UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.   )

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ACUITY BRANDS, INC.

(Name of Registrant as Specified in Its Charter)

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PROXY STATEMENT AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

January 22, 2025



Who We Are



Acuity Brands, Inc. (NYSE: AYI) is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, Acuity Brands Lighting and Acuity Intelligent Spaces, we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications.

We achieve customer-focused efficiencies that allow us to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Acuity Brands, Inc. is based in Atlanta, Georgia, with operations across North America, Europe, and Asia. The Company is powered by approximately 13,000 dedicated and talented associates.

Our Mission

We use technology to solve problems in spaces, light, and more things to come.

Our Values



Integrity
We do the right thing, the first time, every time.



Time
Time is the only constrained resource. We focus on what is most important.



Curiosity
We are always searching for a better way. We are willing and able to change.



Customer Obsessed
We see the world through the eyes of customers and end-users. We deliver on their needs.



People
We create an environment where the best people come to do their best work. We all succeed together.



Community
We care about the environment and our neighbors. We make communities better.



Owner's Mindset
We think and act like owners. We focus on long-term, sustainable value creation.

Letter to Stockholders



Dear Stockholders:

The Board of Directors ("Board") would like to thank you for your ongoing investment and continued confidence in Acuity Brands, Inc. ("Acuity Brands" or the "Company"). The Board oversees strategy, continuously monitors business performance, reviews capital deployment strategies, monitors risks, and examines other opportunities that have the potential to create additional value for stockholders.

We have successfully positioned our Company at the intersection of sustainability and technology, setting ourselves up for long-term growth by taking advantage of two of the most important mega-trends: minimizing the impacts of climate change and maximizing the impacts of technology.

Fiscal 2024 was a successful year of improved operating performance that delivered end-user satisfaction and improved financial results. We improved margins, increased earnings per share, and generated strong cash flow from operations. We continued to allocate capital effectively, investing for future growth in our existing businesses, Acuity Brands Lighting and Acuity Intelligent Spaces. We are delivering better outcomes for our stakeholders and compounding wealth for our shareholders.

Our Acuity Brands Lighting segment continued to lead as the largest lighting and lighting controls company in North America. We have made the business more predictable, repeatable, and scalable through our strategy of increasing product vitality, elevating service levels, using technology to improve and differentiate both our products and how we operate the business, and driving productivity. In fiscal 2024, we combined our lighting and supply chain organizations under one leader to better align the end-to-end connectivity of our processes. We evolved our differentiated product portfolios, Made to Order, Design Select™, and Contractor Select™, to create the most effective way for our end users and contractors to get what they need, when they need it, for their specific projects. And, we invested for future growth, prioritizing new verticals where we have not historically competed or where we are under-penetrated.

Our Acuity Intelligent Spaces segment had a very good year and continued to grow as an attractive technology business that makes spaces smarter, safer, and greener through our strategy of connecting the edge to the cloud. We expanded our addressable market, continued our impressive growth, and increased margins. We are delivering meaningful outcomes for end users that are powered by disruptive technologies and that generate strong financial results. Our open edge-to-cloud solutions currently operate buildings to maximize occupant experience and minimize energy and operational costs, and we believe we can do more in the future.

We have changed how the Company works through our Better.Smarter.Faster. operating system. Better.Smarter.Faster. is the combination of processes, tools, and ways of working that span from strategy to people to operating rhythms to problem solving. It is unique to our organization and allows us to drive strategic alignment, manage change, and deliver results.

Our values are at the core of our culture and help create a shared purpose for achieving our Company's strategic goals. We make decisions based on our values and these values guide how we treat each other and how we serve our customers and communities.

The combination of Better.Smarter.Faster. and our values allows us to operate more efficiently with greater distribution of responsibility and accountability throughout the Company. It is how we continue to improve our businesses and respond quickly and effectively to changing economic environments.

Our strategy is manifested through EarthLIGHT. It is the way we coordinate our efforts around Environmental, Social, and Governance considerations, measure our performance in key areas, and communicate about those efforts to our various stakeholders. We develop and sell products and services that help our customers save energy and reduce greenhouse gas (GHG) emissions during usage. We advance social initiatives in order to be the place where the best people come to do their best work and to make our communities better. The Governance Committee receives regular updates regarding the Company's progress on these efforts, which help us continue to operate with integrity and transparency. We summarized our progress in our 2024 EarthLIGHT report, available on our website www.acuitybrands.com.

We thank our stockholders and other stakeholders for taking the time to engage with us and welcome the opportunity to hear feedback. We will continue to incorporate your input as we form our practices and policies. See *Contacting the Board of Directors* for information about how to reach the Board.

As we look ahead to fiscal 2025, the Board is confident in management's ability to continue to take the necessary steps to drive our transformation forward.

Sincerely,

THE BOARD OF DIRECTORS

Neil M. Ashe,
Chairman, President and CEO

James H. Hance, Jr.
Lead Director

Marcia J. Avedon, Ph.D.

W. Patrick Battle

Michael J. Bender

G. Douglas Dillard, Jr.

Maya Leibman

Laura G. O'Shaughnessy

Mark J. Sachleben

Mary A. Winston



1170 Peachtree Street, N.E.
Suite 1200
Atlanta, Georgia 30309

Notice of Annual Meeting of Stockholders



Date and Time
January 22, 2025
1:00 p.m. ET
Online check-in begins
at 12:45 p.m. ET



Place
Access the Virtual Annual
Meeting at
**www.virtualshareholder
meeting.com/AYI2025**



Record Date
Stockholders of record at the close of business on November 25, 2024 are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

Purpose

Items of Business	Board Recommendation
1 Election of nine directors	⊘ **FOR** each director nominee
2 Ratification of the appointment of our independent registered public accounting firm for fiscal 2025	⊘ **FOR**
3 Advisory vote to approve named executive officer compensation	⊘ **FOR**
4 Stockholder proposal regarding a director resignation bylaw	✗ **AGAINST**

Stockholders will also consider and act upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Voting

Your vote is important. If you are a stockholder of record, you can vote by one of the following methods. In each case, please follow the instructions provided on the Notice of Internet Availability or Proxy Card. We encourage you to vote in advance, even if you plan to participate in the Annual Meeting.



Internet
www.proxyvote.com



Telephone
1-800-690-6903



Mail
Sign, date, and return
your proxy card



During the Meeting
Vote electronically during
the Annual Meeting

Virtual Stockholders' Meeting Information

The Annual Meeting will be held in a virtual format only via the Internet. We believe a virtual meeting allows broader access by our stockholders and other interested parties without restricting participation. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/AYI2025*. You will also be able to vote your shares electronically at the Annual Meeting. **For more information about our virtual Annual Meeting processes, please see** *Questions Relating to this Proxy Statement – Information about our Virtual Annual Meeting*.

On or about December 12, 2024, we plan to commence mailing of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement and our Annual Report on Form 10-K via the Internet and how to vote online. The Notice of Internet Availability of Proxy Materials also contains instructions on how you can receive a paper copy of the proxy materials.

By order of the Board,

[signature]

CHANDA KIRCHNER
Corporate Secretary
December 12, 2024

> **Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 22, 2025. The Proxy Statement and Annual Report on Form 10-K are available at *www.proxyvote.com*.**

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully before voting.

Key Fiscal 2024 Business Performance Highlights

Acuity Brands is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, we design, manufacture, and bring to market products and services that make a difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications. We achieve customer-focused efficiencies that allow us to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Net Sales	Diluted EPS (GAAP)	Adjusted Diluted EPS[1]	Cash Flow from Operations
$3,841M	**$13.44**	**$15.56**	**$619M**

(1) This is a non-GAAP financial measure used by the Board and management to assess the performance of the business. See **Appendix A** for a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Key Fiscal 2024 Achievements

- We achieved **improved operating performance in fiscal 2024** that delivered end-user satisfaction and improved financial results
- We continued to **improve our business** and **allocate capital effectively**
- In our Lighting segment, our financial performance was strong, and we made progress on our strategy and on our initiatives. Our results are being driven by our strategy to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and how we operate the business, and to drive productivity.
  - **Evolved our strategic portfolios: Made to Order, Design Select™,** and **Contractor Select™,** to create the most effective way for our end users to get what they need, when they need it, for their specific projects
  - **Invested for future growth:** Prioritized new verticals where we have not historically competed or where we are under-penetrated:
    - in the **refueling** market where we developed a new line of tailored product solutions; and
    - in the **horticulture** vertical where we built a product portfolio to service the horticulture environment through organic and inorganic product development
  - Combined our lighting and supply chain organizations under one leader to better align the end-to-end connectivity of our processes to accelerate growth and drive productivity
  - Continued to be **recognized for innovation** and won **several notable awards** for products throughout the year including the prestigious **Red Dot® "Best of the Best"** award
- In our Spaces segment, we continued to deliver strong growth and expanded margins through our strategy of making spaces smarter, safer, and greener by connecting the edge to the cloud. We increased our addressable market by expanding where we compete and what we can control.
  - **Expanded where we compete** by adding System Integrator capacity in the **UK, Australia and Asia**
  - Completed the integration of the **KE2 Therm Solutions, Inc.** adding refrigeration controls into the Distech Controls business
  - Launched **Resense™ by Distech Controls®** which won an award for best AI tech innovation for intelligent buildings
  - Won several notable sustainability awards for **our Atrius® cloud applications**
- We generated significant cash flow and **effectively allocated capital** consistent with our priorities, including — we **invested $64 million in capital expenditures,** and acquired certain assets of **Arize horticulture** lighting. We **increased our dividend per share** 15 percent and allocated approximately **$89 million to repurchase** over 454,000 shares at an average price of $194 per share.

Allocating Capital Effectively as a Long-Term Source of Value

Our capital allocation strategy includes the following key elements:

1	**Invest** for growth in our current businesses	**2**	**Enter** new businesses through mergers and acquisitions	**3**	**Increase** our dividend	**4**	**Create** permanent value through share repurchases

EarthLIGHT – Our Approach to ESG

We remained true to pursuing our strategic priorities in fiscal 2024 and illustrated that what we do matters. We continued to develop and sell products and services that help our customers save energy and reduce greenhouse gas (GHG) emissions during usage. We focused on creating an environment where the best people come to do their best work. We also continued our focus on receiving and acting on feedback from stockholders and others, including our associates, to ensure strong governance practices.

Our values – including that we care about the environment and our neighbors and we make communities better – are at the core of our culture and help create a shared purpose for achieving our Company's strategic goals. EarthLIGHT is the way we coordinate our efforts around Environmental, Social, and Governance ("ESG") considerations, measure our performance in key areas, and communicate about those efforts to our various stakeholders. The Governance Committee of our Board oversees our EarthLIGHT program.

The Company shares its ESG-related progress in the 2024 EarthLIGHT report available on its website at **www.acuitybrands.com**.*



In fiscal 2024, we enhanced our ESG Risk Management process to further integrate potential climate-related risks and opportunities within our overall risk analysis. Our 2024 EarthLIGHT Report, guided by the International Sustainability Standards Board (ISSB) framework, now includes, for the first time, a discussion on our identified climate-related risks and opportunities.

As a Company that prioritizes People as a core value, we understand how diversity of backgrounds and experiences is critical to our ongoing success, and our goal is to ensure that all associates feel valued, respected, and accepted for their contributions regardless of their race, sex, religion, ethnicity, age, gender identity, disabilities, national origin, sexual orientation, or other unique characteristics. Led by our Inclusion and Belonging Council, we take a holistic approach to creating an environment where the best people can do their best work. Inclusion is the work being done and Belonging is the desired outcome. The Compensation and Management Development Committee is responsible for the oversight of, and receives regular updates on, the Company's human capital.

Listening to our associates is key to progressing our cultural transformation and business success. Our fiscal 2024 Company-wide Associate Engagement Survey results rose with sustainable engagement at 86% while participation achieved a 96% response rate. The participation rate is an indicator that our associates are confident that their feedback will lead to meaningful action.

We continue to benchmark ourselves against the highest performing companies. Our results are now included in the Willis Towers Watson high-performance normative benchmark, which represents the top 5% of companies included in the survey. To be included in this category, companies must meet the criteria for outstanding financial performance and human resource practices compared to the industry average.

We continue to look for ways to ensure that our associates can be successful, aspiring to create the place where the best people come to do their best work. We have changed how the Company works through our Better.Smarter.Faster. operating system. Better.Smarter.Faster. is a combination of processes, tools, and ways of working that spans from strategy to people to operating rhythms to problem solving. It is unique to our organization and allows us to drive strategic alignment, manage change and deliver results. We make decisions based on our values and these values impact how we treat each other and how we serve our customers.

---

* The information in the EarthLIGHT report and any other information on our website that we may refer to herein is not incorporated by reference into, and does not form any part of, this Proxy Statement.

Board Composition Highlights

Our Director Nominees

Name and Primary Occupation	Independent	Tenure	Age	Current Committee Membership		
				AC	CC	GC
Neil M. Ashe Chairman, President and Chief Executive Officer ("CEO")		4	57			
Marcia J. Avedon, Ph.D. Former Executive Vice President, Chief Human Resources, Marketing and Communications Officer, Trane Technologies PLC	✓	2	63		●	●
W. Patrick Battle Managing Partner, Stillwater Family Holdings	✓	10	61		●	●
Michael J. Bender Former President and CEO, Eyemart Express, LLC	✓	2	63	●		●
G. Douglas Dillard, Jr. Managing Partner, Slewgrass Capital, LLC and Slewgrass Partners, LLC	✓	7	54	●		●
James H. Hance, Jr. Lead Director Operating Executive, The Carlyle Group LP	✓	10	80		●	Chair
Maya Leibman Former Executive Vice President and Chief Information Officer, American Airlines Group, Inc.	✓	4	58		Chair	●
Laura G. O'Shaughnessy Co-Founder and Chief Marketing Officer, The Picnic Group, Inc.	✓	4	47	●		●
Mark J. Sachleben Former Chief Financial Officer and Corporate Secretary, New Relic, Inc.	✓	3	59	Incoming Chair	●	●

AC   Audit Committee   **CC**   Compensation and Management Development Committee   **GC**   Governance Committee   ●   Member

Board Composition (as of December 12, 2024)

Total Diversity



50%

**5 of 10
of our Current Directors
are Diverse**

4

Self-Identify as
Women

(40)%

2

Self-Identify as
Racially Diverse

(20)%

Committees Chairs

67% Self-Identify
as Women

Independence

90% of our Current
Directors are
Independent

Age Distribution (Director Nominees)

61 Average Age
of Current
Directors

1	<50
4	50-59
4	60-69
1	>70

**Significant Board
Refreshment**

5 New
Independent
Directors
Over Past 5
Years

Board Tenure

5.8 Years
Average
Tenure

Board Tenure

6	<5 years
2	6-10 years
2	>10 years

Skills and Experiences Represented by Director Nominees

Description of Skill or Experience	Ashe	Avedon	Battle	Bender	Dillard	Hance	Leibman	O'Shaughnessy	Sachleben
Executive Leadership: Experience as a public company CEO or other executive officer, either current or past; or as a senior executive, division president, or functional leader within a complex organization	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance: Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Growth and Development: Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operational/Manufacturing: Experience in the oversight of large-scale operations, including manufacturing in industries similar to the ones in which the Company operates	✓	✓	✓	✓		✓			
Finance, Accounting, and Capital Markets: Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant, or auditor	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Capital and Talent Management: Experience in attracting, developing, and retaining talent and building strong cultures	✓	✓	✓	✓	✓	✓	✓	✓	✓
Enterprise Risk Management/Sustainability: Experience in oversight of enterprise-wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from ESG developments	✓	✓		✓	✓	✓	✓		✓
Engineering, Technology, and Innovation: Experience in leading edge engineering and technology innovation; experience in digital transformation of a business	✓	✓	✓	✓	✓	✓	✓	✓	✓

Corporate Governance Highlights

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders is important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for various purposes, including soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by our Board with input from the Compensation and Management Development Committee and in partnership with our Senior Vice President, Chief Financial Officer and Senior Vice President, Chief Human Resources Officer, sought feedback on governance priorities, compensation programs, and environmental and social issues. In our most recent pre-proxy season engagement cycle:

We contacted

40   of our top stockholders

We held approximately

10   meetings with stockholders

representing approximately

64%   of our outstanding common stock

representing approximately

31%   of our outstanding common stock

We engaged with stockholders in the following ways:

Off Season Engagement	**Engagement Prior to Annual Meeting**	**Engagement Around and After Annual Meeting**
▪ Engaged stockholders to understand their respective viewpoints ▪ Educated stockholders around the Company's corporate strategy, business developments, and financial position ▪ Engaged stockholders to understand any perception gaps between the Company's performance and stockholder interpretation of performance	▪ Sought feedback on potential matters for stockholder consideration at the Annual Meeting ▪ Discussed any areas of concern that stockholders voiced	▪ Provide clarification on matters being voted on after Annual Meeting material is published ▪ Seek feedback on areas of concern to inform the Board's future decisions

Our Response to Stockholder Feedback Relating to Executive Compensation

The Compensation and Management Development Committee carefully considers feedback from our stockholders regarding our executive compensation practices, as well as other compensation and governance best practices. The Compensation and Management Development Committee implemented a series of changes to our executive compensation program in fiscal 2022 and fiscal 2023 and stockholders responded favorably. Stockholders indicated continued support for these changes during our annual outreach program. Our say on pay ("Say on Pay") vote results at the annual meetings of stockholders held in January 2023 and January 2024 illustrate this support, with 95% of votes cast in favor of Say on Pay at each meeting. The following table summarizes the feedback received from stockholders relating to executive compensation in recent years and our responses:

Feedback/What We Heard	Response/What We Did
Interest in increased focus on performance-based compensation	▪ Beginning in fiscal 2022, our CEO received 75% of his long-term incentive program ("LTIP") award in the form of performance stock units ("PSUs"); the remaining 25% were in the form of restricted stock units ("RSUs") ▪ Beginning in fiscal 2023, other named executive officers ("NEOs") received 60% of their LTIP awards in the form of PSUs (an increase from 50% in fiscal 2022); the remaining 40% were in the form of RSUs (a decrease from 50% in fiscal 2022)
Support of the Company's interest in adding a relative total shareholder return ("rTSR") measure to the LTIP	Beginning in fiscal 2023: ▪ We added PSUs with an rTSR measure for all NEOs ▪ CEO PSU awards (75% of his LTIP award) were allocated such that 50% were based on return on invested capital ("ROIC") in excess of the weighted average cost of capital ("WACC"), and 25% were based on rTSR ▪ Other NEO PSU awards (60% of their LTIP award) were allocated such that 40% were based on ROIC in excess of WACC, and 20% were based on rTSR
Interest in more descriptive disclosure of individual performance goals	▪ Beginning in our proxy statement for our 2023 annual meeting, we included enhanced disclosure of individual performance goals in the short-term incentive program ("STIP") for all NEOs (see ***Key Achievements of our NEOs***).

Corporate Governance Enhancements

Our Board regularly evaluates and enhances our corporate governance practices. Key actions since 2020 include:

▪ Continued refreshment of our Board membership, the leadership of our standing committees, and the membership of our standing committees, including focused succession planning (2020 - 2024)

▪ Amended the Company's Bylaws and Certificate of Incorporation to eliminate supermajority voting provisions (2021)

▪ Amended the Company's Certificate of Incorporation to allow Bylaw amendment granting stockholders' right to call a special meeting (2021)

▪ Amended our Code of Ethics and Business Conduct to highlight our commitment to: remaining vigilant to prevent money laundering; designing, sourcing, and producing safe quality products for our customers; and complying with all requirements for doing business with the government or on publicly funded projects (2023)

▪ Amended and Restated our Incentive-Based Compensation Recoupment Policy to comply with recently adopted New York Stock Exchange ("NYSE") listing standards and Securities and Exchange Commission ("SEC") regulations governing compensation recovery policies (2023)

▪ Amended and Restated our Certificate of Incorporation to provide for exculpation of certain officers of the Company, to the extent permitted by the Delaware General Corporation Law (2024)

▪ Amended our Bylaws to address changes in SEC rules regarding universal proxy cards and changes in Delaware law (2024)

▪ Amended the Company's Anti-Bribery and Anti-Corruption Policy and Whistleblower and Non-Retaliation Policy to reflect the various laws and regulations in the jurisdictions where we operate as we expand geographically (2024)

Governance Best Practices

The Board takes seriously its responsibility to represent the interests of stockholders and is committed to good corporate governance. To that end, the Board has adopted a number of policies and processes, including:

Board Independence & Oversight

- Strong independent Lead Director
- Robust director refreshment and succession planning process (5 new independent directors added in the last 5 years)
- Annual, robust Board and committee self-evaluation process
- Oversight of risk management by the Board
- Oversight of ESG by the Governance Committee

Stockholder Rights

- Majority voting for directors in uncontested elections
- Annual election of all directors
- Proxy access bylaw
- No stockholder rights plan or "poison pill"

Equity Risk Mitigation

- Executive and director stock ownership guidelines and retention requirements until ownership level achieved
- Prohibitions on hedging and pledging of our common stock
- Clawback policy (compliant with and exceeding NYSE listing standards) for incentive compensation paid to current and former covered officers

Executive Compensation Highlights

The Compensation and Management Development Committee reviews the Company's executive compensation program to determine whether any changes are needed to align our compensation program with long-term stockholder value creation and strengthen our pay aligned to performance approach to compensation for our NEOs. In fiscal 2023, we added an rTSR metric to the PSUs for our NEOs and increased the weighting of our LTIP awards of the NEOs (excluding the CEO, whose LTIP awards were already 75% performance-based) more heavily toward performance. We believe that these changes strengthened our compensation processes for years to come and were aligned with feedback from our stockholders. As a result, no further compensation program design changes were made for the fiscal 2024 plan year.

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- alignment of pay and performance;
- alignment with the Company's business and operating strategy;
- alignment with stockholder value creation;
- consistency with peer group and market practice;
- motivation and retention of key talent; and
- flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Program Design

During our stockholder engagement in fiscal 2024, we shared an overview of our current executive compensation programs and discussed with interested stockholders program changes implemented during the past few years, such as the addition of an rTSR metric and increasing the weighting of our performance-based compensation for NEOs. After reviewing market trends and receiving shareholder support for our programs, we made no compensation program design changes for fiscal 2024.

The following tables highlight several design changes we implemented in fiscal 2023 and fiscal 2022 in response to feedback received from our stockholders.

Fiscal 2023 Design Changes

Addition of an rTSR metric in LTIP for all NEOs	▪ For the CEO, 75% of the LTIP award was in the form of PSUs, with 50% based on ROIC in excess of WACC, and 25% based on rTSR. ▪ For other NEOs, 60% of the LTIP award was in the form of PSUs, with 40% based on ROIC in excess of WACC, and 20% based on rTSR.
Increased weighting of PSUs in LTIP for non-CEO NEOs to further align with CEO and stockholders	▪ The CEO continues to have 75% of the LTIP that is performance-based, which was increased in fiscal 2022. ▪ Other NEOs now have 60% of the LTIP that is performance-based, an increase from 50% in fiscal 2022.

Fiscal 2022 Design Changes

Alignment of CEO performance-based compensation with other NEOs	The CEO participated in the LTIP in fiscal 2022, receiving similar award types as other NEOs. The CEO's weighting was 75% in PSUs and 25% in RSUs, while other NEOs' weighting remained at 50% in both PSUs and RSUs.
Alignment of RSU vesting period with PSU vesting period	The vesting period of RSUs was changed from four years to three years to align with the three-year vesting and performance period of our PSUs.

Compensation Best Practices

What We Do	What We Don't Do
✔ We align pay and performance by providing a greater portion of compensation in incentive compensation	✖ We do not have employment agreements with executive officers
✔ We conduct an annual compensation risk assessment to ensure designs of STI and LTI Programs discourage excessive risk taking	✖ We do not have "single-trigger" provisions for payout of benefits under change in control agreements
✔ We conduct an annual review of peers, as well as benchmark pay practices and pay levels to ensure compatibility	✖ We do not have tax gross-ups in severance or change in control agreements
✔ We retain an independent compensation consultant to advise on director and executive compensation matters	✖ We do not allow new SERP participants
✔ We conduct regular outreach with stockholders to discuss and review our executive compensation program	✖ We do not allow executive loans
	✖ We do not permit hedging or pledging of stock by directors and executive officers
✔ We have stock ownership guidelines for all executive officers and directors	✖ We do not pay dividends on equity awards until performance units are earned or time-based awards vest
✔ We have a clawback policy that complies with and exceeds NYSE listing standards, and we include clawback rights in our equity award agreements	✖ We do not allow repricing or backdating of stock options
✔ We limit perquisites	
✔ We have an annual Say on Pay vote	

Pay and Performance Alignment

At Acuity Brands, the core tenet of our executive compensation philosophy continues to be "pay aligned to performance." As such, a significant portion of the direct compensation opportunity for our NEOs is variable and "at-risk" since it is based on the achievement of financial performance goals, the value of our stock, or an individual performance assessment. The following graphic and table show the various elements of direct compensation and target pay mix for our NEOs. For fiscal 2024, our CEO's variable pay represented 88% of total direct compensation opportunity, and for our other NEOs, variable pay represented on average approximately 77% of total direct compensation opportunity.

ELEMENTS OF FISCAL 2024 DIRECT COMPENSATION



Vehicle and Measures	Objective
Long-Term Incentive Award	

▪ For the CEO, weighting is:
  ▪ 75% PSUs, with 50% based on three-year adjusted ROIC in excess of WACC, and 25% based on rTSR; and
  ▪ 25% RSUs
▪ For other NEOs, weighting is:
  ▪ 60% PSUs, with 40% based on three-year adjusted ROIC in excess of WACC, and 20% based on rTSR; and
  ▪ 40% RSUs
	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period;
	▪ Reward Company and individual performance;
	▪ Drive a balanced perspective of both internal and relative performance over the long-term;
	▪ Encourage and reward long-term appreciation of stockholder value;
	▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and
	▪ Align interests of executives with those of stockholders.

Short-Term Incentive Award	

For all NEOs:
▪ Company Performance (80%):
  ▪ Net sales (34%)
  ▪ Adjusted operating profit (33%)
  ▪ Free cash flow (33%)
▪ Individual Performance (20%):
  ▪ Including ESG Goals
	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives;
	▪ Reward focus on operational performance, profitability, and cash flow generation; and
	▪ Reward individual performance and ESG goal attainment aligned with Company and stockholder interest.

Base Salary	
	▪ Provide a competitive level of fixed cash compensation; and ▪ Reward individual performance, level of experience, and responsibility.

Fiscal 2024 Performance

We achieved the following:

Fiscal Year Ended August 31 ($ millions, except diluted earnings per share)	GAAP	Non-GAAP[1]
Net Sales	2024 $3,841 2023 $3,952 2022 $4,006	
Diluted Earnings Per Share / Adjusted Diluted Earnings Per Share	2024 $13.44 2023 $10.76 2022 $11.08	2024 $15.56 2023 $14.05 2022 $12.83
Net Cash Flow From Operating Activities (GAAP) / Free Cash Flow (Non-GAAP)	2024 $619 2023 $578 2022 $316	2024 $555 2023 $511 2022 $260

[1] This column includes non-GAAP financial measures used by the Board and management to assess the performance of the business. See *Appendix A* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Net sales of $3.84 billion for the year ended August 31, 2024 decreased by $111 million, or 2.8%, compared with the prior-year period due to declines in sales within our Lighting segment, partially offset by higher sales within our Spaces segment. Acquisitions and divestitures did not have material impacts on consolidated net sales for the year ended August 31, 2024.

Diluted earnings per share for fiscal 2024 was $13.44 compared with $10.76 for the prior-year period, an increase of $2.68 per share, or 24.9%. The increase in diluted earnings per share reflects higher net income, and lower outstanding diluted shares. Adjusted diluted earnings per share for fiscal 2024 was $15.56 compared with $14.05 for the prior-year period, an increase of $1.51 per share or 10.7%. The improvement in adjusted diluted earnings per share reflects higher adjusted net income, as well as lower outstanding diluted shares.

We generated $619 million of cash flows from operating activities during fiscal 2024 compared with $578 million in the prior-year period, an increase of $41 million. This increase was due primarily to higher net income in fiscal 2024, partially offset by higher working capital investments to fund profitable growth. We allocated capital to $64 million in capital expenditures to support organic growth in our business, $18 million in dividends paid to stockholders, and $89 million, or 454,000, of share repurchases.

Financial Performance Measures for Short-Term Incentive Program

The financial performance measures and their relative weightings are established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures, the Compensation and Management Development Committee considers management's recommendations, which incorporate and consider the long- and short-term strategic goals of the Company, and reviews available peer company information and other market data provided by its compensation consultant.

Each of the financial performance measures shown below may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments; (b) the distortive effect of business acquisitions and/or dispositions; (c) purchase accounting adjustments; (d) significant changes in income tax rates or regulations; (e) significant changes in foreign currency; (f) refinancing or extinguishment of debt; (g) changes in accounting principles or accounting policies; and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee. For fiscal 2024, there were no adjustments made to these results.

SHORT-TERM INCENTIVE PROGRAM FINANCIAL PERFORMANCE MEASURES

Measure[2]	Weighting	Performance Objectives[1]			Actual (in millions)	Achievement % (rounded)	Weighted Payout % (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$3,650	$3,808	$4,320	$3,841	106%	36%
Adjusted operating profit	33%	$450	$504	$670	$553	130%	43%
Free cash flow	33%	$440	$511	$650	$555	132%	44%
					Company Payout Percentage		123%

[1] Threshold, Target, and Maximum are payable at 50%, 100%, and 200%, respectively.

[2] Adjusted operating profit and free cash flow are non-GAAP financial measures. See **Appendix** B for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Performance-Based Incentive Compensation

The Compensation and Management Development Committee made no compensation program design changes for our NEOs for fiscal 2024, but made key compensation decisions for our NEOs for fiscal 2024 as discussed below.

STIP payouts for fiscal 2024 were based on the achievement of previously established financial performance measures and the achievement of individual performance goals. Eighty percent (80%) of the cash incentive opportunity could be earned based on the Company's performance relative to net sales, adjusted operating profit, and free cash flow. The actual financial performance achieved in reference to the threshold, target, and maximum ranges resulted in achievements of net sales at 106%, adjusted operating profit at 130%, and free cash flow at 132%. Based on the weighting of each financial measure, this resulted in a payout based on the Company performance of 123%. Twenty percent (20%) of the cash incentive opportunity could be earned based on achievement of individual performance goals, which include ESG goals. Each NEO's final STIP payout was calculated by taking the sum of the individual participant's base salary multiplied by their STIP target percent, then applying the achievement level of the financial performance measures and the individual performance level.

The Board granted NEOs equity awards for fiscal 2024 in October 2023 under the LTIP as follows:

- For the CEO (a) 75% in the form of PSUs that vest, if at all, three years from the grant date based on performance, and (b) 25% in the form of RSUs that vest ratably over a three-year period.

- For all other NEOs (a) 60% in the form of PSUs that vest, if at all, three years from date of grant based on performance, and (b) 40% in the form of RSUs that vest ratably over a three-year period.

The actual number of PSUs earned will be determined at the end of the three-year period based on the level of achievement of adjusted ROIC in excess of established WACC thresholds and our relative ranking against the S&P 400 Capital Goods Index, both of which may allow for an earned payout up to two times the number of PSUs originally awarded. If the threshold financial performance measures are not achieved, no PSUs are earned.

Corporate Governance at Acuity Brands

ITEM 1: | **ELECTION OF DIRECTORS**

The Board has nominated the nine current directors listed below to be re-elected to serve a one-year term expiring at our next annual meeting of stockholders or until a successor is elected or qualified. After years of valuable service, Ms. Winston will not stand for election at the Annual Meeting. Our Board expresses its deep appreciation to Ms. Winston for her many contributions to the Company during her seven-year term including her strong leadership as the Chair of our Audit Committee.


Neil M. Ashe
Marcia J. Avedon, Ph.D.
W. Patrick Battle
Michael J. Bender
G. Douglas Dillard, Jr.
James H. Hance, Jr.
Maya Leibman
Laura G. O'Shaughnessy
Mark J. Sachleben


Our Bylaws provide that the number of directors constituting the Board shall be determined from time to time by the Board. Currently, the number of directors constituting the Board is fixed at ten. The Board has determined to reduce the number of directors constituting the Board to nine, effective immediately following the Annual Meeting. All of the director nominees listed above were recommended to the Board for re-election by the Governance Committee. If elected, each nominee will hold office for a one-year term expiring at our next annual meeting or until a successor is elected or qualified.

Our Corporate Governance Guidelines provide that persons will not be nominated for election after their 75th birthday unless the Board, on the recommendation of the Governance Committee, determines that due to unique or extenuating circumstances it is in the best interests of the Company and its stockholders to waive such limitation. Directors are expected to offer to resign as of the annual meeting following their 75th birthday. The Board waived the age requirement for Mr. Hance, age 80, who has been nominated for election at this Annual Meeting. An additional one-year term for Mr. Hance will provide continuity during our ongoing board review and refreshment process, as well as allow the Company to continue to benefit from his diverse skills and experience.

The persons named in the accompanying proxy, or their substitutes, will vote for the election of the nine nominees. No proposed nominee is being elected pursuant to any arrangement or understanding between the nominee and any other person or persons. All nominees have consented to stand for election at this meeting. If any of the proposed nominees become unable or unwilling to serve, the persons named as proxies in the accompanying proxy, or their substitutes, shall have full discretion and authority to vote or refrain from voting for any substitute nominees in accordance with their judgment.

A summary of each director nominee's business experience and qualifications, other public company directorships held currently or in the last five years, and membership on the standing committees of the Board of the Company is below.

 **The Board recommends that you vote FOR each of the Director Nominees.**

Director Information

Board Skills and Experience Summary

Executive Leadership:
Experience as a public company CEO or other executive officer, either current or past; or a senior executive, division president, or functional leader within a complex organization

9/9

Corporate Governance:
Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies

9/9

Strategic Growth and Development:
Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies

9/9

Operational/Manufacturing:
Experience in the oversight of large-scale operations, including manufacturing in industries similar to the ones in which the Company operates

5/9

Finance, Accounting, and Capital Markets:
Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant, or auditor

9/9

Human Capital and Talent Management:
Experience in attracting, developing, and retaining talent and building strong cultures

9/9

Enterprise Risk Management/Sustainability:
Experience in oversight of enterprise-wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from ESG developments

7/9

Engineering, Technology, and Innovation:
Experience in leading edge engineering and technology innovation; experience in digital transformation of a business

9/9

Director Nominees



NEIL M. ASHE

Director Since: 2020

Age: 57

Non-Independent
(Chairman, President and Chief Executive Officer)

Committees: None

SKILLS AND QUALIFICATIONS

Mr. Ashe brings to our Board extensive executive leadership experience and demonstrated ability to lead innovation, growth and change in competitive and fast-moving industries. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Chairman of the Board of the Company since January 2021
- President and Chief Executive Officer of the Company since January 2020
- CEO of Faster Horses LLC, which invests in, operates and advises companies that are embracing the power of digital to grow and change their businesses, from February 2017 to December 2019
- President and CEO, Global eCommerce & Technology, of Walmart, Inc., a multi-national retail corporation, from January 2012 to January 2017
- President of CBS Interactive, an online content network for information and entertainment, from July 2008 to July 2011
- CEO of CNET Networks, Inc., an online platform that provides media and marketing services, from 2006 to 2008
- Served on the Boards of Directors of numerous companies, including CNET Networks, Inc. and AMC Networks, Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS

- Current: None
- Previous (during the past 5 years): Vericity, Inc.



MARCIA J. AVEDON, Ph.D.

Director Since: 2022
Age: 63

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Dr. Avedon brings to our Board over 30 years of experience leading organizational transformation, talent and succession management, culture change, corporate social responsibility and communications. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Founder and CEO, Avedon Advisory LLC, an executive coaching, consulting and educational services company, since April 2022
- Executive Vice President, Chief Human Resources, Marketing and Communications Officer for Trane Technologies PLC, a climate control innovation company (previously Ingersoll Rand, plc), from March 2020 to April 2022
- Executive Vice President, Chief Human Resources, Marketing and Communications Officer for Ingersoll Rand, plc, a global diversified industrial and climate solutions provider, from December 2019 to March 2020, and Senior Vice President, Human Resources, Communications and Corporate Affairs for Ingersoll Rand, plc, from February 2007 to December 2019
- Chief HR Officer of Merck & Company from January 2002 to December 2006
- Positions in Human Resources of increasing responsibility at Honeywell International from 1995 to 2002
- Early career included positions in human resources at Anheuser-Busch Companies, Inc. and as a consultant with Booz, Allen & Hamilton, Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Generac Holdings Inc.
- **Previous (during the past 5 years):** GCP Applied Technologies and Lincoln National Corporation



W. PATRICK BATTLE

Director Since: 2014
Age: 61

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Mr. Battle brings to our Board extensive operational, strategic, and marketing expertise gained through his senior leadership positions. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and human capital and talent management; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Managing Partner of Stillwater Family Holdings since 2010
- Executive Chairman of Diamond Baseball Holdings, an organization that owns and operates select Minor League Baseball clubs affiliated with Major League Baseball, since December 2021
- Chairman of IMG College (formerly known as The Collegiate Licensing Company, "CLC"), a national collegiate licensing and marketing firm, from 2007 to 2011; prior to joining IMG in 2007, Mr. Battle was president and CEO of CLC, where he worked since 1984

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** MasterCraft Boat Holdings, Inc.
- **Previous (during the past 5 years):** None



MICHAEL J. BENDER

Director Since: 2022
Age: 63

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Mr. Bender brings to our Board a strong background as an executive leader with extensive experience operating businesses at scale in the retail, integrated healthcare, real estate, e-commerce and global food and beverage industries. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operational and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- President and CEO of Eyemart Express, LLC ("Eyemart"), an eyecare retailer, from January 2018 to April 2022, having previously served as President of Eyemart from September 2017 to January 2018
- Chief Operating Officer, Global eCommerce of Walmart Inc. ("Walmart"), a multinational retail corporation, from July 2014 to February 2017, following service in various executive level positions at Walmart, including EVP and President of West Business Unit from 2011 to 2014; SVP, Mountain Division from 2010 to 2011; and Vice President and General Manager of Southwest Region from 2009 to 2010
- Various senior level positions from 2003 to 2007 at Cardinal Health, Inc., a global, integrated healthcare services and products company, including President and General Manager, Retail and Alternate Care
- Vice President, Store Operations of L-Brands, Inc., Victoria Secret Stores, an international specialty retailer, from 1999 to 2002
- Variety of sales, finance, and operating roles at PepsiCo, Inc., a global food and beverage company, from 1984 to 1999

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Kohl's Corporation
- **Previous (during the past 5 years):** Ryman Hospitality Properties, Inc.



G. DOUGLAS DILLARD, JR.

Director Since: 2017
Age: 54

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Mr. Dillard brings to our Board financial and strategic expertise, including his vast and relevant experience with software and business service companies, which is fundamental to the Company's current strategic direction. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Founder and Managing Partner of Slewgrass Capital, LLC, and Slewgrass Partners, LLC, a family investment fund, since 2017
- Co-Managing Partner of Standard Pacific Capital ("Standard Pacific"), an investment management firm, from 2005 to 2016
- Investment Partner of Standard Pacific from 1998 to 2005, responsible for the firm's investments in software and business service companies and non-Asia emerging markets
- Co-Portfolio Manager of Standard Pacific's flagship Global Fund from 2005 to 2016
- Adjunct professor at the McDonough School of Business at Georgetown University since 2017

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** None



JAMES H. HANCE, JR.

Director Since: 2014
Age: 80

Independent

Committees: Compensation and Management Development; Governance (Chair)

SKILLS AND QUALIFICATIONS

Mr. Hance brings to our Board extensive leadership, operational, and financial expertise, as well as significant corporate governance knowledge from his service on other large public company boards. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Operating executive of The Carlyle Group LP, a global investment firm, since 2005
- Vice Chairman of Bank of America Corporation, a bank and financial holding company, from 1993 to 2005; Chief Financial Officer from 1988 to 2004
- Chairman and co-owner of Consolidated Coin Caterers Corporation, a manufacturer, marketer, and distributor of soft drinks, from 1985 to 1986
- Partner at PricewaterhouseCoopers, a multinational professional services brand of firms, from 1979 to 1985; audit staff from 1969 until 1978
- Certified Public Accountant
- Served on the Boards of Directors of numerous companies, including Cousins Properties Incorporated, Duke Energy Corporation, Ford Motor Company, Parkway, Inc., Sprint-Nextel Corporation, Rayonier, Inc., EnPro Industries, Morgan Stanley, and Bank of America Corporation

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** The Carlyle Group, Inc.
- **Previous (during the past 5 years):** None



MAYA LEIBMAN

Director Since: 2020
Age: 58

Independent

Committees: Compensation and Management Development (Chair); Governance

SKILLS AND QUALIFICATIONS

Ms. Leibman brings to our Board extensive technology, cybersecurity, operational, strategic and leadership expertise gained through her senior leadership positions. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Director, Environment Agency Board, a Non-Departmental Public Body set up under the Environment Act 1995 (UK) to take an integrated approach to environmental protection and enhancement in England, since April 2024
- Senior Advisor, American Airlines Group Inc., a publicly traded airline holdings company ("AA"), from January 2023 to January 2024
- Executive Vice President and Chief Information Officer of AA from November 2015 to December 2022
- Senior Vice President and Chief Information Officer of AA from December 2011 to November 2015
- Various roles of increasing responsibility at AA from September 1994 to July 2010

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** None



LAURA G. O'SHAUGHNESSY

Director Since: 2020
Age: 47

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Ms. O'Shaughnessy brings to our Board extensive digital, technology, business development, and strategic expertise gained through her various leadership positions. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Co-Founder and Chief Marketing Officer, The Picnic Group, Inc., a boutique holding company of food brands, since December 2022
- Independent Consultant since August 2020
- Chief Digital Officer of ReserveBar, an e-commerce leader in rare, luxury, and ultra-premium spirits, from August 2022 to October 2022
- Co-Founder of Code3 (formerly SocialCode), a technology company that manages digital and social advertising for leading consumer brands, and served as CEO from 2009 to August 2020
- Business and Product Strategy of the Slate Group, an online publisher, from 2009 to 2010

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Vroom, Inc.
- **Previous (during the past 5 years):** None



MARK J. SACHLEBEN

Director Since: 2021

Age: 59

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Mr. Sachleben brings to our Board extensive financial, digital technology, and strategic planning expertise, as well corporate governance experience gained through his senior leadership positions. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Advisor to the Chief Financial Officer of New Relic, Inc. ("New Relic"), an engineer focused, data-driven company, from August 2022 to May 2023
- Chief Financial Officer of New Relic from April 2008 to August 2022
- Corporate Secretary of New Relic from February 2018 to August 2022
- Vice President of Finance of Wily Technology, Inc., a software company, from December 1999 to March 2006

OTHER PUBLIC COMPANY DIRECTORSHIPS

- Current: MeridianLink, Inc.
- Previous (during the past 5 years): None

Director Nomination Process

Annual Assessment of Size, Composition, and Structure

The Governance Committee, comprised of all of our independent directors, is responsible for recommending to the Board the director nominees to be elected by our stockholders each year at our annual meeting of stockholders. The Governance Committee is also responsible for recommending to the Board any nominees for appointment to fill a new Board seat or Board vacancy. To fulfill these responsibilities, the Governance Committee annually assesses the requirements of the Board and makes recommendations to the Board regarding its size, composition, and structure.

Incumbent Nominations

In determining whether to nominate an incumbent director for re-election, the Governance Committee, in consultation with the Board Chair and the Lead Director, evaluates each incumbent director's continued service in light of the current assessment of the Board's requirements, taking into account factors such as evaluation of the incumbent's performance.

Identification and Consideration Process of a New Nominee

1   Identification of Qualified Candidates

The Governance Committee first identifies a qualified candidate or candidates. Candidates may be identified through: the engagement of an outside search firm; recommendations from independent directors, the Board Chair, management or other advisors to the Company; or stockholder recommendations.

2   Review of Qualifications

The Governance Committee reviews the qualifications of each candidate. As expressed in our Corporate Governance Guidelines, we do not set specific criteria for directors, but the Governance Committee reviews the qualifications and skills of each candidate, including, but not limited to, the candidate's experience, judgment, diversity, and experience in or knowledge of marketing, innovation, manufacturing, cybersecurity, software, electronic and distribution technologies, international operations, and accounting or financial management.

3   Candidate Interview

Final candidates are interviewed by multiple Governance Committee members, as well as the Board Chair and the Lead Director (who currently is the Governance Committee Chair).

4   Recommendation

The Governance Committee makes a recommendation to the Board based on its review, the results of interviews with the candidates, and all other available information.

5   Final Decision

The Board makes the final decision on whether to invite a candidate to join the Board after completion of independence, reference, and background checks.

6   Invitation

The Board-approved invitation is extended by the Governance Committee Chair and the Board Chair.

Importance of Board Diversity

Our Corporate Governance Guidelines provide that the Governance Committee should consider diversity when reviewing the appropriate experience, skills, and characteristics required of directors. In evaluating director candidates, the Governance Committee considers the diversity of the experience, skills, and characteristics that each candidate brings to the Board and whether the candidate's background, qualifications and characteristics will complement the overall membership of the Board. For purposes of Board composition, diversity also may include, among other unique characteristics, age, gender, ethnicity, race, national origin, and/or geographic background. The Governance Committee and the Board seek to maintain a Board comprised of talented and dedicated directors with a diverse mix of skills, backgrounds, and expertise in areas that will foster the Company's continued business success and that will reflect the diverse nature of the business environment in which we operate. The Board maintains a Board Diversity Policy which is available on the Company's website at **www.acuitybrands.com** under **For Investors** then **Governance—Committee Charters & Governance Documents.**

Importance of Time Commitment

The Board believes that directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time. Therefore, our Corporate Governance Guidelines generally prohibit (i) an outside director from serving on more than four public company boards (including our Board) at one time, (ii) our CEO from serving on more than two public company boards (including our Board) at one time, and (iii) the Board Chair or Lead Director from serving on more than three public company boards (including our Board).

Stockholder Recommendations for Candidates for Director

Pursuant to a policy adopted by the Board, the Governance Committee will consider recommendations for candidates for director from stockholders made in writing via certified mail and addressed to the attention of the Chair of the Governance Committee, c/o Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. The Governance Committee will consider such recommendations on the same basis as those from other sources. Stockholders making recommendations for candidates for director should provide the same information required for director nominations by stockholders at an annual meeting, and such recommendations must be received by the Company in accordance with the advance notice provision of our Bylaws, each as explained in the section entitled *Next Annual Meeting—Stockholder Proposals and Director Nominations*.

Proxy Access Nominations

Our Bylaws enable a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of 20% of the number of directors then in office or two directors, subject to the requirements specified in our Bylaws. Stockholders who wish to nominate director candidates for inclusion in our proxy materials under our proxy access Bylaw provisions must satisfy the requirements (including, but not limited to, the timelines) in our Bylaws as described in the section entitled *Next Annual Meeting—Stockholder Proposals and Director Nominations*. The Board expects to evaluate any director candidates nominated through the proxy access process in a manner similar to that used to evaluate other director candidates.

Board Refreshment and Succession Planning

Over the past five years, we have added skills, expertise, and diversity to the Board with the addition of Mr. Bender (September 2022), Dr. Avedon (June 2022), Mr. Sachleben (August 2021), Ms. O'Shaughnessy (June 2020), and Ms. Leibman (February 2020) in such areas as executive leadership, strategic growth and development, engineering, technology, innovation, finance, accounting, human capital and talent management, enterprise risk management, and sustainability. It is the intention of the Board to continue this refreshment process over the coming years as we plan for the retirement of certain members of the Board, when additional skills and expertise are identified during the annual assessment process, or as a result of our strategic planning process.

5 **new independent directors**
since 2020

Director Independence

The Board is responsible for supervising the management of the Company. The Board has reviewed and determined that all of its current members, except Neil M. Ashe, the Chairman, President and CEO, have no material relationship with the Company and are independent, based on the listing standards of the NYSE, the categorical standards in our Corporate Governance Guidelines, and a finding of no other material relationships. Our Corporate Governance Guidelines are available on our website at ***www.acuitybrands.com*** under ***For Investors*** then ***Governance—Committee Charters & Governance Documents***.

Board and Committees

Board Leadership Structure

The Board believes that no single leadership structure fits all organizations. The Board, using its diverse skills and experience, considers the most appropriate leadership structure for our Company based on the specific circumstances and challenges we face. The independent Board members challenge management and demonstrate independence and free thinking as necessary to ensure effective oversight. The Board also prioritizes stockholder engagement and discusses feedback received. As a result, the Board is in the best position to evaluate the relative benefits and challenges of different Board leadership structures, and ultimately decides which one best serves the interests of all of our stakeholders. The independent directors, therefore, believe that the Company's current structure, with an independent Lead Director and standing committees consisting entirely of independent directors, provides strong independent leadership and oversight, as well as efficient and clear leadership, communication, and administration.

Duties and Responsibilities of the Board Chair

Our Corporate Governance Guidelines provide that whenever the Board Chair is a member of management, there will be an independent Lead Director. Some of the responsibilities of the Board Chair include, but are not limited to:

- facilitating the flow of information between management and the Board;
- providing an appropriate amount of management oversight;
- facilitating the efficient operation of the Board by ensuring the Board is fulfilling its obligations and duties; and
- framing effective strategic alternatives based on extensive knowledge of the Company and the industry in which it operates.

Duties and Responsibilities of the Lead Director

Our Lead Director is an independent director appointed each year by the independent members of the Board after the annual meeting of stockholders. The Lead Director's responsibilities, as described in our Corporate Governance Guidelines, include:

- providing oversight to ensure the Board works in an independent, cohesive fashion;

- ensuring Board leadership in the absence or incapacitation of the Board Chair;

- chairing Board meetings when the Board Chair is not in attendance;

- coordinating with the Board Chair to ensure the conduct of the Board meeting provides adequate time for serious discussion of appropriate issues and that appropriate information is made available to Board members on a timely basis;

- chairing executive sessions and acting as liaison between the independent directors and the Board Chair on matters raised in such sessions; and

- coordinating with the Board Chair and CEO, or if they are not the same person, the CEO, to set the agenda for Board meetings.

In addition, the Lead Director meets separately each quarter with our General Counsel and is entitled to request material and receive notice of and attend all Board committee meetings and to discuss other matters, as needed, directly with our General Counsel.

The Board believes that having an independent Lead Director whose responsibilities closely parallel those of an independent chair ensures that the appropriate level of independent oversight is applied to all Board decisions.

Our Corporate Governance Guidelines provide that our Board will include a majority of independent directors.

Nine of our ten current directors are independent. Eight of our nine director nominees are independent. In addition, only independent directors serve as members of the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Each of the standing committees is led by a committee chair who sets the agenda for the committee and reports to the full Board on the committee's work. The independent members of the Board and the independent members of each of the standing committees meet quarterly in executive session.

90%

**Independent
(Current Directors)**

Committees of the Board

The Board has delegated certain functions to the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Our committee Charters describe the responsibilities of each standing committee. The Board annually reviews the composition of our standing committees to consider and determine opportunities for committee membership rotation and succession planning. For information about where to access the Charters, see *Governance Policies and Procedures*.

Audit Committee

Members:*	Roles and Responsibilities of the Committee:	Number of Meetings Held in Fiscal 2024:
Mary A. Winston (Chair)[1] Michael J. Bender G. Douglas Dillard, Jr. Laura G. O'Shaughnessy	▪ Matters pertaining to our auditing, internal control, financial reporting, and financial risk exposures (including cybersecurity), as set forth in the Audit Committee's report (see *Report of the Audit Committee*) and in its Charter. ▪ Each quarter, the Audit Committee meets separately with the independent registered public accounting firm, the internal auditor, the Chief Financial Officer, the General Counsel, and the Chief Compliance Officer without other management present. ▪ Annually, the Audit Committee evaluates the performance of the independent registered public accounting firm in relation to its functions and responsibilities (see *Selection and Engagement of the Independent Registered Public Accounting Firm*).	5

* Each member of the Audit Committee is independent under the requirements of the SEC and the Sarbanes-Oxley Act of 2002. In addition, the Board has determined that each member of the Audit Committee meets the current independence and financial literacy requirements of the listing standards of the NYSE. The Board has determined that each of the members of the Audit Committee satisfy the "audit committee financial expert" criteria adopted by the SEC and that each of them has accounting and related financial management expertise required by the listing standards of the NYSE.

[1] As part of the Board's Committee rotation and succession planning process, effective as of the date of the Annual Meeting, subject to his re-election, Mr. Sachleben will become the Chair of the Audit Committee. Mr. Sachleben is independent and financially literate and qualifies as an audit committee financial expert.

Compensation and Management Development Committee

Members:*	Roles and Responsibilities of the Committee:	Number of Meetings Held in Fiscal 2024:
Maya Leibman (Chair) Marcia J. Avedon, Ph.D. W. Patrick Battle James H. Hance, Jr. Mark J. Sachleben[1]	▪ Matters relating to the evaluation and compensation of the executive officers and non-employee directors, as described in its Charter. ▪ Matters relating to management development and succession. ▪ At most regularly scheduled meetings, the Compensation and Management Development Committee meets privately with an independent compensation consultant without management present. ▪ Annually, the Compensation and Management Development Committee evaluates the performance of the independent compensation consultant in relation to the its functions and responsibilities.	5

* Each member of the Compensation and Management Development Committee is independent under the listing standards of the NYSE and a non-employee director under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board has determined that each member of the Compensation and Management Development Committee meets the additional independence requirements applicable to compensation committees under NYSE listing standards.

[1] As part of the Board's Committee rotation and succession planning process, effective as of the date of the Annual Meeting and subject to his re-election, Mr. Sachleben will rotate out of the Compensation and Management Committee and become the Chair of the Audit Committee.

Compensation Committee Interlocks and Insider Participation

The directors who served on the Compensation and Management Development Committee of the Board during the fiscal year ended August 31, 2024, were Marcia J. Avedon, Ph.D., W. Patrick Battle, James H. Hance, Jr., Maya Leibman, and Mark J. Sachleben. None of these individuals are, or ever have been, officers or associates of the Company. During fiscal 2024, none of our executive officers served as a director or on the compensation committee of any entity for which any of these individuals served as an executive officer, and there were no other compensation committee interlocks with the entities with which these individuals or our other directors are affiliated.

Governance Committee		
Members:*	**Roles and Responsibilities of the Committee:**	**Number of Meetings Held in Fiscal 2024:**
James H. Hance, Jr. (Chair) Marcia J. Avedon, Ph.D. W. Patrick Battle Michael J. Bender G. Douglas Dillard, Jr. Maya Leibman Laura G. O'Shaughnessy Mark J. Sachleben Mary A. Winston[1]	▪ Reviewing matters pertaining to the composition, organization, and practices of the Board. ▪ Recommending changes to the Corporate Governance Guidelines. ▪ Recommending changes to and overseeing the administration of the Code of Ethics and Business Conduct. ▪ Overseeing our ESG initiatives through our EarthLIGHT program. ▪ Periodic evaluation of the Board and individual directors. ▪ Recommending to the full Board a slate of directors for election by stockholders at the annual meeting and candidates to fill a new Board position or any vacancies on the Board as explained in greater detail in the section entitled *Director Nomination Process*.	**4**
* The Board has determined that each member of the Governance Committee is independent under the listing standards of the NYSE.		

[1] Ms. Winston's service on the Board will end as of the date of the Annual Meeting.

Director Engagement

Board Meetings and Attendance

During the fiscal year ended August 31, 2024, the Board held five regular meetings. Each incumbent member of the Board attended 75% or more of the aggregate of (i) the total number of meetings of the Board held during fiscal 2024 (during the period for which such person served as a director), and (ii) the total number of meetings of each committee of the Board held during fiscal 2024 (during the period for which such person served as a member of the committee).

The Company does not have a formal policy regarding director attendance at its annual meeting of stockholders, but expects directors to attend. All directors attended the most recent annual meeting.

Meetings of Non-Management Directors

Our Corporate Governance Guidelines provide that all non-management directors meet in executive session outside the presence of the CEO and other Company personnel during a portion of each of the Board's meetings. As discussed above, the Lead Director chairs these executive sessions and develops the agenda for each executive session.

Beyond the Boardroom

Our directors routinely receive updates on the Company's strategy and operations from members of the management team during quarterly meetings that allow continued engagement with our associates who are involved in day-to-day operations. In addition, the members of the Board may periodically visit one or more of the Company's operating facilities.

When a new director is elected to the Board, the Company's senior leadership team conducts an orientation that covers such topics as strategy, product innovation, industry overview, sales and marketing strategies, supply chain and sourcing management, financial highlights and planning, legal entity structure, and a general overview of the Company's governance policies and practices, including a review of a director's fiduciary duties.

Board Evaluation Process

The Board believes in a robust self-evaluation process. The Board performs a full Board evaluation each year that includes an assessment of each Committee. The evaluation process described below is managed by the Corporate Secretary's office with oversight by the Governance Committee. The Governance Committee may retain an independent third party to assist in the evaluation process if deemed appropriate.

1 | **Completion of Questionnaires**

All members of the Board complete a detailed confidential questionnaire on the performance of the full Board on such topics as: alignment with the Company's mission, vision, values and long-term strategies and goals; effectiveness and commitment to fiduciary responsibilities; oversight of Company's long-term strategy and risk management; support of a culture of mutual trust and open communications; review of Board and committee composition relating to skills, expertise, diversity, size, and succession; feedback on the information provided to the Board and its committees relating timing and relevance of information from management and other advisors; productiveness and length of meetings; and effectiveness of the Board's leadership in areas of oversight, onboarding, succession planning, and facilitation.

2 | **Committee Self-Evaluation**

Each standing committee also conducts self-evaluations with results being reported by each standing committee chair to the Board. The committee self-evaluations consider: committee size; experience and skills of each committee member; appropriateness of committee responsibilities; length and content of quarterly meetings; communication among committee members; and other topics as deemed specifically appropriate by each standing committee.

3 | **Data Analysis**

Information is collected and analyzed, and a written report summarizing the responses is prepared and provided to the Board Chair and the Lead Director.

4 | **Discussion**

The Board Chair and Lead Director review and discuss the summary report with the Governance Committee and/or the Board.

5 | **Follow-Up**

Matters requiring follow-up are addressed by the Lead Director/Chair of the Governance Committee and the Board Chair.

Board Responsibilities

Strategic Oversight

The Board and its standing committees are involved in oversight of our strategy, including, but not limited to, major business and organizational initiatives, capital allocation, and potential business development opportunities. Each quarter the Board receives operational reports from senior leaders on key business activities and discusses the reports with the senior leaders, as well as in a separate discussion amongst the Board and our executive officers. At least annually, the Board discusses the Company's long-term strategy and three-year outlook, as well as the Company's one-year plan. The standing committees oversee elements of our strategy associated with their respective areas of responsibility.

Board Risk Oversight

While our management team is responsible for the day-to-day management of risk, the Board has oversight responsibility of our risk-management programs. As outlined below, the Board delegates certain elements of its risk oversight function to its various standing committees. Each committee provides a report of its activities on a quarterly basis to the full Board, including, where applicable, the individual committee's risk oversight activity. We believe that this structure supports effective risk oversight by the Board. We also encourage open communication between management and directors with respect to risk oversight.

FULL BOARD AND COMMITTEES

Board Oversight

Pursuant to our Corporate Governance Guidelines, it is the Board's role to provide oversight of the Company's risk management processes. The Board receives quarterly updates, where applicable, on various risks from each committee chair. In addition to the committees' work in overseeing risk management, our Board regularly discusses significant risks that the Company may be facing.



Audit Committee	Compensation and Management Development Committee	Governance Committee
Oversight responsibilities include meeting with management to discuss major financial risk exposures (including cybersecurity risks and the impact of emerging technologies, including but not limited to artificial intelligence) and the steps management has taken to monitor and control the Company's exposure to risk, including policies with respect to financial risk assessment and risk management.	Considers risk in acquiring and retaining human capital, as well as in designing the compensation program. The goal of the latter being to appropriately balance short-term incentives and long-term performance. A discussion of the compensation risk analysis conducted by the Compensation and Management Development Committee is included in the **Compensation Discussion and Analysis** later in this Proxy Statement.	Responsible for the composition and evaluation of the Board and its standing committees. Also, specifically charged with oversight of the Company's ESG programs (EarthLIGHT) and policies and any associated risks, and with oversight of the Company's Code of Ethics and Business Conduct.



Management routinely presents to the Audit Committee risk management and enterprise risk management reports identifying and evaluating key risks, including cybersecurity risks, and how these risks are being managed. Management provides updates throughout the year of any material changes to the risk profile and reports on any newly identified risks. In addition, at least once a year, management provides a report on the Company's cybersecurity program, risks and strategy to the full Board.

Succession Planning and Human Capital Management

The Board and our Compensation and Management Development Committee routinely review the Company's plans for development and succession for key management positions and provide guidance to management on these plans. Human capital management, including our inclusion and belonging initiatives previously discussed, is extremely important to the success of our business and strategies, and we recognize that it requires continued investment in our associates. The Board takes an active interest in the capabilities required to enable the strategies, as well as the continuing evolution of our human capital capabilities. Acuity Brands is an equal opportunity employer, and we are committed to making employment decisions without regard to race, color, religion, national or ethnic origin, sex, sexual orientation, gender identity or expression, age, disability, protected veteran status, or other characteristics protected by law. We seek to retain our associates through competitive compensation and benefits, as well as challenging work experiences with increasing levels of responsibility. We strive to engage our associates in ways that will enhance their personal well-being and promote job satisfaction.

Human Capital Management in Fiscal 2024


Associate Engagement, Workplace Culture, and Associate Value Proposition
Continued our focus on our Listening Strategy and associate engagement action planning - increasing overall year-over-year sustainable engagement and improving in every focus area identified from the previous year. Our overall results are now included in the Willis Towers Watson high-performance normative benchmark group, which represents the top 5% of companies included in the survey.


Inclusion and Belonging
Improved our inclusion index score by using our values to guide our business actions. Broadened our learning about the obstacles to associate success by listening to and engaging our associates.


Health and Well-Being
Continued to support the well-being of our associates and their families by introducing an employer-paid musculoskeletal program to provide access to virtual physical therapy, increasing fertility and adoption benefit maximums, and continuing education on physical and mental health resources available to associates.


Management Development and Associate Training
Continued to expand our management effectiveness series focused on coaching to performance. Continued to scale a digital platform with learning content and resources to help associates expand their knowledge, skills, and abilities.


Associate Compensation
Focused on our competitive positioning of our global pay, pay equity, and pay transparency and intentional pay decisions that are directly aligned to our annual talent review discussions.

Contacting the Board of Directors

The Board has adopted a policy that allows stockholders and other interested parties to communicate directly with the Board as a group by writing to the Board Chair, with our non-management directors as a group by writing to the Chair of the Governance Committee, and with members of the Audit Committee as a group by writing to the Chair of the Audit Committee, each in care of the Corporate Secretary at our principal executive offices. Our principal executive offices are located at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. All communications will be forwarded promptly by the Corporate Secretary to the appropriate Board member.

Governance Policies and Procedures

Corporate Governance Practices

Our Board has approved a number of changes to our corporate governance practices over the past several of years. Key actions since 2020 include:

Board Refreshment (2020-2024). Continued refreshment of our Board membership, the leadership of our standing committees, and the membership of our standing committees, including focused succession planning.

Amendment of our Certificate of Incorporation and Bylaws to Remove Supermajority Provisions (2021). We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws to eliminate supermajority voting provisions relating to amendments to the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws and the removal of directors.

Amendment of our Certificate of Incorporation and Bylaws to Permit Stockholders to Call a Special Meeting (2021). We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws to grant stockholders holding 20% or more of the Company's outstanding common stock the ability to call a special meeting of stockholders.

Code of Ethics and Business Conduct (2023). We amended our Code of Ethics and Business Conduct to highlight our commitment to: remaining vigilant to prevent money laundering; designing, sourcing, and producing safe quality products for our customers; and complying with all requirements for doing business with the government or on publicly funded projects.

Amendment and Restatement of our Incentive-Based Compensation Recoupment Policy (2023). We amended and restated our Incentive-Based Recoupment Policy to comply with recently adopted NYSE listing standards and SEC regulations governing compensation recovery policies. Under our policy as amended and restated, if we are required to prepare certain types of accounting restatements, we will be required to recover or "claw back" incentive-based compensation from any current or former executive officer, including our NEOs. We also may recover such compensation from our executive officers' direct reports.

Amendment of our Certificate of Incorporation to Provide for Exculpation of Certain Officers of the Company (2024). We amended our Amended and Restated Certificate of Incorporation to provide for the exculpation of certain officers of the Company against personal liability, to the extent permitted by the Delaware General Corporation Law.

Amendment of our Bylaws to Address Changes in SEC Rules Regarding Universal Proxy Cards and Changes in Delaware Law (2024). We amended our Amended and Restated Bylaws to address procedural mechanics and disclosure requirements resulting from universal proxy card rules and to address certain Delaware General Corporation Law provisions.

Anti-Bribery and Anti-Corruption Policy and Whistleblower and Non-Retaliation Policy (2024). We amended the Company's Anti-Bribery and Anti-Corruption Policy and Whistleblower and Non-Retaliation Policy to reflect the various laws and regulations in the jurisdictions where we operate as we expand geographically.

Corporate Documents and SEC Filings

The following governance documents are available on our website at *www.acuitybrands.com* under *For Investors* then *Governance — Committee Charters & Governance Documents*.

- Certificate of Incorporation

- Bylaws

- Corporate Governance Guidelines

- Audit Committee Charter

- Compensation and Management Development Committee Charter

- Governance Committee Charter

- Board Diversity Policy

- Policy Regarding Interested Party Communications with Directors

- Policy on Stockholder Recommendations for Board of Director Candidates

- Anti-Bribery and Anti-Corruption Policy

- Code of Ethics and Business Conduct

- Whistleblower and Non-Retaliation Policy

- Stock Ownership Guidelines Policy

- Policy on Political Activities and Public Policy Engagement

- Incentive-Based Compensation Recoupment Policy

Copies of any of these documents will be furnished to any interested party by written request to the Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. Our SEC filings, including Section 16 filings, are available on our website at *www.acuitybrands.com* under *For Investors* then *Financials — SEC Filings*. Our proxy materials and annual report are available on our website at *www.acuitybrands.com* under *For Investors* then *Download Center*. Information on or connected to our website is not, and should not be, considered a part of this Proxy Statement.

Compensation of Directors

Non-Employee Director Compensation

The compensation program of our non-employee directors is designed to achieve the following goals:

- compensation should fairly pay directors for work required for a company of our size and scope;

- compensation should align directors' interests with the long-term interests of stockholders; and

- the structure of the compensation should be simple, transparent, and easy for directors and stockholders to understand.

Mr. Ashe, who is an employee of the Company, receives no additional compensation for serving as a director.

Director Fees

The compensation paid to our non-employee directors for their service on our Board and its committees is reviewed periodically with the assistance of the Compensation and Management Development Committee's independent compensation consultant using comparative data from the same peer companies that the Compensation and Management Development Committee uses to evaluate executive officer compensation. The Committee also reviews general industry practices for companies similar in revenue size to the Company. The last adjustment of non-employee director compensation occurred in fiscal 2023. In fiscal 2024, the Compensation and Management Development Committee reviewed the non-employee director compensation program and recommended to the Board that no changes be made. A summary of the fiscal 2024 annual fees, which include a cash portion and a non-cash portion, and other compensation paid to directors is below.

ANNUAL FEES
In Effect Since January 2023



$95,000
Cash Portion[1]

$250,000
Total Annual Fees

$155,000
Non-Cash Portion[2]

OTHER COMPENSATION[3]

Independent Lead Director Fee:	$30,000
Audit Committee Chair Fee:	$25,000
Compensation and Management Development Committee Chair Fee:	$20,000
Governance Committee Chair Fee:	$15,000
Board Meeting Fee *(for meetings in excess of six per fiscal year)*:	$2,000
Committee Meeting Fee *(for meetings in excess of six per fiscal year)*:	$1,500

[1] Approximately 38% of the annual fee for fiscal 2024 was payable in cash. This portion of the annual fee may, at the director's election, be deferred as described below.

[2] Approximately 62% of the annual fee for fiscal 2024 was payable in equity. This portion is required to be deferred into stock units until the director achieves the Stock Ownership Guidelines requirement described below. Once the Stock Ownership Guidelines requirement has been met, directors may annually elect to receive this Non-Cash Portion in the form of a restricted stock award or a deferred restricted stock unit award as described below.

[3] Any lead director, chair, or meeting fees, which are payable in cash, may also be deferred as described below.

We pay fees to our directors in a single payment after the annual meeting at which the director is elected for a one-year term. As shown above, the annual fee is split into a Cash and Non-Cash Portion. Each director may elect the payment form of each portion of their annual fee, subject, in some cases, to our Stock Ownership Guidelines.

Cash Portion. Each director may elect to have the Cash Portion paid in either cash or deferred into the Amended and Restated 2011 Director Deferred Compensation Plan (the "Amended 2011 NEDC"). Amounts deferred into the Amended 2011 NEDC may be credited into either an interest-bearing cash fund or into a stock unit fund. The value of the stock unit fund mirrors the value of the Company's common stock and earns cash dividends that are credited to the interest-bearing cash fund. See *Director Deferred Compensation Plan* below for more details about the distribution provisions of this plan.

Non-Cash Portion. Each director may elect to have the Non-Cash Portion paid in either a restricted stock award ("RSA") or a deferred restricted stock unit award ("DSU") pursuant to the Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan (the "Omnibus Incentive Plan") if the director has met the Stock Ownership Guidelines requirement. Prior to meeting the Stock Ownership Guidelines requirement, the Non-Cash Portion will be paid in the form of a DSU. RSAs and DSUs become fully vested on the first anniversary of the grant date, or, if earlier, the date of the next subsequent annual meeting of stockholders. Both RSAs and DSUs earn dividend equivalents during the vesting period at a rate equal to the dividends paid to other holders of our common stock if and when declared. DSUs continue to earn dividend equivalents until such time as they are distributed and such earned dividend equivalents receive interest at the same rate as dividend equivalents earned on deferred stock units under the Amended 2011 NEDC. When a director ceases service with the Company during the one-year vesting period, the total number of shares earned will be prorated based on the ratio of the total number of days served to the number of days in the vesting period. Any awards not earned will be forfeited effective as of the date a director's service ends.

Director Deferred Compensation Plan

The Amended 2011 NEDC, which was originally approved by stockholders in January 2012 as the Acuity Brands, Inc. 2011 Nonemployee Director Deferred Compensation Plan (the "2011 NEDC"), was approved by the Board on October 25, 2021. At that time, the expiration date of the Amended 2011 NEDC was extended to October 25, 2031 and all remaining shares available for grant under the 2011 NEDC were transferred to the Omnibus Incentive Plan.

The Amended 2011 NEDC allows for fees deferred by non-employee directors to either be credited into a deferred stock unit account and be paid in shares following retirement from the Board or be credited to an interest-bearing cash account to be paid in cash following retirement from the Board. Cash dividend equivalents earned on deferred stock units are credited into the interest-bearing account. Directors may elect to have amounts from the Amended 2011 NEDC paid in either a lump sum or in five equal installments. The cash fund amounts are paid in cash and the stock unit fund is converted and distributed as shares of the Company's common stock. Deferred stock units that were contributed prior to January 2022 will be distributed from the 2011 NEDC share reserve, while deferred stock units that are contributed in or after January 2022 will be distributed from the Omnibus Incentive Plan share reserve.

Stock Ownership Guidelines

Each non-employee director is subject to Stock Ownership Guidelines that require the director to attain ownership in our common stock having a value of five times the Cash Portion of the Annual Fee. This value increased from $400,000 to $475,000 in fiscal 2023 as a result of the increase in the Cash Portion of the Annual Fee from $80,000 to $95,000. The Stock Ownership Guidelines allow directors a period of five years from their date of appointment to achieve their ownership requirement, and, for subsequent adjustments, a supplemental five-year period with respect to the additional ownership required as a result of the adjustment. For purposes of the Stock Ownership Guidelines, directly held shares, deferred stock units, vested and unvested DSUs, and unvested RSAs are counted. During fiscal 2024, each of our non-employee directors who has served for at least five years met the Stock Ownership Guidelines requirement, including at the increased requirement level. See *Beneficial Ownership of the Company's Securities*.

Fiscal 2024 Director Compensation

The following table shows the fiscal 2024 compensation of our non-employee directors. Our Chairman, President and CEO, Mr. Ashe, did not receive any additional compensation for serving as a director. Our non-employee directors did not receive any option awards or any non-equity incentive plan compensation. Earnings in a non-qualified deferred compensation plan in excess of the applicable federal rate are disclosed in the table.

Directors receive an Annual Fee payment after the annual meeting at which each director is elected by stockholders. Amounts shown in the table are for fees earned or paid during fiscal 2024.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2]	Change in Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)[5]
Marcia J. Avedon, Ph.D.	95,000	155,922	66	—	250,988
W. Patrick Battle	95,000	155,922	1,062	—	251,984
Michael J. Bender	95,000	155,922	45	5,000	255,967
G. Douglas Dillard, Jr.	95,000	155,922	667	5,000	256,589
James H. Hance, Jr.	140,000	155,922	53	5,000	300,975
Maya Leibman	115,000	155,922	290	—	271,212
Laura G. O'Shaughnessy	95,000	155,922	306	—	251,228
Mark J. Sachleben	—	250,922	156	—	251,078
Mary A. Winston	120,000	155,922	500	—	276,422

[1] The Cash Portion of the annual director fees, along with any chair or excess meeting fees, may be deferred into the Amended 2011 NEDC at the election of the director into either stock units to be paid in shares following retirement from the Board or credited to an interest-bearing account to be paid in cash following retirement from the Board. In fiscal 2024, Mr. Sachleben elected to defer the Cash Portion of annual director fees. The Non-Cash Portion of the annual director fee may, at the election of the director, be issued in the form of an RSA pursuant to the Omnibus Incentive Plan if the director's stock ownership exceeds the Stock Ownership Guidelines requirement. If the director's stock ownership does not exceed the Stock Ownership Guideline requirement, the Non-Cash portion of the annual director fee will be issued as a DSU pursuant to the Omnibus Incentive Plan. As of August 31, 2024, one director had unvested RSAs outstanding as follows: Mr. Hance, 681 shares. As of August 31, 2024, certain directors had unvested DSUs outstanding as follows: Dr. Avedon, 681 shares; Mr. Battle, 681 shares; Mr. Bender, 681 shares; Mr. Dillard, 681 shares; Ms. Leibman, 681 shares; Ms. O'Shaughnessy, 681 shares; Mr. Sachleben, 681 shares; and Ms. Winston, 681 shares. The following table sets forth the allocation of the Cash Portion and the Non-Cash Portion of the annual retainer paid in fiscal 2024 to each applicable director in the form of deferred stock units, RSAs, and DSUs.

| Name | Cash Portion | | Non-Cash Portion | | | |
| | Deferred Stock Units | | Deferred Restricted Stock Unit Award | | Restricted Stock Award | |
	$	#	$	#	$	#
Marcia J. Avedon, Ph.D.	—	—	155,922	681	—	—
W. Patrick Battle	—	—	155,922	681	—	—
Michael J. Bender	—	—	155,922	681	—	—
G. Douglas Dillard, Jr.	—	—	155,922	681	—	—
James H. Hance, Jr.	—	—	—	—	155,922	681
Maya Leibman	—	—	155,922	681	—	—
Laura G. O'Shaughnessy	—	—	155,922	681	—	—
Mark J. Sachleben	95,000	417	155,922	681	—	—
Mary A. Winston	—	—	155,922	681	—	—

[2] This column shows the aggregate grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), of the Non-Cash Portion of fees (described above) and the Cash Portion (described above) deferred into the Amended 2011 NEDC into a stock unit fund. The assumptions used to value RSAs and DSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2024.

[3] This column shows above-market earnings, which were calculated as the excess of the earnings credited on deferred amounts under the Amended 2022 NEDC that were deemed invested in the prime rate investment alternative under such plan over the amount that would have been earned had the deferred amounts been credited with a return equal to 120% of the applicable federal rate in effect when the prime rate investment alternative was first offered under the Amended 2022 NEDC.

[4] This column shows the matching charitable contributions made by the Company on behalf of the director under the Company's Matching Gift Program, which permits the Company to make matching contributions, on a dollar-for-dollar basis, of up to $5,000 in the aggregate, in the case of directors and executive officers, to eligible charitable organizations during each fiscal year.

[5] In fiscal 2024, the aggregate amount of perquisites and personal benefits provided to each director was less than $10,000. Matching charitable contributions are reported in the "All Other Compensation" column as described above.

Audit Committee Matters

ITEM 2:	RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At this Annual Meeting, a proposal will be presented to ratify the appointment of Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit our financial statements for the fiscal year ending August 31, 2025. EY has performed this function for us since 2002. One or more representatives of EY are expected to be present at this Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate questions. Information regarding fees paid to EY during fiscal 2024 and fiscal 2023 is included below in *Audit Fees and Other Fees*.

Based on the Audit Committee's evaluation discussed below in *Selection and Engagement of the Independent Registered Public Accounting Firm*, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2025.

 **The Board recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Selection and Engagement of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, oversight, evaluation, and compensation of our independent registered public accounting firm, including review of its qualifications, independence, and performance. Additionally, the Audit Committee is involved in the selection of the lead engagement partner from the audit firm, which is required to be rotated every five years.

In determining whether to reappoint EY as the Company's independent auditor, the Audit Committee took into consideration a number of factors, including the length of time the firm has been engaged, the quality of the Audit Committee's ongoing discussions with EY, an annual assessment of the professional qualifications and past performance of the audit team, the appropriateness of fees, and external data regarding the firm's audit quality and performance, including recent Public Company Accounting Oversight Board (United States) ("PCAOB") reports on EY and its peer firms. Based on this evaluation, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2025.

Audit Fees and Other Fees

The following table shows the aggregate fees billed during the fiscal years ended August 31, 2024 and 2023:

Fees Billed	Description	2024	2023
Audit Fees	Audit Fees include fees for services rendered for the audit of our annual financial statements, the review of the interim financial statements included in quarterly reports, comfort letters, consents, assistance with and review of documents filed with the SEC, and/or audits of statutory financial statements. Audit fees also include fees associated with rendering an opinion on our internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.	$2,269,000	$2,345,000
Audit-Related Fees	No aggregate Audit-Related Fees in either of the last two fiscal years for assurance and related services.	—	—
Tax Fees	Tax Fees primarily include international tax compliance and assistance with transfer pricing in various foreign jurisdictions.	147,000	118,000
All Other Fees	All Other Fees include amounts billed to the Company for the use of an online accounting research tool.	—	4,000
Total		**2,416,000**	**2,467,000**

Preapproval Policies and Procedures

The Audit Committee has established policies and procedures for the approval and preapproval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate our independent registered public accounting firm, to preapprove the performance of all audit and permitted non-audit services provided to us by our independent registered public accounting firm in accordance with Section 10A of the Exchange Act, and to review with our independent registered public accounting firm its fees and plans for all services. All fees paid to EY were preapproved by the Audit Committee, and there were no instances of waiver of approval requirements or guidelines.

The Audit Committee considered the provision of non-audit services by the independent registered public accounting firm and determined that provision of those services was compatible with maintaining auditor independence.

There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Report of the Audit Committee

The Audit Committee and the Board previously adopted a written Charter to set forth the Audit Committee's responsibilities. The Charter is reviewed annually and amended as necessary to comply with new regulatory requirements. A copy of the Audit Committee Charter is available on the Company's website at www.acuitybrands.com under For Investors then Governance—Committee Charters & Governance Documents. The Audit Committee is comprised solely of independent directors, as such term is defined by the listing standards of the NYSE. The Audit Committee held five meetings during fiscal 2024.

The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. As required by the Charter, the Audit Committee reviewed the Company's audited financial statements and met with management to discuss the audited financial statements in the Company's Annual Report on Form 10-K, including the quality, not just the acceptability, of the accounting policies; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Audit Committee received from the independent registered public accounting firm the required written disclosures regarding its independence and the report regarding the results of its integrated audit. The Audit Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. GAAP and on our internal controls over financial reporting, its judgments as to the quality, not just the acceptability, of the Company's accounting policies and such other matters as are required to be discussed with the Audit Committee under the rules adopted by the PCAOB, the rules of the SEC, and other applicable regulations. In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from Company management and the Company, including the matters in the letter from the firm required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and considered whether the non-audit services provided by them during fiscal 2024 were compatible with the independent registered public accounting firm's independence.

AUDIT COMMITTEE MATTERS

The Audit Committee also reviewed and discussed together with management and the independent registered public accounting firm the Company's audited financial statements for the year ended August 31, 2024 and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting, including its knowledge of any fraud, whether or not material, that involved management or other associates who had a significant role in the Company's internal controls and the independent registered public accounting firm's audit of internal control over financial reporting.

The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and the independent registered public accounting firm on a quarterly basis, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

Based on its discussions with management and the Company's independent registered public accounting firm referenced above, the Audit Committee did not become aware of any material misstatements or omissions in the audited financial statements. Accordingly, the Audit Committee recommended to the Board that the audited financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2024 for filing with the SEC.

AUDIT COMMITTEE

Mary A. Winston, Chair
Michael J. Bender
G. Douglas Dillard, Jr.
Laura G. O'Shaughnessy

Executive Officers

Executive officers are elected annually by the Board and serve at the discretion of the Board. Neil M. Ashe serves as a Director and as an executive officer. His business experience is discussed in *Item 1—Election of Directors—Director Information—Director Nominees*. Our other executive officers as of the date of this Proxy Statement are described below.



KAREN J. HOLCOM
Senior Vice President and Chief Financial Officer

Ms. Holcom, age 55, is the Senior Vice President and Chief Financial Officer of the Company, a position she has held since September 2019. As CFO, Ms. Holcom leads the Company's financial strategy to support the Company's future growth and long-term value creation and is responsible for the global financial organization, including accounting, audit, financial planning and analysis, investor relations, tax and treasury functions. She has more than 30 years of financial experience. Ms. Holcom previously served as Senior Vice President, Finance and Associate Engagement of the Company, from January 2019 to September 2019, Senior Vice President, Finance of the Company from 2006 to December 2018, Vice President and Controller of the Company from 2004 to 2006, and Vice President, Financial Services of the Company from 2001 to 2004. Ms. Holcom is also a Certified Public Accountant, serves on the Board of the Atlanta Police Foundation, and is a member of the Georgia Chamber of Commerce.



BARRY R. GOLDMAN
Senior Vice President and General Counsel

Mr. Goldman, age 58, is the Senior Vice President and General Counsel of the Company, a position he has held since January 2015. In this role, Mr. Goldman leads the Company's Law and Business Environment team overseeing Company legal matters, including corporate governance, compliance, mergers and acquisitions, strategic alliances, intellectual property, privacy, government relations, litigation, and risk management. He has over 30 years of legal experience in the real estate, lighting, and building management industries. Mr. Goldman previously served as the Senior Vice President and General Counsel of Acuity Brands Lighting, Inc. (a Company subsidiary) from January 2007 to January 2015, Vice President and Associate Counsel of Acuity Brands Lighting, Inc. from April 2003 to January 2007, and Associate Counsel of the Company from August 2001 to April 200.13. Mr. Goldman also serves on the Boards of Directors of the McClung Lighting Research Foundation and the National Association of Manufacturers.



DIANNE S. MILLS
Senior Vice President and Chief Human Resources Officer

Ms. Mills, age 64, is the Senior Vice President and Chief Human Resources Officer of the Company, a position she has held since March 2020. In this role, Ms. Mills leads the Company's Human Resources team overseeing all HR matters including talent development and acquisition, succession planning, associate engagement and listening, associate relations, labor relations, total rewards, and driving culture and transformation to support the Company's future growth. She has over 30 years of senior HR leadership experience at global retail, technology, and financial services companies. Before joining the Company, Ms. Mills served as Principal at Mills Consulting from November 2017 to February 2020, Senior Vice President, People Officer at Walmart eCommerce from August 2014 to January 2017, Senior Vice President and Chief Human Resources Officer of PayPal from February 2009 to July 2014, and in various business and human resources roles of increasing responsibility at Bank of America from September 1999 to January 2009.

Executive Compensation

<table>
<tr>
<td>**ITEM 3:**</td>
<td>## ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION</td>
</tr>
</table>

The Board is asking you to approve, on an advisory basis, the compensation of our NEOs. The Board believes that our compensation policies and practices continue to be effective in achieving our goals of paying for financial and operating performance and aligning the interests of our NEOs with the interests of our stockholders. As required by Section 14A of the Exchange Act and the related rules of the SEC, stockholders have the opportunity to vote, on an advisory basis, to approve the compensation of our NEOs. This vote is often referred to as "Say on Pay." Stockholders are being asked to vote on the following resolution:

> **"Resolved, that the stockholders approve, on an advisory basis, the compensation of the NEOs as disclosed in the compensation discussion and analysis, the accompanying compensation tables, and the related narrative disclosures in this Proxy Statement."**

As described in detail in this Proxy Statement under ***Compensation Discussion and Analysis***, our compensation programs are designed to:

- consistently recognize and reward superior performers, measured by achievement of results and demonstration of desired behaviors;
- attract and retain executives by providing a competitive reward and recognition program that drives our success;
- provide rewards to executives who create value for stockholders;
- align the interest of executives with those of stockholders;
- encourage executives to achieve ambitious goals while mitigating unnecessary or excessive risk taking; and
- provide a framework for the fair and consistent administration of pay policies.

We routinely engage with stockholders to seek feedback regarding our executive compensation program, and evaluate our compensation processes and programs based on that feedback, as well as the strong Say on Pay vote results at the January 2023 and January 2024 annual meetings, and our review of market trends, best practices and competitive alignment. We believe that our comprehensive executive compensation program, which focuses on performance-based compensation, aligns with long-term stockholder interests by creating long-term stockholder value. As a result of the positive feedback we have received on our comprehensive review, we are maintaining our compensation program design for fiscal 2025. We will continue to review and implement best practices when appropriate for our Company. See ***Executive Compensation Strategy*** for additional information.

Stockholders are encouraged to read the ***Compensation Discussion and Analysis***, the accompanying compensation tables, and the related narrative disclosures contained in this Proxy Statement to see how our enhancements impacted our executive compensation program during fiscal 2024.

Although this annual vote is non-binding, the Compensation and Management Development Committee will take into account the outcome of the vote when considering future executive compensation decisions. The frequency of our Say on Pay advisory vote was determined to be held annually by a vote of our stockholders that occurred at our annual meeting held in January 2024.

 **The Board recommends that you vote FOR the approval of executive compensation.**

Message from the Compensation and Management Development Committee

Dear Stockholders:

The Compensation and Management Development Committee members are responsible for oversight of the design and implementation of a comprehensive competitive compensation program that aligns the interests of our executive management team with those of our stockholders and other stakeholders. We are pleased that the program design changes we have made the last few years are delivering the results that we intended.

Our compensation philosophy is to align pay to performance. Our fiscal 2024 executive compensation program, as described in *Compensation and Discussion and Analysis*, is structured to closely align management's performance and its execution against the Company's long-term strategic goals and value creation for our stockholders. The objective is to achieve a comprehensive executive compensation program that balances base salary, short-term incentives, long-term incentives, and retirement benefits.

Our fiscal 2024 financial performance was strong as a result of effective capital allocation, and progression of our strategies in both Acuity Brands Lighting and Acuity Intelligent Spaces. Under Neil Ashe's strategic leadership, he and his management team executed against their goals to deliver these Company results. Details of the key performance achievements for each NEO can be found under *Key Achievements of our NEOs*.

The Compensation and Management Development Committee remains committed to having ongoing outreach to obtain feedback from our stockholders on our compensation strategies and program. During our most recent outreach discussions, we received stockholder support for our program and strategy, as further described in *Stockholder Feedback and Responsiveness.* We are pleased to report that our Say on Pay vote at our annual meeting in January 2024 demonstrated that strong support from stockholders, with 95% of votes cast in favor for the second year in a row. In addition, the Compensation and Management Development Committee conducts an annual market and program risk review and believes that our current compensation program design does not require changes at this time.

We will continue to be responsive to our stockholders and appreciate the insights that they share during each of our engagements. We take all feedback seriously as we seek to maintain a highly performance-based compensation program that drives long-term value creation.

Our Senior Vice President and Chief Human Resources Officer, Dianne Mills, regularly reviews and evolves our talent management processes to drive business outcomes. These reviews include succession planning for the executive leadership team, direct reports, and other critical roles throughout the business. We believe that the active management of our associates' development and our increased focus on inclusion and belonging are significant advantages in attracting and retaining the best talent that will enable the Company's continued success.

The Compensation and Management Development Committee remains committed to the ongoing evaluation and improvement of our executive compensation program. We look forward to future dialogue with stockholders and encourage you to reach out with any questions or concerns you may have related to our programs.

**COMPENSATION AND MANAGEMENT
DEVELOPMENT COMMITTEE**

Maya Leibman, Chair
Marcia J. Avedon, Ph.D.
W. Patrick Battle
James H. Hance, Jr.
Mark J. Sachleben

Compensation Discussion and Analysis

This section of the Proxy Statement describes the material elements of the fiscal 2024 executive compensation program for our NEOs as shown in the *Fiscal 2024 Summary Compensation Table*.

For fiscal 2024, our NEOs are:

Neil M. Ashe	**Karen J. Holcom**	**Barry R. Goldman**	**Dianne S. Mills**
Chairman, President and CEO	Senior Vice President and Chief Financial Officer	Senior Vice President and General Counsel	Senior Vice President and Chief Human Resources Officer

Included in our Compensation Discussion and Analysis are:

- details of stockholder feedback and engagement and our response to stockholder concerns;
- a business overview including a summary of fiscal 2024 financial performance;
- a review of our compensation decisions and actions;
- a detailed description of our executive compensation program design and philosophy and each element of compensation provided; and
- a description of the process and key factors the Compensation and Management Development Committee considered in determining fiscal 2024 compensation for the NEOs.

Stockholder Feedback and Responsiveness

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders are important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for various purposes, including soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by our Board with input from the Compensation and Management Development Committee and in partnership with our Senior Vice President, Chief Financial Officer and Senior Vice President, Chief Human Resources Officer, sought feedback on governance priorities, compensation programs, and environmental and social issues. During this past year, we specifically sought additional feedback on the Company's compensation and benefit programs for our NEOs. We encouraged stockholders to speak with a member of the Board or a representative of the Compensation and Management Development Committee and accommodated requests for such conversations when made. In our most recent pre-proxy season engagement cycle:

We contacted	We held approximately
40 of our top stockholders	**10** meetings with stockholders
representing approximately	representing approximately
64% of our outstanding common stock	**31%** of our outstanding common stock

At Acuity, the core of our executive compensation philosophy continues to be "pay aligned to performance." We are pleased that our compensation program design changes received strong support from our stockholders at our annual meeting held in January 2024.

Following our Say on Pay vote results at our annual meeting held in January 2024, we continued to engage with stockholders to better understand any current areas of concern and review incentive design changes for fiscal 2024. After reviewing market trends, determining that our plans are driving the intended performance results and are aligned to our strategy, evaluating our Say on Pay vote results, and receiving supportive feedback from stockholders regarding the compensation design changes we made in fiscal 2022 and fiscal 2023, our Compensation and Management Development Committee determined to maintain the fiscal 2023 compensation design for fiscal 2024, and again in fiscal 2025.

Response to Other Stockholder Feedback

We also continued to review and make appropriate governance changes that are in line with our values and good governance trends. Our continued outreach reinforces our commitment to our stockholders to seek their feedback or support for our proposed changes. Our recent changes and activity include:

- in fiscal 2023, we refreshed the committees of the Board by rotating Directors onto new committees, which allowed for new perspectives to be shared and expertise to be provided;

- in fiscal 2024, we evaluated additional opportunities for Director rotation and in fiscal 2025 approved Director rotation, subject to re-election, from our Compensation and Management Development Committee to our Audit Committee to be effective immediately following the Annual Meeting;

- we maintained our focus on executing our inclusion and belonging strategy and initiatives that included (i) continuing to support our five Employee Resource Groups ("ERGs"), including two ERGs formed in fiscal 2023, a Veterans ERG and a Mind Matters ERG, (ii) leveraging our Listening Strategies with our ERGs to help inform strategic business decisions around Total Rewards programs, (iii) refining human resources processes with inclusion and belonging goals and opportunities in mind, and (iv) providing increased inclusion and belonging programming and resource materials to best support the diverse communities within the Company; and

- continued focus on ESG priorities and strategies as highlighted in our most recent EarthLIGHT report available at ***www.acuitybrands.com*.***

---

*   *The information in the EarthLIGHT report and any other information on our website that we may refer to herein is not incorporated by reference into, and does not form any part of, this Proxy Statement.*

Business Overview

Acuity Brands is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications. We achieve customer-focused efficiencies that allow us to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Fiscal 2024 Performance

2024 Financial Highlights

We achieved the following:

Fiscal Year Ended August 31 ($ millions, except diluted earnings per share)	GAAP		Non-GAAP[1]	
Net Sales	2024	$3,841		
	2023	$3,952		
	2022	$4,006		
Diluted Earnings Per Share / Adjusted Diluted Earnings Per Share	2024	$13.44	2024	$15.56
	2023	$10.76	2023	$14.05
	2022	$11.08	2022	$12.83
Net Cash Flow From Operating Activities (GAAP) / Free Cash Flow (Non-GAAP)	2024	$619	2024	$555
	2023	$578	2023	$511
	2022	$316	2022	$260

[1] This column includes non-GAAP financial measures used by the Board and management to assess the performance of the business. See *Appendix A* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Net sales of $3.84 billion for the year ended August 31, 2024 decreased by $111 million, or 2.8%, compared with the prior-year period due to declines in sales within our Lighting segment, partially offset by higher sales within our Spaces segment. Acquisitions and divestitures did not have material impacts on consolidated net sales for the year ended August 31, 2024.

Diluted earnings per share for fiscal 2024 was $13.44 compared with $10.76 for the prior-year period, an increase of $2.68 per share, or 24.9%. The increase in diluted earnings per share reflects higher net income, and lower outstanding diluted shares. Adjusted diluted earnings per share for fiscal 2024 was $15.56 compared with $14.05 for the prior-year period, an increase of $1.51 per share or 10.7%. The improvement in adjusted diluted earnings per share reflects higher adjusted net income, as well as lower outstanding diluted shares.

We generated $619 million of cash flows from operating activities during fiscal 2024 compared with $578 million in the prior-year period, an increase of $41 million. This increase was due primarily to higher net income in fiscal 2024, partially offset by higher working capital investments to fund profitable growth. We allocated capital to $64 million in capital expenditures to support organic growth in our business, $18 million in dividends paid to stockholders, and $89 million, or 454,000, of share repurchases.

Key Fiscal 2024 Achievements

- We achieved **improved operating performance in fiscal 2024** that delivered end-user satisfaction and improved financial results

- We continued to **improve our business** and **allocate capital effectively**

- In our Lighting segment, our financial performance was strong, and we made progress on our strategy and on our initiatives. Our results are being driven by our strategy to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and how we operate the business, and to drive productivity.

  - **Evolved our strategic portfolios: Made to Order, Design Select™,** and **Contractor Select™,** to create the most effective way for our end users to get what they need, when they need it, for their specific projects

  - **Invested for future growth:** Prioritized new verticals where we have not historically competed or where we are under-penetrated:

    - in the **refueling** market where we developed a new line of tailored product solutions; and

    - in the **horticulture** vertical where we built a product portfolio to service the horticulture environment through organic and inorganic product development

  - Combined our lighting and supply chain organizations under one leader to better align the end-to-end connectivity of our processes to accelerate growth and drive productivity

  - Continued to be **recognized for innovation** and won **several notable awards** for products throughout the year including the prestigious **Red Dot® "Best of the Best"** award

- In our Spaces segment, we continued to deliver strong growth and expanded margins through our strategy of making spaces smarter, safer, and greener by connecting the edge to the cloud. We increased our addressable market by expanding where we compete and what we can control.

  - **Expanded where we compete** by adding System Integrator capacity in the **UK, Australia and Asia**

  - Completed the integration of the **KE2 Therm Solutions, Inc.** adding refrigeration controls into the Distech Controls business

  - Launched **Resense™ by Distech Controls®** which won an award for best AI tech innovation for intelligent buildings

  - Won several notable sustainability awards for **our Atrius® cloud applications**

- We generated significant cash flow and **effectively allocated capital** consistent with our priorities, including — we **invested $64 million in capital expenditures,** and acquired certain assets of **Arize horticulture** lighting. We **increased our dividend per share** 15 percent and allocated approximately **$89 million to repurchase** over 454,000 shares at an average price of $194 per share.

Total Stockholder Returns

At August 31, 2024, the one-, three-, five-, and ten-year total returns on the Company's common stock compared to that of the respective benchmark indices were as follows:



1-YEAR: Acuity Brands, Inc. 55%, Standard & Poor's Midcap 400 Index 16%, Dow Jones U.S. Electrical Components & Equipment Index 19%, Dow Jones U.S. Building Materials & Fixtures Index 32%

3-YEAR: Acuity Brands, Inc. 42%, Standard & Poor's Midcap 400 Index 12%, Dow Jones U.S. Electrical Components & Equipment Index 26%, Dow Jones U.S. Building Materials & Fixtures Index 30%

5-YEAR: Acuity Brands, Inc. 114%, Standard & Poor's Midcap 400 Index 66%, Dow Jones U.S. Electrical Components & Equipment Index 107%, Dow Jones U.S. Building Materials & Fixtures Index 138%

10-YEAR: Acuity Brands, Inc. 111%, Standard & Poor's Midcap 400 Index 114%, Dow Jones U.S. Electrical Components & Equipment Index 153%, Dow Jones U.S. Building Materials & Fixtures Index 291%

2024 Executive Compensation

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- alignment of pay to performance;

- alignment with the Company's business and operating strategy;

- alignment with stockholder value creation;

- consistency with peer group and market practice;

- motivation and retention of key talent; and

- flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Best Practices

What We Do	What We Don't Do
✔ We align pay and performance by providing a greater portion of compensation in incentive compensation	✘ We do not have employment agreements with executive officers
✔ We conduct an annual compensation risk assessment to ensure the designs of the STIP and LTIP discourage excessive risk taking	✘ We do not have "single-trigger" provisions for payout of benefits under change in control agreements
✔ We conduct an annual review of peers, as well as benchmark pay practices and pay levels to ensure compatibility	✘ We do not have tax gross-ups in severance or change in control agreements
✔ We retain an independent compensation consultant to advise on director and executive compensation matters	✘ We do not allow new SERP participants
✔ We conduct regular outreach with stockholders to discuss and review our executive compensation program	✘ We do not allow executive loans
	✘ We do not permit hedging or pledging of stock by directors and executive officers
✔ We have stock ownership guidelines for all executive officers and directors	✘ We do not pay dividends on equity awards until performance units are earned or time-based awards vest
✔ We have a clawback policy that complies with and exceeds NYSE listing standards, and we include clawback rights in our equity award agreements	✘ We do not allow repricing or backdating of stock options
✔ We limit perquisites	
✔ We have an annual Say on Pay vote	

Pay and Performance Alignment

At Acuity, the core tenet of our executive compensation philosophy continues to be "pay aligned to performance." As such, a significant portion of the direct compensation opportunity for our NEOs is variable and "at-risk" since it is based on the achievement of financial performance goals, the value of our stock, or an individual performance assessment. The following graphic and table show the various elements of direct compensation and target pay mix for our NEOs. For fiscal 2024, our CEO's variable pay represented 88% of total direct compensation opportunity, and for our other NEOs, variable pay represented on average approximately 77% of total direct compensation opportunity.

ELEMENTS OF FISCAL 2024 DIRECT COMPENSATION



Vehicle and Measures	Objective
Long-Term Incentive Award	

▪ For the CEO, weighting is:
  ▪ 75% PSUs, with 50% based on three-year adjusted ROIC in excess of WACC, and 25% based on rTSR; and
  ▪ 25% RSUs
▪ For other NEOs, weighting is:
  ▪ 60% PSUs, with 40% based on three-year adjusted ROIC in excess of WACC, and 20% based on rTSR; and
  ▪ 40% RSUs
	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period;
	▪ Reward Company and individual performance;
	▪ Drive a balanced perspective of both internal and relative performance over the long-term;
	▪ Encourage and reward long-term appreciation of stockholder value;
	▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and
	▪ Align interests of executives with those of stockholders.

Short-Term Incentive Award	

For all NEOs:
▪ Company Performance (80%):
  ▪ Net sales (34%)
  ▪ Adjusted operating profit (33%)
  ▪ Free cash flow (33%)
▪ Individual Performance (20%):
  ▪ Including ESG Goals
	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives;
	▪ Reward focus on operational performance, profitability, and cash flow generation; and
	▪ Reward individual performance and ESG goal attainment aligned with Company and stockholder interests.

Base Salary	
	▪ Provide a competitive level of fixed cash compensation; and ▪ Reward individual performance, level of experience, and responsibility.

Process for Setting Executive Compensation

Role of Compensation Consultant

Under its Charter, the Compensation and Management Development Committee is authorized to engage outside advisors at the Company's expense. In fiscal 2024, the Compensation and Management Development Committee continued to engage Exequity as its independent compensation consultant. Exequity does not provide any additional consulting services to the Company.

The Compensation and Management Development Committee approves the services to be performed by the consultant and the related costs. Under the terms of arrangement with Exequity, Exequity performed the following services for the Compensation and Management Development Committee in fiscal 2024 (in addition to preparation for and attendance at meetings of the Compensation and Management Development Committee):

- peer group assessment, market compensation analysis, and overall compensation program design for the CEO and the other NEOs;
- market compensation analysis for non-employee directors;
- assistance and support on various items, including review of incentive programs (plan and award design), equity utilization, updates related to evolving executive compensation, and governance trends;
- risk review of the executive compensation program; and
- review of the draft Proxy Statement and input on various disclosures therein.

The Chair of the Compensation and Management Development Committee may make additional requests of the compensation consultant during the year on its behalf.

Prior to engaging Exequity, and annually thereafter (most recently in October 2024), the Compensation and Management Development Committee considered Exequity's independence, including the following factors: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation and Management Development Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. The Compensation and Management Development Committee reviewed these factors and concluded that the consultant is independent and that the work of the consultant did not raise any conflict of interest.

Market Data

The Compensation and Management Development Committee annually compares the various elements of our executive compensation program with respect to the CEO and other NEOs in order to evaluate compensation levels relative to that of the market and our competitors through the use of publicly available proxy peer group data, market surveys, total compensation studies, and long-term incentive compensation analyses.

For purposes of analyzing NEO compensation relative to that of the market, the Compensation and Management Development Committee reviews peer companies' practices that are of comparable size and business focus, and that are representative of the companies with whom we compete for executive talent. Although we focus on ensuring industry-representative peers, there is no individual or group of companies of similar size that exactly matches the markets and industry that our Company serves. The compensation consultant and management developed the recommended peer group based upon an assessment of the representative factors described above, as well as the availability of publicly-disclosed compensation information, revenue (approximately 0.5 times and 2.5 times that of the Company), market capitalization, and historical profitability. In determining our executive compensation peer group for fiscal 2024, the Compensation and Management Development Committee reviewed, with the help of the compensation consultant, our fiscal 2023 peer group and decided that no changes were needed.

The peer group for fiscal 2024 is comprised of the following list of 21 companies and includes electrical components and equipment, building products, construction, and engineering and industrial machinery companies with size and financial characteristics generally comparable to us:

A.O. Smith Corporation	Generac Holdings, Inc.	Regal Rexnord Corporation
Allegion plc	Hubbell Incorporated	Rockwell Automation, Inc.
AMETEK Inc.	IDEX Corporation	Roper Technologies
Belden Inc.	Keysight Technologies, Inc.	Sensata Technologies Hldg. plc
Carlisle Companies, Inc.	Lennox International	Snap-on Incorporated
Dover Corporation	Lincoln Electric Holdings, Inc.	Vishay Intertechnology, Inc.
EnerSys	Pentair plc	Xylem Inc.

In evaluating NEO compensation, survey data is also reviewed as a secondary reference to help ensure a holistic review of the market.

Role of Executive Officers

The CEO reports to the Compensation and Management Development Committee on his evaluations of certain senior executives, including the other NEOs. He makes compensation recommendations for the other NEOs with respect to base salary, merit increases, short-term incentives, and long-term incentives, which are the basis of discussion with the Compensation and Management Development Committee. The peer group and survey market data provide competitive compensation information for positions of comparable responsibilities and experience with comparably-sized companies that are representative of the companies with whom we compete for executive talent.

Executive Compensation Framework

General Compensation Levels

The total direct compensation opportunities offered to our executive officers have been designed to ensure that they have a strong relationship with the creation of long-term value for stockholders, are competitive with market practices, support our executive recruitment and retention objectives, and are internally equitable among executives based on skill levels and experience. The short-term and long-term incentive portions of total direct compensation are designed to be performance-based and to provide compensation in excess of base salary only when performance goals are met.

In determining total direct compensation opportunities, the Compensation and Management Development Committee considers: compensation information and input, including peer group comparisons and survey market data, provided by its compensation consultant; the evaluation by the Board of the CEO; and the CEO's performance review and recommendation for each of the other executive officers.

Elements of Compensation

For fiscal 2024, our executive compensation program consisted of the following compensation elements for the NEOs, including:

- base salary;
- performance-based short-term incentive awards;
- performance-based long-term incentive awards in the form of PSUs with a three-year performance period that vest, if at all, after three years, subject to achievement of performance goals;
- time-based RSU awards with a three-year vesting period;
- post-termination compensation retirement benefits, as well as severance and change in control arrangements; and
- limited perquisites (see *Executive Perquisites* for more details).

NEOs generally also participate in our health and welfare plans on the same basis as other full-time associates. In addition, beginning August 1, 2024, NEOs became eligible for an executive physical benefit, as described in *Executive Perquisites*.

The objective for each element of compensation is described below.

Pay Element	Performance Metric	Rationale	Target Pay
Total Direct Compensation			
Base Salary		Market competitive base pay allows for the attraction and retention of high-performing executives	
Short-Term Performance-Based Incentive Award	Net Sales	Aligns objective financial performance metrics to our annual operating plan	**80%** of Target
	Adjusted Operating Profit	Rewards operational performance and profitability	
	Free Cash Flow	Rewards generating cash to support our capital allocation priorities	
	Individual Performance	Rewards individual contributions that positively impact overall Company performance and results; also includes a focus on ESG	**20%** of Target
Long-Term Incentive Award - Performance Stock Units	3-year ROIC in excess of WACC and rTSR	▪ For CEO: Greater weighting to demonstrate the pay for performance focus while encouraging sound investments that generate returns for stockholders, while also providing alignment with other NEOs	**75%** of Target LTI Value
		▪ For other NEOs: Encourages leaders to make sound investments that generate returns for stockholders	**60%** of Target LTI Value
Long-Term Incentive Award - Restricted Stock Units		▪ For CEO: Directly aligns with value delivered to stockholders while weighting allows for greater emphasis on PSUs	**25%** of Target LTI Value
		▪ For other NEOs: Directly aligns with value delivered to stockholders	**40%** of Target LTI Value
Other Compensation			
Post-Termination Compensation		Encourages long-term retention through pension benefit and provides a measure of security against possible employment loss, through a change in control or severance agreement, in order to encourage the executive to act in the best interests of the Company and stockholders	

2024 Elements and Determination of Executive Compensation

Base Salary

The base salary is designed to attract talented executives and provide a secure base of cash compensation. Salary adjustments may be made annually as merited or upon promotion to a position of increased responsibility. The base salaries of executives are generally set near or below the 50th percentile of peer group data depending on individual factors such as tenure, responsibilities, and performance. For the NEOs, the Compensation and Management Development Committee considers market data and individual factors in determining pay levels.

For fiscal 2024, the base salaries for our NEOs were set, based on individual performance, peer group benchmarks, and survey market data. The base salaries for all NEOs remained the same in fiscal 2024, as shown below:

Name	2023 Base Salary	2024 Base Salary	% Change
Neil M. Ashe	$ 1,000,000	$ 1,000,000	—%
Karen J. Holcom	$ 550,000	$ 550,000	—%
Barry R. Goldman	$ 500,000	$ 500,000	—%
Dianne S. Mills	$ 500,000	$ 500,000	—%

Short-Term Incentive Awards

Performance-based short-term incentive compensation is a key component of our executive compensation strategy. This element is designed to be a significant performance-based component of overall compensation. STIP awards are made under the 2017 Management Cash Inventive Plan, which was approved by stockholders at the January 2018 annual meeting, and amended and restated in 2023, including to be renamed the Acuity Brands, Inc. Short-Term Incentive Plan (the "Short-Term Incentive Plan"). STIP awards are designed to motivate executive officers to attain specific annual performance objectives that, in turn, further our long-term objectives. Approximately 2,600 salaried associates participated in the STIP in fiscal 2024, including the NEOs.

STIP awards are based on a combination of Company financial performance and individual performance. For fiscal 2024, 80% of the STIP opportunity could be earned based on the Company's performance relative to net sales, adjusted operating profit, and free cash flow, and 20% of the STIP opportunity could be earned based on achievement of individual performance goals, which included an ESG-related goal. The financial performance goals can be earned from 50% (at threshold) to 200% (at maximum) of target based on Company performance against targets that the Compensation and Management Development Committee sets at the beginning of the fiscal year. If performance does not reach threshold, there is no award payout for Company performance. The individual performance component for the NEOs is determined using our performance management process ("PMP"), which results in the assignment of an individual performance percent using the rating scale described below ("PMP Rating").The maximum amount of dollars available for STIP award payouts to all eligible associates, including the NEOs, is equal to the sum of (1) the total incentive earned based on Company performance compared to the pre-established Company goals, plus (2) the amount we would pay if all eligible associates received a 100% PMP Rating.

Under the STIP, the amount of each actual award, including the awards to the NEOs, are determined as follows:

Base Salary x Short-Term Incentive Target % = Target Opportunity

Target Opportunity x 80% Financial Goal x Company Performance %	+	Target Opportunity x 20% Individual Goal x Individual Performance %	=	Total Short-Term Incentive Payable

Fiscal 2024 Short-Term Incentive Target

At the start of the fiscal year, the Compensation and Management Development Committee sets each NEO's Target Opportunity, which is equal to a percentage of the NEO's base salary. We generally set the Target Opportunities of the NEOs between the 50th and 75th percentile of the peer group data, also taking into account individual factors such as tenure, responsibilities, and performance. Each NEO's Target Opportunity is shown in the table below. The Compensation and Management Development Committee reviewed comparative market information and peer group data on Target Opportunities for NEOs and determined that the only change for fiscal 2024 was an increase in the STIP Target for Mr. Ashe from 130% to 150% based on that review.

Name	Salary ($)	STIP Target (%)	Target Opportunity ($)
Neil M. Ashe	1,000,000	150%	1,500,000
Karen J. Holcom	550,000	100%	550,000
Barry R. Goldman	500,000	100%	500,000
Dianne S. Mills	500,000	100%	500,000

Fiscal 2024 Financial Performance Measures and Weighting

As mentioned above, 80% of the short-term incentive awards is based on our achievement of financial performance measures, which are typically established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures the Compensation and Management Development Committee considers management's recommendations and current business objectives.

Each of the performance measures shown below, may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments; (b) the distortive effect of business acquisitions and/or dispositions; (c) purchase accounting adjustments; (d) significant changes in income tax rates or regulations; (e) significant changes in foreign currency; (f) refinancing or extinguishment of debt; (g) changes in accounting principles or accounting policies; and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee.

STIP FINANCIAL PERFORMANCE MEASURES

Measure[1]	Weighting	Calculation	Rationale
Net sales	34%	Net sales is calculated in the same manner as net sales in our income statement with no adjustments.	Aligns objective financial performance metrics to our annual operating plan
Adjusted operating profit	33%	Adjusted operating profit is calculated as operating profit and may be adjusted.	Rewards operational performance and profitability
Free cash flow	33%	Free cash flow is calculated as cash provided by operating activities, minus purchases of property, plant, and equipment.	Rewards generating cash to support our capital allocation priorities

[1] Adjusted operating profit and free cash flow are non-GAAP financial measures. See **_Appendix B_** for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Performance Measurement Payout Levels

Our Compensation and Management Development Committee sets performance levels at threshold, target, and maximum based on improvement in annual financial measures that correlate with the long-term financial performance of mid-to-large cap companies. We strongly believe that our current performance measures, consisting of net sales (34%), adjusted operating profit (33%), and free cash flow (33%), are not only the leading indicators of how the Company performs, but also the main drivers to enhance our stockholder value. Payout levels are set based on anticipated performance that is expected to drive long-term stockholder value in the upcoming year and may increase commensurately with higher performance up to a maximum payout of 200% of target.

The following table shows the threshold, target, and maximum goals for each financial performance measure, along with our actual performance and resulting payout percent, and weighted payout percent. The "weighted payout percent" is determined by multiplying the performance measure's weight by the payout % earned for that measure. For fiscal 2024, there were no adjustments made to these results.

STIP FINANCIAL PERFORMANCE MEASURES

Measure[2]	Weighting	Performance Objectives[1]			Actual (in millions)	Achievement % (rounded)	Weighted Payout % (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$3,650	$3,808	$4,320	**$3,841**	**106%**	**36%**
Adjusted operating profit	33%	$450	$504	$670	**$553**	**130%**	**43%**
Free cash flow	33%	$440	$511	$650	**$555**	**132%**	**44%**
					Company Payout Percentage		**123%**

[1] Threshold, Target, and Maximum amounts are payable at 50%, 100%, and 200%, respectively.

[2] Adjusted operating profit and free cash flow are non-GAAP financial measures. See **Appendix B** for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Individual Performance

Performance of individual participants in the STIP, including the NEOs, is evaluated after the end of the fiscal year by:

- comparing actual performance to daily job responsibilities and pre-established individual objectives consistent with overall Company objectives, and

- considering, on a qualitative basis, whether the individual's performance reflects our corporate values, business philosophies, and our ESG objectives and goals.

At the end of the fiscal year, each participant, including each NEO, is given a PMP Rating, which corresponds to a range of PMP Payout Percentages, as shown in the table below.

PMP Rating Descriptions	Range of PMP Payout Percentage	
	Minimum	Maximum
Consistently Exceeded Expectations	130%	200%
Met and Often Exceeded Expectations	110%	130%
Met Expectations	85%	110%
Met Some Expectations	25%	85%
Did Not Meet Expectations	0%	0%

At the end of the fiscal year, the Compensation and Management Development Committee (or, with respect to Mr. Ashe, the Board) as applicable, selects the precise payout percentage within the applicable range based on factors such as level of responsibility and impact on our performance, with calibrations made across comparable positions to achieve consistency of the percentages selected.

Key Achievements of our NEOs

The individual objectives for Mr. Ashe were set with the approval of the Compensation and Management Development Committee. The individual objectives for the other NEOs were set after individual discussion with Mr. Ashe. Below is a summary of the achievements of each of our NEOs during fiscal 2024 based on the individual objectives set at the beginning of the year:

Neil M. Ashe

- Expanded adjusted operating profit by $42 million and adjusted operating profit margin by 160 basis points while sales declined modestly ($111 million or 3%) year-over-year
- Drove the generation of $555 million of free cash flow for the full year of fiscal 2024, an increase of $44 million over the prior fiscal year
- Increased the dividend by 15%
- Effectively allocated capital through the creation of permanent stockholder value by allocating $89 million of capital to share repurchases
- In Acuity Brands Lighting:
  - progressed our strategy to make the business more predictable, repeatable, and scalable, by focusing on product vitality, elevating service levels, the use of technology throughout the business, and driving productivity
  - strategically managed product vitality and price while improving input costs, delivering adjusted operating profit margin of 17.5%, a 160-basis point improvement over the prior fiscal year
  - combined our lighting and supply chain organizations under one leader to better align the end-to-end connectivity of our processes
  - evolved our strategic portfolios: Made to Order, Design Select and Contractor Select, to create the most effective way for our end users and contractors to get what they need, when they need it, for their specific projects
  - extended our capabilities in two new or under-penetrated verticals: re-fueling and horticulture
- In Acuity Intelligent Spaces:
  - grew net sales by 16% to $292 million and improved adjusted operating profit margin by 190 basis points to 21.7%
  - advanced our strategy of making spaces smarter, safer, and greener and expanded our addressable market by adding system integrator capabilities in the UK, Australia and Asia
  - completed the integration of the KE2 Therm into the Distech Controls business expanding what we control
- Improved associate Sustainable Engagement score by 1 point to 86%, which exceeded manufacturing and high technology norms; Acuity is now included in the survey's population of companies that are deemed high-performing based on financial results and human resources practices
- Continued implementing process, facility, and other changes towards the Company's Scope 1 and 2 GHG emissions reduction target of 42.8% by the end of fiscal 2029

Karen J. Holcom

- Effectively managed free cash flow through forecasting and controlling working capital resulting in $555 of free cash for the full year of fiscal 2024, an increase of $44 million over the prior fiscal year
- Increased the dividend by 15%
- Led capital allocation priorities that included $89 million of share repurchases
- Further improved financial processes and technology against end-user satisfaction and time goals
- Executed against a comprehensive Finance Technology Roadmap
- Continued to improve performance, engagement and talent depth of Finance team; improved Sustainable Engagement score to 86%
- Continued to provide leadership to Mind Matters ERG (Mental Health Group)
- Continued to elevate key shareholder relationships and led investor outreach in new geographies

Barry R. Goldman

- Effectively supported strategic business priorities, including geographic expansion, intellectual property related to new product innovation, building new verticals (including refueling and horticulture), and implementing software and services offerings

- Successfully managed resolution of legal disputes and litigation by and against the Company in fiscal 2024

- Continued providing strategic leadership on sustainability efforts as an integral part of business strategies to achieve the published results of the Company's EarthLIGHT program (including establishing near-term and long-term targets under the Science-based Targets Initiative and increasing the Company's Inclusion Index and Ethical Culture scores on our Associate Engagement Survey)

- Provided strategic leadership to our Veterans Network Employee Resource Group

- Defined and began implementing future-state structure and processes of legal, compliance, and enterprise risk management functions to better scale and support future growth of the Company

Dianne S. Mills

- Continued evolution of company culture through: application of values, Better.Smarter.Faster. operating system, and work and metric alignment

- Continued efforts to drive improvements and outcomes from Associate Listening which landed the Company in the Towers Watson high-performance normative benchmark, which represents the top 5% of companies included in the survey based on meeting criteria for outstanding financial performance and human resources practices for 2024

- Provided strategic leadership and capabilities to organizational alignment and business transformation efforts across the Company, particularly in product, engineering and manufacturing

- Delivered a scalable and global human resources model with more strategic advisory, labor relations, talent/organization effectiveness, analytical and operational capabilities

- Continued development and implementation of Human Resource's Digitization strategy, including a multi-phase associate experience roadmap

Fiscal 2024 Short-Term Incentive Award

On October 24, 2024, the Compensation and Management Development Committee certified the achievement of fiscal 2024 financial performance objectives based upon information prepared by the Company's finance department and approved the fiscal 2024 STIP awards to the NEOs, other than Mr. Ashe. The independent members of the Board then reviewed and approved the Compensation and Management Development Committee's recommendations with respect to Mr. Ashe's fiscal 2024 STIP award.

The following table reflects the actual STIP awards for each of our NEOs based on our financial performance and their individual performance for fiscal 2024:

Named Executive Officer	Financial Performance Payout($)[1]		Individual Performance Payout ($)[2]		Actual 2024 Short-Term Incentive Award Payout ($)
Neil M. Ashe	1,476,000	+	375,000	=	1,851,000
Karen J. Holcom	541,200	+	137,500	=	678,700
Barry R. Goldman	492,000	+	100,000	=	592,000
Dianne S. Mills	492,000	+	125,000	=	617,000

[1] Financial performance payout is equal to Target Opportunity multiplied by 80% of the Financial Goal achieved at 123%.

[2] Individual performance payout is equal to Target Opportunity multiplied by 20% of the individual performance percent achieved. Individual performance percent achieved for each of the NEOs was: Mr. Ashe, 125%; Ms. Holcom, 125%; Mr. Goldman, 100%; and Ms. Mills, 125%.

Long-Term Incentive Awards

A substantial portion of the total direct compensation of our NEOs is delivered in LTIP awards in the form of PSUs and RSUs. LTIP awards are generally granted on an annual basis. The Compensation and Management Development Committee may also grant LTIP awards at the time an executive officer is hired or promoted, or to recognize an executive officer's outstanding performance.

LTIP awards are granted under the stockholder-approved Omnibus Incentive Plan. The purpose of the LTIP is to enable executive officers and other eligible associates to accumulate capital through future managerial performance, which the Compensation and Management Development Committee believes contributes to the future success of our Company. The Compensation and Management Development Committee believes that awards under the LTIP promotes a long-term focus on our profitability due to the multi-year vesting period under the plan. The LTIP is also intended to directly align the value received by the NEOs with the value received by our stockholders since LTIP awards are paid in shares of our common stock.

Fiscal 2024 Long-Term Incentive Awards

In fiscal 2024, there were approximately 590 eligible participants in the LTIP. The awards were based on the following:

- the grant date value of annual awards approximate the median target value of awards for similar positions in the market (the grant date value of the actual award may be slightly higher or lower based on individual performance);

- for the CEO, 75% of the annual award was in the form of PSUs, of which 50% were based on three-year adjusted ROIC in excess of WACC and 25% were based on an rTSR metric;

- for the other NEOs, 60% of the annual award was in the form of PSUs, of which 40% were based on three-year adjusted ROIC in excess of WACC and 20% were based on an rTSR metric;

- the PSUs granted to NEOs vest only if the three-year performance goals are achieved;

- the actual payout of the PSUs is dependent on the achievement of an established performance goal in excess of related thresholds, which may allow for payout up to two-times the number of units originally awarded; and

- 25% of the CEO annual award and 40% of the other NEO annual awards were in the form of RSUs that vest ratably over a three-year period.

The NEOs' awards are intended to demonstrate our commitment to value creation and alignment with stockholders, with the majority of our CEO's and other NEO's long-term awards delivered as performance-based PSUs.

Fiscal 2024 PSU Performance Goal

The actual number of shares earned under the PSU awards will be determined at the end of a three-year performance period that begins on September 1, 2023 and ends on August 31, 2026 (i.e., fiscal 2024 through fiscal 2026), based on the extent by which our average adjusted ROIC exceeds our average estimated WACC and based on our rTSR ranking against the S&P 400 Capital Goods Index. For rTSR, the S&P 400 Capital Goods Index was determined to be the right comparison group based on industry, overlap with our compensation peer group, stock price correlation, and number of companies included. See *Appendix B* for information relating to the calculation of WACC. The Compensation and Management Development Committee selected these measures for our fiscal 2024 PSUs to encourage the NEOs to make sound investment decisions that generate positive returns for stockholders and to drive balance between internal and external performance. The level of achievement is based on the following:

ROIC METRIC

	Threshold	Target[1]	Maximum[1]
Performance Goals	Average adjusted ROIC does not exceed the average estimated WACC by at least 2 percentage points	Average adjusted ROIC is equal to or greater than average estimated WACC by 2 percentage points	Average adjusted ROIC is equal to or greater than average estimated WACC by 6 percentage points
Payout Percentage	0%	100%	200%

[1] The total number of shares earned will be interpolated between Target (100%) and Maximum (200%).

rTSR METRIC

	Threshold[1]	Target	Maximum[1]
Performance Goals	<25th Percentile Rank Relative to the S&P 400 Capital Goods Index	50th Percentile Rank Relative to the S&P 400 Capital Goods Index	>75th Percentile Rank Relative to the S&P 400 Capital Goods Index
Payout Percentage	0%	100%	200%

[1] The total number of shares earned will be interpolated between Threshold (0%) and Maximum (200%).

Fiscal 2024 Long-Term Incentive Award Values

The following table shows the fiscal 2024 LTIP award values granted to the NEOs, both in dollars and number of shares (assuming the PSUs are earned at 100%):

| | | Value by Award Type | | Number of Shares by Award Type[1] | |
Named Executive Officer	Grant Date Fair Value of Award ($)	Restricted Stock Units ($)	Performance Stock Units ($)	Restricted Stock Units (#)	Performance Stock Units at Target (#)
Neil M. Ashe	6,000,000	1,500,000	4,500,000	9,243	27,726
Karen J. Holcom	1,650,000	660,000	990,000	4,067	6,100
Barry R. Goldman	1,000,000	400,000	600,000	2,465	3,697
Dianne S. Mills	1,000,000	400,000	600,000	2,465	3,697

[1] The Number of Shares by Award Type is calculated by dividing the Value by Award Type by the Company's closing stock price on the grant date, October 24, 2023, and rounded to the nearest whole unit. The Company's closing stock price on the grant date was $162.30.

RSUs vest ratably over a three-year period and PSUs will vest at the end of three years, subject to achievement of the specified performance measures. Dividends accrue on RSUs and PSUs but are not paid until the underlying award vests.

Vesting of Fiscal 2022 Performance Stock Units

On October 25, 2021, the Compensation and Management Development Committee granted PSUs ("2021 PSUs") to our NEOs, Mr. Ashe, Ms. Holcom, Mr. Goldman and Ms. Mills.

The 2021 PSUs were subject to achievement of our average adjusted ROIC in excess of our average estimated WACC measured over a three-year performance period beginning on September 1, 2021 and ending on August 31, 2024 (i.e., fiscal 2022 through fiscal 2024). The Threshold, Target and Maximum performance achievement levels for the 2021 PSUs were the same as those described above in *Fiscal 2024 PSU Performance Goal* for ROIC. The payout of the awards was certified by the Compensation and Management Development Committee on October 24, 2024, based on financial information presented with the final payout representing maximum performance of 200% as summarized in the table below.

Average Adjusted ROIC for Performance Period[1]	Average Estimated WACC for Performance Period	Amount by which Average Adjusted ROIC Exceeds WACC	Payout Percentage
18.2%	10.3%	7.9 percentage points	**200%**

[1] Adjusted ROIC is a non-GAAP financial measure. See *Appendix B* for a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Based on the 200% performance achievement, Mr. Ashe, Ms. Holcom, Mr. Goldman and Ms. Mills earned the following payouts for their 2021 PSUs.

Participating Named Executive Officers	Target PSUs (#)	Earned Shares (#)
Neil M. Ashe	18,115	36,230
Karen J. Holcom	3,623	7,246
Barry R. Goldman	1,932	3,864
Dianne S. Mills	2,415	4,830

Executive Perquisites

The limited perquisites and other personal benefits that are available to our NEOs consist of: charitable contributions made by the Company on behalf of an executive officer under the Company's Matching Gift Program, which permits the Company to make matching contributions, on a dollar-for-dollar basis, of up to $5,000 in the aggregate, to eligible charitable organizations during each fiscal year; commencing August 1, 2024, an executive physical benefit of up to $5,000 per NEO per year; limited events attended by our Board and certain members of management, which are designed to foster development opportunities and encourage strategic discussions with members of our Board; and limited personal use of the Company's aircraft, which is subject to reimbursement to the Company. We also provide other limited perquisites and other personal benefits that we have determined have no aggregate incremental cost to the Company.

In fiscal 2024, the aggregate amount of perquisites and personal benefits provided to each NEO was less than $10,000.

Retirement Benefits

We sponsor the Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan, as amended (the "2002 SERP"), which was implemented effective January 1, 2003. The 2002 SERP provides participants with a nonqualified pension benefit based on the participant's average earnings and years of service, which benefit is generally payable in an annuity following retirement. Based on stockholder feedback, we amended the 2002 SERP in October 2020 to close the plan to new participants. Benefits to existing participants were not affected and continue to accrue. Each of our NEOs, other than Ms. Mills, participated in the 2002 SERP in fiscal 2024. Ms. Holcom and Mr. Goldman also have legacy benefits under a frozen component of our legacy tax-qualified pension plan (the "Legacy Pension Plan"), which they accrued for service prior to becoming executive officers. See *Pension Benefits in Fiscal 2024* for a detailed description of the 2002 SERP and the Legacy Pension Plan.

We maintain several deferred compensation plans described below under *Fiscal 2024 Non-Qualified Deferred Compensation*. The deferred compensation plans are designed to provide eligible participants an opportunity to defer compensation on a tax-efficient basis. Under certain plan provisions, we make contributions to participants' accounts.

We maintain defined contribution plans ("401(k) plans") for all of our eligible U.S. associates. The 401(k) plans provide for associate pre-tax contributions, as well as employer matching contributions for salaried participants and certain hourly participants that do not participate in qualified defined benefit retirement plans.

Change in Control Agreements

We have change in control agreements with our NEOs that provide for separation payments and benefits, consistent with common market practices among our peers, upon qualifying terminations of employment in connection with a change in control of our Company. The change in control agreements are intended to promote meeting the business objectives and needs of our Company and our stockholders by providing the NEOs with some measure of security against the possibility of employment loss that may result following a change in control.

For additional information on the change in control arrangements see *Potential Payments upon Termination—Change in Control Agreements*.

Severance Agreements

To help ensure that we are offering a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our NEOs. Accordingly, we have entered into severance agreements with each of our NEOs.

Severance agreements contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition and are subject to the execution of a release. Severance agreements for Mr. Ashe, Ms. Holcom, Mr. Goldman, and Ms. Mills are effective until terminated in accordance with the provisions of the agreement, except during a "Covered Period," which includes the six months prior to a change in control event and continues for two years following a change in control.

For additional information on the severance arrangements see *Potential Payments upon Termination—Severance Agreements*.

Other Practices, Considerations, and Policies

Stock Ownership Guidelines

Our NEOs are subject to stock ownership guidelines. The guidelines are intended to help ensure that our executive officers maintain an equity interest in our Company at a level sufficient to assure our stockholders of their commitment to value creation, while addressing their individual needs for portfolio diversification. The stock ownership guidelines provide that, over a five-year period, the NEOs will attain ownership in our common stock valued at a multiple of their annual base salary as shown in the table below.

	Multiple of Salary			Multiple of Salary	
Neil M. Ashe	6X	●●●●●●	**Barry R. Goldman**	3X	●●●
Karen J. Holcom	3X	●●●	**Dianne S. Mills**	3X	●●●

The stock ownership levels of all NEOs currently exceed the salary multiple required by the guidelines. For the purpose of calculating compliance with the guidelines, share ownership includes shares owned directly or indirectly, shares and/or units represented by amounts invested in the Company's 401(k) plans, unvested time-based RSAs, RSUs and phantom stock, in-the-money time-vested stock option awards, and performance stock options and stock unit awards if performance measures have been achieved. See our Stock Ownership Guidelines Policy at **www.acuitybrands.com** under *For Investors* then *Governance–Committee Charters & Governance Documents*.

Hedging, Pledging, and Insider Trading Policy

The Company has adopted an insider trading policy that governs the sale, purchase, and/or other dispositions of our securities (and related derivative securities) by directors, officers and employees, other covered persons, and the Company and is designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. Our insider trading policy prohibits our associates, officers, and directors from hedging their ownership of our common stock, including the prohibition from engaging in short sales of our common stock and from purchasing or selling any derivative securities, or entering into any derivatives contracts relating to our securities. Our insider trading policy also prohibits our associates, officers, and directors from purchasing, selling, or otherwise disposing of Company securities while in possession of material non-public information (except in limited circumstances, such as pursuant to a previously established trading plan).

Our insider trading policy prohibits our executive officers and directors from pledging our common stock. None of our NEOs or directors holds any of our stock subject to pledge.

Clawback Policy and Clawback Provisions

We have a recoupment or "clawback" policy ("Clawback Policy") in order to further align the interests of key associates with the interests of our stockholders and strengthen the link between total compensation and the Company's performance. During 2023, we amended and restated the Clawback Policy to comply with recently adopted NYSE listing standards and SEC regulations governing compensation recovery policies. Under our Clawback Policy as amended and restated, if we are required to prepare certain types of accounting restatements, we will be required to recover or "claw back" incentive-based compensation from any current or former executive officer, including our NEOs. We also may recover such compensation from our executive officers' direct reports. The Clawback Policy provides for the limited exceptions permitted by the listing standards and regulations, including an exception if the direct expense of recovery would exceed the amount to be recovered.

Under our Clawback Policy as amended and restated, "incentive-based compensation" is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, and will generally include our STIP and PSUs. The amount of incentive-based compensation that will be subject to recovery is the excess of the incentive-based compensation received during the preceding three years over the amount of incentive-based compensation that would have been received had the amount been determined based on the restated financial statements.

The amended and restated policy applies to incentive-based compensation received on or after October 2, 2023. Incentive-based compensation received prior to October 2, 2023 remains subject to our prior policy, which was discretionary rather than mandatory. The policy gives the Compensation and Management Development Committee discretion to administer and interpret the policy. To date, no NEO has been subject to any clawbacks.

In addition to the Clawback Policy, STIP awards made under the Short-Term Incentive Plan and LTIP awards made under the Omnibus Inventive Plan include compensation recovery rights for the Company. The Short-Term Incentive Plan provides that STIP awards are subject to the Clawback Policy and deduction, clawback or forfeiture to the extent required to comply with any recoupment requirement imposed under applicable laws, rules, regulations or stock exchange listing standards. The Short-Term Incentive Plan also provides that STIP awards and any cash payments received pursuant to such awards will be subject to deduction, recoupment, or forfeiture at the discretion of the Compensation and Management Development Committee, in the event that the committee determines that a participant's negligence, fraud or other misconduct contributed to the Company having to restate all or a portion of its financial statements or in the event that a participant otherwise engages in misconduct, including any material violation of law or Company policy, which causes or might reasonably be expected to cause financial, reputational, or other harm to the Company, as determined by the Compensation and Management Development Committee.

Similarly, the Omnibus Incentive Plan provides that LTIP awards are subject to Clawback Policy or any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by applicable law. Further, the Omnibus Incentive Plan provides that the Compensation and Management Development Committee may determine that participant's rights, payments and benefits with respect to any award under it are subject to reduction, cancellation, forfeiture or recoupment in the event of: the participant's termination for cause; serious misconduct; violation of the Company's policies; breach of fiduciary duty; unauthorized disclosure of any trade secret or confidential information of the Company; breach of applicable noncompetition, nonsolicitation, confidentiality, or other restrictive covenants; or other conduct or activity that is in competition with the business of the Company, or otherwise detrimental to the business, reputation or interests of the Company; or upon the occurrence of certain events specified in the applicable award agreement. In addition, the terms of agreements for RSU and PSU awards made under the LTIP provide that awards are subject to the Clawback Policy and deduction, clawback or forfeiture to the extent required to comply with any recoupment requirement imposed under applicable laws, rules, regulations or stock exchange listing standards.

Equity Award Grant Practices

Equity awards under our LTIP are approved by the Compensation and Management Development Committee, and by the independent members of the Board for our CEO, on an annual basis or when necessary on the basis of business needs, changing compensation practices, or other factors. The CEO may make interim equity awards to associates who are not executive officers from a previously approved discretionary stock pool, which are generally made on the first business day of each fiscal quarter based on prescribed criteria established by the Compensation and Management Development Committee. In certain circumstances, the Board may approve equity awards to key associates of newly acquired businesses in order to retain key talent or to incentivize their continued efforts on behalf of the Company. Interim equity awards may be granted upon initial hiring and following promotions or other special circumstances that occur during the year, subject to Compensation and Management Development Committee approval. The Compensation and Management Development Committee and the independent members of the Board do not take into account material nonpublic information in determining the timing and terms of the equity-based awards, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of compensation.

Compensation Risk Analysis

Because performance-based incentives play a large role in our overall executive compensation program, we believe that it is important to help ensure that these incentives do not result in our executives taking actions that may conflict with our long-term best interests. The Compensation and Management Development Committee considers risk in designing the compensation program with the goal of appropriately balancing short-term incentives and long-term performance. We address this in several ways:

- The various financial performance measures that are set under the STIP and LTIP are balanced and are informed by prior year performance levels and multi-year performance targets that are reviewed and approved by the Board. We believe these performance targets are challenging, yet attainable, without the need to take inappropriate risks or make material changes to our business or strategy.

- Awards under the LTIP are made in the form of equity grants that either vest over time or upon the achievement of three-year performance targets. We believe the three-year vesting of the equity awards plays an important role in mitigating unnecessary or excessive risk taking.

- The STIP and the LTIP have maximum payout limitations for each participant.

- Because the value of the equity awards is best realized through long-term appreciation of stockholder value (especially when coupled with our *Stock Ownership Guidelines*), we believe the equity awards encourage a long-term growth mentality among our executives and aligns their interests with those of our stockholders.

The Compensation and Management Development Committee's independent, third-party consultant conducted a risk assessment of the Company's compensation programs. After reviewing this risk assessment and discussion of the results with management, the Compensation and Management Development Committee concluded that our compensation program does not encourage management to take excessive risks and serves the stockholders' best interests in our sustained long-term performance by including an appropriate balance of financial performance measures, extended vesting schedules, and significant stock ownership requirements.

Report of the Compensation and Management Development Committee

The Compensation and Management Development Committee has reviewed and discussed with management the contents of the Compensation Discussion and Analysis section of this Proxy Statement. Based on its review and discussions with management, the Compensation and Management Development Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for fiscal 2024 for filing with the SEC.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Maya Leibman, Chair
Marcia J. Avedon, Ph.D.
W. Patrick Battle
James H. Hance, Jr.
Mark J. Sachleben

Executive Compensation Tables

Fiscal 2024 Summary Compensation Table

The following table presents compensation data for the NEOs for fiscal 2024, 2023 and 2022, as may be applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Neil M. Ashe Chairman, President and CEO	2024	1,000,000	—	6,730,939	—	1,851,000	1,299,815	12,420	10,894,174
	2023	1,000,000	—	6,091,382	—	1,398,800	711,755	11,880	9,213,817
	2022	1,000,000	—	5,000,154	—	1,086,800	578,872	13,179	7,679,005
Karen J. Holcom Senior Vice President and Chief Financial Officer	2024	550,000	—	1,810,894	—	678,700	339,153	74,063	3,452,810
	2023	541,667	—	1,791,926	—	569,800	216,233	62,673	3,182,299
	2022	500,000	—	1,500,067	—	393,000	93,668	106,550	2,593,285
Barry R. Goldman Senior Vice President and General Counsel	2024	500,000	—	1,097,531	—	592,000	374,265	45,202	2,608,998
	2023	491,667	—	1,086,017	—	518,000	219,432	36,222	2,351,338
	2022	445,833	—	800,132	—	349,200	84,573	62,387	1,742,125
Dianne S. Mills Senior Vice President and Chief Human Resources Officer	2024	500,000	—	1,097,531	—	617,000	7,503	21,120	2,243,154
	2023	491,667	—	1,086,017	—	553,000	4,695	34,813	2,170,192
	2022	450,000	—	1,000,114	—	376,200	—	52,122	1,878,436

[1] Represents the aggregate grant date fair value of PSU and RSU awards granted during the applicable fiscal year. The fiscal 2024 awards consisted of 75% PSUs and 25% RSUs for Mr. Ashe and 60% PSUs and 40% RSUs for Ms. Holcom, Mr. Goldman, and Ms. Mills. The value of PSUs granted in fiscal 2024, assuming the maximum level of performance will be achieved, is as follows: Mr. Ashe, $10,461,601, Ms. Holcom, $2,301,640, Mr. Goldman, $1,394,924, and Ms. Mills, $1,394,924. The assumptions used to value RSUs and PSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2024. For more information regarding stock awards granted in fiscal 2024, see *Fiscal 2024 Long-Term Incentive Awards*.

[2] Represents amounts earned under the STIP for the applicable fiscal year. For more information, see *Fiscal 2024 Short-Term Incentive Awards*.

[3] For fiscal 2024, represents the increase in the actuarial present value of benefits under the 2002 SERP and the Legacy Pension Plan (for Ms. Holcom and Mr. Goldman) and above-market earnings on deferred compensation that is not tax-qualified, in each case to the extent applicable. The increases in defined benefit pension values for fiscal 2024 were as follows: Mr. Ashe, $1,299,815, Ms. Holcom $302,123, and Mr. Goldman $336,355. The changes in actuarial present value of the Legacy Pension Plan for Ms. Holcom and Mr. Goldman were inadvertently omitted from the Fiscal 2023 Summary Compensation Table and the Fiscal 2022 Summary Compensation Table in our Definitive Proxy Statements on Schedule 14A filed in 2023 and 2022, respectively, due to an administrative oversight. The omitted changes were decreases in the actuarial present value (-$10,073 and -$2,068 for Ms. Holcom for fiscal years 2022 and 2023, respectively, and -$14,598 and -$2,897 for Mr. Goldman for fiscal years 2022 and 2023, respectively) that would have reduced the total compensation disclosed in the Summary Compensation Table for Ms. Holcom and Mr. Goldman for the applicable fiscal years. The amounts shown for Ms. Holcom and Ms. Goldman in the Summary Compensation Table above for fiscal years 2023 and 2022 have not been reduced by these amounts. The change in the pension value for fiscal 2024 was primarily attributed to an increase in the value due to the passage of time and a lower discount rate. The change in the pension value for fiscal 2023 was primarily attributed to an increase in the value under the 2002 SERP due to the passage of time. The change in the pension value for fiscal 2022 was primarily attributed to an increase in the value under the 2002 SERP due to the passage of time. The above-market earnings on deferred compensation for fiscal 2024 were as follows. Ms. Holcom, $37,030, Mr. Goldman, $37,910, and Ms. Mills, $7,503. The above-market earnings were calculated as the excess of the earnings credited on deferred amounts under our deferred compensation plans that were deemed invested in the prime rate investment alternative under such plans over the amount that would have been earned had the deferred amounts been credited with a return equal to 120% of the applicable federal rate in effect when the prime rate investment alternative was first offered under the plans. For more information, see *Pension Benefits in Fiscal 2024* and *Fiscal 2024 Non-Qualified Deferred Compensation*.

[4] Amounts shown for All Other Compensation include the following: matching contributions into the Company's 401(k) plan for Mr. Ashe, $12,420; for Ms. Holcom, $12,180; for Mr. Goldman, $12,180; and for Ms. Mills, $6,120. Also included are Company Contributions into the Deferred Compensation Plans as follows: Ms. Holcom, $61,883; Mr. Goldman, $33,022; and Ms. Mills, $15,000. In fiscal 2024, the aggregate incremental cost of perquisites and personal benefits provided to each NEO was less than $10,000.

Fiscal 2024 Grants of Plan-Based Awards

The following table provides information about equity and non-equity incentive awards for fiscal 2024 for each of the NEOs. Non-equity incentive plan awards are made under the STIP and equity incentive awards are made under the LTIP.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Neil M. Ashe		750,000	1,500,000	3,000,000							
PSU-ROIC	10/24/23				—	18,485	36,970				3,000,116
PSU-rTSR	10/24/23				—	9,241	18,482				2,230,685
RSU	10/24/23				—	—	—	9,243			1,500,139
Karen J. Holcom		275,000	550,000	1,100,000							
PSU-ROIC	10/24/23				—	4,067	8,134				660,074
PSU-rTSR	10/24/23				—	2,033	4,066				490,746
RSU	10/24/23				—	—	—	4,067			660,074
Barry R. Goldman		250,000	500,000	1,000,000							
PSU-ROIC	10/24/23				—	2,465	4,930				400,070
PSU-rTSR	10/24/23				—	1,232	2,464				297,392
RSU	10/24/23				—	—	—	2,465			400,070
Dianne S. Mills		250,000	500,000	1,000,000							
PSU-ROIC	10/24/23				—	2,465	4,930		—		400,070
PSU-rTSR	10/24/23				—	1,232	2,464		—		297,392
RSU	10/24/23				—	—	—	2,465			400,070

[1] These columns show the possible fiscal 2024 payout for each NEO under the STIP if the threshold, target, or maximum goals, as such terms are defined by the SEC, were achieved. See *Fiscal 2024 Summary Compensation Table* for final amounts earned. See *Fiscal 2024 Short-Term Incentive Award* for a description of the program.

[2] These columns represent the potential payout of PSUs granted on October 24, 2023 under the LTIP if the performance measure is achieved over a three-year performance period from September 1, 2023 to August 31, 2026. The threshold payout is 0% of the target shares granted and the maximum payout is 200% of the target shares for all NEOs. During the period of time that the award is unearned, dividends will accumulate at the same rate as dividends may be declared and paid on the Company's common stock ("Accumulated Dividends"). These Accumulated Dividends will be paid in cash when the underlying PSUs are earned and become vested and the underlying shares are issued. Accumulated Dividends will be forfeited if the PSUs are not earned or do not become vested. See *Fiscal 2024 Long-Term Incentive Award* for a description of the program.

[3] This column shows the number of RSUs granted on October 24, 2023. The RSU grants vest ratably in three equal annual installments beginning one year from the grant date. Accumulated Dividends are only paid when the RSUs vest and the underlying shares are issued, and will be forfeited if the RSUs do not become vested.

[4] This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718. The grant date fair value of RSU and PSU-ROIC awards is calculated using the closing price of our common stock on the NYSE on the grant date. The grant date fair value of PSU-rTSR award is calculated using a Monte Carlo Simulation. The assumptions used to value awards granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2024.

Outstanding Equity Awards at Fiscal 2024 Year-End

The following table provides information on outstanding equity awards held by the NEOs at August 31, 2024. The table includes unexercised or unearned option awards, unvested RSAs and RSUs, and unearned PSUs. The vesting schedule for each grant is shown in the "Vesting Schedule Table" that follows this table based on the grant date of each award. The option exercise prices shown below are the closing market price of our common stock on the NYSE on the grant date, except one option award to Mr. Ashe granted on January 31, 2020 had a premium exercise price that was $10 over the fair market value on the date of grant.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units, Or Other Rights That Have Not Vested ($)[5]
Ashe	01/31/20	200,000	—		117.87	01/31/30				
	01/31/20	200,000	—		127.87	01/31/30				
	01/31/20	100,000	—	—	117.87	01/31/30				
	09/01/20	—	—	225,000	108.96	09/01/30				
	09/01/20	39,150	13,050	—	108.96	09/01/30				
	10/25/21						38,243	9,740,492	—	—
	10/24/22						5,157	1,313,488	38,679	9,851,541
	10/24/23						9,243	2,354,192	55,452	14,123,624
Holcom	10/24/16	897	—		239.76	10/24/26				
	10/25/17	657	—		156.39	10/25/27				
	10/24/18	1,468	—		116.36	10/24/28				
	10/26/20						1,370	348,939	—	—
	10/25/21						8,454	2,153,234	—	—
	10/24/22						2,476	630,637	9,282	2,364,125
	10/24/23						4,067	1,035,865	12,200	3,107,340
Goldman	10/26/15	2,145	—		207.80	10/26/25				
	10/24/16	2,325	—		239.76	10/24/26				
	10/25/17	1,751	—		156.39	10/25/27				
	10/24/18	2,936	—		116.36	10/24/28				
	10/26/20						548	139,576	—	—
	10/25/21						4,508	1,148,188	—	—
	10/24/22						1,500	382,050	5,625	1,432,688
	10/24/23						2,465	627,836	7,394	1,883,252
Mills	10/26/20						548	139,576	—	—
	10/25/21						5,635	1,435,235	—	—
	10/24/22						1,500	382,050	5,625	1,432,688
	10/24/23						2,465	627,836	7,394	1,883,252

[1] For Mr. Ashe, the stock options shown in this column will only vest and become exercisable after the attainment of two independent conditions: a four year ratable vest from the grant date; and the closing stock price of the Company's common stock reaching either $275 or $225 per share and remaining at or above the aforementioned stock price target for ten consecutive trading days at any time following the grant date. Mr. Ashe also had 52,200 stock options granted on September 1, 2020 and 100,000 stock options granted on January 31, 2020 that were formerly subject to a performance condition requiring the closing stock price of the Company's common stock reaching $225. This performance condition was satisfied during fiscal 2024, so, as of fiscal 2024 year-end, the September 1, 2020 stock options remained subject only to their remaining original four-year time-vesting schedule and the January 31, 2020 stock options were fully vested, and all of such options have therefore been moved out of this column and into the appropriate column for stock options not subject to performance conditions.

[2] For awards granted on October 25, 2021, this column reflects outstanding RSUs and the PSUs that have been earned, but do not vest until October 25, 2024.

[3] The market value is calculated as the product of (a) $254.70 per share, the closing market price of our common stock on the NYSE on August 31, 2024, the last trading day of the fiscal year, multiplied by (b) the number of shares that have not vested.

(4) For awards granted on October 24, 2022: for PSUs based on ROIC in excess of WACC, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2024; and for PSUs based on rTSR, the number of units shown are at the target based on the estimated level of achievement as of August 31, 2024. For awards granted on October 24, 2023: for PSUs based on ROIC in excess of WACC, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2024; and for PSUs based on rTSR, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2024.

(5) The market value is calculated as the product of (a) $254.70 per share, the closing market price on our common stock on the NYSE on August 31, 2024, the last trading day of the fiscal year, multiplied by (b) the number of PSUs that would be earned based on the estimated level of achievement as of August 31, 2024, as described in footnote 4 to this table. For awards granted on October 24, 2022, and October 24, 2023, the threshold, target, and maximum performance percentages for all NEOs are 0%, 100%, and 200%, respectively.

VESTING SCHEDULE TABLE

Grant Date	Vesting Schedule Description
10/26/2015	Options: 1/3 per year beginning one year from grant date (fully vested 10/26/2018).
10/24/2016	Options: 1/3 per year beginning one year from grant date (fully vested 10/24/2019).
10/25/2017	Options: 1/3 per year beginning one year from grant date (fully vested 10/25/2020).
10/24/2018	Options: 1/3 per year beginning one year from grant date (fully vested 10/24/2021).
1/31/2020	Options: One time-vesting option award vests 1/3 per year beginning one year from the grant date (fully vested 1/31/2023); one time-vesting award with a premium exercise price vests 1/3 per year beginning one year from grant date (fully vested 1/31/2023); and one performance-based option will become exercisable if both of the following criteria are satisfied: 4-year ratable vesting beginning one year from the grant date and the Company stock price exceeds $225 per share for ten consecutive trading days. The stock price performance condition had been satisfied as of fiscal 2024 year end.
9/1/2020	Options: two performance-based options would have become exercisable if both of the following criteria were satisfied: 4-year ratable vesting beginning one year from the grant date and the Company stock price exceeds $225 per share or $275 per share, respectively, for ten consecutive trading days. The $225 stock price performance condition had been satisfied as of fiscal year end, but the $275 stock price performance condition remained outstanding.
10/26/2020	RSU: 1/4 per year beginning one year from grant date (will be fully vested 10/26/2024).
10/25/2021	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/25/2024); PSU: three-year performance period ends 8/31/2024 (if performance achieved, earned shares will be released on 10/25/2024).
10/24/2022	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/24/2025); PSU: three-year performance period ends 8/31/2025 (if performance achieved, earned shares will be released on 10/24/2025).
10/24/2023	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/24/2026); PSU: three-year performance period ends 8/31/2026 (if performance achieved, earned shares will be released on 10/24/2026).

Option Exercises and Stock Vested in Fiscal 2024

The following table provides information for the NEOs on the number of shares acquired upon the exercise of stock options, the vesting of PSUs, RSAs or RSUs, and the value realized during fiscal 2024, each before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Neil M. Ashe	—	—	4,591	739,727
Karen J. Holcom	3,489	233,516	15,052	2,400,388
Barry R. Goldman	—	—	6,602	1,054,052
Dianne S. Mills	—	—	7,461	1,280,113

(1) The value realized is the closing market price on the day the stock options were exercised or the stock awards vested (less the exercise price, in the case of stock options), multiplied by the total number of shares that were exercised or that vested.

Pension Benefits in Fiscal 2024

The table below shows information for NEOs under the 2002 SERP and the Legacy Pension Plan as described in the following paragraphs.

2002 SERP

The 2002 SERP is an unfunded, non-qualified retirement benefit plan that is offered to executive officers of the Company to provide retirement benefits above amounts available under the Company's tax-qualified defined contribution plans.

Benefits payable under the 2002 SERP are generally paid for 180 months (15 years) commencing on the executive's normal retirement date, which is defined as retirement at 60. For Mr. Ashe, benefits are comprised of the following amounts: (a) a monthly amount equal to 2.8% ("standard accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "standard accrued benefit"); and (b) a second monthly amount equal to 1.4% ("incremental accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "incremental accrued benefit"). For Ms. Holcom and Mr. Goldman, benefits are comprised of a monthly amount equal to 2.8% ("modified accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "modified accrued benefit'). Average annual compensation is defined as the average of the executive's salary and short-term incentive payment for the three highest consecutive calendar years during the participant's service with the Company. An executive is credited with one year of service for each plan year while employed by the Company. Total years of credited service cannot exceed ten years, although compensation earned after completing ten years of credited service may be counted for purposes of determining the executive's average annual compensation and accrued benefit under the 2002 SERP. A reduced retirement benefit can commence between ages 55 and 60. We do not have a policy for granting extra years of credited service under the 2002 SERP, except in connection with a change in control as may be provided for in an executive's change in control agreement. Participants vest in their plan benefit after three years of credited service.

While benefits normally commence at age 60 and are paid in monthly installments over 15 years, benefits may be paid earlier or in a different form as follows:

- a participant could elect to receive a reduced retirement benefit commencing between ages 55 and 60;

- a participant could elect to receive their incremental accrued benefit in a lump sum;

- benefits can also be distributed early in the event of a severe financial hardship; and

- upon the occurrence of a Section 409A change in control event (as defined in the 2002 SERP), the 2002 SERP will be terminated consistent with the requirements of Treasury Regulation section 1.409A-3(j)(4)(ix)(B), and the Company will, within five days of such an event, pay to each participant a lump sum cash payment equal to the lump sum actuarial equivalent of the participant's accrued benefit as of such date.

When calculating the actuarial equivalent of the foregoing forms of benefit, the plan uses an interest rate equal to the lesser of 2.5% per annum or the yield on 10-Year U.S. Treasury Bonds.

The table below summarizes the benefits of each eligible NEO under the 2002 SERP. Ms. Mills, who would have become an eligible participant for the plan when hired in March 2020, waived her participation right.

Name	Standard Accrued Benefit	Incremental Accrued Benefit	Modified Accrued Benefit	Total Benefit Percent
Neil M. Ashe	2.8%	1.4%	NA	4.2%
Karen J. Holcom	NA	NA	2.8%	2.8%
Barry R. Goldman	NA	NA	2.8%	2.8%

Legacy Pension Plan

The Legacy Pension Plan is a component of our tax-qualified defined benefit pension plan for which Ms. Holcom and Mr. Goldman were eligible prior to becoming executive officers. Our other NEOs are not eligible for benefits under the Legacy Pension Plan, and none of our NEOs are otherwise eligible for our tax-qualified defined benefit pension plan. The Legacy Pension Plan was frozen as to new benefit accruals as of January 1, 2003.

The Legacy Pension Plan provides for a normal retirement pension payable in the form of a single-life annuity with 10 years certain. Normal retirement is defined as a resignation after age 65. The monthly benefit for the participating NEOs under the Legacy Pension Plan following normal retirement will be equal to the sum of 0.5% of the NEO's final average compensation plus 0.5% of the NEO's final average compensation in excess of covered compensation, multiplied by the NEO's years of credited service. Compensation is generally defined under the Legacy Pension Plan as compensation as shown in Box 1 of Form W-2, subject to adjustments for salary deferrals, elective contributions and certain equity-based compensation and fringe benefits. As noted above, the Legacy Pension Plan was frozen as to new benefit accruals as of January 1, 2003.

Following an early retirement, which is defined as retirement following age 55 with 10 years of vesting service, a participant would be eligible for a reduced benefit, determined by reducing the normal retirement benefit by approximately 0.33% for each full month by which the early retirement pension commences prior to the normal retirement date. Participants may elect actuarially equivalent optional forms of benefit, including period-certain and life options, contingent annuitant options and a single life option. We do not have a policy for granting extra years of credited service under the Legacy Pension Plan. Participants vest 100% in their Legacy Pension Plan benefits after five years of vesting service. If the value of a participants' benefit is less than $5,000, it will be paid out in a lump sum.

During fiscal year 2024, the Board approved a resolution to terminate the Legacy Pension Plan effective as of August 31, 2024. The termination is subject to appropriate regulatory approvals and is expected to be completed in fiscal year 2025. Ms. Holcom and Mr. Goldman did not receive any payments in connection with the termination of the Legacy Pension Plan during fiscal year 2024.

Fiscal Year 2024 Pension Benefits Table

The amounts reported for the NEOs in the table below equal the present value of the accumulated benefit in the 2002 SERP and in the Legacy Pension Plan, to the extent the NEOs participate in such plans, in each case at August 31, 2024. The assumptions used to calculate the present value of the accumulated benefit are described in the footnotes to the table.

Name	Plan Name	Number of Years Credited Service (#)[1][2]	Present Value of Accumulated Benefit ($)[3][4]	Payments During Last Fiscal Year ($)
Neil M. Ashe	2002 SERP	4	4,495,606	—
Karen J. Holcom	2002 SERP	5	991,408	—
	Legacy Pension Plan	3	19,639	—
Barry R. Goldman	2002 SERP	5	1,009,187	—
	Legacy Pension Plan	5	35,770	—

[1] Mr. Ashe became an eligible participant in the 2002 SERP when hired on January 8, 2020. Ms. Holcom and Mr. Goldman became eligible participants in the 2002 SERP on September 1, 2019.

[2] Ms. Holcom became an eligible participant in the Legacy Pension Plan on January 1, 2000, and Mr. Goldman became an eligible participant in the Legacy Pension Plan on January 1, 1998. They ceased to accrue additional benefits under the Legacy Pension Plan when it was frozen in 2003.

[3] The accumulated benefit in the 2002 SERP is based on service and earnings (base salary and bonus, as described above) considered by the 2002 SERP for the period through August 31, 2024. The present value has been calculated assuming the benefit is payable commencing at a retirement of age 65 for all NEOs except Mr. Ashe, where the present value has been calculated assuming the benefit is payable commencing at a retirement age of 60. The discount rate assumed in the calculation is 4.85% compared with 5.10% in the prior year.

[4] The accumulated benefit in the Legacy Pension Plan is based on service and compensation (defined as described above) considered by the Legacy Pension Plan for the period through the date on which the Legacy Pension Plan was frozen in 2003. The present value has been calculated assuming the benefit is payable commencing at a retirement of age 65 for Ms. Holcom and Mr. Goldman. The discount rate assumed in the calculation is 4.85%.

Fiscal 2024 Non-Qualified Deferred Compensation

The Company maintains certain non-qualified deferred compensation plans that our NEOs may participate in. These non-qualified deferred compensation plans are described below.

2005 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2005 SDSP is an unfunded, non-qualified plan under which key associates, including our NEOs, are able to annually defer up to 50% of salary and STIP awards as cash units. Ms. Holcom, Mr. Goldman, and Ms. Mills are also eligible to receive a Company matching contribution of their deferrals (50% of their deferrals, limited to 5% of their base salary and STIP awards, which together is "total cash compensation"), and, for Ms. Holcom and Mr. Goldman, a pension make-up contribution received in lieu of benefits that would have been received under a frozen Company pension plan. Prior to January 1, 2022, Ms. Holcom, Mr. Goldman

and Ms. Mills also received a supplemental contribution equal to 3% of their total cash compensation based on calendar year contributions, which was contributed each December. Effective October 25, 2021, the 2005 SDSP was amended to remove the supplemental contribution for all eligible participants, including Ms. Holcom, Mr. Goldman, and Ms. Mills. This amendment was effective for the plan year commencing in January 2022. As a result, the final supplemental contribution was made in December 2021. Effective March 30, 2023, the 2005 SDSP was amended and restated to clarify the payment structure for certain in-service payment elections.

Mr. Ashe is not eligible to receive the Company contributions under the 2005 SDSP because of the level of benefits that he receives under the 2002 SERP. As noted above, Ms. Holcom and Mr. Goldman are eligible for the Company contributions to the plan at the same rate that other participants receive contributions due to the reduced rate at which the 2002 SERP benefit accrues for each of them.

Account balances under the 2005 SDSP earn interest income based on the prime rate. Interest is credited monthly and is compounded annually.

Employee contributions may be paid in a lump sum or up to ten annual installments at the executive's election. The executive may direct that deferrals and related earnings be credited to accounts to be distributed in the future and/or to a retirement account. Future-dated payments may be distributed in a lump sum or up to ten annual installments no earlier than two years following the last deferral to the account. The executive may change the form of distribution twice during the period up to one year prior to termination or retirement, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

Company contribution accounts may be distributed in a lump sum or up to ten annual installments upon termination of employment. The executive may change the form of distribution twice during the period up to one year prior to termination of employment, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

2001 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2001 SDSP, which does not currently allow deferrals, covered the same general group of eligible associates and operated in a similar manner to the 2005 SDSP, except that it encompassed contributions by the executive and the Company that were vested as of December 31, 2004. These contributions were, therefore, not subject to the provisions of Section 409A. Executive deferrals may be distributed in a lump sum or up to ten annual installments beginning no sooner than five years following the calendar year of deferral. Company contributions will be distributed at or following termination in a lump sum or installments at the associate's election, which must be in place 24 months prior to termination. There were no deferrals or Company contributions into the 2001 SDSP during fiscal 2024. When the 2001 SDSP was active, Ms. Holcom and Mr. Goldman each received annual Company contributions to the 2001 SDSP at the same rate as other plan participants, including pension make-up contributions in lieu of benefits that would have been received under a frozen Company pension plan.

The table below provides fiscal 2024 information related to our NEOs in our non-qualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4]
Neil M. Ashe[5]	NA	NA	NA	NA	NA	NA
Karen J. Holcom	2001 SDSP	—	—	888	—	11,293
	2005 SDSP	111,980	61,883	106,334	(129,839)	1,365,854
Barry R. Goldman	2001 SDSP	—	—	1,074	—	13,649
	2005 SDSP	51,800	33,022	108,469	(46,061)	1,385,508
Dianne S. Mills	2005 SDSP	30,000	15,000	17,745	—	241,806

[1] The amounts shown include salary deferrals and/or deferrals of amounts paid under the STIP. The salary portion of the amounts reflected above is included in the amount reported as "Salary" in the Fiscal 2024 Summary Compensation Table as follows: Ms. Holcom, $55,000 and Ms. Mills, $20,000. The deferred STIP award portion of the amounts shown above is included in the amount reported as "Non-Equity Incentive Plan Compensation" in the Fiscal 2024 Summary Compensation Table as follows: Ms. Holcom, $56,980, Mr. Goldman, $51,800, and Ms. Mills, $10,000.

[2] The amounts shown are not included in the Summary Compensation Table for Fiscal 2024 except to the extent they represent above-market earnings in excess of 120% of the applicable federal rate. The earnings consist of interest credited to each NEOs account balance during fiscal 2024, which balance may include deferred compensation from prior periods.

[3] The amounts shown are not included in the Fiscal 2024 Summary Compensation Table. The amounts shown for Ms. Holcom, Mr. Goldman, and Ms. Mills consist of distributions of prior period deferrals of compensation along with related interest earned. As described above, participants may elect such distributions at the time deferral elections are made.

[4] A portion of amounts shown in this column for the 2005 SDSP were previously reported as compensation in the Summary Compensation Table for this year and for prior years as follows: Ms. Holcom, $788,574, Mr. Goldman, $363,663, and Ms. Mills, $224,383. The amounts shown also include participant deferrals, Company contributions, and interest credited in prior fiscal periods when Ms. Holcom and Mr. Goldman were not NEOs and for Ms. Mills beginning as of her date of employment with the Company.

[5] Mr. Ashe does not participate in the non-qualified deferred compensation plans.

Employment Arrangements

At the time we first hire an associate, we generally provide the associate with a letter outlining the effective date of their employment, the basic compensation arrangements for the associate's at-will employment, any benefits to which the associate is entitled, and whether the associate is entitled to participate in any severance or change in control benefits. We do not have employment contracts with any of our associates, including our NEOs. All NEOs are entitled to participate in benefit plans and perquisites afforded to executives at their level and coverage under the Company's directors' and officers' liability insurance coverage. A summary of current employment arrangements with our NEOs is provided in the table below.

Fiscal 2024 Employment Arrangements

Neil M. Ashe	Salary	$1,000,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Karen J. Holcom	Salary	$550,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Barry R. Goldman	Salary	$500,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Dianne S. Mills	Salary	$500,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary

See *Potential Payments upon Termination* for a description of each NEO's severance agreement and change in control agreement.

Potential Payments upon Termination

We have entered into severance agreements and change in control agreements with each of our NEOs. The material terms of these agreements are described below and the potential payments upon termination are shown in the table that follows.

Severance Agreements

The severance agreements for the NEOs provide benefits to our NEOs in the event the executive's employment is involuntarily terminated by us without cause, or for Mr. Ashe only, in the event that he terminates his employment for good reason any time after a change in control. The agreements terminate without payment in the event an executive is terminated for cause, dies, incurs a disability, or voluntarily terminates (other than in the case of Mr. Ashe, a voluntary termination in connection with a qualifying good reason).

The severance agreements are effective until terminated in accordance with the provisions of each agreement and provide the following benefits to our NEOs for the severance period shown for each NEO.

Severance Benefit	Ashe (2 yrs)	Holcom (1 yr)	Goldman (1 yr)	Mills (1 yr)
A severance payment consisting of continuation of the then current monthly base salary for the severance period	✔	✔	✔	✔
A lump sum payment equal to the greater of (i) a predetermined percentage of base salary (as described for each executive therein) and (ii) the annual bonus that would be payable based upon the Company's actual performance, in each case, calculated on a pro rata basis and payable at the same time that bonuses are otherwise payable under the Company's bonus plan	✔ (150%)	✔ (100%)	✔ (100%)	✔ (100%)
A lump sum payment equal to accrued but unused vacation or sick pay as determined under the Company's policy[1]	✔	✔	✔	✔
Continuation of health care and life insurance coverage for the severance period	✔	✔	✔	✔
Accrual of additional credited service under the 2002 SERP during the severance period[2]	✔	✔	✔	
Outplacement services not to exceed 10% of base salary	✔	✔	✔	✔
Vesting of certain equity awards during the severance period	[3]	[4]	[4]	[4]

[1] Based on current Company policy, none of the NEOs would receive a payment for accrued but unused vacation or sick pay.

[2] Mr. Ashe, Ms. Holcom, and Mr. Goldman would receive additional years of credited service if a terminating event occurs prior to their attainment of three years of credited service; however, each of them has attained three years of credited service.

[3] For Mr. Ashe, continued vesting of stock options, RSAs or RSUs, and performance stock or PSUs, during the severance period.

[4] For Ms. Holcom, Mr. Goldman, and Ms. Mills, the vesting and exercisability of all outstanding equity awards will be in accordance with the terms of the respective award agreements.

Under the severance agreement for Mr. Ashe, a termination of employment by Mr. Ashe for "good reason" means the occurrence of any of the following acts, after a Change in Control, which is not corrected within 30 days after written notice is given to us by Mr. Ashe:

▪ a material diminution in authority, duties or responsibilities (including reporting responsibilities), which, in executive's judgment, represents an adverse change in status, title, position, or responsibilities;

▪ a reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due;

▪ requiring the executive to be based more than 50 miles from the primary workplace where executive is currently based, except for reasonably required business travel; or

▪ a material breach by us of the severance agreement.

Under the severance agreement for Mr. Ashe, the Change in Control definition is the same as that used in Mr. Ashe's change in control agreement, described below.

Under the severance agreements, the involuntary termination of an executive by the Company for "cause," which results in the termination of the severance agreement and for which no benefits would be payable, occurs for the following reasons:

▪ termination is the result of an act or acts by the executive, which have been found in an applicable court of law to constitute a felony (other than traffic-related offenses);

▪ termination is the result of an act or acts by the executive, which are in the good faith judgment of the Company to be in violation of law or of written policies of the Company and which result in material injury to the Company;

▪ termination is the result of an act or acts of dishonesty by the executive resulting or intended to result directly or indirectly in gain or personal enrichment to the executive at the expense of the Company; or

▪ the continued failure by the executive substantially to perform the duties reasonably assigned to him, after a demand in writing for substantial performance of such duties is delivered by the Company.

The severance agreement for Mr. Ashe also provides that the Company will pay his reasonable legal fees and related expenses if he were to bring a legal claim for benefits and was successful to a significant extent in enforcing his rights under the severance agreement.

The severance agreements of all NEOs contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition, and benefits under such severance agreements are subject to the execution of a release. With respect to Ms. Holcom, Mr. Goldman, and Ms. Mills, in the event of certain breaches of the covenants set forth in the severance agreement by the executive, such executive would be required to reimburse the Company 70% of the severance amounts payable thereunder.

Change in Control Agreements

The change in control agreements are intended to provide the NEOs with security against the possibility of employment loss that may result following a change in control so that they may devote their energies to meeting the business objectives and needs of the Company and its stockholders.

The change in control agreements are effective until terminated in accordance with the provisions of the agreements, except during a covered period, which includes the six months prior to a change in control event and continues for two years following a change in control. However, the term of the change in control agreements will not expire during a threatened change in control period (as defined in the change in control agreements) or prior to the expiration of two years following a change in control.

The change in control agreements are double trigger and provide the following benefits to our NEOs in the event employment is terminated for other than cause or by the executive for good reason:

Change in Control Benefits	Ashe (3x)	Holcom (1.5x)	Goldman (1.5x)	Mills (1.5x)
A lump sum cash payment equal to a multiple of the base salary (greater of the base salary in effect on the date of termination or during the 90 day period prior to a change in control)	✔	✔	✔	✔
A lump sum cash payment equal to a multiple of the pro rata bonus which is the greatest of: the most recent bonus paid, the annual bonus payable (at target) during which the termination or change in control occurs, or the average of the annual bonus paid during the last three fiscal years	✔	✔	✔	✔
Continuation of health and welfare benefits, including, as applicable, medical, dental benefits, disability, and life insurance for the specified term	✔	✔	✔	✔
Cash payment representing additional amounts of participation in our defined contribution plan and non-qualified deferred compensation plan for the specified term	✔	✔	✔	✔
Cash payment equal to the lump sum actuarial equivalent of the accrued benefit under the 2002 SERP as of the date of termination of employment, whether or not the accrued benefit has vested	✔			
Accrual of up to a total of three years of credited service under the 2002 SERP, if termination occurs before three years of credited service has been earned		✔	✔	
Better net cutback[1]	✔	✔	✔	✔
Accelerated vesting of stock options, RSA or RSU awards and performance stock or PSU awards (at 100% of target)[2][3]	✔	✔	✔	✔

(1) If the payments to be made under the change in control agreement would be subject to such excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes executive's economic position.

(2) For Mr. Ashe, stock option awards with price targets will only be accelerated if such stock price targets have been achieved as of the termination date and any performance stock awards would be accelerated at the target level.

(3) For Mr. Ashe, the Company may be required to immediately purchase for cash, on demand, at the then per-share fair market value, any shares of unrestricted stock and shares purchased upon the exercise of options.

The change in control agreements provide benefits to our NEOs in the event employment is terminated by the Company for cause, due to disability, by reason of death, or by executive for other than good reason. Benefits in these events are as follows: all amounts earned or accrued through the termination date, including base salary, reimbursement of reasonable and necessary expenses, vacation pay, and sick leave.

In addition, the Company will pay all legal fees and related expenses incurred by the officer arising out of any disputes related to his termination of employment or claims under the change in control agreement if, in general, the circumstances for which he has retained legal counsel occurred on or after a change in control.

For purposes of the change in control agreements, a change in control is defined as one or more of the following:

▪ the acquisition of 30% or more of the combined voting power of our then outstanding voting securities (other than certain acquisitions by Company fiduciaries or certain internal reorganizations);

▪ a change in more than 50% of the members of our Board, who were either members as of the distribution date or were nominated or elected by a vote of two-thirds of those members or members so approved;

▪ consummation of a merger or consolidation through which our stockholders no longer hold more than 60% of the combined voting power of our outstanding voting securities resulting from the merger or consolidation in substantially the same proportion as prior to the merger or consolidation;

▪ consummation of a complete liquidation or dissolution or the sale or other disposition of all or substantially all of our assets; or

▪ the approval by stockholders of the sale of all or substantially all of the assets of the Company or any merger, consolidation, issuance of securities, or purchase of assets, the result of which would be the occurrence of any of the events described in the prior two bullets.

Under the change in control agreement, a termination for cause for Mr. Ashe is a termination evidenced by a resolution adopted by two-thirds of the Board (for Ms. Holcom, Mr. Goldman, and Ms. Mills, upon the reasonable determination by the Company) that the executive:

▪ intentionally and continually failed to substantially perform their duties, which failure continued for a period of at least 30 days after a written notice of demand for substantial performance has been delivered to the executive specifying the manner in which the executive has failed to substantially perform; or

▪ intentionally engaged in conduct that is demonstrably and materially injurious to us, monetarily or otherwise.

The executive will not be terminated for cause until he or she has received a copy of a written notice setting forth the misconduct described above and until he or she has been given an opportunity to be heard by the Board.

Under the change in control agreements, disability has the meaning ascribed to such term in our long-term disability plan or policy covering the executive, or in the absence of such plan or policy, a meaning consistent with Section 22(e)(3) of the Internal Revenue Code.

Under the change in control agreements, good reason means the occurrence of any of the following events or conditions in connection with a change in control:

▪ a material diminution in authority, duties, or responsibilities, which, in the executive's judgment, represents an adverse change in status, title, position, or responsibilities;

▪ with respect to Mr. Ashe, any reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due and with respect to Ms. Holcom, Mr. Goldman, and Ms. Mills a reduction of more than 10% of such executive's base salary in effect immediately prior to a change in control;

▪ requiring the executive to be based more than 50 miles from the primary workplace where the executive is currently based, except for reasonably required business travel; or

▪ a material breach by us of the agreement (or in the case of Mr. Ashe, a material breach by us of the terms of the employment letter dated January 8, 2020).

Other Possible Payments upon Death, Disability, and Retirement

The following describes possible payments upon an NEO's death, disability, or retirement in accordance with the terms of certain of the Company's compensation plans.

Death/Disability

- For all participants in the Omnibus Incentive Plan, stock options become fully vested and are exercisable to the earlier of the expiration date or one year after the event, and RSAs, RSUs, and PSUs become fully vested and are immediately payable (at Target for PSUs).

- For all participants in the Company's 401(k) Plan, the 2001 SDSP, and the 2005 SDSP, any Company contributions become vested and are payable upon death, or total and permanent disability.

Retirement

- For all participants in the Omnibus Incentive Plan with stock options who are age 55 and above, vested stock options are exercisable to the earlier of the expiration date or five years after retirement; unvested options are forfeited.

- For all participants in the Omnibus Incentive Plan with PSU awards granted on or after October 26, 2020 who have 5 years of service will receive a pro-rata portion of the award that will remain outstanding and available to vest following a participant's termination, except in the event of termination for cause. Such pro-rata portion will be calculated based on the portion of the service period worked between the grant date and termination date in one-year increments. For example, if a participant works more than one year from the grant date but less than two years from the grant date, such participant would be eligible to receive one-third of the PSU, payable at the performance level achieved at the end of the performance period.

Potential Payments Upon Termination Table

The following table shows potential benefits that our NEOs would be entitled to receive upon termination of employment in each termination situation shown. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the NEOs, which would only be known at the time they become eligible for payment. The amounts shown in the table are the amounts that could be payable under existing plans and arrangements if the NEO's employment had terminated at August 31, 2024. Values for the accelerated vesting of stock option, RSA, RSU, and PSU grants are based on the closing price of our common stock of $254.70 on the NYSE on August 31, 2024.

The table does not include amounts that the executives would be entitled to receive that are already described in the compensation tables, including the value of equity awards that are already vested, amounts payable under defined benefit pension plans, and amounts previously deferred into the deferred compensation plans. In the event the NEO is entitled to benefits under both the severance agreement and the change in control agreement, the NEO is entitled to receive benefits under whichever agreement provides the greater aggregate value. No additional amounts are due in the event of a voluntary resignation by our NEOs.

Name	Change in Control with Termination ($)	Termination without Cause ($)	Termination with Good Reason ($)	Retirement ($)	Death or Disability ($)	Termination with Cause ($)
Neil M. Ashe						
Cash Severance[1]	8,553,001	3,851,000	3,851,000	—	—	—
Retirement Benefits	4,476,520	2,081,612	2,081,612	—	—	—
Health and Welfare Benefits[2]	90,997	60,665	60,665	—	—	—
Outplacement Counseling	—	100,000	100,000	—	—	—
Additional Company Contributions[3]	37,260	24,840	24,840	—	—	—
Long-Term Incentives[4]	19,054,933	—	—	—	19,054,933	—
Total Lump Sum	**32,212,711**	**6,118,117**	**6,118,117**	**—**	**19,054,933**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**32,212,711**	**6,118,117**	**6,118,117**	**—**	**19,054,933**	**—**
Karen J. Holcom						
Cash Severance[1]	1,843,050	1,228,700	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	29,607	19,738	—	—	—	—
Outplacement Counseling	—	55,000	—	—	—	—
Additional Company Contributions[3]	27,922	18,615	—	—	—	—
Long-Term Incentives[4]	5,295,213	—	—	1,463,506	5,295,213	—
Total Lump Sum	**7,195,792**	**1,322,053**	**—**	**1,463,506**	**5,295,213**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**7,195,792**	**1,322,053**	**—**	**1,463,506**	**5,295,213**	**—**
Barry R. Goldman						
Cash Severance[1]	1,638,000	1,092,000	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	45,066	30,044	—	—	—	—
Outplacement Counseling	—	50,000	—	—	—	—
Additional Company Contributions[3]	29,860	19,907	—	—	—	—
Long-Term Incentives[4]	3,114,726	—	—	886,950	3,114,726	—
Total Lump Sum	**4,827,652**	**1,191,951**	**—**	**886,950**	**3,114,726**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**4,827,652**	**1,191,951**	**—**	**886,950**	**3,114,726**	**—**
Dianne S. Mills						
Cash Severance[1]	1,675,500	1,117,000	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	45,521	30,347	—	—	—	—
Outplacement Counseling	—	50,000	—	—	—	—
Additional Company Contributions[3]	18,630	12,420	—	—	—	—
Long-Term Incentives[4]	3,155,733	—	—	—	3,155,733	—
Total Lump Sum	**4,895,384**	**1,209,767**	**—**	**—**	**3,155,733**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**4,895,384**	**1,209,767**	**—**	**—**	**3,155,733**	**—**

[1] For benefits related to a change-in-control, this represents payments under the change in control agreements, which are equal to a multiple of salary and the greatest of current year bonus (at target), prior year bonus, or average of bonus for last three years, subject to proration. For benefits related to a severance agreement (i.e., termination without cause or, for Mr. Ashe, termination for good reason following a change in control), this represents salary for the severance period plus a cash payment equal to the greater of (i) a predetermined percentage of base salary and (ii) the annual bonus that would be payable based upon the Company's actual performance, subject to proration.

[2] Includes payments of continued health and welfare benefits as outlined in change in control agreements and severance agreements.

(3) Includes payments of additional benefits as outlined in change in control agreements and severance agreements including the present value of additional credited service in the 2002 SERP, as well as additional contributions into the deferred compensation plan and annual Company contributions in the 401(k) plan, if applicable, equal to the number of months associated with each NEOs' payout multiple.

(4) The value realized on unvested equity awards represents the fair market value of unvested awards at August 31, 2024, using our closing price of $254.70 on that date, less the exercise price of unvested options. No payment is made for unvested options where the exercise price is greater than our year-end closing price. For Mr. Ashe, stock option awards with price targets will be accelerated upon a terminating event only if such stock price targets have been achieved as of the termination date and performance stock or PSUs awards would be accelerated upon a terminating event at the target level.

(5) The change in control agreements provide that if the payments to be made under the change in control agreement would be subject to excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes the executive's economic position.

CEO Pay Ratio

SEC Rules require us to annually disclose the total annual compensation of our CEO, the median of the total annual compensation of all associates other than our CEO, and the ratio of the total annual compensation of our CEO to that of our median associate (the "CEO Pay Ratio"). The following CEO Pay Ratio disclosure for fiscal 2024 is the Company's reasonable, good faith estimate calculated in accordance with the requirements of Item 402(u) of Regulation S-K and Section 954(6) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and may not be comparable to the pay ratio disclosures of other companies.

Identification of Median Associate

To determine our median associate in fiscal 2024, we used August 31, 2024 as the measurement date. As of such date, the Company had 13,243 associates, of which 3,636 (27.5%) were employed in the United States, 8,661 (65.4%) were employed in Mexico, 635 (4.8%) were employed in Canada, and 311 (2.3%) were employed in other non-U.S. locations, including Europe and the Asia/Pacific region. We used the following multi-step process to identify the fiscal 2024 median associate:

▪ We reviewed the total headcount as of August 31, 2024, in each of the jurisdictions in which we conduct business and excluded 311 associates in non-U.S. locations other than Canada and Mexico under the de minimis 5% exclusion. The excluded associates are located in each of the following jurisdictions: the United Kingdom (105), France (116), the Netherlands (58), China (25), Germany (3), Italy (2), Sweden (1), and Poland (1). We included all full-time and part-time associates and excluded Mr. Ashe and independent contractors and leased workers who were employed, and whose compensation was determined by, an unaffiliated third party. After permissible exclusions, our total headcount as of the measurement date was 12,932 associates of our 13,243 total associate population, or 97.7%.

▪ As permitted under the SEC rules, we then calculated the total earnings for the 12 months prior to the measurement date for all individuals who were employed on the measurement date, annualizing the total earnings for any permanent associate who commenced employment during fiscal 2024. We defined "total earnings" for this purpose as base salary or hourly wages (including overtime and shift premiums) paid during the applicable period (excluding any deferred compensation paid); bonuses, commissions and other cash incentive compensation paid during the applicable period; taxable exercises or vesting of equity-based awards occurring during the applicable period; paid sick time; vacation and holiday pay; retroactive pay; patent awards; service awards; retention bonuses; and sign-on bonuses. "Total earnings" did not include imputed income, allowances, equity compensation that was awarded but that did not become taxable during the applicable period or employer contributions to tax-qualified or nonqualified plans. For individuals who were hired shortly before August 31, 2024 and therefore did not have a paycheck prior to that date, we treated their annual base salary rate as in effect on their hire date as their total earnings for purposes of identifying the median employee. We converted the calculated total earnings for non-U.S. associates to U.S. dollars using the average currency exchange rate for the fiscal year period. We believe the use of total earnings are an appropriate consistently applied compensation measure for purposes of this analysis. We previously used total cash compensation as the consistently applied compensation measure for purposes of this analysis, but we switched to total earnings following a change in payroll systems that made data relating to total earnings more consistently accessible than data relating to total cash compensation. Using this total earnings data over the 12 months prior to the measurement date, we identified the median associate.

Fiscal 2024 CEO Pay Ratio

For fiscal 2024, the median of the total annual compensation of all of the Company's associates, other than Mr. Ashe, was $17,006, which equals the total compensation of our median associate identified in fiscal 2024 calculated in the same manner as the "Total Compensation" shown for Mr. Ashe and the other NEOs in the Summary Compensation Table.

Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the Fiscal 2024 Summary Compensation Table was $10,894,174. Based on this information, the CEO Pay Ratio is estimated to be 641 to 1.

Alternate Ratio Calculation: Since the majority of the Company's associate population is not based in the U.S., the Company is providing an alternative pay ratio calculations using the Company's U.S. median associate identified in fiscal 2024. For fiscal 2024, the median of total annual compensation of all of the Company's U.S. associates, other than Mr. Ashe, was $84,705. Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the fiscal 2024 Summary Compensation Table was $10,894,174. Based on this information, the CEO Pay Ratio for the median U.S. associate is estimated to be 129 to 1.

Pay Versus Performance

Under rules adopted pursuant to the Dodd-Frank Act, we are required to disclose certain information about the relationship between the compensation actually paid to our NEOs and certain measures of Company performance. The material that follows is provided in compliance with these rules.

The following table provides information regarding compensation actually paid to our principal executive officer, or PEO, and other NEOs for each fiscal year from fiscal 2021 to fiscal 2024, compared to our total shareholder return (TSR) and the TSR of a peer group from August 31, 2020 through the end of each such fiscal year, and our net income and ROIC for each such fiscal year.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year (a)	Summary Compensation Table Total for PEO (b)[1][2]	Compensation Actually Paid to PEO (c)[1][3]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (d)[4]	Average Compensation Actually Paid to Non-PEO Named Executive Officers (e)[5]	Total Shareholder Return (f)[6]	Dow Jones U.S. Electrical Components & Equipment Index Total Shareholder Return (g)[7]	Net Income ($M)(h)[8]	Adjusted ROIC[9]
2024	$10,894,174	$56,800,509	$2,768,321	$6,631,128	$235.97	$188.05	$422.60	19.40 %
2023	$ 9,213,817	$ 8,585,748	$2,567,942	$2,140,698	$149.04	$155.48	$346.00	17.10 %
2022	$ 7,679,005	$ 4,822,663	$2,071,282	$2,261,684	$151.03	$128.32	$384.00	18.10 %
2021	$14,908,045	$52,621,462	$2,161,603	$4,860,075	$169.52	$144.85	$306.30	16.10 %

[1] Our PEO for each fiscal year was Neil Ashe.

[2] Represents the total compensation paid to our PEO in each listed year, as shown in our Summary Compensation Table for such listed year.

[3] Compensation actually paid does not mean that our PEO was actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of summary compensation table total compensation under the methodology prescribed under the relevant rules as shown in the adjustment table below.

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Reported Change in Pension Value ($)	Pension Benefit Adjustments ($)[c]	Compensation Actually Paid to PEO ($)
2024	10,894,174	(6,730,939)	52,921,426	(1,299,815)	1,015,662	56,800,509
2023	9,213,817	(6,091,382)	5,096,654	(711,755)	1,078,414	8,585,748
2022	7,679,005	(5,000,154)	1,477,973	(578,872)	1,244,711	4,822,663
2021	14,908,045	(11,212,565)	48,631,456	(1,055,471)	1,349,997	52,621,462

[a] The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

[b] The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of

the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2024	15,938,793	30,447,865	—	6,534,768	—	—	52,921,426
2023	3,169,434	(895,482)	—	2,822,702	—	—	5,096,654
2022	6,959,607	(6,392,606)	—	910,972	—	—	1,477,973
2021	27,291,422	20,360,204	—	979,830	—	—	48,631,456

(c) The pension benefit adjustments for each applicable year reflect the service cost for services rendered during the year.

(4) This figure is the average of the total compensation paid to our NEOs other than our PEO in each listed year, as shown in our Summary Compensation Table for such listed year. The names of the non-PEO NEOs in each year are listed in the table below.

Year	Non-PEO NEOs
2024	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2023	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2022	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2021	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills, Richard K. Reece

(5) This figure is the average of compensation actually paid for our NEOs other than our PEO in each listed year. Compensation actually paid does not mean that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of Summary Compensation Table total compensation under the methodology prescribed under the SEC's rules as shown in the table below, with the indicated figures showing an average of such figure for all NEOs other than our PEO in each listed year.

Year	Average Reported Summary Compensation Table Total for NEOs ($)	Average Reported Value of Equity Awards ($)(a)	Average Equity Award Adjustments ($)(b)	Average Reported Change in Pension Value ($)	Pension Benefit Adjustments ($)(c)	Average Compensation Actually Paid to NEOs ($)
2024	2,768,321	(1,335,319)	5,245,332	(240,307)	193,101	6,631,128
2023	2,567,942	(1,321,320)	827,418	(129,789)	196,447	2,140,698
2022	2,071,282	(1,100,104)	1,109,446	(59,414)	240,474	2,261,684
2021	2,161,603	(856,252)	3,321,196	(150,803)	384,331	4,860,075

(a) The average reported value of equity awards represents average of the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)
2024	2,968,366	2,272,093	—	4,873	—	—	5,245,332
2023	782,272	(27,500)	—	72,646	—	—	827,418
2022	1,311,812	(244,037)	—	41,671	—	—	1,109,446
2021	2,605,621	728,029	—	(12,455)	—	—	3,321,196

(c) The pension benefit adjustments for each applicable fiscal year consist of the average of the actuarially determined service cost for services rendered during the applicable year plus, to the extent applicable, the average of the prior service cost, calculated as the entire cost of benefits granted in a plan amendment or initiation during the applicable year attributable to services rendered during prior periods. For 2024, 2023, and 2022 the pension benefit adjustments consist only of service cost for services rendered during the applicable year. For 2021, the pension benefit adjustments consist of $170,096 of average service cost for services rendered during 2021 and $214,235 of average prior service cost.

(6) Total shareholder return is calculated by assuming that a $100 investment was made on the day immediately prior to the first fiscal year reported in the table and reinvesting all dividends until the last day of each reported fiscal year.

(7) The peer group used is the Dow Jones U.S. Electrical Components & Equipment Index, as used in the company's performance graph in our annual report. Total shareholder return is calculated by assuming that a $100 investment was made on the day immediately prior to the first fiscal year reported in the table and reinvesting all dividends until the last day of each reported fiscal year.

(8) The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements.

(9) In the Company's assessment ROIC is the financial performance measure that is the most important financial performance measure used by the company in fiscal 2024 to link compensation actually paid to performance. Adjusted ROIC is a non-GAAP financial measure. See *Appendix B* for a reconciliation of adjusted ROIC to the most directly comparable financial measure calculated in accordance with GAAP.

Tabular List of Performance Measures

The list below includes the financial performance measures that in our assessment represent the most important financial performance measures used to link compensation actually paid to our NEOs, for fiscal 2024, to Company performance.

Tabular List of Performance Measures
Adjusted ROIC
Net Sales
Adjusted Operating Profit
Free Cash Flow
rTSR

Description of Relationships Between Compensation Actually Paid and Performance

The following graphs provide a visual representation of the relationship between the compensation actually paid ("CAP") of our PEO and the average CAP of our non-PEO NEOs as it relates to each financial measure noted in the pay versus performance table above. The relationship between the Company (AYI) TSR and our peer group TSR is reflected in the first graph titled "AYI & Peer TSR vs. Compensation Actually Paid." Performance measure mix, timing of grants and outstanding vesting, share price volatility, and other factors impact CAP. Notably, PEO CAP for fiscal 2021 reflects the impact of two separate, one-time awards, both of which only would become exercisable after the Company's common stock reached and maintained a stock price target of either $225 or $275 for ten consecutive trading days. The stock price target of $225 was achieved during fiscal 2024.

AYI & PEER TSR VS. COMPENSATION ACTUALLY PAID



AYI NET INCOME VS. COMPENSATION ACTUALLY PAID



AYI ADJUSTED ROIC VS. COMPENSATION ACTUALLY PAID



Stockholder Proposal

<table>
<tr><td>ITEM 4:</td><td>DIRECTOR ELECTION RESIGNATION BYLAW</td></tr>
</table>

The Mid-America Carpenters Pension Fund, 12 East Erie Street, Chicago, Illinois 60611-2796, the beneficial owner for at least one year of at least 2,039 shares of Acuity Brands, Inc. common stock, submitted the proposal set forth below. Acuity is not responsible for the content of the stockholder proposal, which is printed below exactly as it was submitted.

Director Election Resignation Bylaw Proposal

Resolved: The shareholders of Acuity Brands, Inc. (the "Company") request that the Board adopt a new Director Election Resignation Bylaw ("Resignation Bylaw" or "Bylaw") provision to address those situations when one or more incumbent Board nominees fail to receive the required majority vote for re-election. The Resignation Bylaw shall provide that each director upon joining the Board tender an irrevocable conditional resignation conditioned on the director's failure to receive the required majority vote support in an uncontested election. The Bylaw shall provide that the resignation will be effective ninety days following the certification of the election vote.

Supporting Statement: Delaware corporate law provides that a director remains on the board until his or her successor is elected and qualified, or until he or she resigns or is removed from office. An incumbent director who fails to receive the required vote for election continues to serve as a "holdover director." Delaware corporate law was amended in 2006 to provide for director resignations conditioned on an incumbent director's failure to be re-elected under the majority vote standard that was broadly adopted in the market. The law provided that the resignation could be conditional and irrevocable and was designed to effectuate the majority vote election standard as incumbent directors in uncontested director elections could be unelected but continue to serve under the law.

The Company has in place a director resignation guideline that requires incumbent directors to tender an irrevocable resignation conditioned on their failure to be re-elected in an annual election. Rather than providing for the resignation to be effective on a date certain following the vote certification, the current guideline sets a process and timeline for Board members to determine whether to accept or reject the tendered resignation. This process affords the Board the opportunity to override the shareholder vote. The proposed Resignation Bylaw would establish a straightforward process for effectuating the election outcome determined by shareholders.

Shareholder voting rights to elect the corporate board of directors established under Delaware corporate law are foundational rights in the governance of corporations. The majority vote director election standard adopted by the Company gives shareholders voting rights that have legal effect. It is important that corporate director resignation guidelines and bylaws not undermine shareholder voting rights. The proposed Resignation Bylaw establishes shareholder voting in director elections as a more consequential governance right.

Statement in Opposition

This proposal requests that the Company adopt a director election resignation bylaw that requires each director to submit an irrevocable conditional resignation to the Company upon joining the Board, conditioned upon the director's failure to receive the required stockholder majority vote support in an uncontested election and effective automatically ninety days following the certification of the stockholder vote.

After careful consideration, the Board has determined that the action requested by the stockholder proposal is neither necessary nor in the best interests of the Company or our stockholders. The Board believes the existing director resignation policy contained in the Company's Corporate Governance Guidelines already provides meaningful consequences when a director fails to receive a majority vote and effectively addresses the underlying concerns of the proposal.

We currently have a director resignation policy that provides for an effective process for securing and acting on an irrevocable resignation offer from a director who fails to receive a majority stockholder vote.

The Board values the input of our stockholders and believes that it is essential for stockholders to have a critical role in the election of directors. All members of our Board are elected annually by our stockholders by a majority of the votes cast in an uncontested election, meaning that the number of votes cast "for" a director must exceed the number of votes cast "against" that director in order to elect the director to the Board.

If a director nominee in an uncontested election who is an incumbent director receives more votes "against" than votes "for" election, our director resignation policy set forth in our Corporate Governance Guidelines provides that he or she must promptly make an irrevocable resignation offer to the Board.

Our Governance Committee is required to consider the resignation and the appropriateness of such incumbent director's continued Board membership and recommend to our Board whether to accept or reject such resignation, or whether to take other action that the Governance Committee believes to be in the best interests of the Company and its stockholders. The independent members of the Board must take action on the Governance Committee's recommendation within ninety days following the certification of the stockholder vote.

In deciding the action to be taken with respect to any resignation offer, the policy provides that the independent members of the Governance Committee will consider all relevant factors, including, but not limited to:

- any stated reasons why stockholders voted against such director;
- any alternatives for curing the underlying cause of the "against votes";
- the director's tenure;
- the director's qualifications;
- the director's past and expected future contributions to the Company; and
- the overall composition of the Board, including whether accepting the resignation offer would cause the Company to fail to meet any applicable Securities and Exchange Commission requirements, New York Stock Exchange requirements or other legal requirements.

Our policy allows the Board to consider whether accepting the resignation offer would cause the Company to be in violation of its constituent documents or fail to meet any applicable regulatory or contractual requirements or impair the effective functioning of the Board due to the sudden loss of a unique qualification or expertise.

Our policy also requires public disclosure of our Board's decision regarding the tendered resignation and, if the Board's decision is to not accept the resignation, an explanation of its reasons for not accepting the resignation.

Accordingly, the Company's current policy already provides for an irrevocable resignation offer from a director who fails to receive a majority vote and ensures that the Governance Committee and the Board act in a timely and transparent manner in response to that resignation offer, while providing appropriate flexibility for the Governance Committee and the Board to consider the resignation offer in the broader context to arrive at a decision that is in the best interests of the Company and its stockholders.

A policy that requires automatic resignations of directors who do not receive majority support to be automatically effective may have unintended consequences and presents the risk of losing a director who provides valuable skills and insights to the Company at a critical time. In this regard, it could also leave vacancies in important board seats. Rather than making resignations automatically effective, the Board believes it is important to be able to accept or reject such resignation after thoughtful deliberation and taking into account any factors or information it believes are appropriate and relevant, not all of which may be known to our stockholders. These factors also include any alternatives to address and cure the underlying reasons reasonably believed to have resulted in the director's failure to receive the necessary votes for re-election.

Our current director resignation policy provides a balanced approach that ensures our Board has appropriate discretion to act in the best interests of our Company and our stockholders to either accept a director's resignation or take any other action it deems necessary to address the concerns that led to the election results for that incumbent director.

The Company's existing governance practices and policies already ensure that our Board is fully accountable to our stockholders.

For instance, these governance features include:

- annual election of directors;
- majority voting for director nominees in uncontested elections;
- Independent Lead Director;

- independent Board, other than our CEO;

- continued refreshment of our Board membership, the leadership of each of our standing committees, and the membership of our standing committees, including focused succession planning for each of the five new independent directors added from fiscal 2020 – fiscal 2024;

- proxy access bylaw, allowing eligible long-term stockholders holding 3% or more of our outstanding common stock to include nominations for directors in the Company's proxy statement;

- no stockholder rights plan or "poison pill";

- special meeting rights, allowing stockholders owning shares of at least 20% of our outstanding common stock to call a special meeting of stockholders; and

- no supermajority vote requirements in our Certificate of Incorporation or Bylaws.

In addition, we prioritize ongoing engagement and dialogue with our stockholders and have a robust and active year-round engagement philosophy. We regularly engage with stockholders on a wide range of topics, including on governance priorities such as Board composition, refreshment, leadership and oversight, and the insights gained from these engagements help the Board remain responsive to stockholder interests.

The proposal is unnecessary in light of the extensive governance practices and policies we have adopted in order to ensure that our Board is fully accountable to our stockholders.

For the foregoing reasons, the Board unanimously recommends that you vote AGAINST this stockholder proposal.

 **The Board recommends that you vote AGAINST the stockholder proposal, if properly presented at the Annual Meeting.**

Stock Ownership

Equity Compensation Plans

The following table provides information as of August 31, 2024 about equity awards under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by the security holders[1]	1,449,833 [2]	$ 130.74 [3]	1,722,455 [4]
Equity compensation plans not approved by the security holders	NA	NA	NA
Total	1,449,833		1,722,455

[1] Includes the Omnibus Incentive Plan that was approved by our stockholders on January 5, 2022, the Employee Stock Purchase Plan, amended and restated effective March 1, 2006, that was approved by our sole stockholder in November 2001, the 2006 Nonemployee Directors' Deferred Compensation Plan (the "2006 NEDC") that was approved by our sole stockholder in November 2001, and the 2011 Nonemployee Director's Deferred Compensation Plan (the "2011 NEDC") that was approved by our stockholders in January 2012.

[2] Includes 939,424 stock options, 308,897 RSUs, 159,266 PSUs (at target), and 42,246 deferred stock units.

[3] Represents the weighted-average exercise price of outstanding stock options noted in footnote 2.

[4] Represents the number of shares available for future issuance under stockholder approved equity compensation plans, including, 739,315 shares available for grant without further stockholder approval under the Omnibus Incentive Plan and 983,140 shares available for issuance under the Employee Stock Purchase Plan. No further awards may be granted under the 2006 NEDC or the 2011 NEDC. The shares previously available for issuance under the 2011 NEDC were transferred to the Omnibus Incentive Plan upon stockholder approval of that plan on January 5, 2022, as noted above.

Beneficial Ownership of the Company's Securities

The following table shows information as of November 25, 2024 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of the Company's common stock by (i) each director and nominee for director, (ii) each NEO identified in this Proxy Statement, (iii) all current directors and executive officers as a group, and (iv) each person known to the Company to beneficially own more than five percent of the outstanding shares of the Company's common stock based solely on a review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. None of our executive officers or non-employee directors hold any of our stock subject to pledge. Unless otherwise noted, the address of each beneficial owner listed in the table is: c/o Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1][2][3]	Percent of Common Stock Outstanding[4]	Stock Units Held in Company Plans[5]
Neil M. Ashe	806,575	2.5%	84,761
Marcia J. Avedon, Ph.D.	—	*	2,114
W. Patrick Battle	3,238	*	8,991
Michael J. Bender	—	*	1,869
G. Douglas Dillard, Jr.	10,796	*	7,321
Barry R. Goldman	11,651	*	12,978
James H. Hance, Jr.	17,538	*	182
Karen J. Holcom	21,495	*	22,057
Maya Leibman	1,257	*	3,996
Dianne S. Mills	8,058	*	12,978
Laura G. O'Shaughnessy	2,111	*	5,025
Mark J. Sachleben	112	*	4,108
Mary A. Winston	4,027	*	4,640
All directors and executive officers as a group (13 persons)	886,858	2.8%	171,020
FMR LLC[6]	2,703,124	8.7%	NA
The Vanguard Group[7]	3,180,326	10.3%	NA
BlackRock, Inc.[8]	3,290,171	10.6%	NA

* Represents less than 1% of our common stock.

[1] Subject to applicable community property laws, and except as otherwise indicated, shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee, or trustee for the beneficial owner's account. Also, except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to all shares shown.

[2] Includes shares that may be acquired within 60 days of the Table Date upon the exercise of stock options, as follows: Mr. Ashe, 777,200 shares; Ms. Holcom, 3,022 shares; Mr. Goldman, 7,012 shares; and all executive officers as a group, 787,234 shares.

[3] Includes time-vesting RSAs granted under our Omnibus Incentive Plan, portions of which vest in January 2025. The directors have sole voting power over their RSA shares. RSA shares are included for Mr. Hance, 681 shares.

[4] Based on 30,981,785 shares of the Company's common stock issued and outstanding as of the Table Date; does not include the stock units reported in the column titled "Stock Units Held in Company Plans."

[5] Includes stock units held by non-employee directors in the 2006 NEDC and 2011 NEDC, DSUs held in the Omnibus Incentive Plan as shown for each director, and RSUs and PSUs (at target) as shown for the NEOs. The Company's Stock Ownership Guidelines track stock units, DSUs, RSUs, PSUs (for which performance objectives have been satisfied), and vested stock options that are in-the-money for purposes of compliance with such guidelines.

[6] This information is based on a Schedule 13G/A filed with the SEC by (a) FMR LLC and (b) Abigail P. Johnson, director, chairman and CEO of FMR LLC, each with principal business office at 245 Summer Street, Boston, Massachusetts 02210 on November 12, 2024, containing information as of November 8, 2024, in which the reporting persons report sole voting power with respect to 2,530,061 shares and sole dispositive power with respect to 2,703,124 shares.

[7] This information is based on a Schedule 13G/A filed with the SEC by The Vanguard Group, 100 Vanguard Blvd., Malvern, Pennsylvania 19355, on February 13, 2024, containing information as of December 29, 2023, in which the reporting person reports shared voting power with respect to 11,126 shares, sole dispositive power with respect to 3,135,626 shares, and shared dispositive power with respect to 44,700 shares.

[8] This information is based on a Schedule 13G/A filed with the SEC by BlackRock, Inc., 50 Hudson Yards, New York, New York 10001, on June 7, 2024, containing information as of May 31, 2024, in which the reporting person reports sole voting power with respect to 3,079,643 shares and sole dispositive power with respect to 3,290,171 shares.

Certain Relationships and Related Person Transactions

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Generally, our executive officers are elected annually and serve at the pleasure of the Board.

We have transactions in the ordinary course of business with unaffiliated corporations and institutions, or their subsidiaries, for which certain of our non-employee directors serve as directors. None of our directors serve as executive officers of those companies. Management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

With respect to those companies having common non-employee directors with us, management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

Under our Code of Ethics and Business Conduct, all transactions involving a conflict of interest, including related party transactions, are generally prohibited. The Code of Ethics and Business Conduct requires directors and associates to disclose in writing any beneficial interest they may have in any firm seeking to do business with us or any relationship with any person who might benefit from such a transaction. In certain limited circumstances, our Governance Committee may grant a written waiver for certain activities, relationships, or situations that would otherwise violate the Code of Ethics and Business Conduct, after the director or associate has disclosed in writing to the Governance Committee all relevant facts and information concerning the matter.

Under our Corporate Governance Guidelines and Governance Committee Charter, the Governance Committee annually reviews the qualifications of directors, including any other public company boards on which each director serves. Directors must advise the Board Chair prior to accepting membership on any other public company board. In addition, our Related Person Transaction Policy requires the advance review and approval by the Audit Committee of any proposed related person transaction and sets forth procedures and outlines factors to be considered in such instance, which include, among other factors:

- whether the transaction is on terms no less favorable to Acuity than terms generally available to it from an unaffiliated third-party under the same or similar circumstances;
- the extent of the related person's interest in the transaction;
- whether the transaction would lead to any conflicts of interest;
- whether the transaction is inconsistent with the interests of Acuity and its stockholders;
- whether the transaction would impair the independence of an outside director; and
- the business reasons for Acuity to enter into the transaction.

Management also follows additional written procedures to identify related person transactions. These procedures are carried out annually at the direction of the Governance Committee in connection with evaluating directors and director nominees.

Additional quarterly procedures are also completed to affirm no changes to annual representations. As part of these quarterly procedures, we request that each director and executive officer verify and update the following information:

- a list of immediate family members;
- a list of entities where the director or executive officer is an associate, director, or executive officer;
- each entity where an immediate family member of a director or executive officer is an executive officer;
- each entity in which the director or executive officer or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest; and
- each charitable or non-profit organization where the director or executive officer or an immediate family member is an associate, executive officer, director, or trustee.

We compile a list of all such persons and entities. The list is reviewed and updated and then distributed within the Company to identify potential transactions through comparison to ongoing transactions along with payment and receipt information. Transactions are compiled for each person and entity and then reviewed for relevancy. Any relevant information identified is presented to the appropriate governing body for review and/or action.

Transactions with Related Persons

Sarah Ashe, daughter of Mr. Ashe, Chairman, President, and Chief Executive Officer, became an employee of the Company during fiscal 2024 and is currently serving as Corporate Development & Strategy Associate. Ms. Ashe was selected to serve in this role based on her qualifications and experience. In fiscal 2024, Ms. Ashe received compensation and benefits that the Company believes are consistent with market rates for the role and based on employment terms that are no less favorable to the Company than it would generally use for an unaffiliated third-party, including base salary at a rate of $125,000 per year, a bonus of approximately $35,200 attributed to fiscal 2024 performance, and retirement, health, and wellness benefits of approximately $1,180. Pursuant to the Company's Related Person Transactions Policy, our Audit Committee has approved Ms. Ashe's employment and the terms of her employment and will review the terms of Ms. Ashe's employment on an annual basis to consider whether it continues to be appropriate under the Related Person Transactions Policy. Mr. Ashe is not a member of the Audit Committee and recuses himself from consideration of such matter.

Questions Relating to this Proxy Statement

Information about our Virtual Annual Meeting

Our Annual Meeting will be held in a virtual format only via the Internet. There will be no physical meeting location for stockholders to attend. We believe a virtual meeting allows broader access by our stockholders and other interested parties and have taken steps to ensure that stockholders will have the same rights and opportunities to participate as they would have had at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically, and submit questions before and during the virtual Annual Meeting. The recording of the virtual Annual Meeting, including the question and answer session, will be available at **www.virtualshareholdermeeting.com/AYI2025** for twelve months after the date of this Annual Meeting.

How do I attend the virtual Annual Meeting?

To participate in the virtual Annual Meeting, visit **www.virtualshareholdermeeting.com/AYI2025** on January 22, 2025 and enter your 16-digit control number included on your proxy card, your Notice of Internet Availability, or the instructions included with your proxy materials. The meeting will begin promptly at 1:00 p.m. ET on January 22, 2025. Online access will begin fifteen (15) minutes prior to the start of the meeting. If you are unable to locate your 16-digit control number, you will be able to login as a guest. However, if you login as a guest, you will not be able to vote your shares or ask questions during the meeting.

The virtual meeting platform is supported across most Internet browsers and devices (desktop computers, laptop computers, tablets, and smart phones) running updated versions of applicable software and plugins. Stockholders should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Stockholders should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

Can I ask a question at the virtual Annual Meeting?

Yes, you will be able to submit questions electronically during the Annual Meeting by using the "Ask a Question" field during the webcast if you have logged in using your control number on your proxy card or Notice of Internet Availability. After entering your 16-digit control number, you may also submit a question prior to the meeting on the voting website at **www.proxyvote.com** by selecting the "Question for Management" field.

During the live question and answer session of the meeting, members of our executive leadership team will answer questions as they come in, as time permits. To ensure the meeting is conducted in a manner that is fair to all stockholders, the Chair of the meeting (or such other person designated by our Board), may exercise broad discretion in recognizing stockholders who wish to participate, the order in which questions are asked, and the amount of time devoted to any one question. However, we reserve the right to edit or reject questions we deem profane or otherwise inappropriate. During the meeting, details for submitting written questions will be available at **www.virtualshareholdermeeting.com/AYI2025**.

What do I do if I have technical difficulties during the virtual Annual Meeting?

If you have any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting login page.

Other Questions

What is a proxy?

It is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for this Annual Meeting. These officers are Neil M. Ashe and Karen J. Holcom.

What is a proxy statement?

It is a document that SEC regulations require us to provide to you when we ask you to vote over the Internet, by telephone, or (if you received a proxy card by mail) by signing and returning a proxy card designating Neil M. Ashe and Karen J. Holcom as proxies to vote on your behalf.

Who is soliciting proxies in connection with this Proxy Statement?

The Board is furnishing this information in connection with the solicitation of proxies for the Annual Meeting of stockholders to be held on January 22, 2025.

Who is entitled to vote at the meeting?

Only owners of shares of common stock of the Company at the close of business on November 25, 2024, the record date, are entitled to vote at the meeting, or at any adjournments or postponements of the meeting. Each owner on the record date is entitled to one vote for each share of common stock held. There were 30,981,785 shares of common stock issued and outstanding on the record date.

What is the record date and what does it mean?

November 25, 2024 is the record date for this Annual Meeting. The record date is established by the Board as required by Delaware law. Owners of record of our common stock at the close of business on the record date are entitled to receive notice of the meeting and vote at the meeting and any adjournments or postponements of the meeting.

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a printed set of proxy materials?

Pursuant to rules adopted by the SEC, we are permitted to furnish our proxy materials over the Internet to our stockholders by delivering a Notice of Internet Availability of Proxy Materials in the mail. Unless requested, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you how to access and review the Proxy Statement and Annual Report over the Internet at www.proxyvote.com. The Notice of Internet Availability of Proxy Materials also instructs you how you may submit your proxy over the Internet, or how you can request a full set of proxy materials, including a proxy card to return by mail. If you received a Notice of Internet Availability of Proxy Materials in the mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials provided in the Notice of Internet Availability of Proxy Materials.

What is the difference between a stockholder of record and a stockholder who holds stock in street name?

If your shares are registered in your name with our transfer agent, Computershare, you are a stockholder of record. If your shares are held in the name of your broker, bank, trustee, or other nominee, your shares are held in street name. If you hold your shares in street name, you will have the opportunity to instruct your broker, bank, trustee, or other nominee as to how to vote your shares. Street name stockholders may only vote in person if they have a legal proxy as discussed in detail below.

How do I vote as a stockholder of record?

As a stockholder of record, you may vote by one of the four methods described below:

By the Internet. You may give your voting instructions by the Internet as described in the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The Internet voting procedure is designed to verify the voting authority of stockholders. You will be able to vote your shares by the Internet and confirm that your vote has been properly recorded. Please see the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive for specific instructions.

By Telephone. You may give your voting instructions by calling 1-800-690-6903. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The telephone voting procedure is designed to verify the voting authority of stockholders. The procedure allows you to vote your shares and to confirm that your vote has been properly recorded. Please see your proxy card (if you received a proxy card) for specific instructions.

By Mail. You may sign and date your proxy card (if you received a proxy card) and mail it in the prepaid and addressed envelope enclosed therewith.

During the Meeting. You may vote electronically during the Annual Meeting.

How do I vote as a street name stockholder?

If your shares are held through a broker, bank, trustee, or other nominee, you will receive a request for voting instructions with respect to your shares of our common stock from the broker, bank, trustee, or other nominee. You should respond to the request for voting instructions in the manner specified by the broker, bank, trustee, or other nominee. If you have questions about voting your shares, you should contact your broker, bank, trustee, or other nominee.

If you hold your shares through a broker, bank, trustee, or other nominee and you wish to vote electronically during the meeting, you will need to obtain a legal proxy. You must request a legal proxy through your broker, bank, trustee, or other nominee. Please note that if you request a legal proxy, any proxy with respect to your shares of our common stock previously executed by your broker, bank, trustee, or other nominee will be revoked and your vote will not be counted unless you participate in the meeting and vote electronically or legally appoint another proxy to vote on your behalf.

What if I change my mind after I return my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- voting again by the Internet or by telephone prior to 11:59 p.m. ET on January 21, 2025;
- giving written notice to our Corporate Secretary that you wish to revoke your proxy and change your vote; or
- voting electronically during the Annual Meeting after entering your 16-digit control number.

What is a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person (virtually) or represented by proxy, is necessary to constitute a quorum. The election inspector appointed for the meeting will tabulate votes cast by proxy and in person (virtually) at the meeting and determine the presence of a quorum.

Will my shares be voted if I do not vote by the Internet, vote by telephone, sign and return a proxy card, or vote electronically during the Annual Meeting?

If you are a stockholder of record and you do not vote by the Internet, vote by telephone, sign and return a proxy card, or participate in the Annual Meeting and vote electronically, your shares will not be voted and will not count in deciding the matters presented for stockholder consideration in this Proxy Statement.

If your shares are held in street name through a bank or broker and you do not provide voting instructions before the Annual Meeting, your bank or broker may vote your shares on your behalf under certain circumstances. Brokerage firms have the authority under certain rules to vote shares for which their customers do not provide voting instructions on "routine" matters.

The ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter under these rules. Therefore, brokerage firms are allowed to vote their customers' shares on this matter if the customers do not provide voting instructions. If your brokerage firm votes your shares on this matter because you do not provide voting instructions, your shares will be counted for purposes of establishing a quorum to conduct business at the meeting and in determining the number of shares voted for or against each routine matter.

When a matter is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that matter, the brokerage firm cannot vote the shares on that matter. This is called a "broker non-vote." Only the ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter. The other matters are not considered routine matters.

We encourage you to provide instructions to your brokerage firm by voting your proxy. This action ensures your shares will be voted at the meeting in accordance with your wishes.

What vote is required for each proposal and how are abstentions and broker non-votes counted?

The shares of a stockholder whose proxy on any or all proposals is marked as "abstain" will be included in the number of shares present at the Annual Meeting for the purpose of establishing the presence of a quorum. As described above, broker non-votes will be counted for purposes of establishing a quorum.

The following table summarizes the voting requirement for each of the proposals under our Bylaws and the effect of abstentions and broker non-votes on each proposal:

Proposal Number	Item	Votes Required for Approval	Abstentions	Broker Non-Votes	Board Voting Recommendation
1	Election of nine directors	Majority of votes cast[1]	Not counted	Not counted	**FOR** each director nominee
2	Ratification of the appointment of our independent registered public accounting firm for fiscal 2025	Majority of votes cast[2]	Not counted	Discretionary vote	**FOR**
3	Advisory vote to approve named executive officer compensation	Majority of votes cast[2]	Not counted	Not counted	**FOR**
4	Stockholder proposal regarding a director election resignation bylaw	Majority of votes cast[2]	Not counted	Not counted	**AGAINST**

[1] According to our Bylaws, in uncontested director elections, each director shall be elected by the affirmative vote of a majority of the votes cast, where the "affirmative vote of a majority of votes cast" means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director.

[2] According to our Bylaws, except as otherwise required by law, all matters other than the election of directors shall be determined by a majority of the votes cast affirmatively or negatively.

Proxies that are properly executed and delivered, and not revoked, will be voted as specified on the proxy card. If you properly execute and deliver a proxy card or vote your shares via the Internet, but do not provide voting instructions, your shares will be voted as listed in the "Board Voting Recommendation" column in the table above.

How are proxies solicited and what is the cost?

We will bear all expenses incurred in connection with the solicitation of proxies. We have also engaged Innisfree M&A Incorporated to assist us in connection with the solicitation of proxies for this Annual Meeting for a fee of approximately $25,000 plus reasonable expenses. Our directors, officers, and associates may solicit proxies by mail, telephone, and personal contact. They will not receive any additional compensation for these activities. We will reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of common stock.

> **Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 22, 2025. The Proxy Statement and Annual Report on Form 10-K are available at _www.proxyvote.com_**

Other Matters

We know of no other business to be transacted, but if any other matters do come before the meeting, the persons named as proxies in the accompanying proxy, or their substitutes, will vote or act with respect to them in accordance with their best judgment.

Next Annual Meeting – Stockholder Proposals and Director Nominations

Proposals to Be Included in Next Year's Proxy Statement

If you wish to have a proposal considered for inclusion in our proxy solicitation materials for our next annual meeting of stockholders (expected to be held in January 2026) pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8"), the proposal must comply with the SEC's proxy rules, be stated in writing, and be submitted on or before August 14, 2025 (120 days prior to the first anniversary of the mailing of this Proxy Statement). All such proposals should be sent by certified mail, return receipt requested.

Other Stockholder Proposals and Nominations

Article I, Section 1 of our Bylaws establishes an advance notice procedure for stockholder proposals to be brought before any annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting. Subject to any other applicable requirements, including, without limitation, Rule 14a-8, nominations of persons for election to the Board and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders by any stockholder of record who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting, and who has complied with our notice procedures and, if applicable, the universal proxy rules of the SEC, including Rule 14a-19 under the Exchange Act.

Assuming that our next annual meeting of stockholders is held within 30 days before or after the anniversary of this Annual Meeting, a stockholder's notice of intention to introduce a nomination or to propose an item of business at our 2025 annual meeting must be delivered to our Corporate Secretary at our principal executive offices not less than 90 or more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders, or between September 24, 2025 and October 24, 2025.

Proxy Access Director Nominations

Article I, Section 9 of our Bylaws establishes procedures for nominations by eligible stockholders of candidates for election as directors at an annual meeting and to have those nominees included in our proxy materials. Assuming that our 2025 annual meeting is held within 30 days before or after the anniversary of this 2024 Annual Meeting, a stockholder's notice of a proxy access nomination must be delivered to our Corporate Secretary at our principal executive offices not less than 120 days or more than 150 days prior to the anniversary of the date on which we first mailed the proxy materials for this 2024 Annual Meeting, or between July 15, 2025 and August 14, 2025. All nominating stockholders and stockholder nominees must comply with the provisions of our Bylaws.

Householding

We have adopted a procedure approved by the SEC called "householding" under which multiple stockholders who share the same last name and address and do not participate in electronic delivery will receive only one copy of the proxy materials, including our Annual Report on Form 10-K, or one Notice of Internet Availability of Proxy Materials unless we receive contrary instructions from one or more of the stockholders. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309, (404) 853-1400, and we will promptly deliver the requested

materials. You also may request additional copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials by notifying us in writing or by telephone at the same address or telephone number.

General Information

All notices for stockholder proposals and nominations made pursuant to our Bylaws must comply with the applicable provisions of our Bylaws. The preceding are summaries of the applicable provisions of our Bylaws and are qualified in its entirety by reference to those Bylaws, which are available on our website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents*.

Notices must be in writing and sent to us at our principal executive offices at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309, Attention: Corporate Secretary.

Forward-Looking Information

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, but are not limited to, statements that describe or relate to the Company's plans, initiatives, projections, vision, goals, targets, commitments, expectations, objectives, prospects, strategies, or financial outlook, and the assumptions underlying or relating thereto. In some cases, we may use words such as "expect," "believe," "intend," "anticipate," "estimate," "forecast," "indicate," "project," "predict," "plan," "may," "will," "could," "should," "would," "potential," and words of similar meaning, as well as other words or expressions referencing future events, conditions, or circumstances, to identify forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on our current beliefs, expectations, and assumptions, which may not prove to be accurate, and are subject to known and unknown risks and uncertainties, assumptions, and other important factors, many of which are outside of our control and any of which could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties are discussed in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 10-K (including, but not limited to, the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations"), quarterly reports on Form 10-Q, and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. This Proxy Statement is not comprehensive, and for that reason, should be read in conjunction with such filings. You are cautioned not to place undue reliance on any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events, whether as a result of new information, future events, or otherwise.

Links to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, the EarthLIGHT report, or any other information on the Company's website that we may refer to herein, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the SEC.

Trademarks

All trademarks referenced in this Proxy Statement are property of their respective owners.

Appendix A: Reported Performance Metrics

Reconciliation of U.S. Generally Accepted Accounting Principles ("GAAP") to Non-U.S. GAAP Financial Measures and Methodology for Calculating Non-U.S. GAAP Financial Measures

	Year Ended August 31,		
(In millions, except per share data)	**2024**	**2023**	**2022**
Net Sales	$ 3,841.0	$ 3,952.2	$ 4,006.1
Operating profit (GAAP)	$ 553.3	$ 473.4	$ 509.7
Percent of net sales	14.4%	12.0%	12.7%
Add-back: Amortization of acquired intangible assets	39.7	42.1	41.0
Add-back: Share-based payment expense	46.6	42.0	37.4
Add-back: Supplier recovery charge	—	13.0	—
Add-back: Special charges[1]	—	26.9	—
Adjusted operating profit (non-GAAP)	$ 639.6	$ 597.4	$ 588.1
Percent of net sales	16.7%	15.1%	14.7%
Net income (GAAP)	$ 422.6	$ 346.0	$ 384.0
Add-back: Amortization of acquired intangible assets	39.7	42.1	41.0
Add-back: Share-based payment expense	46.6	42.0	37.4
Add-back: Supplier recovery charge	—	13.0	—
Add-back: Loss on sale of a business	—	11.2	—
Add-back: Special charges[1]	—	26.9	—
Add-back: Impairments of investments	—	2.5	—
Total pre-tax adjustments to net income	86.3	137.7	78.4
Income tax effect	(19.8)	(31.7)	(18.0)
Adjusted net income (non-GAAP)	$ 489.1	$ 452.0	$ 444.4
Diluted earnings per share (GAAP)	$ 13.44	$ 10.76	$ 11.08
Adjusted diluted earnings per share (non-GAAP)[2]	$ 15.56	$ 14.05	$ 12.83

[1] Special charges in 2023 include $14.0 million in trade name impairment charges and $12.9 million in severance costs and other charges associated with the disposal of a business and our ongoing transformation efforts.

[2] Adjusted diluted earnings per share is equal to adjusted net income divided by Diluted weighted average number of shares outstanding on the Condensed Consolidated Statements of Comprehensive Income.

	Year Ended August 31,		
(In millions)	**2024**	**2023**	**2022**
Net cash provided by operating activities (GAAP)	$ 619.2	$ 578.1	$ 316.3
Less: Purchases of property, plant, and equipment	(64.0)	(66.7)	(56.5)
Free cash flow (non-GAAP)	$ 555.2	$ 511.4	$ 259.8

Appendix B: Compensation Performance Metrics

Reconciliation of U.S. Generally Accepted Accounting Principles ("GAAP") to Non-U.S. GAAP Financial Measures and Methodology for Calculating Non-U.S. GAAP Financial Measures

We use various non-GAAP financial measures to evaluate the performance of our management team, including the NEOs. For the assessment of the performance of management, the Board believes certain non-GAAP measures better reflect the operational performance of the business. The Board also believes that in order to drive the desired management performance, the calculation of Adjusted operating profit (non-GAAP) as a management performance metric should not include certain adjustments that are included in our reported results, as further described in footnote 2 below.

The following are reconciliations of GAAP measures to non-GAAP measures. Additionally, we have provided definitions and calculations for certain financial measures that do not have an equivalent GAAP financial measure.

Reconciliation of U.S. GAAP Financial Measures to Non-U.S. GAAP Financial Measures

Fiscal years ($ millions)	2024	2023	2022
Net Sales	$3,481.0	$3,952.2	$4,006.1
Operating profit (GAAP)	553.3	473.4	509.7
Add-back: Employee severance and relocation costs[1]	—	12.9	—
Adjusted operating profit (non-GAAP)[2]	$ 553.3	$ 486.3	$ 509.7
Operating profit margin (GAAP)	15.9%	12.0%	12.7%
Adjusted operating profit margin (non-GAAP)	15.9%	12.3%	12.7%

[1] Employee severance and relocation costs relate primarily to efforts to streamline the organization.

[2] Adjusted operating profit used for calculation of performance measures differs from the same measures used in our reported results, as our performance measures do not add back amortization of acquired intangible assets, share-based payment expense, impairment charges and acquisition-related items.

Fiscal years ($ millions)	2024	2023	2022
Net cash provided by operating activities (GAAP)	$ 619.2	$ 578.1	$ 578.1
Less: Purchase of property, plant, and equipment	(64.0)	(66.7)	(66.7)
Free cash flow (non-GAAP)	$ 555.2	$ 511.4	$ 511.4

Adjusted Return on Invested Capital (adjusted ROIC) equals Adjusted net operating profit after taxes (NOPAT) divided by Average capital. Average capital equals Total debt plus Total stockholders' equity less excess cash (>$100 million) (average of five quarters).

Weighted Average Cost of Capital (WACC) is calculated utilizing the methodology of the Capital Asset Pricing Model (average of five quarters).

Fiscal Years ($ millions)		2024	2023	2022
Income before income taxes (GAAP)		$ 548.6	$ 446.7	$ 493.9
Add back: Interest, net		(4.5)	18.9	24.9
Add-back: Acquisition or divestiture-related items[1]		—	11.2	—
Add-back: Employee severance and other costs[2]		—	12.9	—
Less: Impairments of investments		—	—	—
Adjusted net operating profit before taxes		544.1	489.7	518.8
Less: Taxes		(125.0)	(109.7)	(115.5)
Adjusted net operating profit after taxes (non-GAAP)	(a)	$ 419.1	$ 380.0	$ 403.3
Average stockholders' equity[3]		$ 2,172.5	$ 1,949.6	$ 2,010.4
Plus: Debt[3]		495.9	498.9	522.7
Less: Excess cash[4]		(507.0)	(220.7)	(302.5)
Average capital (non-GAAP)	(b)	$ 2,161.4	$ 2,227.8	$ 2,230.6
Adjusted ROIC (non-GAAP)	(a)/(b)	19.4%	17.1%	18.1%
WACC (non-GAAP)	(c)	10.9%	10.5%	9.4%
Performance metric percentage points (non-GAAP)	(a)/(b)-(c)	8.5	6.6	8.7

[1] Acquisition or divestiture-related items include a loss on the disposal of a business in fiscal 2023.

[2] Charges in fiscal 2023 relate to employee severance costs and impairments of operating lease right of use assets associated with streamlining activities.

[3] For each respective fiscal year end, the amounts represent the rolling five-quarter average of our reported stockholders' equity (GAAP) and our reported Debt (GAAP).

[4] For each respective fiscal year end, the amounts represent cash balances in excess of $100 million for the rolling five-quarter average.



ACUITY BRANDS, INC.
1170 Peachtree Street, N.E.
Suite 1200
Atlanta, Georgia 30309

FORM 10-K

Fiscal Year Ended August 31, 2024



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2024.

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

ACUITY BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-16583	58-2632672
(State or other jurisdiction of incorporation or organization)	*(Commission File Number)*	*(I.R.S. Employer Identification Number)*

1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309
(Address of principal executive offices)

(404) 853-1400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common stock, $0.01 par value per share	AYI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated Filer	☐	Non-accelerated Filer	☐
Smaller Reporting Company	☐	Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

Based on the closing price of the Registrant's common stock of $251.24 as quoted on the New York Stock Exchange on February 29, 2024, the aggregate market value of the voting stock held by non-affiliates of the registrant was $7.6 billion.

The number of shares outstanding of the registrant's common stock, $0.01 par value, was 30,863,344 shares as of October 23, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Location in Form 10-K	Incorporated Document
Part II, Item 5; Part III, Items 10, 11, 12, 13, and 14	Proxy Statement for 2025 Annual Meeting of Stockholders

ACUITY BRANDS, INC.

Table of Contents

Item 1.   *Business.*

Overview

Acuity Brands, Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) is a market-leading industrial technology company. We use technology to solve problems in spaces and light. Through our two business segments, Acuity Brands Lighting and Lighting Controls ("ABL") and the Intelligent Spaces Group ("ISG"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications.

ABL Segment

Our ABL strategy is to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and how we operate the business, and drive productivity. ABL's portfolio of lighting solutions includes commercial, architectural, and specialty lighting in addition to lighting controls and components that can be combined to create integrated lighting controls systems. We offer devices such as luminaires that predominantly utilize light emitting diode ("LED") technology designed to optimize energy efficiency and comfort for various indoor and outdoor applications. ABL's portfolio of products includes but is not limited to the following brands: A-Light™, Aculux™, American Electric Lighting®, Cyclone™, Dark to Light®, eldoLED®, Eureka®, Gotham®, Healthcare Lighting®, Holophane®, Hydrel®, IOTA®, Juno®, Lithonia Lighting®, Luminaire LED™, Luminis®, Mark Architectural Lighting™, nLight®, OPTOTRONIC®, Peerless®, RELOC® Wiring Solutions, and SensorSwitch™.

Principal customers of ABL include electrical distributors, retail home improvement centers, electric utilities, corporate accounts, original equipment manufacturer ("OEM") customers, digital retailers, lighting showrooms, and energy service companies. Our customers are located in North America and select international markets that serve new construction, renovation and retrofit, and maintenance and repair applications. ABL's lighting and lighting controls solutions are sold primarily through a network of independent sales agencies that cover specific geographic areas and market channels, by internal sales representatives, through consumer retail channels, directly to large corporate accounts, and directly to OEM customers. Products are delivered primarily through a network of distribution centers as well as directly from our manufacturing facilities using both common carriers and an internally-managed truck fleet.

ISG Segment

Our ISG strategy is to make spaces smarter, safer, and greener by connecting the edge to the cloud. ISG offers building management solutions and building management software. Our building management solutions include products for controlling heating, ventilation, air conditioning ("HVAC"), lighting, shades, refrigeration, and building access that deliver end-to-end optimization of those building systems. Our intelligent building management software enhances the occupant experience, improves building system management, and automates labor intensive tasks while delivering operational energy efficiency and cost reductions. Through a connected and converged building system architecture, our software delivers different applications, allows clients to upgrade over time with natural refresh cycles, and deploys new capabilities. Customers of ISG primarily include system integrators as well as retail stores, airports, and enterprise campuses throughout North America and select international locations. ISG products and solutions are marketed under multiple brand names, including but not limited to, Atrius® and Distech Controls®.

Marketing

We market our product portfolio and service capabilities to customers and end users in multiple channels through a broad spectrum of marketing and promotional methods, including direct customer contact, trade shows, on-site training, print and digital advertising in industry publications, product brochures, and other literature, as well as through digital marketing and social media. We operate training and education facilities in various locations in North America and Europe designed to enhance the lighting, lighting controls, and building management systems knowledge of customers and industry professionals.

Manufacturing and Distribution

We operate eighteen manufacturing facilities, including seven in Mexico, six in the United States, three in Canada, and two in Europe. We utilize a blend of internal and outsourced manufacturing processes and capabilities to fulfill a variety of customer needs. Our investment in our production facilities is focused primarily on improving capabilities,

product quality, and manufacturing efficiency as well as environmental, health, and safety compliance. We also utilize contract manufacturing from U.S., Asian, and European sources for certain products. The following table shows the percentage of finished goods manufactured and purchased in fiscal 2024 by significant geographic region.

	Manufactured	Purchased	Total
United States	15 %	9 %	24 %
Mexico	53 %	— %	53 %
Asia	— %	17 %	17 %
Others	6 %	— %	6 %
Total	74 %	26 %	100 %

We operate seven manufacturing facilities in Mexico, some of which are authorized to operate as Maquiladoras by the Ministry of Economy of Mexico. Maquiladora status allows us to import raw materials into Mexico duty-free, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status, which is renewed periodically, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations, which have become stricter in recent years.

We operate seven distribution facilities, including five facilities in the United States and two in Canada.

During fiscal 2024, net sales initiated outside of the U.S. represented approximately 15% of total net sales. See the *Supplemental Disaggregated Information* footnote of the *Notes to Consolidated Financial Statements* for additional information regarding the geographic distribution of net sales, operating profit, and long-lived assets.

Research and Development

Research and development ("R&D") is defined as the critical investigation aimed at discovery of new knowledge and the conversion of that knowledge into the design of a new product service or significant improvement to an existing product or service. We invest in product vitality, including enhancement of existing offerings, with a focus on improving the performance-to-cost ratio and energy efficiency. We also develop software applications with a platform to enhance data analytics offerings for building performance, enterprise operations, and personal experiences. R&D expenses consist of compensation, payroll taxes, employee benefits, materials, supplies, and other administrative costs, but the amounts do not include all new product development costs. For fiscal 2024, 2023, and 2022, R&D expenses totaled $102.3 million, $97.1 million, and $95.1 million, respectively.

Industry Overview

Our addressable market includes non-portable luminaires as defined by the National Electrical Manufacturers Association; poles for outdoor lighting; emergency lighting fixtures and lighting equipment; lighting controls; HVAC controls; refrigeration controls; and building technology controls, software, and systems.

We operate in highly competitive industries that are affected by a number of general business and economic factors, such as, but not limited to, gross domestic product growth, population growth, government stimulus, employment levels, credit availability, interest rates and inflation, building costs, freight, construction-related labor availability and costs, building occupancy rates, imports and trade, energy costs, freight costs, tariffs, commodity costs, and commodity availability. Our market is based on non-residential and residential construction, both new as well as renovation and retrofit activity, which may be impacted by these general economic factors. Precise segmentation of the market by new construction and renovation activity is not available, though internal estimates based on third-party data estimate the size of the markets to be about the same. The volume of non-residential construction activity in commercial, institutional, industrial, and infrastructure projects has a material impact on the demand for our lighting and building management solutions. Demand for our residential lighting products is highly dependent on economic drivers, such as consumer spending and discretionary income, along with housing construction and home improvement spending.

Our market is influenced by evolving technologies. This evolution includes: the development of new or improved lighting technologies, including solid-state lighting, electronic drivers, embedded lighting controls, and more effective optical designs and lamps; federal, state, and local requirements for updated energy codes; design strategies and technologies addressing sustainability and facilitating intelligent buildings; and incentives by federal, state, and local municipal authorities, as well as utility companies, for using more energy-efficient lighting and building technology solutions. We are a leading provider of integrated lighting and building technology solutions that utilize internally developed, licensed, or acquired intellectual property.

Competition

We experience competition based on numerous factors, including product vitality, service capabilities, price, brand name recognition, product quality, product and system design, energy efficiency, and customer relationships. The markets for lighting and building management solutions are competitive and continue to evolve through acquisition and consolidation activities. Existing and new entrants continue to develop capabilities and solutions that are both complementary as well as competitive to those of traditional industry participants. Additionally, the market for artificial intelligence and software solutions is active with a wide range of competitors, from existing large companies to startup organizations. Certain global and more diversified manufacturers may provide a broader product offering utilizing electrical, lighting, and building technology products and services as well as pricing benefits from the bundling of various offerings. In addition, there are competitors, including Asian importers, small startup companies, and global electronics, technology, and software companies, offering competing solutions, sometimes deploying different technologies.

Regulations

We are subject to various federal, state, and local laws and regulations that impose increasingly complex, stringent and costly compliance activities. These laws and regulations include but are not limited to, the Clean Air Act and the Toxic Substances Control Act; the Clean Water Act; the Safe Harbor data privacy program between the U.S. and European Union; the United States-Mexico-Canada-Free Trade Agreement ("USMCA"); regulations from the Occupational Safety and Health Administration agency; the European Union's General Data Protection Regulation; California's Consumer Privacy Act and Connected Device Privacy Act; the Civil Rights Act of 1964 and other federal and state labor and employment laws and regulations; the U.S. Foreign Corrupt Practices Act (the "FCPA"); and the U.K. Bribery Act.

On an ongoing basis, we allocate resources, including investments in capital and operating costs, to comply with laws and regulations. We do not currently believe that the costs of complying with government regulations have a material impact on our financial condition, results of operations, or cash flows. However, we may be affected by current or future standards, laws, or regulations, including those imposed in response to energy, material content, climate change, product functionality, geopolitics, corporate social responsibility, employee health and safety, privacy, or similar concerns. These standards, laws, and regulations may impact our costs of operation, the sourcing of raw materials, and the manufacture and distribution of our products and services. They may also place restrictions and other requirements or impediments on the products and solutions we can sell in certain geographical locations or may impact the willingness of certain investors to own our shares. See *Part I, Item 1A. Risk Factors* for additional information.

Raw Materials

Our production requires raw materials, including certain grades of steel and aluminum, electrical and electronic components, plastics, and other petroleum-based materials and components. We purchase most raw materials and other components on the open market and rely on third parties to provide certain finished goods. While these items are generally available from multiple sources, the cost of products sold may be affected by changes in the market price of materials, freight, tariffs, and duties on certain materials, particularly imports from Asia, as well as disruptions in availability of raw materials, components, and sourced finished goods.

We do not currently engage in significant commodity hedging transactions for raw materials, though we have and will continue to commit to purchase certain materials generally for a period of up to 12 months. We monitor and investigate alternative suppliers and materials based on numerous attributes including, but not limited to, quality, service, and price. We currently source raw materials and components from a number of suppliers, but our ongoing efforts to improve the cost effectiveness, quality, and availability of our products and services may result in a reduction in the number of our suppliers.

Intellectual Property

We own various domestic and foreign patents, copyrights, trade secrets, trademarks, and other intellectual property, which are important factors for our businesses. We rely on patent, copyright, trade secret, and trademark laws as well as agreements, restrictive covenants, and internal processes and controls to protect these proprietary rights. Despite these protections, unauthorized parties may take actions that infringe on our intellectual property. We also have licenses to certain patents and trademarks which, if not renewed, could adversely impact our business. As of August 31, 2024, we had approximately 1,600 total patent assets including issued U.S. and foreign patents as well as pending U.S. and foreign patent applications. While patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is individually material to us.

Seasonality and Cyclicality

Our business exhibits some seasonality, with net sales being affected by weather and seasonal demand on construction and installation programs, particularly during the winter months, as well as the annual budget cycles of major customers. Historically, with certain exceptions, we have experienced our highest sales in the last two quarters of our fiscal year due to these factors.

Our lighting and building technology solutions are sold to customers in both the new construction as well as renovation and retrofit markets for residential and non-residential applications. The construction market is cyclical in nature and subject to changes in general economic conditions and fiscal policies. Sales volume may have an impact on our profitability. Economic downturns and the potential decline in key construction markets may have a material adverse effect on our net sales, operating income, financial position, and cash flows.

Human Capital

We employed approximately 13,200 employees at August 31, 2024, of which approximately 3,600 were employed in the United States and approximately 8,700 were employed in Mexico. Our remaining employees were employed in other international locations including Europe, Canada, and the Asia/Pacific region. Union recognition and collective bargaining arrangements in place or in process cover approximately 1,300 and 7,400 employees in the United States and Mexico, respectively. Arrangements related to approximately 700 employees in the United States will expire within the next fiscal year. Arrangements for approximately 7,400 employees in Mexico will expire within the next fiscal year, primarily due to statutory requirements of annual negotiations of union contracts. We believe that we have strong relationships with both our unionized and non-unionized employees.

Growth, Development, and Inclusion

A key pillar to attract, develop, and retain top talent is our focus on the growth and development of our employees. In fiscal 2024, we remained focused on development through development plans for employees, special projects, training opportunities, and other activities. Our performance management and other processes are intended to align employee aspirations, interests, performance, and experiences with the talent needs that enable the business. Managers and employees conduct periodic check-in discussions to encourage continuous performance feedback and improvement. These discussions also act to hold leaders accountable for creating an employee development culture.

Investing in the development of our employees is part of our operating system and correlates to our preparedness to meet current and future strategic priorities of the business. In fiscal 2024, we continued a management effectiveness series focused on coaching to performance, which we offered through in-person events and ongoing sustainment activities. We also provide a digital platform with learning content and resources to help employees expand their knowledge, skills, and abilities through self-directed learning initiatives. We provide on demand, virtual, and in-person instructor led classes to help employees and customers expand their lighting, controls, and building management technical knowledge through Acuity Academy and other resources.

Our goal is to ensure that all employees feel valued, respected, and accepted for their contributions regardless of their race, sex, religion, ethnicity, age, gender identity, disabilities, national origin, sexual orientation, or other unique characteristics. To promote diversity in the workplace, we sponsor an Inclusion and Belonging Council that is responsible for setting our diversity strategy and initiatives, many resulting from employee feedback. Our Inclusion and Belonging Council consists of members of management as well as key human resource process leaders and leaders from our various employee resource groups. We currently have five employee resource groups: Mind Matters; Minorities Amplifying Growth, Inclusion, and Community ("MAGIC"); People Respecting Identity, Diversity, and Equity ("PRIDE"); the Women's Network; and the Veterans Network. These groups are designed to embrace, celebrate, and recognize the power of diversity.

Compensation and Benefits

We review our compensation and benefit plans annually to ensure that we are providing competitive, contemporary, and inclusive programs so we can attract and retain the best people and support the health and well-being of our employees and their families. Based on this review, we offer a competitive total rewards package to our employees that includes base compensation, annual cash incentive programs, stock grants with service and/ or performance requirements, health benefits, and/or retirement benefits commensurate with an employee's position, skill set, and experience.

Health and Safety

We strive to ensure our employees have a safe and collaborative work environment. Our management practices promote Environmental, Health & Safety ("EHS") excellence. To achieve this standard, we have instituted an EHS Management System based on the goals and guidelines of the International Standards of Operation for Environmental Management, International Standards for Occupational Health & Safety Management, and our own guiding principles. These guidelines include identifying and controlling hazardous exposures for the prevention of injuries, preventing pollution, and complying with all relevant legal and other requirements. We review each facility's qualitative and quantitative results, with an emphasis on leading indicators that help avoid violations, accidents, and injuries. A variety of different metrics is averaged to determine a facility's performance, which is used to find continuous improvement opportunities.

Environmental Sustainability

We save energy and help reduce carbon emissions through our lighting, lighting controls, and building management solutions by replacing older technologies, and we drive innovation and productivity across our business to minimize our impact on the environment. We have extended the capabilities of our energy data management software to help enable users to track and report their carbon footprint. We also seek to use raw materials more efficiently and to operate our own facilities in a more intelligent, environmentally-friendly manner. We regularly communicate progress on our environmental commitments as part of our EarthLIGHT sustainability program.

Available Information

Acuity Brands, Inc. was incorporated in 2001 under the laws of the State of Delaware. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (and all amendments to these reports) and proxy statements, together with all reports filed pursuant to Section 16 of the Securities Exchange Act of 1934 by our officers, directors, and beneficial owners of 10% or more of our common stock, available free of charge through the "SEC Filings" link under the "Financials" heading within the "For Investors" section on our website, located at *www.acuitybrands.com*, as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission. Information included on our website is not incorporated by reference into this Annual Report on Form 10-K. Our reports are also available on the Securities and Exchange Commission's website at *www.sec.gov*.

Additionally, we have adopted a written Code of Ethics and Business Conduct that applies to all of our directors, officers, and employees, including our principal executive officer and senior financial officers. The Code of Ethics and Business Conduct as well as our Corporate Governance Guidelines are available free of charge through the "Committee Charters and Governance Documents" link under the "Governance" heading within the "For Investors" section on our website. Any amendments to, or waivers of, the Code of Ethics and Business Conduct for our principal executive officer and senior financial officers will be disclosed on our website promptly following the date of such amendment or waiver. Additionally, the charters for our Audit Committee, Compensation and Management Development Committee, and Governance Committee are available free of charge through the "Committee Charters & Governance Documents" link under the "Governance" heading within the "For Investors" section on our website. The Code of Ethics and Business Conduct, the Corporate Governance Guidelines, and the committee charters are available in print to any of our stockholders that request such document by contacting our Investor Relations department.

Item 1A.   *Risk Factors.*

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. A variety of risks and uncertainties could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. See *Cautionary Statement Regarding Forward-Looking Information* included in *Management's Discussion and Analysis of Financial Condition and Results of Operations*. These risks could adversely impact our financial position, results of operations, cash flows, and financial expectations and could cause the market price of our securities to decrease. Such risks include the following, without limitation.

Risks Related to Our Strategy

Our results may be adversely affected by market and competitive pricing.

Aggressive pricing actions by competitors may affect our ability to manage the price/cost relationship to achieve desired revenue growth and profitability levels. Potential decreased demand for our products resulting from factors including uncertainty in the global economy, an inflationary environment, rising interest rates, and a potential global recession may influence competitor pricing. Additionally, dynamic pricing models may not cover our rising costs. Even if we were able to increase prices to cover our costs, competitive pricing pressures may not allow us to pass on any more than the cost increases. Alternatively, if costs were to decline, the marketplace may not allow us to hold prices at their current levels.

Innovations of new products and services may not yield desired returns, which may also expose our assets, particularly inventory, to potential write-downs.

Continual introductions of new products and solutions, services, and technologies, enhancement of existing products and services, and effective servicing of customers are key to our competitive strategy. The success of new product and solution introductions depends on a number of factors, including, but not limited to, timely and successful product development, product quality, market acceptance, including entrance into new verticals, and our ability to manage the risks associated with product life cycles, such as additional inventory obsolescence risk as product life cycles begin to shorten, new products and production capabilities, effective management of purchase commitments and inventory levels to support anticipated product manufacturing and demand, availability of products in appropriate quantities and costs to meet anticipated demand, and risk that new products may have quality or other defects in the early stages of introduction. Additionally, new products and solutions may not achieve the same profit margins as expected or as compared to our historic products and solutions. Conversely, market adoption of new products may impact the sales of other products and may expose on-hand inventories to future write-downs. Accordingly, we cannot fully predict the ultimate effect of new product introductions on our business. Furthermore, other market participants, such as well-established competitors, could develop alternative platforms for monetizing products, solutions, and services that result in a paradigm shift in our industry, particularly with respect to new and developing technologies.

We may not be able to identify, finance, and complete suitable acquisitions, alliances, or investments, and acquisitions, alliances, or investments that we pursue may not yield anticipated benefits.

We have allocated capital within our business to fund acquisitions, alliances, and investments and may continue to do so as opportunities arise in the future. We will benefit from such activity only to the extent that we can effectively identify suitable acquisition and alliance candidates, close those identified acquisitions and alliances, and leverage and integrate the assets or capabilities of the acquired businesses and alliances, including, but not limited to, personnel, technology, and operating processes. It may be difficult for us to integrate acquired businesses efficiently into our business operations. Any acquisitions, alliances, or investments may not be successful or realize the intended benefits. Moreover, unanticipated events, negative revisions to valuation assumptions and estimates, diversion of resources and management's attention from other business concerns, and difficulties in attaining synergies, among other factors, have in the past and could in the future adversely affect our ability to recover initial and subsequent investments, resulting in non-cash impairment charges, particularly those related to acquired goodwill and intangible assets or non-controlling interests. In addition, such investment transactions may limit our ability to invest in other activities that could be more profitable or advantageous.

We may experience difficulties in streamlining activities, which could impact shipments to customers, product quality, and the realization of expected savings from streamlining actions.

We expect to benefit from potential programs to streamline operations, including the consolidation of certain facilities and the reduction of overhead costs. Such benefits will only be realized to the extent that we can effectively leverage assets, personnel, and operating processes in the transition of production between manufacturing facilities. Uncertainty is inherent within the facility consolidation process, and unforeseen circumstances could offset the anticipated benefits, disrupt service to customers, and impact product quality.

General business, political, and economic conditions, including the strength of the construction and renovation market, political events, or other factors may affect demand for our products and services.

We compete based on numerous factors, including product vitality and service levels, as well as features and benefits, brand name recognition, product quality, product and system design, energy efficiency, customer relationships, service capabilities, and price. In addition, we operate in a highly competitive environment that is influenced by a number of general business and economic factors, such as economic vitality, employment levels, credit availability, interest rates, trends in vacancy rates and rent values, energy costs, and commodity costs. Sales of lighting, lighting controls, and building technology solutions depend significantly on the level of activity in new construction and renovation/retrofits. Declines in general economic activity, appropriations, and regulations, including tax and trade policy and other political uncertainties, may negatively impact new construction and renovation projects, or our ability to expand into new geographies, which in turn may impact demand for our product and service offerings.

Decreased construction and renovation spending and consumer demand for our products and services, along with rising commodity costs may materially affect our future access to our sources of liquidity, particularly our cash flows from operations, financial condition, capitalization, and capital investments. Additionally, potential economic slowdowns, supply chain disruptions, or a global recession could adversely affect our ability to access the capital and other financial markets. This may require us to consider alternative sources of funding for some of our operations and for working capital, which may increase our cost of, as well as adversely impact our access to, capital. These uncertain economic conditions may also result in the inability of our customers and other counter-parties to make payments to us, on a timely basis or at all.

Risks Related to Our Operations

Our business and results have been and may be adversely affected by fluctuations in the cost or availability of raw materials, components, purchased finished goods, or services.

We utilize a variety of raw materials and components in our production process including steel, aluminum, lamps, certain rare earth materials, microchips, light emitting diodes ("LED"), LED drivers, ballasts, wire, electronic components, power supplies, petroleum-based byproducts, natural gas, and copper. We also source certain finished goods externally. Supply chain disruptions for certain components, including microchips and electronics, have resulted in higher prices for significant commodities and materials, as well as increased warehousing, freight, and container costs, which have negatively impacted our business. Although these disruptions have subsided from their peaks, future disruptions in the supply chain and shortages could affect our ability to procure components for our products on a timely basis, or at all, or could require us to commit to increased purchases and provide longer lead times to secure critical components by entering into longer term guaranteed supply agreements. Alternatively, supply chain disruptions and shortages could require us to rely on relatively high-cost spot market purchases for certain materials or products.

Future increases in our costs could negatively impact our profitability as there can be no assurance that future price increases will be successfully passed through to customers. We generally source our goods from a number of suppliers. However, there are a limited number of suppliers for certain components and certain purchased finished goods, which on a limited basis, results in sole-source supplier situations.

Our competitors supply certain items, and those competitors and other suppliers may, for various strategic reasons, choose to cease selling to us. In addition, our ongoing efforts to improve the effectiveness of our supply chain could result in a reduction in the number of our suppliers, and in turn, increased risk associated with reliance on a single or a limited number of suppliers. Furthermore, volatility in certain commodities, such as oil, impacts all suppliers and, therefore, may result in additional price increases from time to time regardless of the number and availability of suppliers. Profitability and volume could be negatively impacted by limitations inherent within the supply chain of certain of these component parts, including competitive, governmental, and legal limitations, natural disasters, and other events that could impact both supply and price. Additionally, we are dependent on certain service providers for

key operational functions. While there are a number of suppliers of these services, the cost to change service providers and set up new processes could be significant.

Technological developments and increased competition could affect our operating profit margins and sales volume.

We compete in an industry and markets where technology and innovation play major roles in the competitive landscape. We are highly engaged in the investigation, development, and implementation of new technologies and services. Securing employee talent, key partnerships, and alliances, including having access to technologies, services, and solutions developed by others, as well as obtaining appropriate patents and the right to utilize patents of other parties all play a significant role in protecting our freedom to operate. Additionally, the continual development of new technologies by existing and new source suppliers — including non-traditional competitors with significant resources — looking for either direct market access or partnerships with competing large manufacturers, coupled with significant associated exclusivity and/or patent activity, could adversely affect our ability to sustain operating profit margins and desirable levels of sales volume.

In addition, there are new competitors, including small startup companies and global electronics, technology, and software companies, offering competing solutions, sometimes deploying different technologies. These competitors may vertically integrate and begin offering total solution packages that directly compete with our offerings. Certain global and more diversified electrical manufacturers as well as certain global technology and building solution providers may be able to obtain a competitive advantage, either through internal development or acquisitions, over us by offering broader and more integrated solutions utilizing electrical, lighting, controls, building automation solutions, and data analytics, and small startup companies may offer more localized product sales and support services within individual regions.

We may be unable to sustain significant customer and/or channel partner relationships.

Relationships with customers are directly impacted by our ability to deliver quality products and services. Although no individual customer exceeded 10% of net sales during fiscal 2024, the loss of or a substantial decrease in the volume of purchases by certain larger customers could harm our business in a meaningful manner. We have relationships with channel partners such as electrical distributors, home improvement retailers, independent sales agencies, system integrators, and value-added resellers. While we maintain positive, and in many cases long-term, relationships with these channel partners, the sudden or unplanned loss of a number of these channel partners or a substantial decrease in the volume of purchases from a major channel partner or a group of channel partners could adversely affect our business.

We could be adversely affected by external disruptions, including geopolitical and/or other conditions, to our operations.

Disruptions to our operations including, but not limited to, labor disputes, strikes, workplace violence, public health crises, pandemics and epidemics, climate change, brown outs and other power outages, earthquakes, fires, floods, explosions, terrorism, adverse weather conditions, water scarcity, cyber-attacks, civil or political disruptions, or other catastrophic events such as war, insurrection, or natural disasters, leading to production interruptions in our or one or more of our suppliers' facilities could adversely affect us. Approximately 53% of our finished products are manufactured in Mexico, a country that periodically experiences heightened civil unrest or may experience trade disputes with the U.S., both of which could cause a disruption of the supply of products to or from these facilities. Further, because many of our customers are to varying degrees dependent on planned deliveries from our facilities, those customers that have to reschedule their own production, delay opening a facility, or incur other disruptions due to our missed deliveries as a result of these disruptions could pursue financial claims against us. We may incur costs to correct any of these problems in addition to facing claims from customers. Further, our reputation among actual and potential customers may be harmed and result in a loss of business. These types of events may negatively impact residential, commercial, and industrial spending, including construction and renovation spending as well as consumer spending on our products, in impacted regions or, depending on the severity, globally. As a result, any of such events could adversely impact us. While we have developed business continuity plans, including alternative capacity, to support responses to such events or disruptions and maintain insurance policies covering, among other things, physical damage and business interruptions, these policies may not cover all losses. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers, and substantial losses in operational capacity.

Current global conflicts, such as the those between Russia and Ukraine as well as within the Middle East, have created substantial uncertainty in the global economy, including sanctions and penalties imposed on certain countries from several governments. While we do not have operations in these locations and do not have significant

direct exposure to customers and vendors in those countries, we are unable to predict the impact that these actions will have on the global economy or on our financial condition, results of operations, and cash flows.

Company operating systems, information systems, or devices have experienced, and may experience in the future, a failure, a compromise of security, or a violation of data privacy laws or regulations, which could adversely impact our operations as well as the effectiveness of internal controls over operations and financial reporting.

We are highly dependent on various software and automated systems to record and process operational and financial transactions. We have experienced, and could experience in the future, a failure of one or more of these software and automated systems or we could fail to complete all necessary data reconciliation or other conversion controls when implementing a new software system.

We have also experienced compromises of our security, and could experience in the future, a compromise of our security for reasons including technical system flaws, the improper installation of an upgrade or update, the proper installation of an upgrade or update that has consequences unforeseen by us or the software provider, data input or record-keeping errors, or tampering or manipulation of our systems by employees or unauthorized third parties, such as through viruses, malware, or phishing. Information security risks also exist with respect to the use of portable electronic devices, such as laptops and smartphones, which are particularly vulnerable to loss and theft. We may also be subject to disruptions of systems arising from events that are wholly or partially beyond our control (for example, natural disasters, acts of terrorism, cyber-attacks, including but not limited to hacking, malware, ransomware attacks, denial-of-service attacks, social engineering, exploitation of internet-connected devises, and other attacks, epidemics, computer viruses, and electrical/telecommunications outages). While prior compromises of our security have not had, in the aggregate, a material impact on the Company's operations and financial condition, the Company expects events of this nature to continue as cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. The Company monitors its data, information technology and personnel usage of Company systems to reduce these risks and continues to do so on an ongoing basis for any current or potential threats. Refer to *Part I, Item 1C. Cybersecurity* for further details.

If any of our hardware, software, or automated systems are compromised, fail, or have other significant shortcomings, it could disrupt our business, require us to incur substantial additional expenses, or result in potential liability or reputational damage. There can be no assurance that our efforts to protect our data and information technology will prevent such compromises of security.

We also provide and maintain technology to enable lighting controls and building technology systems. In addition to the risks noted above, there are other risks associated with these customer offerings. For example, a customer may depend on integral information from, or functionality of, our technology to support that customer's other systems, such that a failure of our technology could impact those systems, including by loss or destruction of data. Likewise, a customer's failure to properly configure, update, segregate, or upgrade its own network and integrations with our technology are outside of our control and could result in a failure in functionality or security of our technology.

We and certain of our third-party vendors may receive and store personal information in connection with human resources operations, customer offerings, and other aspects of the business. A material network breach in the security of these systems could include the theft of intellectual property, the unauthorized release, gathering, monitoring, misuse, loss, change, or destruction of our or our customers', suppliers', or other third-party's confidential, proprietary or personally identifying information, other disruptions of our customers' or other third parties' business operations. To the extent that any disruption or security breach results in a loss or damage to our data, or an inappropriate disclosure of information, it could cause significant damage to our reputation, affect relationships with our customers, employees, and others, or lead to claims against us. Such claims may result in the payment of fines, penalties, and costs, and ultimately harm our business. In addition, we may incur significant costs, regulatory fines, or penalties, or be required to take actions, to protect against damage caused by these disruptions or security breaches.

We are also subject to an increasing number of evolving and uncertain data privacy and security laws and regulations that impose requirements on us and our technology prior to certain use or transfer, storing, processing, disclosure, and protection of data and prior to sale or use of certain technologies. Failure to comply with such laws and regulations could result in the imposition of fines, penalties and other costs. New privacy and security laws are frequently enacted. Inconsistencies between the interpretation and the practical application of both existing and new laws are common across jurisdictions. Additionally, we routinely undertake contractual obligations to comply with all applicable laws, so a violation of a data privacy or security law could result in additional contractual liability.

System failures, ineffective system implementation or disruptions, failure to comply with data privacy and security laws or regulations, or the compromise of security with respect to internal or external systems or portable electronic devices could damage our systems or infrastructure, subject us to liability claims, or regulatory fines, penalties, or intervention, harm our reputation, interrupt our operations, disrupt customer operations, and adversely affect our internal control over financial reporting, business, financial condition, results of operations, or cash flows.

Changes in our relationships with employees, changes in U.S. or international employment regulations, an inability to attract and retain talented employees, or a loss of key employees could adversely impact the effectiveness of our operations.

We employed approximately 13,200 people as of August 31, 2024, approximately 9,600 of whom are employed in international locations. We have significant exposure to changes in domestic and foreign laws governing relationships with employees, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements, and payroll taxes, which likely would have a direct impact on our operating costs. Union recognition and collective bargaining agreements are in place or in process covering approximately 65% of our workforce. Collective bargaining agreements representing approximately 60% of our workforce will expire within one year, primarily due to annual negotiations with unions in Mexico. While we believe that we have good relationships with both our unionized and non-unionized employees, we may become vulnerable to a strike, work stoppage, or other labor action by these employees.

Our success is also dependent upon our ability to attract, retain, and motivate a qualified and diverse workforce, and there can be no assurance that we will be able to do so, particularly during times of increased labor costs or labor shortages. We rely upon the knowledge and experience of employees involved in functions throughout the organization that require technical expertise and knowledge of the industry. We have experienced intense competition for qualified and capable personnel in key markets and with key skills, and we cannot provide assurance that we will be able to retain our key employees or that we will be successful in attracting, assimilating, and retaining personnel in the future. In addition, our growth may be constrained by resource limitations as competitors and customers compete for increasingly scarce human capital resources. The demand for skilled workers is currently high. We face an increasingly competitive labor market due in part to sustained labor shortages and are subject to inflationary pressures on employee wages, salaries, and benefits which have and may continue to increase labor costs and impact labor availability. Our competitors may be able to offer a work environment with higher compensation or more opportunities than we can offer. An inability to attract and retain a sufficient number of employees could adversely impact our ability to execute key operational functions.

There are inherent risks in our solutions and services businesses.

Risks inherent in the sale of solutions and services include assuming greater responsibility for successfully delivering projects that meet a particular customer specification, including: defining and controlling contract scope and timing, efficiently executing projects, and managing the performance and quality of subcontractors and suppliers and our own systems. As we expand our service and solutions offerings, reliance on the technical infrastructure to provide services to customers will increase. If we fail to appropriately manage and secure the technical infrastructure required, customers could experience service outages or delays in implementation of services. If we are unable to manage and mitigate these risks, we could incur liabilities and other losses.

We may be subject to risk in connection with third-party relationships necessary to operate our business.

We utilize strategic partners and third-party relationships in order to operate and grow our business. For instance, we utilize third parties for contract manufacturing of certain products, subcontract installation and commissioning, as well as perform certain selling, distribution, and administrative functions. We cannot control the actions or performance, including product quality, of these third parties and therefore, cannot be certain that we or our end-users will be satisfied. Any future actions of or any failure to act by any third party on which our business relies could cause us to incur losses or interruptions in our operations. In addition, we act as a general contractor in certain relationships with third parties, and as such are subject to risks applicable to general contractors.

We are subject to risks related to operations and suppliers outside the United States.

We have substantial activities outside of the United States, including sourcing of products, materials, components, and contract manufactured finished goods, as well as manufacturing and distribution activities. Our operations, as well as those of key vendors, are therefore subject to regulatory, economic, political, military, and other events in countries where these operations are located. In addition to the risks that are common to both our domestic and

international operations, we face risks specifically related to our foreign operations and sourcing activities, including but not limited to: exposure to foreign currency fluctuations; increased inflation; unstable political, social, regulatory, economic, financial, and market conditions; laws that prohibit shipments to certain countries or restricted parties and that prohibit improper payments to government officials such as the Foreign Corrupt Practices Act and the U.K. Bribery Act; potential for privatization and other confiscatory actions; trade restrictions and disruption; shipping delays or disruptions, criminal activities, increases in tariffs and taxes, corruption, terrorist action, nationalization and expropriation, limitations on repatriation of earnings or other capital requirements, and other changes in regulation in international jurisdictions that could result in substantial additional legal or compliance obligations for us. Additionally, if we expand our global footprint into new geographies or territories, our exposure to these risks may increase.

We source certain components and approximately 17% of our finished goods from Asia, a significant portion of which are subject to import tariffs. These tariffs could increase in future periods resulting in higher costs and/or lower demand. We could be adversely affected to the extent we are unable to mitigate the impacts of the tariffs.

We operate seven manufacturing facilities in Mexico, some of which are authorized to operate as Maquiladoras by the Ministry of Economy of Mexico. Maquiladora status allows us to import raw materials into Mexico duty-free, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status, which is renewed periodically, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations, which have become stricter in recent years. In addition, if our Mexican facilities cease to qualify for Maquiladora status or if the Mexican government adopts additional adverse changes to the program, including nationalization, our manufacturing costs in Mexico could increase.

We are also subject to certain other laws and regulations affecting our international operations, including laws and regulations such as the United States, Mexico, Canada Free Trade Agreement ("USMCA") which, among other things, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. A majority of our sales are subject to USMCA. In addition, the US government has initiated or is considering imposing tariffs on certain foreign goods, including steel and aluminum. Related to this action, certain foreign governments, including China, have instituted or are considering imposing tariffs on certain U.S. goods. It remains unclear what the U.S. Administration or foreign governments will or will not do with respect to tariffs, the USMCA, or other international trade agreements and policies. Trade wars or other governmental actions related to tariffs or international trade agreements or policies have the potential to adversely impact demand for our products, costs, customers, suppliers, and/or the U.S. economy or certain sectors therein, and, could adversely impact our business.

The evolution of our products, complexity of our supply chain, and reliance on third-party vendors such as customs brokers and freight vendors, which may not have effective processes and controls to enable us to fully and accurately comply with such requirements, could subject us to liabilities for past, present, or future periods. Such liabilities could adversely impact our business.

We continue to monitor conditions affecting our international locations, including potential changes in income from a strengthening or weakening in foreign exchange rates in relation to the U.S. dollar. Some of these risks, including but not limited to foreign exchange rates, violations of laws, and higher costs associated with changes in regulation, could adversely impact our business.

Our business could be negatively impacted by social impact and sustainability matters.

There has been, and may continue to be, an increasing focus from U.S. and foreign government agencies, certain investors, customers, consumers, employees, and other stakeholders concerning environmental, social and governance ("ESG") matters. Some investors may use ESG criteria to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibilities do not align with their ESG criteria. In addition, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters will be perceived negatively by at least some stakeholders and could adversely affect our reputation, business, financial performance, and growth.

We may, from time to time, communicate certain initiatives, targets, and goals regarding environmental matters, diversity, responsible sourcing and social investments, and other ESG matters. These initiatives, targets, and goals could be difficult and expensive to implement, and we could be criticized for the accuracy, adequacy, or completeness of the disclosure thereof. Further, statements about our ESG initiatives, targets, and goals, and progress against those targets and goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, as well as assumptions, estimates and climate scenarios that are subject to change in the future. In addition, we could be criticized or subject to litigation for the

scope or nature of such initiatives, targets, or goals, or for any revisions to such targets or goals. If our ESG-related data, processes, and reporting are incomplete or inaccurate, or if we fail, or are perceived to fail, to achieve progress with respect to our ESG targets or goals on a timely basis, or at all, our reputation, business, financial performance, and growth could be adversely affected.

We have begun to incorporate artificial intelligence capabilities in our product offerings and operations, and challenges with properly managing the use of artificial intelligence and machine learning could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations, financial condition, and/or cash flows.

We have begun incorporating artificial intelligence ("AI") capabilities into certain product offerings as well as utilizing AI as part of our operational processes. These features may become more important over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, we could be subject to competitive risks, potential legal liability, and reputational harm, and our business, financial condition, and results of operations may be adversely affected. The use of AI capabilities may also result in cybersecurity incidents. Any such cybersecurity incidents related to our use of AI capabilities could adversely affect our business. Finally, multiple jurisdictions have either already put in place laws and regulations governing the use of AI, or are considering such laws and regulations, and additional constraints may result from industry efforts. Compliance with these laws, regulations, and industry frameworks may limit our ability to leverage AI or require us to substantially revise our approach to its use.

Risks Related to Legal and Regulatory Matters

Failure to comply with the broad range of standards, laws, and regulations in the jurisdictions in which we operate may result in exposure to substantial disruptions, costs, and liabilities.

We are subject to various foreign and domestic federal, state, and local laws and regulations that include but are not limited to, the Clean Air Act and the Toxic Substances Control Act; the Clean Water Act; the Safe Harbor data privacy program between the U.S. and European Union; the United States-Mexico-Canada-Free Trade Agreement ("USMCA"); regulations from the Occupational Safety and Health Administration agency; the European Union's General Data Protection Regulation; California's Consumer Privacy Act and Connected Device Privacy Act; the Civil Rights Act of 1964 and other federal and state labor and employment laws and regulations; the U.S. Foreign Corrupt Practices Act (the "FCPA"); and the U.K. Bribery Act. The laws and regulations impacting us impose increasingly complex, stringent, and costly compliance activities.

Concerns regarding climate change may also lead to significant legislative and regulatory responses, including efforts to limit greenhouse gas ("GHG") emissions. The United States Environmental Protection Agency ("EPA") has implemented regulations that require reporting of GHG emissions or that limit emissions of GHGs from certain mobile or stationary sources. In addition, the U.S. Congress and federal and state regulatory agencies have considered other legislation and regulatory proposals to reduce emissions of GHGs, and many states and other jurisdictions have already taken legal measures to reduce emissions of GHGs, primarily through the development of GHG inventories, GHG permitting, and/or regional GHG cap-and-trade programs. It is uncertain whether, when, and in what form a federal mandatory carbon dioxide emissions reduction program, or other state programs, may be adopted. Similarly, certain countries have adopted the Kyoto Protocol, and in February 2021, the U.S. rejoined the Paris Agreement.

In addition, permits and environmental controls are required for certain of our operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. Some environmental laws, such as Superfund, the Clean Water Act, and comparable laws in U.S. states and other jurisdictions worldwide, impose joint and several liability for the cost of environmental remediation, natural resource damages, third-party claims, and other expenses, without regard to the fault or the legality of the original conduct, on those persons who contributed to the release of a hazardous substance into the environment. Environmental laws and regulations have generally become stricter in recent years, and certain federal, state, and local governments domestically and internationally, have enacted, or are considering enacting, new laws and regulations, including those governing raw material composition, carbon dioxide and other air emissions, end-of-life product dispositions, energy efficiency, and certain additional disclosure obligations related to the above.

We may be affected by those or other future standards, laws, or regulations, including those imposed in response to energy, climate change, our carbon footprint, product functionality, geopolitical, corporate social responsibility, or similar concerns. As customers become increasingly concerned about the environmental impact of their purchases,

if we fail to keep up with changing regulations or innovate or operate in ways that minimize the energy use of or other impacts of our products or operations, customers may choose more energy efficient or sustainable alternatives. These standards, laws, or regulations may also impact our costs of operation, the sourcing of raw materials, and the manufacture and distribution of our products and may place restrictions and other requirements or impediments on the products and solutions we can sell in certain geographical locations or on the willingness of certain investors to own our shares. In addition, we may be subject to consumer lawsuits or enforcement actions by governmental authorities if our ESG claims relating to product marketing are inaccurate. At the same time, certain actions that we may take in our efforts to address ESG concerns may be challenged as being inconsistent or prohibited by various federal, state, or local laws and regulations. It is uncertain what laws, rules, or regulations may be enacted, or how courts may interpret them in the future, and therefore we cannot predict the potential impact such laws or regulations may have on our future financial condition, results of operations, and cash flows. The laws and regulations regarding ESG disclosures and requirements are also rapidly evolving and could have an adverse effect on our operations, and the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs.

It is uncertain what laws will be enacted, and therefore we cannot predict the potential impact of such laws on our future financial condition, results of operations, and cash flows. The laws and regulations regarding ESG disclosures and requirements are also evolving and could have an adverse effect on our operations and the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs.

We may develop unexpected legal contingencies or matters that exceed insurance coverage.

We are subject to and in the future may be subject to various claims, including legal claims arising in the normal course of business. Such claims may include without limitation employment claims, product recall, personal injury, network security, data privacy, or property damage claims resulting from the use of our products, services, or solutions, as well as exposure to hazardous materials, contract disputes, or intellectual property disputes. We are insured up to specified limits for certain types of losses with a self-insurance retention per occurrence, including product or professional liability, and cyber liability, including network security and data privacy claims, and are fully self-insured for certain other types of losses, including environmental, product recall, warranty, commercial dispute, and patent infringement losses. We establish accruals for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the level of insurance coverage we hold and/or the amounts accrued for such claims. In the event of unexpected future developments, it is possible that the ultimate resolutions of such matters could be unfavorable. Our insurance coverage is negotiated on an annual basis, and insurance policies in the future may have coverage exclusions that could cause claim-related costs to rise.

If our products are improperly designed, manufactured, packaged, or labeled, or are otherwise alleged to cause harm or injury, we may need to recall those items, may have increased warranty costs, and could be the target of product liability claims.

We may need to recall products if they are improperly designed, manufactured, packaged, or labeled, and we do not maintain insurance for such recall events. Many of our products and solutions have become more complex in recent years and include more sophisticated and sensitive electronic components. A problem or issue relating to any individual component could have the effect of creating a compounded problem for an integrated solution, which could result in significant costs and losses. We have increasingly manufactured certain of those components and products in our own facilities. We have previously initiated product recalls or formal campaigns soliciting repair or return of a product as a result of potentially faulty components, assembly, installation, design, and packaging of our products. Widespread product recalls could result in significant losses due to the costs of a recall, the destruction of product inventory, penalties, and lost sales due to the unavailability of a product for a period of time. In addition, products we developed that incorporate technologies, such as LED, generally provide for more extensive warranty protection, which may result in higher costs if warranty claims on these products are higher than historical amounts. We may also be liable if the use or failure of any of our products cause harm, whether from fire, shock, harmful materials or components, alleged adverse health impacts from exposure to light emitted by our products, or any other personal injury or property damage, and we could suffer losses from a significant product liability judgment against us in excess of our insurance limits. We may not be able to obtain indemnity or reimbursement from our suppliers or other third parties for the warranty costs or liabilities associated with our products, even if such costs or liabilities are covered under supplier warranty obligations. We have incurred and may incur in the future charges and loss of reimbursed cash flows from such suppliers. A significant product recall, warranty claim, product liability case, and/or challenges around seeking indemnity or reimbursement from our suppliers or other third parties could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products.

We may not be able to adequately protect our intellectual property rights and could be the target of intellectual property claims.

We own certain patents, trademarks, copyrights, trade secrets, and other intellectual property. Where appropriate, these assets are the subject of registrations or other filings with governmental entities. In addition, we have internal policies and processes that establish a strategy for protecting newly developed key company technologies. We make decisions about what intellectual property to register based on these policies and processes. Formal protection for all company intellectual property is not appropriate, but even if it were, it could not be obtained without incurring significant legal expenses and adversely affecting our financial condition and results of operations. With respect to intellectual property rights that we have obtained, we cannot be certain that others have not infringed and will not infringe on these rights. Enforcement actions against these third parties could result in significant legal expenses, which could also adversely affect our financial condition and results of operations.

Like others in the industry, from time to time we receive allegations of patent infringement from competitors and from non-practicing entity patent holders. Those allegations may be coupled with offers to license their patents for use in our products. We typically address those allegations by developing invalidity or non-infringement positions or obtaining access to such patents through licensing, cross-licensing, or other mutually beneficial arrangements. To the extent we cannot develop such positions and are unable to enter into such arrangements on acceptable economic terms, it could adversely impact us.

We are exposed to certain regulatory, financial, and other risks related to climate change and other sustainability matters.

The scientific consensus indicates that emissions of GHGs continue to alter the composition of Earth's atmosphere in ways that are affecting, and are expected to continue to affect, the global climate. The potential impacts of climate change on our customers, product offerings, operations, facilities, and suppliers are accelerating and uncertain, as they will be particular to local and customer-specific circumstances.

Concerns regarding climate change may lead to significant legislative and regulatory responses, including efforts to limit GHG emissions. The EPA has implemented regulations that require reporting of GHG emissions or that limit emissions of GHGs from certain mobile or stationary sources. In addition, the U.S. Congress and federal and state regulatory agencies have considered other legislation and regulatory proposals to reduce emissions of GHGs, and many states have already taken legal measures to reduce emissions of GHGs, primarily through the development of GHG inventories, GHG permitting, and/or regional GHG cap-and-trade programs. It is uncertain whether, when, and in what form a federal mandatory carbon dioxide emissions reduction program, or other state programs, may be adopted. Similarly, certain countries have adopted the Kyoto Protocol, and in February 2021, the U.S. rejoined the Paris Accord. These and other existing or potential international initiatives and regulations could affect our international operations. As customers become increasingly concerned about the environmental impact of their purchases, if we fail to keep up with changing regulations or innovate or operate in ways that minimize the energy use of our products or operations, customers may choose more energy efficient or sustainable alternatives. These actions could also increase costs associated with our operations, including costs for raw materials and transportation. We may also be subject to consumer lawsuits or enforcement actions by governmental authorities if our ESG claims relating to product marketing are inaccurate. It is uncertain what laws will be enacted, and therefore we cannot predict the potential impact of such laws on our future financial condition, results of operations, and cash flows.

In addition, certain investors and stakeholders are increasingly interested in ESG matters, and as stakeholder ESG expectations and standards evolve, our failure to sufficiently respond to these evolving standards and expectations may cause us to suffer from reputational damage, and our business or financial condition could be adversely affected. The laws and regulations regarding ESG disclosures and requirements are also evolving and could have an adverse effect on our operations and the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs.

Tax liabilities due in the jurisdictions in which we operate may exceed anticipated amounts.

Our operations are subject to income tax, sales tax, value-added tax ("VAT"), excise tax, property tax, and other taxes and assessments at federal, state, local, and international levels. Our consolidated tax obligation is driven largely by our corporate structure as well as domestic and international intercompany arrangements. We operate in several jurisdictions, including but not limited to, the United States, Mexico, Canada, and Europe. Certain jurisdictions may aggressively interpret their laws, regulations, and policies in an effort to raise additional tax revenue, and international tax authorities may seek to assert extraterritorial taxing rights on our transactions or operations.

We have previously been subject to domestic and international tax audits by taxing authorities of the jurisdictions in which we operate, and we may be subject to additional such audits in the future. While our previous audits resulted in no significant findings, and we believe we continue to be in compliance with relevant tax laws, tax authorities may challenge or disagree with certain positions or methodologies in calculating our tax positions. An unfavorable interpretation or outcome could increase our worldwide effective tax rate, result in additional tax obligations owed, impact the amount of recoverable VAT, and/or increase excise taxes owed, which could have an adverse impact on our financial position, results of operations, and/or cash flows.

Further, tax laws and regulations in domestic and international jurisdictions are often extremely complex and subject to varying interpretations and may require us to make judgments and estimates about our provisions, including with respect to certain transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded, which could have a material impact on our financial position, results of operations, and/or cash flows.

Additionally, our future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws, regulations, policies, or decisions in the United States or in the other jurisdictions in which we operate.

Risks Related to Financial Matters

The market price and trading volume of our shares may be volatile.

The market price of our common shares could fluctuate significantly for many reasons, including reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by customers, competitors, or suppliers regarding their own performance, as well as general global economic, industry, and political conditions, or due to our ability to accurately forecast our performance. Our performance could be different than analyst expectations or issued guidance, causing a decline in our stock price. To the extent that other large companies within our industry experience declines in share price, our share price may decline as well. In addition, we may discontinue or reduce dividend payments and may discontinue or suspend our share repurchase program based on several factors, including our cash balances and potential future capital requirements for strategic transactions, including acquisitions, results of operations, financial condition and other factors that our Board of Directors may deem relevant. Any modification or suspension of dividends and any suspension or termination of our share repurchase program could cause our stock price to decline.

When the market price of our shares drops significantly, shareholders could institute securities class action lawsuits against us or otherwise engage in activism, which could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Risks related to our defined benefit retirement plans may adversely impact results of operations and cash flows.

Significant changes in actual investment returns on defined benefit plan assets, discount rates, and other factors could adversely affect our comprehensive income and the amount of contributions we are required to make to the defined benefit plans in future periods. As our defined benefit plan assets and liabilities are marked-to-market on an annual basis, large non-cash gains or losses could be recorded in the fourth quarter of each fiscal year. In accordance with United States generally accepted accounting principles, the income or expense for the plans is calculated using actuarial valuations. These valuations reflect assumptions about financial markets and interest rates, which may change based on economic conditions. Funding requirements for the defined benefit plans are dependent upon, among other things, interest rates, underlying asset returns, and the impact of legislative or regulatory changes related to defined benefit funding obligations. Unfavorable changes in these factors could adversely affect our results. Additionally, a planned termination of any of our defined retirement benefit plans may not be approved timely, or at all, by the appropriate regulatory authorities; may result in additional non-cash charges within our results of operations as well as additional administrative costs; and may not yield the desired benefits.

Our business and operations are subject to interest rate risks, and changes in interest rates can reduce demand for our products and increase borrowing costs.

Rising interest rates could have a negative effect on overall economic activity, and could impair the ability of real estate developers, property owners, and contractors to obtain reasonable costs of capital on borrowed funds, resulting in depressed levels of construction and renovation projects and a resulting decrease in demand for our products and services. Rising interest rates could also impair our customers' ability to repay obligations to us. Additionally, rising interest rates may increase our cost of capital, which could have material adverse effects on our financial condition and cash flows.

Item 1B.   *Unresolved Staff Comments.*

None.

Item 1C.   *Cybersecurity.*

Our management and Board of Directors recognize the importance of maintaining the capacity, reliability, and security of our information technology environment and data security infrastructure. Both management and the Board of Directors are actively involved in our enterprise risk management process, which specifically identifies cybersecurity as a key risk to us. To address cybersecurity risk, we have instituted policies, processes, and internal controls aligned with the framework established by the Secure Controls Framework, a meta-framework that reflects the standards of multiple security frameworks including those of the National Institute of Standards and Technology (NIST) and International Organization for Standardization (ISO). The focus of our cybersecurity program is to preserve the confidentiality, security, and availability of our systems and data, mitigate cybersecurity threats, and effectively respond to and recover from cybersecurity incidents when they occur.

Material Cybersecurity Risks, Threats, and Incidents

While prior compromises of our security have not had, individually or in the aggregate, a material impact on our operations and/or financial condition, the Company expects risks from cybersecurity threats, including, but not limited to, security breaches, viruses, malware, ransom attacks, other cyber-attacks, or other similar threats, to continue as events of this nature are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. Additional information on cybersecurity risks we face is discussed in *Part I, Item 1A, Risk Factors*, which should be read in conjunction with the foregoing information.

Cybersecurity Risk Management and Strategy

We have established and implemented processes to assess, identify, and manage material cybersecurity risks. Our cybersecurity risk management efforts are led by our Chief Information Security Officer ("CISO"). We deploy technical safeguards designed to protect the Company's information systems from cybersecurity threats, including firewalls, network access control, end point protection, privileged access management, user behavior analytics, and multi-factor authentication, among others, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence. We also perform robust security reviews of third-party software vendors prior to purchasing their software or engaging their services. We maintain a comprehensive, risk-based, third-party risk management process to identify, oversee, assess, and manage cybersecurity risks presented by third parties, including vendors, service providers, and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Cybersecurity risks are identified and responded to by our cybersecurity team lead by our CISO. Cybersecurity incidents are managed, evaluated, investigated, and responded to in accordance with the Company's documented Cyber Incident Response Plan ("CIRP"). The CIRP is administered by the Cyber Incident Response Team ("CIRT"), which is overseen and managed by the CISO. We test and evaluate the CIRP on at least an annual basis through tabletop exercises designed to achieve incident readiness and promote cybersecurity awareness. We also from time to time engage third parties, including assessors and consultants, and our internal audit function to perform assessments, reviews, and audits on our cybersecurity measures. The results of such assessments, reviews, and audits are reported to the Audit Committee of the Board of Directors as well as the CIRT. We adjust our CIRP and other cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, reviews, and audits.

Governance

Our Board of Directors, in coordination with the Audit Committee of the Board of Directors, oversees the Company's overall enterprise risk management process, including the management of risks arising from cybersecurity threats. The Audit Committee is responsible for reviewing and discussing with management our risk exposure to cybersecurity risks and the steps management has taken to monitor and control the Company's exposure to risk. Additionally, the Board of Directors and the Audit Committee of the Board of Directors each receive regular presentations and reports on cybersecurity risks as well as prompt and timely information regarding any cybersecurity incident identified as significant by our CISO or Chief Privacy Officer, as required by the CIRP, and ongoing updates regarding any such incident until it has been addressed.

On an annual basis, the Board of Directors and the Audit Committee of the Board of Directors discuss the Company's approach to cybersecurity risk management, as well as our overall risk management strategy, with the members of senior leadership, which includes the Company's CISO, Chief Executive Officer, and Chief Financial Officer. The Audit Committee also receives periodic updates on risk management and enterprise risk management, including cybersecurity, throughout the year.

Our CISO has over three decades of relevant experience across the information technology landscape. His work experience has included managing cybersecurity risks at large multinational companies. Reporting to our CISO and leading a team of security engineers is our Vice President, Enterprise Security, who also has decades of experience architecting and deploying secure network, system, and data center infrastructure as well as designing and deploying processes and technology platforms that are designed to protect the enterprise from cybersecurity threats.

In addition to board oversight and the presence of a cybersecurity team, we provide all applicable employees and contractors with cybersecurity awareness training and testing on an annual basis. We also deliver phishing exercises to all applicable employees and select contractors, as well as targeted phishing training to select employees and contractors, on a quarterly basis. Our product development teams keep current through specialized training on secure development practices for firmware, software, and hardware. Our training programs are designed to educate our employees on current cybersecurity risks and the programs we have in place that are designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO monitors the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents in real time and reports such threats and incidents to the Audit Committee when appropriate.

Item 2.   *Properties.*

Our general corporate offices are located in Atlanta, Georgia. Because of the diverse nature of operations and the large number of individual locations, it is neither practical nor meaningful to describe each of our operating facilities owned or leased. The following listing summarizes the significant facility categories by which reportable segment, Acuity Brands Lighting and Lighting Controls ("ABL") or the Intelligent Spaces Group ("ISG"), the facility primarily benefits as of August 31, 2024:

	ABL		ISG		Corporate	Total	
Nature of Facilities	Owned	Leased	Owned	Leased	Leased	Owned	Leased
Manufacturing facilities	10	5	2	1	—	12	6
Warehouses	—	1	—	—	—	—	1
Distribution centers	2	5	—	—	—	2	5
Offices	5	8	—	3	1	5	12
Total	17	19	2	4	1	19	24

The following table provides additional geographic information related to our manufacturing facilities as of August 31, 2024:

	United States	Mexico	Europe	Canada	Total
ABL:					
Owned	4	5	1	—	10
Leased	1	2	—	2	5
Total	5	7	1	2	15
ISG:					
Owned	—	—	1	1	2
Leased	1	—	—	—	1
Total	1	—	1	1	3

We believe that our properties are well maintained and in good operating condition and that our properties are suitable and adequate for our present needs. Initiatives related to enhancing global operations may result in the future consolidation or addition of certain facilities.

Item 3. **_Legal Proceedings._**

See the _Commitments and Contingencies_ footnote of the _Notes to Consolidated Financial Statements_ included in this Annual Report on Form 10-K for information regarding our legal proceedings.

Item 4. **_Mine Safety Disclosures._**

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.***

Our common stock is listed on the New York Stock Exchange under the symbol "AYI." At October 23, 2024, there were 1,681 stockholders of record.

The timing, declaration, and payment of future dividends to holders of our common stock will depend upon many factors, including our cash balances and potential future capital requirements for strategic transactions, including acquisitions, results of operations, financial condition, and other factors that our Board of Directors may deem relevant.

The information required by this item with respect to equity compensation plans is included under the caption *Equity Compensation Plans* in our proxy statement for the annual meeting of stockholders to be held January 22, 2025, which we will file with the Securities and Exchange Commission pursuant to Regulation 14A. The proxy statement is incorporated herein by reference.

Issuer Purchases of Equity Securities

On January 25, 2024, the Board of Directors (the "Board") authorized the repurchase of up to an additional three million shares of our common stock. Under the current share repurchase authorization, we may repurchase shares of our common stock from time to time at prevailing market prices, depending on market conditions, through open market or privately negotiated transactions. No date has been established for the completion of the share repurchase program, and we are not obligated to repurchase any shares. Subject to applicable corporate securities laws, repurchases may be made at such times and in such amounts as management deems appropriate. Repurchases under the program can be discontinued at any time management feels additional repurchases are not warranted. As of August 31, 2024, the maximum number of shares that may yet be repurchased under the share repurchase program authorized by the Board equaled 3.8 million shares. There were no shares repurchased during the quarter ended August 31, 2024.

Company Stock Performance

The following information in this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and it will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent specifically incorporated by reference into such filing.

The following graph compares the cumulative total return to shareholders on our outstanding stock during the five years ended August 31, 2024, with the cumulative total returns of the Standard & Poor's ("S&P") Midcap 400 Index, the Dow Jones U.S. Electrical Components & Equipment Index, and the Dow Jones U.S. Building Materials & Fixtures Index. We are a component of both the S&P Midcap 400 Index and the Dow Jones U.S. Building Materials & Fixtures Index. The Dow Jones U.S. Electrical Components & Equipment Index is included in the following graph as the parent companies of several major lighting companies are included in the index.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
Among Acuity Brands, Inc., the S&P Midcap 400 Index,
the Dow Jones U.S. Electrical Components & Equipment Index,
and the Dow Jones U.S. Building Materials & Fixtures Index



*Assumes $100 invested on August 31, 2019 in stock or index, including reinvestment of dividends.

	Aug-19	Aug-20	Aug-21	Aug-22	Aug-23	Aug-24
Acuity Brands, Inc.	$ 100	$ 88	$ 148	$ 132	$ 131	$ 207
S&P Midcap 400 Index	100	104	151	135	150	178
Dow Jones U.S. Electrical Components & Equipment Index	100	115	167	148	180	217
Dow Jones U.S. Building Materials & Fixtures Index	100	118	186	146	186	251

Item 6. *[Reserved]*

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The purpose of this discussion and analysis is to enhance the understanding and evaluation of the results of operations, financial position, cash flows, indebtedness, and other key financial information of Acuity Brands, Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) and its subsidiaries for the fiscal years ended August 31, 2024 and 2023. The following discussion should be read in conjunction with the *Consolidated Financial Statements* and *Notes to Consolidated Financial Statements* included within this report.

A discussion of the year ended August 31, 2023 compared to the year ended August 31, 2022 can be found within *Part II, Item 7. Management's Discussion and Analysis* within our fiscal 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 26, 2023.

Overview

Company

We are a market-leading industrial technology company. We use technology to solve problems in spaces and light. Through our two business segments, Acuity Brands Lighting and Lighting Controls ("ABL") and the Intelligent Spaces Group ("ISG"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications.

Financial Condition, Capital Resources, and Liquidity

We have numerous sources of capital, including cash on hand and cash flows generated from operations, as well as various sources of financing. Our ability to generate sufficient cash flows from operations or to access certain capital markets, including banks, is necessary to meet our capital allocation priorities, which are to invest in our current business for growth, to invest in mergers and acquisitions, to pay a dividend, and to make share repurchases. Sufficient cash flow generation is also critical to fund our operations in the short and long terms and to maintain compliance with covenants contained in our financing agreements.

Our significant contractual cash requirements as of August 31, 2024 primarily include principal and interest on our unsecured notes, accounts payable, accrued employee compensation, and operating lease liabilities. We had no borrowings outstanding under our credit agreement as of August 31, 2024. Further details on our borrowings and operating lease liabilities are outlined in the *Debt and Lines of Credit* and *Leases* footnotes of the *Notes to Consolidated Financial Statements*, respectively, within this Annual Report on Form 10-K.

Additionally, we incur purchase obligations in the ordinary course of business that are enforceable and legally binding. Contractual purchase obligations subsequent to August 31, 2024 include $284.4 million in fiscal 2025. Contractual purchase obligations beyond fiscal 2025 are not significant.

We believe that we will be able to meet our liquidity needs over the next 12 months based on our cash on hand, current projections of cash flows from operations, borrowing availability under financing arrangements, and current access to capital markets. Additionally, we believe that our cash flows from operations and sources of funding, including, but not limited to, future borrowings and borrowing capacity, will sufficiently support our long-term liquidity needs. In the event of a sustained market deterioration, we may need additional capital, which would require us to evaluate available alternatives and take appropriate actions.

Cash

Our cash position at August 31, 2024 was $845.8 million, an increase of $447.9 million from August 31, 2023. Cash generated from operating activities and cash on hand were used during the current year to fund our capital allocation priorities as discussed below.

We generated $619.2 million of cash flows from operating activities during fiscal 2024 compared with $578.1 million in the prior-year period, an increase of $41.1 million. This increase was due primarily to higher net income in fiscal 2024, partially offset by higher working capital investments to fund profitable growth.

Financing Arrangements

See the *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* within this Annual Report on Form 10-K for discussion of the terms of our various financing arrangements, including the $500.0 million aggregate principal amount of 2.150% senior unsecured notes due December 15, 2030 (the "Unsecured Notes") as well as the terms of our $600.0 million five-year unsecured revolving credit facility ("Revolving Credit Facility").

At August 31, 2024, our outstanding debt balance was $496.2 million, which consisted solely of our Unsecured Notes, compared to our cash position of $845.8 million. We were in compliance with all covenants under our financing arrangements as of August 31, 2024.

At August 31, 2024, we had additional borrowing capacity under the Revolving Credit Facility of $596.2 million under the most restrictive covenant in effect at the time, which represents the full amount of the Revolving Credit Facility less outstanding letters of credit of $3.8 million issued under the facility. As of August 31, 2024, our cash on hand combined with the additional borrowing capacity under the Revolving Credit Facility totaled $1.4 billion.

The Unsecured Notes were issued by Acuity Brands Lighting, Inc., a wholly-owned subsidiary of Acuity Brands, Inc. The Unsecured Notes are fully and unconditionally guaranteed on a senior unsecured basis by Acuity Brands, Inc. and ABL IP Holding LLC, a wholly-owned subsidiary of Acuity Brands, Inc. The following tables present summarized financial information for Acuity Brands, Inc., Acuity Brands Lighting, Inc., and ABL IP Holding LLC on a combined basis after the elimination of all intercompany balances and transactions between the combined group as well as any investments in non-guarantors as of the dates and during the period presented (in millions):

Summarized Balance Sheet Information	August 31, 2024	August 31, 2023
Current assets	$ 1,517.6	$ 995.7
Current assets due from non-guarantor affiliates	338.0	326.4
Non-current assets	1,337.7	1,377.9
Current liabilities	553.2	464.2
Non-current liabilities	746.5	785.4

Summarized Income Statement Information	Year Ended August 31, 2024
Net sales	$ 3,146.9
Gross profit	1,447.0
Net income	407.9

Capital Allocation Priorities

Our capital allocation priorities are to invest in our current business for growth, to invest in mergers and acquisitions, to pay a dividend, and to make share repurchases.

Investments in Current Business for Growth

We invested $64.0 million and $66.7 million in property, plant, and equipment in fiscal 2024 and 2023, respectively. We invested primarily in new and enhanced information technology, tooling, machinery, and facility improvements in fiscal 2024.

Strategic Acquisitions, Investments, and Divestitures

We seek opportunities to strategically expand and enhance our portfolio of solutions. Refer to the *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements* for more information.

Arize Assets

On January 19, 2024, we acquired certain assets related to Arize® horticulture lighting products from Current Lighting Solutions, LLC. The assets have been included in ABL's financial results since the date of acquisition and did not have a material impact to our consolidated financial condition, results of operations, or cash flows.

KE2 Therm

On May 15, 2023, using cash on hand, we acquired all of the equity interests of KE2 Therm Solutions, Inc. ("KE2 Therm"). KE2 Therm develops and provides intelligent refrigeration control solutions that deliver the precision of digital controls to promote safety, efficiency, and reliability, while delivering cost savings to the customer. This acquisition expanded ISG's technology and controls product portfolio and reached new customers.

Divestitures

There were no divestitures during fiscal 2024. We sold our Sunoptics prismatic skylights business in the first fiscal quarter of 2023 and recognized a pre-tax loss of $11.2 million on the sale of this business.

Dividends

We paid dividends on our common stock of $18.2 million ($0.58 per share) in fiscal 2024 and $16.8 million ($0.52 per share) in fiscal 2023. All decisions regarding the declaration and payment of dividends are at the discretion of the Board of Directors (the "Board") and are evaluated regularly in light of our financial condition, earnings, growth prospects, funding requirements, applicable law, and any other factors the Board deems relevant.

Share Repurchases

During fiscal 2024, we repurchased 0.5 million shares of our outstanding common stock for $87.8 million. Total cash outflows for share repurchases during fiscal 2024 were $88.7 million. During fiscal 2023, we repurchased 1.6 million shares of our outstanding common stock for $269.3 million. Total cash outflows for share repurchases during fiscal 2023 were $266.6 million. We expect to repurchase shares on an opportunistic basis subject to various factors including stock price, Company performance, market conditions, and other possible uses of cash.

On January 25, 2024, the Board approved an increase of three million shares to the maximum number of shares that may yet be repurchased under the share repurchase program. As of August 31, 2024, the maximum number of shares that may yet be repurchased under the share repurchase program authorized by the Board equaled 3.8 million shares.

Recent Developments

On October 24, 2024, Acuity Brands Technology Services, Inc., a wholly owned subsidiary of Acuity Brands, Inc. entered into an equity purchase agreement (the ("Purchase Agreement") to acquire QSC, LLC ("QSC"), a leader in the design, engineering, and manufacturing of audio, video, and control solutions and services. Refer to the *Subsequent Event* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Results of Operations

The following is a discussion of our results of operations in fiscal 2024 compared to fiscal 2023. A discussion of our fiscal 2023 results of operations compared to fiscal 2022 can be found within *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* within our fiscal 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 26, 2023.

The following table sets forth information comparing the components of net income for the year ended August 31, 2024 with the year ended August 31, 2023 (in millions except per share data):

| | Year Ended August 31, | | Increase | Percent |
	2024	2023	(Decrease)	Change
Net sales	$ 3,841.0	$ 3,952.2	$ (111.2)	(2.8)%
Cost of products sold	2,059.3	2,239.0	(179.7)	(8.0)%
Gross profit	1,781.7	1,713.2	68.5	4.0 %
Percent of net sales	*46.4%*	*43.3 %*	*310 bps*	
Selling, distribution, and administrative expenses	1,228.4	1,212.9	15.5	1.3 %
Special charges	—	26.9	(26.9)	NM
Operating profit	553.3	473.4	79.9	16.9 %
Percent of net sales	*14.4 %*	*12.0 %*	*240 bps*	
Other expense:				
Interest (income) expense, net	(4.5)	18.9	(23.4)	(123.8)%
Miscellaneous expense, net	9.2	7.8	1.4	17.9 %
Total other expense	4.7	26.7	(22.0)	(82.4)%
Income before income taxes	548.6	446.7	101.9	22.8 %
Percent of net sales	*14.3 %*	*11.3 %*	*300 bps*	
Income tax expense	126.0	100.7	25.3	25.1 %
Effective tax rate	*23.0 %*	*22.5 %*		
Net income	$ 422.6	$ 346.0	$ 76.6	22.1 %
Diluted earnings per share	$ 13.44	$ 10.76	$ 2.68	24.9 %
NM - not meaningful				

Net Sales

Net sales of $3.84 billion for the year ended August 31, 2024 decreased by $111.2 million, or 2.8%, compared with the prior-year period due to a decline in sales within our ABL segment, partially offset by higher sales within our ISG segment. Acquisitions and divestitures did not have material impacts on consolidated net sales for the year ended August 31, 2024.

Gross Profit

Gross profit for the year ended August 31, 2024 increased $68.5 million, or 4.0%, to $1.78 billion compared with $1.71 billion for the prior year. Gross profit margin increased 310 basis points to 46.4% for fiscal 2024 compared with 43.3% in the prior-year period. Our gross profit increased compared with the prior year due primarily to favorable material and import costs, which more than offset the lower net sales and higher production costs. Additionally in fiscal 2023, we recognized a $13.0 million charge resulting from the collectability of a supplier warranty obligation owed to us for components we used in products manufactured and sold between 2017 and 2019.

Operating Profit

Selling, distribution, and administrative ("SD&A") expenses for the year ended August 31, 2024 were $1.23 billion compared with $1.21 billion in the prior year, an increase of $15.5 million, or 1.3%. The increase in SD&A expenses was due primarily to higher employee-related costs, partially offset by lower commissions and freight costs associated with the decline in net sales.

We recognized special charges of $26.9 million during fiscal year 2023. Please refer to the *Special Charges* footnote of the *Notes to Consolidated Financial Statements* within this Annual Report on Form 10-K for further details.

Operating profit for the year ended August 31, 2024 was $553.3 million (14.4% of net sales) compared with $473.4 million (12.0% of net sales) for the prior fiscal year, an increase of $79.9 million, or 16.9%. The increase in operating profit was due primarily to higher gross profit and nonrecurring fiscal 2023 special charges, partially offset by higher SD&A expenses.

Interest (Income) Expense, net

We reported net interest income of $4.5 million and net interest expense of $18.9 million for the years ended August 31, 2024 and 2023, respectively. The increase in net interest income was due to higher interest bearing cash and cash equivalent balances, higher investing rates on those balances, and lower average short-term borrowings outstanding compared to the prior year.

Miscellaneous Expense, net

Miscellaneous expense, net consists of gains and losses associated with foreign currency-related transactions, non-operating gains and losses, and non-service components of net periodic pension cost.

We reported net miscellaneous expense of $9.2 million in fiscal 2024 compared with $7.8 million in fiscal 2023. This year-over-year change was due primarily to the impact of foreign currency-related items compared to the prior year. This increase in expense was partially offset by the recognition in the prior year of an $11.2 million loss on the sale of our Sunoptics prismatic skylights business and an impairment charge of $2.5 million for one unconsolidated equity investment.

The details of the Sunoptics sale are described in the *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements*. The details of the equity investment impairment charge are included in the *Fair Value Measurements* footnote of the *Notes to Consolidated Financial Statements*.

Income Taxes and Net Income

Our effective income tax rate was 23.0% and 22.5% for the years ended August 31, 2024 and 2023, respectively. Further details regarding income taxes are included in the *Income Taxes* footnote of the *Notes to Consolidated Financial Statements*.

Net income for fiscal 2024 increased $76.6 million, or 22.1%, to $422.6 million from $346.0 million reported for the prior year. Diluted earnings per share for fiscal 2024 was $13.44 compared with $10.76 for the prior-year period, an increase of $2.68, or 24.9%. This increase reflects higher net income as well as lower outstanding diluted shares.

Segment Results

The following table sets forth information comparing the operating results of our segments, ABL and ISG, for the year ended August 31, 2024 with the year ended August 31, 2023 (in millions):

	Year Ended August 31,		Increase (Decrease)	Percent Change
	2024	**2023**		
ABL:				
Net sales	$ 3,573.4	$ 3,722.8	$ (149.4)	(4.0)%
Operating profit	582.8	509.5	73.3	14.4 %
Operating profit margin	16.3 %	13.7 %	260 *bps*	
ISG:				
Net sales	$ 291.9	$ 252.7	$ 39.2	15.5 %
Operating profit	43.6	32.1	$ 11.5	35.8 %
Operating profit margin	14.9 %	12.7 %	220 *bps*	

ABL net sales for the year ended August 31, 2024 decreased 4.0% compared with the prior-year period due to lower net sales across all channels, excluding corporate accounts. Net sales in fiscal 2023 benefited from working through an elevated backlog.

Operating profit for ABL was $582.8 million (16.3% of ABL net sales) for the year ended August 31, 2024 compared to $509.5 million (13.7% of ABL net sales) in the prior year, an increase of $73.3 million. The increase in operating profit was due primarily to improved profitability on lower sales as well as lower sales-related costs, such as commissions and freight to customers. This improved profitability was partially offset by higher employee-related costs. Additionally, in fiscal 2023, we recorded special charges for ABL of $25.0 million, charges related to the collectability of a supplier receivable of $13.0 million, and accelerated amortization expense for intangibles associated with certain brands that were discontinued of $4.0 million.

ISG net sales for the year ended August 31, 2024 increased 15.5% compared with the prior-year period primarily driven by higher demand for Distech products and the acquisition of KE2 Therm. ISG operating profit was $43.6 million (14.9% of ISG net sales) for the year ended August 31, 2024 compared with $32.1 million (12.7% of ISG net sales) in the prior-year period, an increase of $11.5 million. This increase was due primarily to contributions from higher sales, partially offset by increased employee-related costs and professional fees.

Accounting Standards Adopted in Fiscal 2024 and Accounting Standards Yet to Be Adopted

See the *New Accounting Pronouncements* footnote of the *Notes to Consolidated Financial Statements* for information on recently adopted and upcoming standards.

Critical Accounting Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition and results of operations as reflected in our *Consolidated Financial Statements*, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). As discussed in the *Description of Business and Basis of Presentation* footnote of the *Notes to Consolidated Financial Statements*, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenue and expense during the reporting period. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on our substantial historical experience and/or other relevant factors, such as projections of future performance, the results of which form the basis for making judgments about the recognition and measurement of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We discuss the development of accounting estimates with our Audit Committee of the Board of Directors on a recurring basis. See the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for a summary of our accounting policies.

We believe the following accounting topics represent our critical accounting estimates.

Revenue Recognition

We recognize revenue when we transfer control of goods and services to our customers. Revenue is measured as the amount of consideration we expect to receive in exchange for goods and services. In the period of revenue recognition, we estimate and record provisions for rebates, sales incentives, product returns, and discounts to customers, in most instances, as reductions of revenue.

We also maintain one-time or on-going marketing and trade-promotion programs with certain customers that require us to estimate and accrue the expected costs of such programs. Generally, these provisions are recorded as reductions of revenue and are estimated based on customer agreements, historical trends, expected demand, or specific notification of pending returns. Although historical experience has generally been within expectations, there can be no assurance that future rebates, sales incentives, product returns, discounts, marketing and trade-promotion programs will not exceed historical amounts. A significant increase in these activities could have a material adverse impact on our operating results in the future.

Please refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for additional information, including financial balances, regarding estimates related to revenue recognition.

Inventories

Inventories include materials, direct labor, inbound freight, customs, duties, tariffs, and related manufacturing overhead. Inventories are stated on a first-in, first-out basis at the lower of cost and net realizable value. We review inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on estimated future demand and current market conditions. Although our historical experience related to demand and market conditions has been within expectations, a significant change in customer demand, market conditions, or technology

could render certain inventory obsolete and thus could have a material adverse impact on our operating results in the period the change occurs.

Please refer to the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is calculated as the residual value of an acquisition's purchase price less the value of the identifiable net assets and is thus dependent on the appropriate identification and valuation of the net assets obtained in an acquisition.

Indefinite-lived intangible assets consist of acquired trade names that are expected to generate cash flows indefinitely. Significant estimates and assumptions were used to both identify and determine the initial fair value of these acquired intangible assets, often with the assistance of third-party valuation specialists. These assumptions include, but are not limited to, estimated future net sales and profitability, royalty rates, and discount rates.

We review goodwill and indefinite-lived intangible assets for impairment on an annual basis as of the first date of our fiscal fourth quarter (June 1) or more frequently if events occur or circumstances change, such as a significant adverse change in our business climate, that would more likely than not indicate that the fair value of a reporting unit or an indefinite-lived asset is below its carrying value.

For our annual impairment tests, we may elect to perform a qualitative assessment of our goodwill and/or indefinite-lived intangibles as allowed under Accounting Standards Codification ("ASC") Topic 350, *Intangibles—Goodwill and Other* ("ASC 350") to determine whether it is more likely than not that an impairment occurred. If we determine that an asset is more likely than not impaired, we perform a quantitative impairment assessment for that asset. Alternatively, we may elect to forego the qualitative assessment. An impairment loss for goodwill is recognized in the event a reporting unit's carrying value exceeds its fair value and for an indefinite-lived intangible asset in the event the asset's carrying value exceeds its fair value.

An assessment of our goodwill and indefinite-lived intangible assets for impairment considers the use of significant judgments and estimates in accordance with U.S. GAAP including, but not limited to, economic, industry, and Company-specific qualitative factors, projected future net sales, operating results, and cash flows. Under a quantitative assessment, fair values for goodwill and indefinite-lived intangible assets are estimated using discounted future cash flows or another appropriate fair value method. We currently believe that the estimates used in the evaluation of goodwill and indefinite-lived intangibles are reasonable, including our calculations of fiscal 2024 trade name impairment charges described below. However, future differences between actual and expected net sales, operating results, and cash flows and/or changes in the discount rates, or theoretical royalty rates for indefinite-lived intangible assets, used could require us to record additional non-cash impairment charges to earnings for the write-down in the value of such assets. Such charges could have a material adverse effect on our results of operations and financial position but not our cash flows from operations.

Goodwill

As of June 1, 2024, the current fiscal year testing date, we performed a qualitative analysis to assess goodwill for impairment. Our qualitative analysis considered and assessed external factors for each reporting unit such as macroeconomic, industry, cost, and market conditions as well as Company-specific factors, including but not limited to, our actual and planned financial performance. Based on the results of our analysis, we determined there was not a more likely than not probability of impairment for each of our three reporting units. Thus, no quantitative test was required for our $1.1 billion of goodwill.

We last performed a quantitative goodwill impairment analysis in fiscal 2023 and concluded that any reasonably likely change in the assumptions used in those analyses, including revenue growth rates, discount rates, longer term growth rates, or relevant multiples would not cause the carrying value of any reporting unit to exceed its estimated fair value. See the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Indefinite-Lived Intangible Assets

As of June 1, 2024, the current fiscal year testing date, we held eight indefinite-lived intangible assets with an aggregate carrying value of $135.5 million. For fiscal 2024, we performed a qualitative analysis to assess our indefinite-lived intangible assets for impairment. Our qualitative analysis considered and assessed external factors such as macroeconomic, industry, cost, and market conditions as well as asset-specific factors, such as each trade

name's actual and planned financial performance. Based on the results of our analysis, we determined there was not a more likely than not probability of impairment for seven of the indefinite-lived intangible assets, and no quantitative test for these assets was required. We last performed a quantitative analysis in fiscal 2023 for these seven trade names and concluded that any reasonably likely change in the assumptions used in those analyses, including revenue growth rates, discount rates, long-term growth rates, or implied royalty rates would not result in an impairment.

In the fourth quarter, management committed to a plan to rebrand certain products in ABL's portfolio. We determined this plan adversely impacted one trade name. Therefore, we performed a quantitative analysis to compare the fair value of this trade name with its carrying value. We estimated the fair value of this indefinite-lived trade name using the relief-from-royalty method, a fair value model based on discounted future cash flows. Our assumptions in valuing the trade name primarily reflected a projected decline in revenues generated by the trade name due to management's planned reduction in future use of the asset. We additionally considered other inputs, including theoretical royalty rates and discount rates, in valuing the asset. Based on the results of this assessment, we recorded an impairment charge of $3.0 million for one indefinite-lived trade name asset within *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income* related to our ABL segment. Any reasonably likely change in the assumptions used in the analysis for the trade name would not be material to our financial conditions or results of operations.

See the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for further details regarding the assumptions used and results of our annual impairment tests for the periods presented.

Product Warranty Costs

We accrue for the estimated amount of future warranty costs when the related revenue is recognized and when costs are deemed to be probable and can be reasonably estimated. Liabilities related to product warranty costs are subject to uncertainty because they require estimates of future costs. Estimated future warranty costs are primarily based on historical experience, including the number and costs of identified warranty claims as well as the period of time between the shipment of products and our settlement of related claims.

We are fully self-insured for product warranty costs. Although we assume that historical experience will continue to be the best indicator of future warranty costs, we cannot assure that future warranty costs will not exceed historical amounts. If actual future warranty costs exceed recorded amounts, additional accruals may be required, which could have a material adverse impact on our results of operations and cash flow.

See the *Commitments and Contingencies* footnote of the *Notes to Consolidated Financial Statements* for further information, including financial balances, on our estimates of liabilities for product warranty costs.

Cautionary Statement Regarding Forward-Looking Statements and Information

This filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, among other things, statements that describe or relate to the Company's plans, initiatives, projections, vision, goals, targets, commitments, expectations, objectives, prospects, strategies, or financial outlook, and the assumptions underlying or relating thereto. In some cases, we may use words such as "expect," "believe," "intend," "anticipate," "estimate," "forecast," "indicate," "project," "predict," "plan," "may," "will," "could," "should," "would," "potential," and words of similar meaning, as well as other words or expressions referencing future events, conditions, or circumstances, to identify forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on our current beliefs, expectations, and assumptions, which may not prove to be accurate, and are subject to known and unknown risks and uncertainties, many of which are outside of our control. These risks and uncertainties could cause actual events or results to differ materially from our historical experience and management's present expectations or projections. These risks and uncertainties are discussed in our filings with the U.S. Securities and Exchange Commission, including this Annual Report on Form 10-K (including, but not limited to, *Part I, Item 1A. Risk Factors*), quarterly reports on Form 10-Q, and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. You are cautioned not to place undue reliance on any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this quarterly report or to reflect the occurrence of unanticipated events, whether as a result of new information, future events, or otherwise.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

General

We are exposed to worldwide market risks that may impact our *Consolidated Balance Sheets*, *Consolidated Statements of Comprehensive Income*, *Consolidated Statements of Cash Flows,* and *Consolidated Statements of Stockholders' Equity* due primarily to changing interest and foreign exchange rates. We do not currently engage in significant commodity hedging transactions for raw materials. The following discussion provides additional information regarding our market risks.

Interest Rates

Interest rate fluctuations expose variable-rate debt of the organization to changes in interest expense and cash flows. As of August 31, 2024, our long-term debt consisted primarily of fixed-rate senior unsecured notes. A fluctuation in interest rates would not affect interest expense or cash flows related to the Company's fixed-rate debt. However, a 10% increase in market interest rates at August 31, 2024 would have decreased the estimated fair value of our senior unsecured notes by approximately $11.7 million. As of August 31, 2024, we had no borrowings outstanding on our credit facility. Interest incurred on these borrowings is not significant to our overall results of operations or cash flows. See the *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* contained in this Form 10-K for additional information.

Foreign Exchange Rates

The majority of our net sales, expense, and capital purchases are transacted in U.S. dollars. Our primary exposure with respect to foreign exchange rate fluctuation exists due to the translation of foreign operations' results into U.S. Dollars, with our largest exposures in Mexico and Canada, and, to a lesser extent, in Europe. Based on fiscal 2024 performance, a hypothetical depreciation of 10% in the value of the Canadian dollar in relation to the U.S. dollar would negatively impact operating profit by approximately $8.6 million, while a hypothetical 10% appreciation in the value of the Canadian dollar in relation to the U.S. dollar would favorably impact operating profit by approximately $10.5 million. In addition to products and services sold in Mexico, a significant portion of the goods sold in the United States are manufactured in Mexico. A hypothetical 10% decrease in the value of the Mexican peso in relation to the U.S. dollar would favorably impact operating profit by approximately $22.0 million, while a hypothetical 10% increase in the value of the Mexican peso in relation to the U.S. dollar would negatively impact operating profit by approximately $26.9 million. The individual impacts to the operating profit of hypothetical currency fluctuations in the Canadian dollar and Mexican peso have been calculated assuming no changes to functional currency amounts and in isolation from any potential responses to address such exchange rate changes in our foreign markets.

Our exposure to foreign currency risk related to our operations in Europe is immaterial and has been excluded from this analysis.

Item 8.   *Financial Statements and Supplementary Data.*

Index to Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
ACUITY BRANDS, INC.

The management of Acuity Brands, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2024. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013 Framework)*. Based on this assessment, management believes that, as of August 31, 2024, the Company's internal control over financial reporting is effective.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an audit report on its audit of the Company's internal control over financial reporting. This report dated October 28, 2024 is included within this Form 10-K.

/s/ NEIL M. ASHE	/s/ KAREN J. HOLCOM
Neil M. Ashe	**Karen J. Holcom**
Chairman, President and	**Senior Vice President and**
Chief Executive Officer	**Chief Financial Officer**

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Acuity Brands, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Acuity Brands, Inc. (the Company) as of August 31, 2024 and 2023, the related consolidated statements of comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended August 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Product Warranty Costs

Description of the Matter	As discussed in Note 8 to the financial statements, the liabilities for product warranty costs amount to $37.5 million at August 31, 2024. The Company accrues for the estimated amount of future warranty costs when the related revenue is recognized. Estimated costs for product warranty costs are accrued when probable and estimable.
	Auditing these liabilities is complex due to the uncertainty inherent in the estimates used by management to calculate the liability balances. Management's cost estimates consider historical experience, including the number and costs of identified warranty claims as well as the period of time between the shipment of products and the settlement of related claims. In addition, the liabilities are sensitive to significant management assumptions, including the expectation that historical experience will continue to be the best indicator of future warranty costs.
How We Addressed the Matter in Our Audit	We evaluated the design and tested the operating effectiveness of internal controls over the Company's product warranty costs process. We tested internal controls over management's estimates for the product warranty costs. Our audit also included the evaluation of controls that address the completeness and accuracy of the data utilized in calculating the estimates.
	Our audit procedures related to product warranty costs also included, among others, evaluating the Company's estimation methodology and the related significant assumptions, including testing the historical data used in the Company's estimation methodology. Furthermore, we performed sensitivity analyses on the cost estimates to evaluate the significant judgments made by management, and the impact on the liability from changes in assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Atlanta, Georgia
October 28, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Acuity Brands, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Acuity Brands, Inc.'s internal control over financial reporting as of August 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Acuity Brands, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of August 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 31, 2024 and 2023, the related consolidated statements of comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended August 31, 2024, and the related notes and our report dated October 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
October 28, 2024

ACUITY BRANDS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except per-share data)

	August 31,	
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 845.8	$ 397.9
Accounts receivable, less reserve for doubtful accounts of $1.9 and $1.3, respectively	563.0	555.3
Inventories	387.6	368.5
Prepayments and other current assets	75.1	73.5
Total current assets	1,871.5	1,395.2
Property, plant, and equipment, net	303.9	297.6
Operating lease right-of-use assets	65.6	84.1
Goodwill	1,098.7	1,097.9
Intangible assets, net	440.5	481.2
Deferred income taxes	2.3	3.0
Other long-term assets	32.1	49.5
Total assets	$ 3,814.6	$ 3,408.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 352.3	$ 285.7
Current operating lease liabilities	19.2	19.7
Accrued compensation	110.1	103.3
Other current liabilities	206.3	186.7
Total current liabilities	687.9	595.4
Long-term debt	496.2	495.6
Long-term operating lease liabilities	58.1	75.5
Accrued pension liabilities	37.5	38.4
Deferred income taxes	26.0	59.0
Other long-term liabilities	130.1	129.2
Total liabilities	1,435.8	1,393.1
Commitments and contingencies (see *Commitments and Contingencies* footnote)		
Stockholders' equity:		
Preferred stock, $0.01 par value per share; 50.0 shares authorized; none issued	—	—
Common stock, $0.01 par value per share; 500.0 shares authorized; 54.6 and 54.4 issued, respectively	0.5	0.5
Paid-in capital	1,115.9	1,066.8
Retained earnings	3,909.8	3,505.4
Accumulated other comprehensive loss	(114.9)	(112.6)
Treasury stock, at cost — 23.8 and 23.4 shares, respectively	(2,532.5)	(2,444.7)
Total stockholders' equity	2,378.8	2,015.4
Total liabilities and stockholders' equity	$ 3,814.6	$ 3,408.5

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

ACUITY BRANDS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions, except per-share data)

		Year Ended August 31,				
		2024		**2023**		**2022**
Net sales	$	3,841.0	$	3,952.2	$	4,006.1
Cost of products sold		2,059.3		2,239.0		2,333.4
Gross profit		1,781.7		1,713.2		1,672.7
Selling, distribution, and administrative expenses		1,228.4		1,212.9		1,163.0
Special charges		—		26.9		—
Operating profit		553.3		473.4		509.7
Other expense:						
Interest (income) expense, net		(4.5)		18.9		24.9
Miscellaneous expense (income), net		9.2		7.8		(9.1)
Total other expense		4.7		26.7		15.8
Income before income taxes		548.6		446.7		493.9
Income tax expense		126.0		100.7		109.9
Net income	$	422.6	$	346.0	$	384.0
Earnings per share[1]:						
Basic earnings per share	$	13.68	$	10.88	$	11.23
Basic weighted average number of shares outstanding		30.885		31.806		34.182
Diluted earnings per share	$	13.44	$	10.76	$	11.08
Diluted weighted average number of shares outstanding		31.445		32.164		34.645
Dividends declared per share	$	0.58	$	0.52	$	0.52
Comprehensive income:						
Net income	$	422.6	$	346.0	$	384.0
Other comprehensive (loss) income items, net of tax:						
Foreign currency translation adjustments		(5.9)		8.5		(33.3)
Defined benefit plans, net of tax		3.6		4.7		5.7
Other comprehensive (loss) income items, net of tax		(2.3)		13.2		(27.6)
Comprehensive income	$	420.3	$	359.2	$	356.4

———————————

[1] Earnings per share is calculated using unrounded numbers. Amounts in the table may not recalculate exactly due to rounding.

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

ACUITY BRANDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended August 31,					
		2024		**2023**		**2022**
Cash flows from operating activities:						
Net income	$	422.6	$	346.0	$	384.0
Adjustments to reconcile net income to cash flows from operating activities:						
Depreciation and amortization		91.1		93.2		94.8
Share-based payment expense		46.6		42.0		37.4
Gain on the sale or disposal of property, plant, and equipment		—		—		(2.3)
Asset impairments		3.0		20.8		1.7
Loss on sale of a business		—		11.2		—
Deferred income taxes		(33.6)		(47.8)		0.6
Changes in operating assets and liabilities, net of acquisitions and divestitures:						
Accounts receivable		(8.7)		114.6		(99.7)
Inventories		(16.3)		115.2		(83.3)
Prepayments and other current assets		(3.0)		21.4		(17.6)
Accounts payable		66.2		(110.5)		2.6
Other operating activities		51.3		(28.0)		(1.9)
Net cash provided by operating activities		619.2		578.1		316.3
Cash flows from investing activities:						
Purchases of property, plant, and equipment		(64.0)		(66.7)		(56.5)
Proceeds from sale of property, plant, and equipment		—		—		8.9
Acquisitions of businesses, net of cash acquired		—		(35.5)		(12.9)
Other investing activities		(1.1)		11.5		(1.7)
Net cash used for investing activities		(65.1)		(90.7)		(62.2)
Cash flows from financing activities:						
Repayments on credit facility, net of borrowings		—		(18.0)		18.0
Repurchases of common stock		(88.7)		(266.6)		(514.8)
Proceeds from stock option exercises and other		13.5		2.7		12.5
Payments of taxes withheld on net settlement of equity awards		(11.1)		(14.2)		(8.6)
Dividends paid		(18.2)		(16.8)		(18.1)
Other financing activities		—		—		(1.4)
Net cash used for financing activities		(104.5)		(312.9)		(512.4)
Effect of exchange rate changes on cash and cash equivalents		(1.7)		0.2		(9.8)
Net change in cash and cash equivalents		447.9		174.7		(268.1)
Cash and cash equivalents at beginning of year		397.9		223.2		491.3
Cash and cash equivalents at end of year	$	845.8	$	397.9	$	223.2
Supplemental cash flow information:						
Income taxes paid	$	155.7	$	147.2	$	109.4
Interest paid	$	24.4	$	27.9	$	26.1

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

ACUITY BRANDS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Common Stock Outstanding		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss Items	Treasury Stock, at cost	Total
	Shares[1]	Amount					
Balance, August 31, 2021	35.2	$ 0.5	$ 995.6	$ 2,810.3	$ (98.2)	$(1,663.7)	$2,044.5
Net income	—	—	—	384.0	—	—	384.0
Other comprehensive loss, net of tax	—	—	—	—	(27.6)	—	(27.6)
Share-based payment amortization, issuances, and cancellations	0.1	—	28.2	—	—	—	28.2
Employee stock purchase plan issuances	—	—	1.8	—	—	—	1.8
Cash dividends of $0.52 per share paid on common stock	—	—	—	(18.1)	—	—	(18.1)
Stock options exercised	0.1	—	10.7	—	—	—	10.7
Repurchases of common stock	(2.9)	—	—	—	—	(511.7)	(511.7)
Balance, August 31, 2022	32.5	0.5	1,036.3	3,176.2	(125.8)	(2,175.4)	1,911.8
Net income	—	—	—	346.0	—	—	346.0
Other comprehensive income, net of tax	—	—	—	—	13.2	—	13.2
Share-based payment amortization, issuances, and cancellations	0.2	—	27.8	—	—	—	27.8
Employee stock purchase plan issuances	—	—	1.5	—	—	—	1.5
Cash dividends of $0.52 per share paid on common stock	—	—	—	(16.8)	—	—	(16.8)
Stock options exercised	—	—	1.2	—	—	—	1.2
Repurchases of common stock	(1.6)	—	—	—	—	(269.3)	(269.3)
Balance, August 31, 2023	31.1	0.5	1,066.8	3,505.4	(112.6)	(2,444.7)	2,015.4
Net income	—	—	—	422.6	—	—	422.6
Other comprehensive loss, net of tax	—	—	—	—	(2.3)	—	(2.3)
Share-based payment amortization, issuances, and cancellations	0.1	—	35.6	—	—	—	35.6
Employee stock purchase plan issuances	—	—	1.5	—	—	—	1.5
Cash dividends of $0.58 per share paid on common stock	—	—	—	(18.2)	—	—	(18.2)
Stock options exercised	0.1	—	12.0	—	—	—	12.0
Repurchases of common stock	(0.5)	—	—	—	—	(87.8)	(87.8)
Balance, August 31, 2024	30.8	$ 0.5	$1,115.9	$ 3,909.8	$ (114.9)	$(2,532.5)	$2,378.8

_____

[1] Share activity and balances above calculated using rounded numbers.

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

Note 1 — Description of Business and Basis of Presentation

Acuity Brands, Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) is a market-leading industrial technology company. We use technology to solve problems in spaces and light. Through our two business segments, Acuity Brands Lighting and Lighting Controls ("ABL") and the Intelligent Spaces Group ("ISG"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management systems, and location-aware applications.

ABL Segment

Our ABL strategy is to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and how we operate the business, and drive productivity. ABL's portfolio of lighting solutions includes commercial, architectural, and specialty lighting in addition to lighting controls and components that can be combined to create integrated lighting controls systems. We offer devices such as luminaires that predominantly utilize light emitting diode ("LED") technology designed to optimize energy efficiency and comfort for various indoor and outdoor applications. ABL's portfolio of products includes but is not limited to the following brands: A-Light™, Aculux™, American Electric Lighting®, Cyclone™, Dark to Light®, eldoLED®, Eureka®, Gotham®, Healthcare Lighting®, Holophane®, Hydrel®, IOTA®, Juno®, Lithonia Lighting®, Luminaire LED™, Luminis®, Mark Architectural Lighting™, nLight®, OPTOTRONIC®, Peerless®, RELOC® Wiring Solutions, and SensorSwitch™.

Principal customers of ABL include electrical distributors, retail home improvement centers, electric utilities, corporate accounts, original equipment manufacturer ("OEM") customers, digital retailers, lighting showrooms, and energy service companies. Our customers are located in North America and select international markets that serve new construction, renovation and retrofit, and maintenance and repair applications. ABL's lighting and lighting controls solutions are sold primarily through a network of independent sales agencies that cover specific geographic areas and market channels, by internal sales representatives, through consumer retail channels, directly to large corporate accounts, and directly to OEM customers. Products are delivered primarily through a network of distribution centers as well as directly from our manufacturing facilities using both common carriers and an internally-managed truck fleet.

ISG Segment

Our ISG strategy is to make spaces smarter, safer, and greener by connecting the edge to the cloud. ISG offers building management solutions and building management software. Our building management solutions include products for controlling heating, ventilation, air conditioning ("HVAC"), lighting, shades, refrigeration, and building access that deliver end-to-end optimization of those building systems. Our intelligent building management software enhances the occupant experience, improves building system management, and automates labor intensive tasks while delivering operational energy efficiency and cost reductions. Through a connected and converged building system architecture, our software delivers different applications, allows clients to upgrade over time with natural refresh cycles, and deploys new capabilities. Customers of ISG primarily include system integrators as well as retail stores, airports, and enterprise campuses throughout North America and select international locations. ISG products and solutions are marketed under multiple brand names, including but not limited to, Atrius® and Distech Controls®.

Basis of Presentation

We have prepared the *Consolidated Financial Statements* in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") to present the financial position, results of operations, and cash flows of Acuity Brands, Inc. and its wholly-owned subsidiaries.

Note 2 — Significant Accounting Policies

Principles of Consolidation

The *Consolidated Financial Statements* include the accounts of Acuity Brands, Inc. and its wholly-owned subsidiaries after elimination of intercompany transactions and accounts.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for information related to our revenue recognition accounting policies.

Cash and Cash Equivalents

Cash in excess of daily requirements is invested in time deposits and marketable securities and is included in the accompanying balance sheets at fair value. We consider time deposits and marketable securities with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

We record accounts receivable at net realizable value. This value includes a reserve for doubtful accounts to reflect our estimate of expected credit losses over the contractual terms of our receivables. Our estimation of current expected credit losses reflects our considerations of historical write-offs, an analysis of past due accounts based on the contractual terms of the receivables, and the economic status of customers, if known. We additionally consider the impact of general economic conditions, including construction spending, unemployment rates, and macroeconomic growth, on our customers' future ability to meet their obligations. We believe that the reserve is sufficient to cover uncollectible amounts; however, there can be no assurance that unanticipated future business conditions of customers will not have a negative impact on our results of operations, financial condition, or cash flows.

Concentrations of Credit Risk

Concentrations of credit risk with respect to receivables, which are typically unsecured, are generally limited due to the wide variety of customers and markets using our lighting, lighting controls, building management systems, and location-aware applications as well as their dispersion across many different geographic areas. No single customer accounted for more than 10% of receivables at August 31, 2024. One customer accounted for 10% of receivables at August 31, 2023. No single customer accounted for more than 10% of net sales in fiscal 2024, 2023, or 2022.

Reclassifications

We may reclassify certain prior period amounts to conform to the current year presentation. No material reclassifications occurred during the current period.

Inventories

Inventories include materials, direct labor, inbound freight, customs, duties, tariffs, and related manufacturing overhead. Inventories are stated on a first-in, first-out basis at the lower of cost and net realizable value and consist of the following as of the dates presented (in millions):

	August 31,	
	2024	**2023**
Raw materials, supplies, and work in process[1]	$ 222.1	$ 214.0
Finished goods	191.1	180.3
Inventories excluding reserves	413.2	394.3
Less: Reserves	(25.6)	(25.8)
Total inventories	$ 387.6	$ 368.5

_____

[1] Due to the immaterial amount of estimated work in process and the short lead times for the conversion of raw materials to finished goods, we do not believe the segregation of raw materials and work in process is meaningful information.

We review inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on estimated future demand and current market conditions. Although our historical experience related to demand and market conditions have been within expectations, a significant change in customer demand, market conditions, or technology could render certain inventory obsolete and thus could have a material adverse impact on our operating results in the period the change occurs. The following table summarizes the changes in our inventory reserves for the periods presented (in millions):

	Year Ended August 31,		
	2024	**2023**	**2022**
Beginning balance	$ 25.8	$ 30.9	$ 38.0
Additions to reserve	10.9	16.2	15.7
Disposals of reserved inventory	(11.0)	(20.6)	(22.5)
Foreign currency translation adjustments	(0.1)	(0.7)	(0.3)
Ending balance	$ 25.6	$ 25.8	$ 30.9

Assets Held for Sale

We classify assets as held for sale when a plan for disposal is developed and approved, the asset is available for immediate sale, an active program to locate a buyer at a price reasonable in relation to current fair value is initiated, and transfer of the asset is expected to be completed within one year. We cease the depreciation and amortization of the assets when all of these criteria have been met and generally reflect balances within *Prepayments and other current assets* on our *Consolidated Balance Sheets*. We did not have any assets classified as held for sale at August 31, 2024 or August 31, 2023.

During the year ended August 31, 2022, we sold one building classified as held for sale at August 31, 2021 with a total carrying value of $6.6 million for a gain of approximately $2.3 million. This gain is reflected in *Selling, distribution, and administrative expenses* within our *Consolidated Statements of Comprehensive Income*.

Goodwill and Other Intangibles

The changes in the carrying amount of goodwill during the periods presented by segment are summarized as follows (in millions):

	ABL	ISG	Total
Balance as of August 31, 2022	$ 1,014.2	$ 70.1	$ 1,084.3
Additions from acquired businesses	—	15.2	15.2
Adjustments to provisional amounts from acquired businesses	—	(0.2)	(0.2)
Derecognitions for divestitures	(0.7)	—	(0.7)
Foreign currency translation adjustments	0.9	(1.6)	(0.7)
Balance as of August 31, 2023	1,014.4	83.5	1,097.9
Foreign currency translation adjustments	0.7	0.1	0.8
Balance as of August 31, 2024	$ 1,015.1	$ 83.6	$ 1,098.7

Through multiple acquisitions, we acquired definite-lived intangible assets that are amortized over their estimated useful lives as well as indefinite-lived intangible assets, which consist of trade names that are expected to generate cash flows indefinitely. Significant estimates and assumptions were used to determine the initial fair value of these acquired intangible assets, including estimated future short-term and long-term net sales and profitability, customer attrition rates, royalty rates, and discount rates. Certain of our intangible assets are attributable to foreign operations and are impacted by currency translation due to movements in foreign currency rates year over year. Summarized information for our intangible assets is as follows as of the dates presented (in millions):

	August 31,			
	2024		2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets:				
Patents and patented technology	$ 157.5	$ (133.3)	$ 158.8	$ (122.3)
Trademarks and trade names	45.5	(20.5)	45.5	(18.4)
Distribution networks	61.8	(51.6)	61.8	(49.4)
Customer relationships	428.6	(180.1)	425.0	(155.4)
Total definite-lived intangible assets	$ 693.4	$ (385.5)	$ 691.1	$ (345.5)
Indefinite-lived trade names	$ 132.6		$ 135.6	

We recorded amortization expense of $39.7 million, $42.1 million, and $41.0 million related to acquired intangible assets during fiscal 2024, 2023, and 2022, respectively. Amortization expense is generally recorded on a straight-line basis.

The following table summarizes the expected amortization expense for the next five fiscal years (in millions):

Fiscal Year	August 31, 2024
2025	$ 32.1
2026	29.8
2027	28.3
2028	24.2
2029	22.8

Impairment Analyses

We test goodwill and indefinite-lived intangible assets for impairment on an annual basis as of the first date of our fourth fiscal quarter (June 1) or more frequently if facts and circumstances indicate an asset is more likely than not impaired, as required by Accounting Standards Codification ("ASC") Topic 350, *Intangibles—Goodwill and Other* ("ASC 350"). ASC 350 allows for an optional qualitative analysis for goodwill and indefinite-lived intangible assets to determine the likelihood of impairment. If the qualitative review results in a more likely than not probability of impairment, a quantitative analysis is required. The qualitative step may be bypassed entirely in favor of a quantitative test.

Goodwill

As of June 1, 2024, the current fiscal year testing date, we performed a qualitative analysis to assess the fair value of our reporting units as prescribed by ASC 350. Our qualitative analysis considered and assessed external factors for each reporting unit such as macroeconomic, industry, cost, and market conditions as well as Company-specific factors, including but not limited to, our actual and planned financial performance. Based on the results of our analysis, we determined there was not a more likely than not probability of impairment for each of our three reporting units. Thus, no quantitative test was required for our $1.1 billion of goodwill.

In fiscal 2023 and 2022, we used a quantitative analysis to calculate the fair value of our three reporting units using a combination of discounted future cash flows and relevant market multiples. The analysis for goodwill did not result in an impairment charge during fiscal 2023, or 2022.

Indefinite-Lived Intangibles

As of June 1, 2024, the current fiscal year testing date, we held eight indefinite-lived intangible assets with an aggregate carrying value of $135.5 million. For fiscal 2024, we performed a qualitative analysis to assess our indefinite-lived intangible assets for impairment. Our qualitative analysis considered and assessed external factors such as macroeconomic, industry, cost, and market conditions as well as asset-specific factors, such as each trade name's actual and planned financial performance. Based on the results of our analyses, we determined there was not a more likely than not probability of impairment for seven of the indefinite-lived intangible assets, and no quantitative test for these assets was required.

In the fourth quarter of fiscal 2024, management committed to a plan to rebrand certain products in ABL's portfolio. We determined this plan adversely impacted one trade name. Therefore, we performed a quantitative analysis to compare the fair value of this trade name with its carrying value. We estimated the fair value of this indefinite-lived trade name using the relief-from-royalty method, a fair value model based on discounted future cash flows. Our assumptions in valuing the trade name primarily reflected a projected decline in revenues generated by the trade name due to management's planned reduction in future use of the asset. We additionally considered other inputs, including theoretical royalty rates and discount rates, in valuing the asset. Based on the results of the indefinite-lived intangible asset analyses for fiscal 2024, we recorded an impairment charge of $3.0 million for one indefinite-lived trade name asset within *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income* related to our ABL segment. Any reasonably likely change in the assumptions used in the analysis for the trade name would not be material to the impairment charge recorded or to our financial conditions or results of operations.

In fiscal 2023, we recorded an impairment charge of $14.0 million for six trade names within *Special Charges* in the *Consolidated Statements of Comprehensive Income* related to our ABL segment. We also determined five of these trade names no longer had indefinite lives. These trade names were classified as definite-lived as of June 1, 2023 and are amortized over 15 years. The impairment analyses for fiscal 2023 of the other seven indefinite-lived intangible assets indicated that their fair values exceeded their carrying values.

The impairment analyses of our indefinite-lived intangible assets indicated that their fair values exceeded their carrying values for fiscal 2022.

Other Long-Term Assets

Other long-term assets consist of the following items whose economic benefits are expected to be realized greater than one year from the dates presented (in millions):

	August 31,		
	2024		**2023**
Deferred costs and other assets[1] [2]	$	12.1	$ 29.9
Investments in debt and equity securities		6.7	7.2
Pensions plans in which plan assets exceed benefit obligation		13.3	12.4
Total other long-term assets	$	32.1	$ 49.5

[1] Estimated recoveries of warranty costs, net of estimated credit losses, expected to be recovered greater than one year from the respective balance sheet dates are included in this category.

[2] Included within this category are company-owned life insurance investments. We maintain life insurance policies on 52 former employees primarily to satisfy obligations under certain deferred compensation plans. These company-owned life insurance policies are presented net of loans that are secured by these policies. This program is frozen, and no new policies were issued in the three-year period ended August 31, 2024.

Other Current Liabilities

Other current liabilities consist of the following as of the dates presented (in millions):

	August 31,		
	2024		**2023**
Customer incentive programs[1]	$	35.3	$ 31.6
Refunds to customers[1]		28.2	25.6
Current deferred revenues[1]		17.4	14.1
Sales commissions		35.3	35.7
Freight costs		18.1	15.0
Product warranty costs[2]		28.4	22.8
Tax-related items[3]		7.1	9.2
Interest on long-term debt[4]		2.3	2.3
Other		34.2	30.4
Total other current liabilities	$	206.3	$ 186.7

[1] Refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for additional information.

[2] Refer to the *Commitments and Contingencies* footnote of the *Notes to Consolidated Financial Statements* for additional information.

[3] Includes accruals for income, property, sales and use, and value added taxes.

[4] Refer to the *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Other Long-Term Liabilities

Other long-term liabilities consist of the following as of the dates presented (in millions):

	August 31,	
	2024	**2023**
Deferred compensation and postretirement benefits other than pensions[1]	$ 47.2	$ 45.6
Deferred revenues[2]	41.5	47.6
Unrecognized tax position liabilities, including interest[3]	25.7	23.4
Product warranty costs[4]	9.1	8.8
Other	6.6	3.8
Total other long-term liabilities	$ 130.1	$ 129.2

_____

[1] We maintain several non-qualified retirement plans for the benefit of eligible employees, primarily deferred compensation plans. The deferred compensation plans provide for elective deferrals of an eligible employee's compensation and, in some cases, matching contributions by the organization. We maintain life insurance policies on certain former officers and other key employees as a means of satisfying a portion of these obligations.

[2] Refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for additional information.

[3] Refer to the *Income Taxes* footnote of the *Notes to Consolidated Financial Statements* for additional information.

[4] Refer to the *Commitments and Contingencies* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Shipping and Handling Fees and Costs

We include shipping and handling fees billed to customers in *Net sales* in the *Consolidated Statements of Comprehensive Income*. Refer to the *Revenue Recognition* footnote of the *Notes to Financial Statements* for further information.

When a product is sold, the associated shipping and handling costs are recorded in the *Consolidated Statements of Comprehensive Income* based on their function. Costs associated with inbound freight and freight between manufacturing facilities and distribution centers are generally recorded in *Cost of products sold,* which may be capitalized into inventory. Other shipping and handling costs, which primarily include amounts incurred to transfer finished goods to a customer's desired location, are included in *Selling, distribution, and administrative expenses* and totaled $134.2 million, $141.7 million, and $151.2 million in fiscal 2024, 2023, and 2022, respectively.

Share-based Payments

We account for stock options, restricted stock, performance stock units, and stock units representing certain deferrals into the Nonemployee Director Deferred Compensation Plan (the "Director Plan") or the Supplemental Deferred Savings Plan ("SDSP") (both of which are discussed further in the *Share-based Payments* footnote) based on their grant-date fair values estimated under the provisions of ASC Topic 718, *Compensation—Stock Compensation* ("ASC 718").

We generally recognize compensation cost for share-based payment transactions on a straight-line basis over an award's requisite service period as defined by ASC 718. We apply the accelerated attribution method in certain circumstances, such as when a performance stock unit is subject to graded vesting. For awards subject to a market condition, we consider both actual and derived service periods, as well as the expected performance period, to determine the appropriate compensation recognition method.

We have recorded share-based payment expense, net of estimated forfeitures, in *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income*. Share-based payment expense includes expense related to restricted stock, performance stock units, options issued, and stock units deferred into the Director Plan. We recorded $46.6 million, $42.0 million, and $37.4 million of share-based payment expense for the years ended August 31, 2024, 2023, and 2022, respectively. The total income tax benefit recognized for share-based payment expense was $8.3 million, $7.2 million, and $9.6 million for the years ended August 31, 2024, 2023, and 2022, respectively.

Excess tax benefits and/or expense related to share-based payment awards are reported within *Income tax expense* on the *Consolidated Statements of Comprehensive Income*. We recognized net excess tax benefits related

to share-based payment cost of $1.5 million, $1.5 million, and $4.8 million for the years ended August 31, 2024, 2023, and 2022, respectively.

See the *Share-based Payments* footnote of the *Notes to Consolidated Financial Statements* for more information.

Property, Plant, and Equipment

Property, plant, and equipment is initially recorded at cost and depreciated principally on a straight-line basis using estimated useful lives of plant and equipment (3 to 40 years for buildings and related improvements and 2 to 15 years for machinery, equipment, and information technology) for financial reporting purposes. Accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the improvement. Land is not depreciated. Depreciation expense amounted to $51.4 million, $51.1 million, and $53.8 million during fiscal 2024, 2023, and 2022, respectively. The balance of property, plant, and equipment consists of the following as of the dates presented (in millions):

	August 31,		
	2024		**2023**
Land	$ 22.3	$	23.0
Buildings and leasehold improvements	218.7		210.9
Machinery, equipment, and information technology	758.7		727.9
Total property, plant, and equipment, at cost	999.7		961.8
Less: Accumulated depreciation and amortization	(695.8)		(664.2)
Property, plant, and equipment, net	$ 303.9	$	297.6

Research and Development

Research and development ("R&D") expense consists of compensation, payroll taxes, employee benefits, materials, supplies, and other administrative costs, but it does not include all new or enhanced product development costs. R&D expense is expensed as incurred and is included in *Selling, distribution, and administrative expenses* in our *Consolidated Statements of Comprehensive Income*. R&D expense amounted to $102.3 million, $97.1 million, and $95.1 million during fiscal 2024, 2023, and 2022, respectively.

Advertising

Advertising costs are expensed as incurred and are included within *Selling, distribution, and administrative expenses* in our *Consolidated Statements of Comprehensive Income*. These costs totaled $20.1 million, $21.9 million, and $19.3 million during fiscal 2024, 2023, and 2022, respectively.

Other Expense

The following table summarizes the components of O*ther expense* during the periods presented (in millions):

	Year Ended August 31,					
	2024		**2023**		**2022**	
Interest (income) expense, net:						
Interest expense[1]	$	25.3	$	27.9	$	27.0
Interest income[2]		(29.8)		(9.0)		(2.1)
Interest (income) expense, net		(4.5)	$	18.9	$	24.9
Miscellaneous expense (income), net						
Non-service components of net periodic pension cost		4.5		5.0		(1.0)
Foreign currency transaction losses (gains)		5.3		(8.4)		(5.3)
Loss on sale of business[3]		—		11.2		—
Other items		(0.6)		—		(2.8)
Miscellaneous expense (income), net		9.2		7.8		(9.1)
Other expense	$	4.7	$	26.7	$	15.8

---

[1] Consists primarily of interest expense on long-term debt, line of credit borrowings, and loans that are secured by and presented net of company-owned life insurance policies on our *Consolidated Balance Sheets.*

[2] Certain cash and cash equivalents are held in interest-bearing accounts.

[3] We recorded a loss on the sale of our Sunoptics prismatic skylights business in fiscal 2023. Refer to *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements* for further details.

Income Taxes

We are taxed at statutory corporate rates after adjusting income reported for financial statement purposes for certain items that are treated differently for income tax purposes. Deferred income tax expenses or benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. Refer to the *Income Taxes* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Foreign Currency Translation

The functional currency for foreign operations is generally the local currency where the foreign operations are domiciled. The translation of foreign currencies into U.S. dollars is performed for asset and liability accounts using exchange rates in effect at the balance sheet dates and for revenue and expense accounts using a weighted average exchange rate each month during the year. The gains or losses resulting from the balance sheet translation are included in *Foreign currency translation adjustments* in the *Consolidated Statements of Comprehensive Income* and are excluded from net income.

Comprehensive Income

Comprehensive income represents a measure of all changes in equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. *Other comprehensive (loss) income* items includes foreign currency translation and pension adjustments.

The following table presents the changes in each component of accumulated other comprehensive loss net of tax during the periods presented (in millions):

	Foreign Currency Items	Defined Benefit Pension Plans	Accumulated Other Comprehensive Loss Items
Balance as of August 31, 2022	$ (73.5)	$ (52.3)	$ (125.8)
Other comprehensive income before reclassifications	8.5	0.4	8.9
Amounts reclassified from accumulated other comprehensive loss[1]	—	4.3	4.3
Net current period other comprehensive income	8.5	4.7	13.2
Balance as of August 31, 2023	(65.0)	(47.6)	(112.6)
Other comprehensive (loss) income before reclassifications	(5.9)	1.0	(4.9)
Amounts reclassified from accumulated other comprehensive loss[1]	—	2.6	2.6
Net current period other comprehensive (loss) income	(5.9)	3.6	(2.3)
Balance as of August 31, 2024	$ (70.9)	$ (44.0)	$ (114.9)

[1]   The before tax amounts of the defined benefit pension plan items are included in net periodic pension cost. See the *Pension and Defined Contribution Plans* footnote for additional details.

The following table presents the tax expense or benefit allocated to each component of other comprehensive income (loss) during the periods presented (in millions):

	Year Ended August 31,								
	2024			**2023**			**2022**		
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Foreign currency translation adjustments	$ (5.9)	$ —	$ (5.9)	$ 8.5	$ —	$ 8.5	$ (33.3)	$ —	$ (33.3)
Defined benefit pension plans:									
Actuarial amounts	1.4	(0.4)	1.0	0.4	—	0.4	0.7	—	0.7
Amortization of defined benefit pension items:									
Prior service cost	0.1	—	0.1	2.6	(0.6)	2.0	2.9	(0.7)	2.2
Actuarial losses	3.3	(0.8)	2.5	3.0	(0.7)	2.3	3.3	(0.8)	2.5
Settlement losses	—	—	—	—	—	—	0.4	(0.1)	0.3
Total defined benefit plans, net	4.8	(1.2)	3.6	6.0	(1.3)	4.7	7.3	(1.6)	5.7
Other comprehensive (loss) income	$ (1.1)	$ (1.2)	$ (2.3)	$ 14.5	$ (1.3)	$ 13.2	$ (26.0)	$ (1.6)	$ (27.6)

Note 3 — New Accounting Pronouncements

Accounting Standards Yet to Be Adopted

Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09")

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, which expands income tax disclosure requirements to include additional information related to the rate reconciliation of our effective tax rates to statutory rates as well as additional disaggregation of taxes paid. The amendments in the ASU also remove disclosures related to certain unrecognized tax benefits and deferred taxes. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, or our fiscal 2026. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07")

In November 2023, the FASB issued ASU 2023-07, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to an entity's chief operating decision maker ("CODM"), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. Annual disclosures are required for fiscal years beginning after December 15, 2023 or our fiscal 2025. Interim disclosures are required for periods within fiscal years beginning after December 15, 2024, or our fiscal 2026. Retrospective application is required for all prior periods presented, and early adoption is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Note 4 — Acquisitions and Divestitures

Acquisitions

The following discussion relates to fiscal 2023 acquisitions. There were no acquisitions during fiscal 2024 or 2022. The $12.9 million of cash outflows reflected in the fiscal 2022 *Consolidated Statements of Cash Flows* relate to fiscal 2021 acquisitions primarily for working capital settlements.

Fiscal 2023 Acquisitions

On May 15, 2023, using cash on hand, we acquired all of the equity interests of KE2 Therm Solutions, Inc. ("KE2 Therm"). KE2 Therm develops and provides intelligent refrigeration control solutions that deliver the precision of digital controls to promote safety, efficiency, and reliability, while delivering cost savings to the customer. This acquisition expanded ISG's technology and controls product portfolio and reached new customers.

We accounted for the acquisition of KE2 Therm in accordance with ASC Topic 805*, Business Combinations* ("ASC 805"). We finalized the acquisition accounting for the KE2 Therm acquisition during the third quarter of fiscal 2024. There were no material measurement period adjustments during fiscal 2024.

Acquired assets and liabilities were recorded at their estimated acquisition-date fair values. Acquisition-related costs were expensed as incurred and were not material to our financial statements. The aggregate purchase price of this acquisition reflects goodwill within the ISG segment of $15.0 million, which is not deductible for tax purposes. The goodwill was comprised of expected benefits related to expanding ISG's technology and controls product portfolio as well as the trained workforce acquired with these businesses and expected synergies from combining KE2 Therm with our current businesses.

We additionally recorded gross intangible assets of $18.0 million, which reflects estimates for definite-lived intangibles with an estimated weighted average useful life of approximately 15 years.

The operating results of KE2 Therm have been included in our financial statements since the date of acquisition and

are not material to our consolidated financial condition, results of operations, or cash flows.

Divestitures

There were no divestitures during fiscal 2024 or 2022. The following discussion relates to fiscal year 2023 activities.

We sold our Sunoptics prismatic skylights business in November 2022. We transferred assets with a total carrying value of $15.1 million, which primarily consisted of intangibles with definite lives, inventories, and allocated goodwill from the ABL segment. We recognized a pre-tax loss on the sale of $11.2 million within *Miscellaneous expense (income), net* on the *Consolidated Statements of Comprehensive Income*. Additionally, during fiscal 2023 we recorded impairment charges for certain retained assets as well as associate severance and other costs related to the sale. These items are included within *Special charges* on the *Consolidated Statements of Comprehensive Income*. See the *Special Charges* footnote of the *Notes to Consolidated Financial Statements* for further details.

Note 5 — Fair Value Measurements

We determine fair value measurements based on the assumptions a market participant would use in pricing an asset or liability. ASC Topic 820, *Fair Value Measurement* ("ASC 820"), establishes a three-level hierarchy that distinguishes between market participant assumptions based on (i) unadjusted quoted prices for identical assets or liabilities in an active market (Level 1), (ii) quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (Level 2), and (iii) prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (Level 3).

We utilize valuation methodologies to determine the fair values of our financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC 820. All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during the current period. No transfers between the levels of the fair value hierarchy occurred during the current fiscal period. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized on the date of occurrence. We may from time to time be required to remeasure the carrying value of certain assets and liabilities to fair value on a nonrecurring basis. Such adjustments typically arise if we determine that certain of our assets are impaired.

Financial Instruments Recorded at Fair Value

The following table summarizes balances and the fair value hierarchy level of our financial instruments recorded at fair value on a recurring basis as of the dates presented (in millions):

	August 31,							
	2024				2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 845.8	$ —	$ —	$ 845.8	$ 397.9	$ —	$ —	$ 397.9
Other financial instruments	—	—	—	—	—	0.4	—	0.4
Assets in fair value hierarchy	845.8	—	—	845.8	397.9	0.4	—	398.3
Other investments[(1)]				6.7				7.2
Total	$ 845.8	$ —	$ —	$ 852.5	$ 397.9	$ 0.4	$ —	$ 405.5

[(1)] Includes strategic investments in privately-held entities over which we do not exercise significant influence or control without readily determinable fair values. Amounts are recorded at cost less any impairment adjusted for observable price changes, if any.

In the fourth quarter of fiscal 2024, management committed to a plan to rebrand certain products in ABL's portfolio, which resulted in an impairment charge of $3.0 million for one indefinite-lived trade name asset. This amount is recorded within *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive*

Income and related to our ABL segment. Refer to the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for further details.

We had no credit losses on our investments at August 31, 2024. During fiscal 2023, we received cash for the cancellation of a strategic investment, whose underlying company was acquired by a third party. We also received preferred equity in the third party with a cost basis of $2.5 million that is accounted for under ASC 320, *Investments —Debt Securities* using discounted cash flows based on rates of similar instruments (Level 2). During the year ended August 31, 2023, we recorded an allowance for credit loss for this investment for its full cost basis. This credit loss reflected a decline in the underlying company's financial condition and long-term prospects, which included a suspension of dividend payments owed to us as well as a significant market decline in its publicly traded securities, including similar preferred equities. This impairment charge is reflected in *Miscellaneous expense (income), net* for the year ended August 31, 2023 within our *Consolidated Statements of Comprehensive Income.* Accrued interest related to this investment was not material to our financial statements.

Disclosures of Fair Value of Financial Instruments

Disclosures of fair value information about financial instruments, for which it is practicable to estimate that value, are required each reporting period in addition to any financial instruments carried at fair value on a recurring basis as prescribed by ASC Topic 825, *Financial Instruments* ("ASC 825"). In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Fair value for our outstanding debt obligations is estimated based on discounted future cash flows using rates currently available for debt of similar terms and maturity (Level 2). Our senior unsecured public notes are carried at the outstanding balance, net of unamortized bond discount and deferred costs, as of the end of the reporting period. The estimated fair value of our senior unsecured public notes was $429.7 million and $401.4 million as of August 31, 2024 and 2023, respectively.

We had no short-term borrowings outstanding under our revolving credit facility as of August 31, 2024 and 2023. These borrowings are variable-rate instruments that reset on a frequent short-term basis; therefore, we estimate that any outstanding carrying values of these instruments, which are equal to their face amounts, approximate their fair values. See *Debt and Lines of Credit* footnote for further details on our outstanding borrowings.

ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value to us. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating our management of liquidity and other risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented in this footnote.

Note 6 — Leases

We lease property and equipment under operating lease arrangements, most of which relate to distribution centers and manufacturing facilities in the U.S., Mexico, and Canada. We include both the contractual term as well as any renewal option that we are reasonably certain to exercise in the determination of our lease terms. For leases with a term of greater than 12 months, we value lease liabilities as the present value of the lease payments over the related term. Related assets are equal to the calculated lease liabilities adjusted for incentives and other items as prescribed by ASC Topic 842, *Leases* ("ASC 842"). Lease payments generally consist of fixed amounts, and variable amounts based on a market rate or an index are not material to our consolidated lease cost. We have elected to use the practical expedient present in ASC 842 to not separate lease and non-lease components for all significant underlying asset classes and instead account for them together as a single lease component in the measurement of our lease liabilities.

We apply the short-term lease exception to leases with a term of 12 months or less and exclude such leases from our *Consolidated Balance Sheets*. Payments related to these short-term leases are expensed on a straight-line basis over the lease term and are reflected as a component of lease cost within our *Consolidated Statements of Comprehensive Income*.

Generally, the rates implicit in our leases are not readily determinable. Therefore, we discount future lease payments using our estimated incremental borrowing rate at lease commencement. We determine this rate based

on a credit-adjusted risk-free rate, which approximates a secured rate over the lease term. The weighted average discount rate for operating leases was 3.7% and 3.5% as of August 31, 2024 and 2023, respectively.

The following table presents the future undiscounted payments due on our operating lease liabilities as well as a reconciliation of those payments to our operating lease liabilities recorded as of the date presented (in millions):

Fiscal year	August 31, 2024
2025	$ 21.1
2026	17.5
2027	13.5
2028	9.6
2029	8.0
Thereafter	16.3
Total undiscounted lease payments	86.0
Less: Discount due to interest	(8.7)
Present value of lease liabilities	$ 77.3

The weighted average remaining lease term for our operating leases was five years as of August 31, 2024.

Lease cost is recorded within *Cost of products sold,* and may be capitalized into inventory as manufacturing overhead, or *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income* based on the primary use of the related right of use ("ROU") asset. The components of total lease cost were as follows during the periods presented (in millions):

	Year Ended August 31,		
	2024	**2023**	**2022**
Operating lease cost	$ 23.5	$ 22.3	$ 18.8
Variable lease cost	3.8	4.2	2.7
Short-term lease cost	3.8	3.6	4.3
Total lease cost	$ 31.1	$ 30.1	$ 25.8

Cash paid for operating lease liabilities during the year ended August 31, 2024, 2023, and 2022 was $22.9 million, $20.1 million, and $18.5 million, respectively. ROU assets obtained in exchange for lease liabilities during the year ended August 31, 2024 and 2023 were $3.4 million and $29.9 million, respectively.

We have no significant leases that have not yet commenced as of August 31, 2024 that create significant rights and obligations.

We have subleased certain properties. Lease income from these subleases is recognized in the *Consolidated Statements of Comprehensive Income* as it is earned and is not material to our consolidated results of operations. We do not have any other significant transactions in which we are the lessor.

In connection with our fiscal 2023 sale of our Sunoptics prismatic skylights, we retained certain assets, primarily ROU assets, that we did not plan to continue using in our manufacturing operations. Accordingly, we assessed the recoverability of these assets using an undiscounted cash flow model and concluded that the carrying values of the assets were not fully recoverable, which triggered an impairment test for these assets. We recorded an impairment charge of $4.3 million within for these assets using a discounted cash flow model to estimate their fair values in fiscal 2023. The impairments were recorded within *Special charges* in the *Consolidated Statements of Comprehensive Income* and pertained to our ABL segment. See the *Special Charges* footnote of the *Notes to Consolidated Financial Statements* for further details on the fiscal 2023 impairments. The recoverability and impairment tests required significant assumptions including estimated future cash flows, the identification of assets within each asset group, and the determination of an appropriate discount rate.

Note 7 — Debt and Lines of Credit

Our debt is carried at the outstanding balance net of any related unamortized discounts and deferred costs and consists of the following as of the dates presented (in millions):

	August 31,			
	2024		**2023**	
Senior unsecured public notes due December 2030, principal	$	500.0	$	500.0
Senior unsecured public notes due December 2030, unamortized discount and deferred costs		(3.8)		(4.4)
Total debt	$	496.2	$	495.6

Long-term Debt

On November 10, 2020, Acuity Brands Lighting, Inc. issued $500.0 million aggregate principal amount of 2.150% senior unsecured notes due December 15, 2030 (the "Unsecured Notes") at a price equal to 99.737% of their face value. Interest on the Unsecured Notes is paid semi-annually in arrears on June 15 and December 15 of each year. We recorded $4.8 million of deferred issuance costs related to the Unsecured Notes as a direct deduction from the face amount of the Unsecured Notes. These issuance costs are amortized over the 10-year term of the Unsecured Notes.

The Unsecured Notes are fully and unconditionally guaranteed on a senior unsecured basis by Acuity Brands, Inc. and ABL IP Holding LLC, a wholly-owned subsidiary of Acuity Brands, Inc.

Lines of Credit

On June 30, 2022, we entered into a credit agreement (the "Credit Agreement") with a syndicate of banks that provides us with a $600.0 million five-year unsecured revolving credit facility (the "Revolving Credit Facility") with the ability to request an additional $400.0 million of borrowing capacity.

The Revolving Credit Facility uses the Secured Overnight Financing Rate ("SOFR") as the applicable benchmark for U.S. Dollar borrowings and an applicable benchmark rate for non-U.S. Dollar borrowings as defined in the Credit Agreement. The applicable margin pricing grid mechanics are based on the better of our public credit ratings or our net leverage ratio and range from 0.80% to 1.20% for base rate borrowings and from 0.00% to 0.20% for floating rate advances. We are also required to pay certain fees in connection with the Credit Agreement, including administrative service fees and annual facility fees, which range from 0.075% to 0.175% of the aggregate $600.0 million remaining commitment of the lenders under the Credit Agreement.

The Credit Agreement contains a leverage ratio covenant ("Maximum Leverage Ratio") of total indebtedness to earnings before interest, tax, depreciation, and amortization ("EBITDA"), as such terms are defined in the Credit Agreement. These ratios are computed at the end of each fiscal quarter for the most recent 12-month period. The Credit Agreement generally allows for a Maximum Leverage Ratio of 3.75 (subject to temporary increase to 4.25 in the event of a significant acquisition) and allows netting of all unrestricted cash and cash equivalents against debt.

We had no short-term borrowings outstanding under the Revolving Credit Facility at August 31, 2024 and 2023, respectively.

We were in compliance with all financial covenants under the Credit Agreement as of August 31, 2024. At August 31, 2024, we had additional borrowing capacity under the Credit Agreement of $596.2 million under the most restrictive covenant in effect at the time, which represents the full amount of the Revolving Credit Facility less outstanding letters of credit of $3.8 million issued under the Revolving Credit Facility, primarily for securing collateral requirements under our casualty insurance premiums.

None of our existing debt instruments include provisions that would require an acceleration of repayments based solely on changes in our credit ratings. Borrowings and repayments on our Revolving Credit Facility with terms of three months or less are reported on a net basis on our *Consolidated Statements of Cash Flows*.

Note 8 — Commitments and Contingencies

Self-Insurance

Our policy is to self-insure up to certain limits traditional risks, including workers' compensation, comprehensive general liability, and auto liability. Our self-insured retention for each claim involving workers' compensation, comprehensive general liability (including product liability claims), and auto liability is limited per occurrence of such claims. A provision for claims under this self-insured program, based on our estimate of the aggregate liability for claims incurred, is revised and recorded annually. The estimate is derived from both internal and external sources including, but not limited to, our independent actuary. We are also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property and business interruptions resulting from such loss lasting two days or more in duration. Insurance coverage is maintained for catastrophic property and casualty exposures, as well as those risks required to be insured by law or contract. We are fully self-insured for certain other types of liabilities, including environmental, product recall, warranty, and patent infringement. The actuarial estimates are subject to uncertainty from various sources including, among others, changes in claim reporting patterns, claim settlement patterns, actual claims, judicial decisions, legislation, and economic conditions. Although we believe that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect our self-insurance obligations, future expense, and cash flows.

We are also self-insured for the majority of our medical benefit plans up to certain limits. We estimate our aggregate liability for claims incurred by applying a lag factor to our historical claims and administrative cost experience. The appropriateness of our lag factor is evaluated annually and revised as necessary.

Leases

We lease certain of our buildings and equipment under noncancellable lease agreements. Please refer to the *Leases* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Collective Bargaining Agreements

Approximately 65% of our total work force is covered by collective bargaining agreements. Collective bargaining agreements representing approximately 60% of our work force will expire within one year, primarily due to annual negotiations of union contracts in Mexico.

Litigation

We are subject to various other legal claims arising in the normal course of business, including without limitation, patent infringement, contract disputes, employment matters, and product liability claims. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on our financial condition, results of operations, or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of any such matters, if unfavorable, could have a material adverse effect on our financial condition, results of operations, or cash flows in future periods. We establish estimated liabilities for legal claims when associated costs become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher than the amounts accrued for such claims. However, we cannot make a meaningful estimate of actual costs to be incurred that could possibly be higher or lower than the accrued amounts.

Environmental Matters

Our operations are subject to numerous comprehensive laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances, as well as solid and hazardous wastes, and to the remediation of contaminated sites. In addition, permits and environmental controls are required for certain operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. On an ongoing basis, we invest capital and incur operating costs relating to environmental compliance. Environmental laws and regulations have generally become stricter in recent years. We are not aware of any pending legislation or proposed regulation related to environmental issues that would have a material adverse effect. The cost of responding to future changes may be substantial. We establish accruals for known environmental claims when the associated costs become probable and can be reasonably estimated. The actual cost of environmental issues may be substantially higher than that accrued due to difficulty in estimating such costs.

Guarantees and Indemnities

We are a party to contracts entered into in the normal course of business in which it is common for us to agree to indemnify third parties for certain liabilities that may arise out of or relate to the subject matter of the contract. In most cases, we cannot estimate the potential amount of future payments under these indemnities until events arise that would result in a liability under the indemnities.

Product Warranty Costs

Our products generally have a standard warranty term of five years that assure our products comply with agreed upon specifications. We record an accrual for the estimated amount of future warranty costs in accordance with ASC Topic 450, *Contingencies* ("ASC 450") when the related revenue is recognized and when costs are deemed to be probable and can be reasonably estimated. Liabilities related to product warranty costs are subject to uncertainty because they require estimates of future costs. Estimated future warranty costs are primarily based on historical experience, including the number and costs of identified warranty claims as well as the period of time between the shipment of products and our settlement of related claims. Any estimated or actual loss recoveries that offset our costs and payments are reflected as assets and included within *Other current assets* or *Other long-term assets* based on the timing of receipt of recovery. Recoveries are recorded net of allowances for credit losses.

Although we assume that historical experience will continue to be the best indicator of future warranty costs, we cannot assure that future warranty costs will not exceed historical amounts, and/or loss recoveries will not be fully collectible. If actual future warranty costs exceed recorded amounts, or recoveries are no longer collectible, adjustments to our accruals and/or receivables may be warranted, which could have a material adverse impact on our results of operations and cash flows.

Estimated liabilities for product warranty costs are included in *Other accrued liabilities* or *Other long-term liabilities* on the *Consolidated Balance Sheets* based upon when we expect to settle the incurred warranty. The following table summarizes changes in the estimated liabilities for product warranty costs during the periods presented (in millions):

	Year Ended August 31,		
	2024	**2023**	**2022**
Beginning balance	$ 31.6	$ 27.3	$ 20.3
Product warranty costs[1]	49.4	47.0	52.4
Payments and other deductions[1]	(43.5)	(42.7)	(45.4)
Ending balance	$ 37.5	$ 31.6	$ 27.3

_____
[1] Amounts exclude any estimated or actual loss recoveries.

Note 9 — Segment Information

We present our financial results of operations for our two reportable segments, ABL and ISG, consistent with how our chief operating decision maker evaluates operating results, assesses performance, and allocates resources within the Company.

The accounting policies of our reportable segments are the same as those described in the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements*. Corporate expenses that are primarily administrative in function and benefit the Company on an entity-wide basis are not allocated to segments. These include expenses related to governance, policy setting, compliance, and certain other shared services functions. Additionally, net interest (income) expense, net miscellaneous expense (income), and income tax expense are not allocated to segments.

We recorded no special charges during the years ended August 31, 2024 and August 31, 2022. We allocated $25.0 million of the $26.9 million in special charges incurred during the year ended August 31, 2023 to the ABL segment; the remaining amounts of the fiscal 2023 charge were not allocated to a segment.

We allocate certain working capital assets and capital expenditures to our segments primarily to assess each segment's contribution to our consolidated operating cash flows and capital expenditures. Segment assets include accounts receivable and inventory. Unallocated assets are presented in corporate as a reconciling item to our total consolidated assets.

The following table presents financial information by operating segment for the periods presented (in millions):

		Year Ended August 31,				
		2024		**2023**		**2022**
Net sales:						
ABL	$	3,573.4	$	3,722.8	$	3,810.1
ISG		291.9		252.7		216.1
Eliminations[1]		(24.3)		(23.3)		(20.1)
Total	$	3,841.0	$	3,952.2	$	4,006.1
Operating profit (loss):						
ABL	$	582.8	$	509.5	$	545.6
ISG		43.6		32.1		22.7
Unallocated corporate amounts		(73.1)		(68.2)		(58.6)
Total	$	553.3	$	473.4	$	509.7
Depreciation and amortization:						
ABL	$	74.7	$	77.4	$	79.3
ISG		15.3		14.4		14.4
Unallocated corporate amounts		1.1		1.4		1.1
Total	$	91.1	$	93.2	$	94.8
Segment assets:						
ABL	$	883.0	$	870.1	$	1,097.8
ISG		67.6		53.7		53.8
Unallocated corporate amounts		2,864.0		2,484.7		2,328.6
Total	$	3,814.6	$	3,408.5	$	3,480.2
Capital expenditures:						
ABL	$	55.1	$	59.3	$	51.7
ISG		3.6		3.5		2.6
Unallocated corporate amounts		5.3		3.9		2.2
Total	$	64.0	$	66.7	$	56.5

_____

[1] These amounts represent intersegment sales. Profit on these sales eliminates within gross profit on a consolidated basis.

The following table reconciles operating profit by segment to income before income taxes (in millions):

| | Year Ended August 31, | | | | | |
	2024		2023		2022	
Operating profit - ABL	$	582.8	$	509.5	$	545.6
Operating profit - ISG		43.6		32.1		22.7
Unallocated corporate amounts		(73.1)		(68.2)		(58.6)
Operating profit		553.3		473.4		509.7
Interest (income) expense, net		(4.5)		18.9		24.9
Miscellaneous expense (income), net		9.2		7.8		(9.1)
Income before income taxes	$	548.6	$	446.7	$	493.9

During the fourth quarter of fiscal 2023, we recognized charges within our ABL segment of $14.0 million for trade name impairments, $13.0 million for the collectability of a supplier warranty obligation owed to us for components we used in products manufactured and sold between 2017 and 2019, and $4.1 million for employee severance costs.

Note 10 — Revenue Recognition

We recognize revenue when we transfer control of goods and services to our customers. Revenue is measured as the amount of consideration we expect to receive in exchange for goods and services and is recognized net of rebates, sales incentives, product returns, and discounts to customers. We allocate the expected consideration to be collected to each distinct performance obligation identified in a sale based on its standalone selling price. Sales and use taxes collected on behalf of governmental authorities are excluded from revenues.

Payment is generally due and received within 60 days from the point of sale. In some instances, such as for software as a service agreements, payment is made prior to the transfer of control of goods and services. Payment terms generally do not extend beyond one year, and we apply the significant financing component practical expedient within ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Accruals for cash discounts to customers are estimated using the expected value method based on historical experience and are recorded as a reduction to sales.

Our standard terms and conditions of sale generally allow for the return of certain products within four months of the date of shipment. We also provide for limited product return rights to certain distributors and other customers, primarily for slow moving or damaged items subject to certain defined criteria. The limited product return rights generally allow customers to return resalable products purchased within a specified time period and subject to certain limitations, including, at times, when accompanied by a replacement order of equal or greater value. At the time revenue is recognized, we record a refund liability for the expected value of future returns primarily based on historical experience, specific notification of pending returns, or contractual terms with the respective customers. Although historical product returns generally have been within expectations, there can be no assurance that future product returns will not exceed historical amounts. A significant increase in product returns could have a material adverse impact on our operating results in future periods.

Refund liabilities recorded under ASC 606 relating to rights of return, cash discounts, and other miscellaneous credits to customers were $28.2 million and $25.6 million as of August 31, 2024 and 2023, respectively, and are reflected within *Other accrued liabilities* on the *Consolidated Balance Sheets*. Additionally, we recorded right of return assets for products expected to be returned to our facilities, which are included within *Prepayments and other current assets* on the *Consolidated Balance Sheets*. Such assets totaled $4.5 million and $4.9 million as of August 31, 2024 and 2023, respectively.

We also maintain one-time and ongoing promotions with our customers, which may include rebate, sales incentive, marketing, and trade-promotion programs with certain customers that require us to estimate and accrue the expected costs of such programs. These arrangements may include volume rebate incentives, cooperative marketing programs, merchandising of our products, introductory marketing funds for new products, and other trade-promotion activities conducted by the customer. Costs associated with these programs are generally estimated based on the most likely amount expected to be settled based on the context of the individual contract and are reflected within the *Consolidated Statements of Comprehensive Income* in accordance with ASC 606, which in most instances requires such costs to be recorded as reductions of revenue. Amounts due to our customers

associated with these programs totaled $35.3 million and $31.6 million as of August 31, 2024 and 2023, respectively, and are reflected within *Other accrued liabilities* on the *Consolidated Balance Sheets*.

Costs to obtain and fulfill contracts, such as sales commissions, are generally short-term in nature and are generally expensed as incurred.

Nature of Goods and Services

Products

Substantially all of the revenues for the periods presented were generated from short-term contracts with our customers to deliver only tangible goods such as luminaires, lighting controls, and controls for various building systems. We record revenue from these contracts when the customer obtains control of those goods. For sales designated free on board shipping point, control is transferred and revenue is recognized at the time of shipment. For sales designated free on board destination, customers take control and revenue is recognized when a product is delivered to the customer's delivery site.

Professional Services

We collect fees associated with training, installation, and technical support services, primarily related to the set up of our lighting and building technology solutions. We recognize revenue for these one-time services at the time the service is performed. We also sell certain service-type warranties that extend coverages for products beyond their base warranties. We account for service-type warranties as distinct performance obligations and recognize revenue for these contracts ratably over the life of the additional warranty period. We allocate transaction price to our service-type warranties largely based on expectations of cost plus margin based on our estimate of future claims. Claims related to service-type warranties are expensed as incurred.

Software

Software sales include licenses for software, data usage fees, and software as a service arrangements. We recognize revenue for software based on the contractual rights provided to a customer, which in certain instances results in the recognition of revenue ratably over the contractual service period.

Contracts with Multiple Performance Obligations

A small portion of our revenue was derived from the combination of any or all of our products, professional services, and software licenses. Significant judgment may be required to determine which performance obligations are distinct and should be accounted for separately. We allocate the expected consideration to be collected to each distinct performance obligation based on its standalone selling price. Standalone selling price is generally determined using a cost plus margin valuation when no observable input is available. The amount of consideration allocated to each performance obligation is recognized as revenue in accordance with the timing for products, professional services, and software as described above.

Shipping and Handling Activities

We account for all shipping and handling activities for customers as activities to fulfill the promise to transfer products to our customers. As such, we do not consider shipping and handling activities to be separate performance obligations, and we expense these costs as incurred.

Contract Balances

Our rights related to collections from customers are unconditional and are reflected within *Accounts receivable* on the *Consolidated Balance Sheets*. We do not have any other significant contract assets. Contract liabilities arise when we receive cash or an unconditional right to collect cash prior to the transfer of control of goods or services.

The amount of transaction price from contracts with customers allocated to our contract liabilities consist of the following as of the dates presented (in millions):

	August 31,	
	---	---
	2024	**2023**
Current deferred revenues	$ 17.4	$ 14.1
Non-current deferred revenues	41.5	47.6

Current deferred revenues primarily consist of upfront fees collected for service-type warranties, time-bound software licenses, software as a service arrangements, and professional fees and are included within *Other current liabilities* on the *Consolidated Balance Sheets*. These services are expected to be performed within one year. Revenue earned from beginning contract balances during the year ended August 31, 2024 approximated the current deferred revenue balance at August 31, 2023.

Non-current deferred revenues primarily consist of long-term service-type warranties, which are typically recognized ratably as revenue between five years and ten years from the date of sale, and are included within *Other long-term liabilities* on the *Consolidated Balance Sheets.*

Unsatisfied performance obligations that do not represent contract liabilities are expected to be satisfied within one year from August 31, 2024 and consist primarily of orders for physical goods that have not yet been shipped.

Disaggregated Revenues

Our ABL segment's lighting and lighting controls are sold primarily through independent sales agents who cover specific geographic areas and market channels, by internal sales representatives, through consumer retail channels, directly to large corporate accounts, and through other distribution methods, including directly to OEM customers. ISG sells predominantly to system integrators. The following table shows revenue from contracts with customers by sales channel and reconciles to our segment information for the periods presented (in millions):

	Year Ended August 31,		
	---	---	---
	2024	**2023**	**2022**
ABL:			
Independent sales network	$ 2,551.7	$ 2,671.0	$ 2,714.1
Direct sales network	397.0	414.4	384.2
Retail sales	190.3	194.9	178.3
Corporate accounts	205.9	200.3	222.7
OEM and other	228.5	242.2	310.8
Total ABL	3,573.4	3,722.8	3,810.1
ISG	291.9	252.7	216.1
Eliminations	(24.3)	(23.3)	(20.1)
Total	$ 3,841.0	$ 3,952.2	$ 4,006.1

Note 11 — Share-based Payments

Omnibus Stock Compensation Incentive and Directors' Equity Plans

In January 2022, our stockholders approved the Amended and Restated Acuity Brands, Inc. 2012 Omnibus Stock Compensation Incentive Plan (the "Stock Incentive Plan"), which, among other things, increased the total number of shares authorized for issuance pursuant to the Stock Incentive Plan from 2.7 million to 3.6 million, with a corresponding increase to shares available for grant. The Compensation and Management Development Committee of the Board of Directors (the "Compensation Committee") is authorized to issue awards consisting of incentive and non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock awards, performance stock units, stock bonus awards, and cash-based awards to eligible employees, non-employee directors, and outside consultants.

Shares available for grant under the Stock Incentive Plan were approximately 0.7 million, 1.0 million, and 1.1 million at August 31, 2024, 2023, and 2022, respectively. Any shares subject to an award under the Stock Incentive Plan that are forfeited, canceled, expired, or settled for cash will be available for future grant under the Stock Incentive Plan.

Our share-based payment awards are valued based on their grant date fair values as described further below. We recognize compensation cost for share-based payment transactions in accordance with ASC 718. For most of our awards, compensation cost is recognized on a straight-line basis over the award's requisite service period. We apply the accelerated attribution method in certain circumstances, such as when a performance stock unit is subject to graded vesting. For awards subject to a market condition, we consider both actual and derived service periods, as well as the expected performance period, to determine the appropriate compensation recognition method.

Compensation expense recognized related to our share-based payment awards during the periods presented is summarized as follows (in millions):

	Year Ended August 31,		
	2024	**2023**	**2022**
Restricted stock awards and units	$ 23.9	$ 19.6	$ 17.2
Performance stock units	18.6	15.2	9.9
Stock options	2.6	5.7	8.8
Director stock units	1.5	1.5	1.5
Total share-based payment expense	$ 46.6	$ 42.0	$ 37.4

Restricted Stock

As of August 31, 2024, we had approximately 0.3 million shares outstanding of restricted stock to officers, directors, and other key employees under the Stock Incentive Plan. Grants awarded beginning in fiscal 2022 vest primarily over a three-year period, and grants awarded prior to fiscal 2022 vest primarily over a four-year period. Our restricted stock grants are valued at the closing stock price on the date of the grant.

Activity related to restricted stock awards during the periods presented was as follows (in millions, except per share data):

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at August 31, 2021	0.4	$ 116.77
Granted	0.1	$ 204.36
Vested	(0.1)	$ 122.27
Forfeited	(0.1)	$ 131.08
Outstanding at August 31, 2022	0.3	$ 144.51
Granted	0.2	$ 175.23
Vested	(0.1)	$ 140.85
Forfeited	(0.1)	$ 163.37
Outstanding at August 31, 2023	0.3	$ 159.33
Granted	0.2	$ 168.74
Vested	(0.2)	$ 153.74
Forfeited	— *	$ 154.90
Outstanding at August 31, 2024	0.3	$ 167.39

_____

* Represents shares of less than 0.1 million.

As of August 31, 2024, there was $30.1 million of total unrecognized compensation cost related to unvested restricted stock, which is expected to be recognized over a weighted-average period of 1.3 years. The total fair value of stock vested during the years ended August 31, 2024, 2023, and 2022 was approximately $22.9 million, $19.9 million, and $16.4 million, respectively.

Performance Stock Units

As of August 31, 2024, we had approximately 0.3 million performance stock units outstanding to officers and other key employees under the Stock Incentive Plan. Our performance stock units vest primarily over a three-year period.

For most of these grants, the actual number of performance stock units earned for these awards will be determined at the end of the related performance period based on the level of achievement of established performance thresholds. Such grants are valued at the closing stock price on the date of grant. We recognize compensation expense for these grants proportionately over the requisite service period for each employee when it becomes probable that the performance metric will be satisfied.

A small subset of our performance stock units granted in fiscal 2024 and fiscal 2023 have a payout based on a total shareholder return relative to a peer group index over a three-year period. These awards are valued using a Monte-Carlo simulation and are expensed over the longer of the requisite service period and the derived service period. Stock compensation may be accelerated if a market condition is met prior to the derived service period lapsing. All inputs into the Monte Carlo simulation are estimates made at the time of grant, which are summarized in the table below. Actual realized value of each award could materially differ from these estimates, without impact to future reported net income. Dividends were assumed to be reinvested on the ex-dividend date for us and peer companies. Expected volatility was based on historical volatility of our stock as well as our peer group. The risk-free interest rate was based on the U.S. Treasury yield consistent with the derived performance period.

	2024	2023
Dividend yield	—%	—%
Expected volatility	34.6%	46.7%
Risk-free interest rate	4.9%	4.5%
Fair value of awards	$241.39	$254.19

Activity related to performance stock units during the periods presented was as follows (in millions, except per share data):

	Number of Shares		Weighted Average Grant Date Fair Value Per Share
Outstanding at August 31, 2021	0.2	$	109.99
Granted	—	* $	207.02
Forfeited	—	* $	113.51
Outstanding at August 31, 2022	0.2	$	145.46
Granted	0.1	$	186.78
Vested	(0.1)	$	124.29
Forfeited	—	* $	195.67
Outstanding at August 31, 2023	0.2	$	171.01
Granted	0.2	$	172.98
Vested	(0.1)	$	91.36
Outstanding at August 31, 2024	0.3	$	186.66

_____

* Represents shares of less than 0.1 million.

As of August 31, 2024 there was $12.6 million of total unrecognized compensation cost related to unvested performance stock units. This cost is expected to be recognized over a weighted-average period of approximately 1.4 years. The total fair value of performance units vested during the years ended August 31, 2024 and 2023 was $5.0 million and $11.5 million, respectively. No awards vested during the year ended August 31, 2022.

Stock Options

As of August 31, 2024, we had approximately 0.9 million options outstanding to officers as well as other key current and former employees under the Stock Incentive Plan, all of which were granted in previous fiscal years. Of these options, 0.3 million were granted in fiscal 2021 and become exercisable over a four-year period. These options are also subject to a market condition (the "Market Options"). Options issued under the Stock Incentive Plan are generally granted with an exercise price equal to the fair market value of our stock on the date of grant, but never less than the fair market value on the grant date, and expire 10 years from the date of grant.

The fair value of each Market Option was estimated on the date of grant using the Monte Carlo simulation model. The dividend yield was calculated based on annual dividends paid and the trailing 12-month average closing stock price at the time of grant. Expected volatility was based on historical volatility of our stock, calculated using the most recent time period equal to the expected life of the options. The risk-free interest rate was based on the U.S. Treasury yield for a term equal to the contractual term for the Market Options. The expected life of the Market Options is based on projected exercise dates resulting from the Monte Carlo simulation for each award tranche. All inputs noted above are estimates made at the time of grant. Actual realized value of each option grant could materially differ from these estimates, without impact to future reported net income.

The following weighted average assumptions were used to estimate the fair value of the stock options granted in the fiscal year presented:

	Market Options
	2021
Dividend yield	0.5%
Expected volatility	36.5%
Risk-free interest rate	0.7%
Expected life of options	8 years
Weighted-average fair value of options	$40.45

Stock option activity during the periods presented was as follows:

	Outstanding		Exercisable	
	Number of Options (in millions)	Weighted Average Exercise Price	Number of Options (in millions)	Weighted Average Exercise Price
Outstanding at August 31, 2021	1.2	$ 127.98	0.5	$ 142.36
Exercised	(0.1) *	$ 88.94		
Outstanding at August 31, 2022	1.1	$ 132.50	0.6	$ 143.15
Exercised	— *	$ 126.92		
Forfeitures	(0.1)	$ 227.15		
Outstanding at August 31, 2023	1.0	$ 131.81	0.9	$ 135.91
Exercised	(0.1)	$ 143.92		
Outstanding at August 31, 2024	0.9	$ 130.74	0.9	$ 132.48
Range of option exercise prices:				
$100.00 - $160.00 (average life - 5.5 years)	0.8	$ 118.70	0.8	$ 119.58
$160.01 - $210.00 (average life - 1.2 years)	— *	$ 207.80	— *	$ 207.80
$210.01 - $239.76 (average life - 2.1 years)	0.1	$ 239.76	0.1	$ 239.76

_____

* Represents amounts of less than 0.1 million.

The total intrinsic value of options exercised during the years ended August 31, 2024, 2023, and 2022 was approximately $6.6 million, $0.5 million, and $14.0 million, respectively. As of August 31, 2024, the total intrinsic value of options outstanding was $116.5 million, the total intrinsic value of options expected to vest was $10.1 million, and the total intrinsic value of options exercisable was $106.4 million. As of August 31, 2024, there was $0.7 million of total unrecognized compensation cost related to unvested options. We expect to recognize this cost over the next fiscal year.

Employee Deferred Stock Units

We previously allowed employees to defer a portion of restricted stock awards granted in fiscal 2003 and fiscal 2004 into the SDSP as stock units. The stock units are payable in shares of stock at the time of distribution from the SDSP. As of August 31, 2024, approximately 4,000 fully vested stock units remain deferred, but undistributed, under the Stock Incentive Plan. There was no compensation expense related to these stock units during fiscal years 2024, 2023, and 2022.

Director Deferred Stock Units

In January 2022, the total remaining shares available for issuance under the Director Plan were transferred into the Stock Incentive Plan. As of August 31, 2024, approximately 38,000 stock units were deferred but undistributed under the Director Plan.

Employee Stock Purchase Plan

Employees are able to purchase, through payroll deduction, common stock at a 5% discount on a monthly basis. There were 1.5 million shares of our common stock reserved for purchase under the plan, of which approximately 1.0 million shares remain available as of August 31, 2024. Employees may participate at their discretion.

Note 12 — Pension and Defined Contribution Plans

Company-sponsored Pension Plans

We have several pension plans, both qualified and non-qualified, covering certain hourly and salaried employees. Benefits paid under these plans are based generally on employees' years of service and/or compensation during the final years of employment. We historically have made at least the minimum annual contributions to the plans to the extent indicated by actuarial valuations and statutory requirements. Plan assets are invested primarily in fixed income and equity securities.

The following tables reflect the status of our domestic (U.S.-based) and international pension plans as of the dates presented (in millions):

	Domestic Plans August 31,		International Plans August 31,	
	2024	2023	2024	2023
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 159.8	$ 176.0	$ 34.6	$ 31.5
Service cost	3.6	3.8	0.9	0.8
Interest cost	7.8	7.4	2.0	1.6
Actuarial losses (gains)	3.7	(16.2)	(0.1)	(1.2)
Benefits paid	(11.1)	(11.2)	(1.9)	(1.9)
Other	—	—	(1.5)	3.8
Benefit obligation at end of year	163.8	159.8	34.0	34.6
Change in plan assets:				
Fair value of plan assets at beginning of year	132.7	141.5	32.1	28.5
Actual return (loss) on plan assets	9.5	(1.3)	3.2	(5.2)
Employer contributions	3.4	3.7	—	7.9
Benefits paid	(11.1)	(11.2)	(1.3)	(1.9)
Other	—	—	0.6	2.8
Fair value of plan assets at end of year	134.5	132.7	34.6	32.1
Funded status at the end of year	$ (29.3)	$ (27.1)	$ 0.6	$ (2.5)
Amounts recognized in the consolidated balance sheets consist of:				
Non-current assets	$ 8.4	$ 10.1	$ 4.9	$ 2.3
Current liabilities	(4.2)	(3.4)	(0.3)	(0.2)
Non-current liabilities	(33.5)	(33.8)	(4.0)	(4.6)
Net amount recognized in consolidated balance sheets	$ (29.3)	$ (27.1)	$ 0.6	$ (2.5)
Accumulated benefit obligation	$ 162.5	$ 158.9	$ 31.8	$ 31.9
Pre-tax amounts in accumulated other comprehensive loss:				
Prior service cost	$ (0.1)	$ (0.1)	$ —	$ (0.1)
Net actuarial loss	(43.5)	(44.3)	(8.8)	(13.4)
Amounts in accumulated other comprehensive loss	$ (43.6)	$ (44.4)	$ (8.8)	$ (13.5)
Pensions plans in which benefit obligation exceeds plan assets:				
Projected benefit obligation	$ 37.7	$ 37.2	$ 4.3	$ 5.6
Accumulated benefit obligation	36.4	36.3	2.9	3.5
Plan assets	—	—	—	0.8
Pensions plans in which plan assets exceed benefit obligation:				
Projected benefit obligation	$ 126.1	$ 122.6	$ 29.7	$ 29.0
Accumulated benefit obligation	126.1	122.6	28.9	28.4
Plan assets	134.5	132.7	34.6	31.3

Service cost of net periodic pension cost is allocated between *Cost of products sold,* and may be capitalized into inventory as labor costs, and *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income* based on the function of the employee's services. All other components of net periodic pension cost are included within *Miscellaneous expense (income), net* in the *Consolidated Statements of*

Comprehensive Income. We utilize a corridor approach to amortize cumulative unrecognized actuarial gains or losses over either the average expected future service of active participants or average life expectancy of plan participants based on each plan's composition. The corridor is determined as the greater of the excess of 10% of plan assets or the projected benefit obligation at each valuation date. Amounts related to prior service cost are amortized over the average remaining expected future service period for active participants in each plan.

Net periodic pension cost during the periods presented included the following components before tax (in millions):

	Domestic Plans			International Plans		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Service cost	$ 3.6	$ 3.8	$ 4.4	$ 0.9	$ 0.8	$ 0.4
Interest cost	7.8	7.4	5.3	2.0	1.6	0.9
Expected return on plan assets	(6.7)	(7.5)	(11.2)	(2.0)	(2.1)	(2.6)
Amortization of prior service cost	0.1	2.6	2.9	—	—	—
Settlement	—	—	0.4	—	—	—
Recognized actuarial loss	1.7	2.4	2.4	1.6	0.6	0.9
Net periodic pension cost	$ 6.5	$ 8.7	$ 4.2	$ 2.5	$ 0.9	$ (0.4)

Weighted average assumptions used in computing the benefit obligation are as follows:

	Domestic Plans		International Plans	
	2024	**2023**	**2024**	**2023**
Discount rate	4.9 %	5.1 %	5.9 %	5.9 %
Rate of compensation increase	5.0 %	5.0 %	3.4 %	3.5 %

Weighted average assumptions used in computing net periodic pension cost are as follows:

	Domestic Plans			International Plans		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Discount rate	5.1 %	4.4 %	2.4 %	5.9 %	4.9 %	1.9 %
Expected return on plan assets	5.3 %	5.5 %	6.3 %	4.7 %	6.4 %	6.4 %
Rate of compensation increase	5.0 %	5.0 %	5.0 %	3.5 %	3.5 %	3.4 %

It is our policy to adjust, on an annual basis, the discount rate used to determine the projected benefit obligation to approximate rates on high-quality, long-term obligations based on our estimated benefit payments available as of the measurement date. We use published yield curves to assist in the development of our discount rates. We estimate that a 100 basis point increase in the discount rate would reduce net periodic pension cost approximately $0.4 million for the domestic plans and $0.5 million for the international plans. The expected return on plan assets is derived primarily from a periodic study of long-term historical rates of return on the various asset classes included in our targeted pension plan asset allocation as well as future expectations. We estimate that each 100 basis point reduction in the expected return on plan assets would result in additional net periodic pension cost of $1.3 million and $0.3 million for domestic plans and international plans, respectively. We also evaluate the rate of compensation increase annually and adjust if necessary.

Our investment objective for domestic plan assets is to earn a rate of return sufficient to exceed the long-term growth of the plans' liabilities without subjecting plan assets to undue risk. The plan assets are invested primarily in high quality debt and equity securities. We conduct a periodic strategic asset allocation study to form a basis for the allocation of pension assets between various asset categories. Specific allocation percentages are assigned to each asset category with minimum and maximum ranges established for each. The assets are then managed within these ranges. At August 31, 2024, the U.S. targeted asset allocation approximated 95% fixed income securities and 5% equity securities. Our investment objective for the international plan assets is also to add value by exceeding the long-term growth of the plans' liabilities. At August 31, 2024, the international asset target allocation approximated 93% fixed income securities and 7% multi-strategy investments.

Our pension plan asset allocation by asset category as of the dates presented is as follows:

| | % of Plan Assets | | | |
| | Domestic Plans | | International Plans | |
	2024	**2023**	**2024**	**2023**
Equity securities	17.2 %	18.3 %	— %	17.6 %
Fixed income securities	77.3 %	75.0 %	93.2 %	53.3 %
Multi-strategy investments	— %	— %	6.8 %	29.1 %
Real estate	5.5 %	6.7 %	— %	— %
Total	100.0 %	100.0 %	100.0 %	100.0 %

Domestic Plans' Assets

Our pension plan assets are stated at fair value based on quoted market prices in an active market, quoted redemption values, or estimates based on reasonable assumptions as of the most recent measurement period. See the *Fair Value Measurements* footnote for a description of the fair value guidance. No transfers between the levels of the fair value hierarchy occurred during the current fiscal period. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized on the date of occurrence. Certain pension assets valued at net asset value ("NAV") per share as a practical expedient are excluded from the fair value hierarchy. Investments in pension plan assets as of August 31, 2024 and August 31, 2023 are described in further detail below.

Short-term Fixed Income Investments (Level 1): Short-term investments consist of money market funds, which are valued at the daily closing price as reported by the relevant fund.

Mutual Funds (Level 1): Mutual funds held by the domestic plans are open-end mutual funds that are registered with the Securities and Exchange Commission ("SEC") and seek to either replicate or outperform a related index. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the domestic plans are deemed to be actively traded.

Collective Trust (Level 2): The collective trust seeks to outperform the overall small-cap stock market and is comprised primarily of small-cap equity securities with quoted prices in active markets for identical investments. The value of this fund is calculated on each business day based on its daily net asset value; however, the collective trust is not deemed to be actively traded.

Fixed Income Investments (Level 2): The fixed income investment seeks to maximize total return by investing primarily in a diversified portfolio of investment-grade fixed income securities, primarily publicly traded corporate bonds as well as U.S. government and municipal bonds. The investment is valued on each business day based on the values of the underlying holdings and is not actively traded.

U.S. Treasury Investments (Level 2): The domestic plans hold several fixed-income U.S. Treasury securities that are valued based on discounted future cash flows using rates currently available for debt of similar terms and maturity.

Real Estate Fund (NAV): The real estate fund invests primarily in commercial real estate and includes mortgage loans that are backed by the associated property's investment objective. The fund seeks real estate returns, risk, and liquidity appropriate to a core fund. The fund also seeks to provide current income with the potential for long-term capital appreciation. This investment is valued based on the NAV per share, without further adjustment. The NAV, as provided by the fund's trustee, is used as a practical expedient to estimate fair value and is therefore excluded from the fair value hierarchy. NAV is based on the fair value of the underlying investments. Investors may request to redeem all or any portion of their shares on a quarterly basis. Each investor must provide a written redemption request at least sixty days prior to the end of the quarter for which the request is to be effective. If insufficient funds are available to honor all redemption requests at any point in time, available funds will be allocated pro-rata based on the total number of shares held by each investor. All decisions regarding whether to honor redemption requests are made by the fund's board of directors.

The following tables present the fair value of the domestic pension plan assets by major category as of the dates presented (in millions):

| | | Fair Value Measurements | | |
| | | Quoted Market Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
	Fair Value as of August 31, 2024	(Level 1)	(Level 2)	(Level 3)
Assets included in the fair value hierarchy:				
Fixed-income investments	$ 63.8	$ —	$ 63.8	$ —
US Treasury investments	34.4	—	34.4	—
Mutual funds:				
Domestic large cap equity fund	11.5	11.5	—	—
Foreign equity fund	6.7	6.7	—	—
Collective trust: Domestic small cap equities	4.9	—	4.9	—
Short-term fixed income investments	5.8	5.8	—	—
Total assets in the fair value hierarchy	127.1			
Assets calculated at net asset value:				
Real estate fund	7.4			
Total assets at net asset value	7.4			
Total assets at fair value	$ 134.5			

| | | Fair Value Measurements | | |
| | | Quoted Market Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
	Fair Value as of August 31, 2023	(Level 1)	(Level 2)	(Level 3)
Assets included in the fair value hierarchy:				
Fixed-income investments	$ 58.2	—	$ 58.2	—
US Treasury investments	36.9	—	36.9	—
Mutual funds:				
Domestic large cap equity fund	$ 13.0	$ 13.0	$ —	$ —
Foreign equity fund	6.5	6.5	—	—
Collective trust: Domestic small cap equities	4.8	—	4.8	—
Short-term fixed income investments	4.4	4.4	—	—
Total assets in the fair value hierarchy	123.8			
Assets calculated at net asset value:				
Real estate fund	8.9			
Total assets at net asset value	8.9			
Total assets at fair value	$ 132.7			

International Plans' Investments

The international plans' assets consist primarily of funds invested in equity securities, multi-strategy investments, and fixed income investments. These securities are calculated using the values of the underlying holdings (i.e. significant observable inputs) but do not have quoted prices in active markets (Level 2). The short-term fixed income investments represents cash and cash equivalents held by the funds at fiscal year end (Level 1). The following tables present the fair value of the international pension plan assets by major category as of the dates presented (in millions):

	Fair Value as of August 31, 2024	Fair Value Measurements		
		Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets included in the fair value hierarchy:				
Short-term fixed income investments	$ 0.2	$ 0.2	$ —	$ —
Multi-strategy investments	2.3	—	2.3	—
Fixed-income investments	32.1	—	32.1	—
Total assets at fair value	$ 34.6			

	Fair Value as of August 31, 2023	Fair Value Measurements		
		Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets included in the fair value hierarchy:				
Equity securities	$ 5.2	$ —	$ 5.2	$ —
Short-term fixed income investments	7.1	7.1	—	—
Multi-strategy investments	11.0	—	11.0	—
Fixed-income investments	8.8	—	8.8	—
Total assets at fair value	$ 32.1			

We do not expect to contribute to the domestic qualified plans in fiscal 2025 based on the funded status of the plans as well as current legal minimum funding requirements. We expect to contribute approximately $0.1 million during fiscal 2025 to our international defined benefit plans. These amounts are based on the total contributions required during fiscal 2025 to satisfy current legal minimum funding requirements for qualified plans and estimated benefit payments for non-qualified plans.

Benefit payments are made primarily from funded benefit plan trusts. Benefit payments are expected to be paid as follows during the years ending August 31 (in millions):

	Domestic Plans	International Plans
2025	$ 12.7	$ 1.8
2026	12.3	1.8
2027	12.0	1.9
2028	14.8	2.1
2029	13.8	2.2
2030-2034	62.6	14.6

Domestic Plan Termination Approval

On March 28, 2024, the Board of Directors approved a resolution to terminate one of the qualified domestic pension plans, which is frozen and no longer accrues benefits. As of August 31, 2024, the fair value of this plan's assets exceeded its benefit obligation. The termination of the plan is effective August 31, 2024, is subject to the appropriate regulatory approvals, and is expected to be completed in fiscal 2025. The Company's ultimate settlement obligation will depend upon both the nature and timing of participant settlements and prevailing market conditions.

Multi-employer Pension Plans

We have contributed to two multi-employer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of our union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be shared by the remaining participating employers.
- If a participating employer chooses to stop participating in some of its multi-employer plans, the employer may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Our contributions to these plans were $0.5 million for the years ended August 31, 2024, 2023, and 2022.

Defined Contribution Plans

We have defined contribution plans to which both employees and we make contributions. Employer matching amounts are allocated in accordance with the participants' investment elections for elective deferrals and totaled $11.7 million, $11.1 million, and $10.5 million for the years ended August 31, 2024, 2023, and 2022, respectively. At August 31, 2024, assets of the domestic defined contribution plans included shares of our common stock with a market value of approximately $10.3 million, which represented approximately 1.9% of the total fair market value of the assets in our domestic defined contribution plans.

Note 13 — Special Charges

During the year ended August 31, 2024, we recognized no pre-tax special charges. During the year ended August 31, 2023, we recognized $26.9 million of pre-tax special charges, which primarily included impairment charges of indefinite-lived intangible assets; impairments of certain retained assets associated with our previously owned Sunoptics prismatic skylights business that were not transferred in connection with the sale; and severance and employee-related costs in connection with the Sunoptics divestiture as well as streamlining activities initiated during the fourth quarter of fiscal 2023.

The details of the special charges during the periods presented are summarized as follows (in millions):

	Year Ended August 31,
	2023
Trade name impairment charges	$ 14.0
Severance and employee-related costs	7.7
Operating lease asset group impairment charge	4.3
Other restructuring costs	0.9
Total special charges	$ 26.9

As of August 31, 2024, we had no remaining accruals related to special charges. As of August 31, 2023, remaining accruals related to special charges totaled $5.2 million and are included in *Accrued compensation* in the *Consolidated Balance Sheets*. These amounts related to unpaid severance and employee-related costs from our fourth quarter fiscal 2023 actions.

Note 14 — Common Stock and Related Matters

Common Stock

Changes in common stock during the periods presented were as follows (amounts and shares in millions):

	Common Stock	
	Shares	**Amount**
		(At par)
Balance at August 31, 2021	54.0	$ 0.5
Vesting of share-based payment awards[1]	0.1	—
Stock options exercised	0.1	—
Balance at August 31, 2022	54.2	0.5
Vesting of share-based payment awards[1]	0.2	—
Stock options exercised	— *	—
Balance at August 31, 2023	54.4	0.5
Vesting of share-based payment awards[1]	0.1	—
Stock options exercised	0.1	—
Balance at August 31, 2024	54.6	$ 0.5

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*   Represents shares of less than 0.1 million.
[1]   Shown net of cancellations for tax withholdings

As of August 31, 2024 and 2023, we had 23.8 million and 23.4 million of repurchased shares, respectively, recorded as treasury stock at an original repurchase cost of $2.53 billion and $2.44 billion, respectively. Excise taxes on corporate stock repurchases are accounted for as an increase to the cost basis of our share repurchases.

During fiscal 2024, we repurchased approximately 0.5 million shares of our outstanding common stock. As of August 31, 2024, the maximum number of shares that may yet be repurchased under the share repurchase program authorized by the Board equaled 3.8 million shares. We may repurchase shares of our common stock from time to time at prevailing market prices, depending on market conditions, through open market or privately negotiated transactions.

Preferred Stock

We have 50 million shares of preferred stock authorized. No shares of preferred stock were issued in fiscal 2024 or 2023, and no shares of preferred stock are outstanding.

Earnings per Share

Basic earnings per share for the periods presented is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for these periods. Diluted earnings per share is computed similarly but reflects the potential dilution that would occur if dilutive options were exercised, unvested share-based payment awards were vested, and other distributions related to deferred stock agreements were incurred. Common stock equivalents are calculated using the treasury stock method. The dilutive effects of share-based payment awards subject to market and/or performance conditions that were not met during the period are excluded from the computation of diluted earnings per share.

The following table calculates basic earnings per common share and diluted earnings per common share during the periods presented (in millions, except per share data):

	Year Ended August 31,		
	2024	**2023**	**2022**
Net income	$ 422.6	$ 346.0	$ 384.0
Basic weighted average shares outstanding	30.885	31.806	34.182
Common stock equivalents	0.560	0.358	0.463
Diluted weighted average shares outstanding	31.445	32.164	34.645
Basic earnings per share[1]	$ 13.68	$ 10.88	$ 11.23
Diluted earnings per share[1]	$ 13.44	$ 10.76	$ 11.08

_____

[1] Earnings per share is calculated using unrounded numbers. Amounts in the table may not recalculate exactly due to rounding.

The following table presents stock options, restricted stock awards, and performance stock units that were excluded from the diluted earnings per share calculation for the periods presented as the effect of inclusion would have been antidilutive (in millions):

	Year Ended August 31,		
	2024	**2023**	**2022**
Stock options	— *	0.1	0.1
Restricted stock awards	— *	0.1	0.1
Performance stock units	— *	— *	—

_____

* Represents shares of less than 0.1 million.

Note 15 — Income Taxes

We account for income taxes using the asset and liability approach as prescribed by ASC Topic 740, *Income Taxes* ("ASC 740"). This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax liabilities and assets are determined based on the differences between the financial reporting and the tax basis of an asset or liability.

The Organization for Economic Co-operation and Development ("OECD") released the Global Anti-base Erosion ("GloBE") Model Rules for Pillar Two on December 20, 2021, which defined a 15% global minimum tax. Since the model rules have been released, many countries have enacted or continue to consider changes in their tax laws and regulations based on the Pillar Two proposals, some of which become effective for us in fiscal 2025. We are continuing to evaluate the impact of these proposed and enacted legislative changes as new guidance becomes available. We do not expect Pillar Two to have a material impact on our financial statements as most jurisdictions in which we operate have an effective tax rate above the 15% threshold.

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law in the United States. Among other provisions, the IRA includes a 15% corporate alternative minimum tax rate applicable for our fiscal 2024 taxable year as well as a 1% federal excise tax on corporate stock repurchases made after December 31, 2022, which we account for as an increase to the cost basis of our share repurchases. The IRA did not have a material impact on our financial condition, results of operations, or cash flows.

Internal Revenue Code ("IRC") Section 174 was enacted as part of the Tax Cuts and Jobs Act of 2017 ("TCJA"). IRC Section 174, which became effective for us during fiscal 2023, requires us to capitalize research and development expenditures and amortize them on our U.S. tax return over five or fifteen years, depending on where research is conducted. The fiscal 2023 year over year change in both our provision for current federal taxes and (benefit from) provision for deferred taxes relates principally to the application of IRC Section 174.

The provision for income taxes consists of the following components during the periods presented (in millions):

	Year Ended August 31,					
	2024		**2023**		**2022**	
Provision for current federal taxes	$	113.6	$	105.8	$	67.6
Provision for current state taxes		26.6		15.7		16.3
Provision for current foreign taxes		19.4		27.0		25.4
(Benefit from) provision for deferred taxes		(33.6)		(47.8)		0.6
Total provision for income taxes	$	126.0	$	100.7	$	109.9

The following table presents income before income taxes for our domestic and foreign operations for the periods presented: (in millions):

	Year Ended August 31,					
	2024		**2023**		**2022**	
Domestic	$	472.4	$	367.5	$	409.6
International		76.2		79.2		84.3
Income before income taxes	$	548.6	$	446.7	$	493.9

The following table reconciles the provision at the federal statutory rate to the total provision for income taxes during the periods presented (in millions):

	Year Ended August 31,					
		2024		**2023**		**2022**
Federal income tax computed at statutory rate	$	115.2	$	93.8	$	103.7
State income tax, net of federal income tax benefit		19.7		11.4		13.5
Federal permanent differences		2.1		2.2		(4.3)
Foreign permanent differences and rate differential		2.3		4.4		4.3
Research and development tax credits		(10.1)		(8.3)		(7.6)
Unrecognized tax benefits		2.0		1.9		2.1
Other, net		(5.2)		(4.7)		(1.8)
Total provision for income taxes	$	126.0	$	100.7	$	109.9

Components of the net deferred income tax liabilities as of the dates presented include (in millions):

	August 31,			
		2024		**2023**
Deferred income tax liabilities:				
Depreciation	$	(21.8)	$	(21.5)
Goodwill and intangibles		(150.2)		(151.2)
Operating lease right of use assets		(15.8)		(19.8)
Other liabilities		(1.8)		(3.4)
Total deferred income tax liabilities		(189.6)		(195.9)
Deferred income tax assets:				
Self-insurance		2.1		1.7
Pension		6.7		5.9
Deferred compensation		24.5		23.1
Net operating losses		7.1		6.2
Other accruals not yet deductible		43.3		43.4
Operating lease liabilities		18.5		22.6
Capitalized research and development		70.1		41.5
Other assets		14.0		15.4
Total deferred income tax assets		186.3		159.8
Valuation allowance		(20.4)		(19.9)
Net deferred income tax liabilities	$	(23.7)	$	(56.0)

As of August 31, 2024, the estimated undistributed earnings from foreign subsidiaries was $305.5 million. We have recorded a deferred income tax liability of $0.4 million for certain foreign withholding taxes and U.S. taxes related to foreign earnings for which we do not assert indefinite reinvestment. With respect to unremitted earnings and original investments in foreign subsidiaries where we are continuing to assert indefinite reinvestment, any future remittances could be subject to additional foreign withholding taxes, U.S. state taxes, and certain tax impacts relating to foreign currency exchange effects. It is not practicable to estimate the amount of any unrecognized tax effects on these reinvested earnings and original investments in foreign subsidiaries. We account for the tax on Global Intangible Low-Taxed Income ("GILTI") as a period cost and, therefore, do not record deferred taxes related to GILTI on our foreign subsidiaries.

At August 31, 2024, we had federal tax credit carryforwards of approximately $10.5 million that begin to expire in 2029, and state tax credit carryforwards of approximately $0.9 million that begin to expire in 2027. Approximately $9.7 million of the total $10.5 million in federal tax credit carryforwards are subject to a full valuation allowance as we do not expect to realize any future tax benefit for these items. At August 31, 2024, we had federal net operating

loss carryforwards of $10.5 million that begin to expire in 2029, state net operating loss carryforwards of $28.8 million that begin to expire in 2025, and foreign net operating loss carryforwards of $14.6 million that begin to expire in 2028.

The gross amount of unrecognized tax benefits as of August 31, 2024 and 2023 totaled $21.1 million and $20.1 million, respectively. The amount of unrecognized tax benefits the would affect the company's effective income tax rate was $21.1 million and $20.1 million as of August 31, 2024 and 2023, respectively. We recognize potential interest and penalties related to unrecognized tax benefits as a component of income tax expense; such accrued interest and penalties are not material. With few exceptions, we are no longer subject to United States federal, state, and local income tax examinations for years ended before 2018 or for foreign income tax examinations before 2017. We anticipate that unrecognized tax benefits may decrease within the next 12 months by $11.8 million of which $3.5 million is interest due to the expiring of the statute of limitations.

The following table reconciles the change in the unrecognized income tax benefit (reported in *Other long-term liabilities* on the *Consolidated Balance Sheets*) during the periods presented (in millions):

	Year Ended August 31,					
	2024		**2023**		**2022**	
Unrecognized tax benefits balance at beginning of year	$	20.1	$	19.5	$	17.7
Additions based on tax positions related to the current year		4.2		4.3		3.5
Additions for tax positions of prior years		—		1.4		0.1
Reductions for tax positions of prior years		(0.1)		(1.7)		(0.2)
Reductions due to settlements		—		(0.5)		—
Reductions due to lapse of statute of limitations		(3.1)		(2.9)		(1.6)
Unrecognized tax benefits balance at end of year	$	21.1	$	20.1	$	19.5

Total accrued interest was $4.6 million, $3.3 million, and $2.1 million as of August 31, 2024, 2023, and 2022, respectively. There were no accruals related to income tax penalties during fiscal 2024. Interest, net of tax benefits, and penalties are included in *Income tax expense* within the *Consolidated Statements of Comprehensive Income*. We are routinely under audit from various tax jurisdictions. We do not currently anticipate material audit assessments.

Note 16 — Supplemental Disaggregated Information

Sales of lighting, lighting controls, and building technology solutions, excluding services accounted for approximately 99% of total consolidated net sales in fiscal 2024, 2023, and 2022. Our geographic distribution of net sales, operating profit, income before income taxes, and long-lived assets is summarized in the following table during and as of the periods presented (in millions):

	Year Ended August 31,					
	2024		**2023**		**2022**	
Net sales[1]**:**						
Domestic[2]	$	3,262.9	$	3,412.9	$	3,486.4
International		578.1		539.3		519.7
Total net sales	$	3,841.0	$	3,952.2	$	4,006.1
Long-lived assets[3]**:**						
Domestic[2]	$	295.7	$	323.8	$	325.9
International		105.9		107.4		73.5
Total long-lived assets	$	401.6	$	431.2	$	399.4

---

[1] Net sales are attributed to each country based on the selling location.
[2] Domestic amounts include amounts for U.S. based operations.
[3] Long-lived assets include net property, plant, and equipment, operating lease right-of-use assets, and other long-term assets as reflected in the *Consolidated Balance Sheets*.

Note 17 — Subsequent Event

On October 24, 2024, Acuity Brands Technology Services, Inc., a wholly owned subsidiary of Acuity Brands, Inc. entered into an equity purchase agreement (the "Purchase Agreement") to acquire QSC, LLC ("QSC")), a leader in the design, engineering, and manufacturing of audio, video, and control solutions and services.

The terms of the Purchase Agreement reflect a purchase price totaling approximately $1.215 billion, subject to customary purchase price adjustments. We anticipate funding the transaction with cash on hand as well as adding a $600 million term loan under our Revolving Credit Facility.

We currently expect the transaction to close during the second quarter of our fiscal 2025, subject to customary closing conditions set forth in the Purchase Agreement, including, among others: (i) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (ii) the absence of any governmental order or law prohibiting the transaction; (iii) no "Material Adverse Effect" (as defined in the Purchase Agreement) having occurred since the signing of the Purchase Agreement; and (iv) certain other customary conditions relating to the accuracy of the parties' representations and warranties in the Purchase Agreement (subject, with specified exceptions, to customary materiality standards) and the performance of their respective obligations under the Purchase Agreement in all material respects.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A.   *Controls and Procedures.*

Disclosure controls and procedures are controls and other procedures that are designed to reasonably ensure that information required to be disclosed in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission (the "SEC") rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to reasonably ensure that information required to be disclosed by us in the reports filed under the Exchange Act is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2024. This evaluation was carried out under the supervision and with the participation of management, including the principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that the design and operation of our disclosure controls and procedures are effective at a reasonable assurance level as of August 31, 2024.

However, because all disclosure procedures must rely to a significant degree on actions or decisions made by employees throughout the organization, such as reporting of material events, the Company and its reporting officers believe that they cannot provide absolute assurance that all control issues and instances of fraud or errors and omissions, if any, within the Company will be detected. Limitations within any control system, including our control system, include faulty judgments in decision-making or simple errors or mistakes. In addition, controls can be circumvented by an individual, by collusion between two or more people, or by management override of the control. Because of these limitations, misstatements due to error or fraud may occur and may not be detected.

Management's annual report on our internal control over financial reporting and the independent registered public accounting firm's attestation report are included in our 2024 Financial Statements in Item 8 of this Annual Report on Form 10-K, under the headings, *Management's Report on Internal Control over Financial Reporting* and *Report of Independent Registered Public Accounting Firm* as it relates to Internal Control Over Financial Reporting, respectively, and are incorporated herein by reference.

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) that occurred during our most recent quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   *Other Information.*

During the fourth quarter of fiscal 2024, none of our directors or Section 16 officers adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined an Item 408(a) of Regulation S-K).

On October 24, 2024, the Company and Karen J. Holcom, the Company's Senior Vice President and Chief Financial Officer, entered into a fourth amendment to Ms. Holcom's Severance Agreement. The amendment modified the calculation of the minimum bonus component of severance that would be payable to Ms. Holcom on a qualifying termination of employment by replacing its reference to a specified percentage of Ms. Holcom's base salary (100%) with a reference to Ms. Holcom's target annual incentive bonus as in effect at the time of her termination. The foregoing description of the amendment to Ms. Holcom's Severance Agreement is a summary only and is qualified in its entirety by the full text of the amendment, which is filed as Exhibit 10(iii)A(43) to this Annual Report on Form 10-K.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.*

None.

PART III

Item 10.   *Directors, Executive Officers, and Corporate Governance.*

The information required by this item, with respect to directors and corporate governance, will be included under the caption *Item 1 — Election of Directors* and *Director Information* of our proxy statement for the annual meeting of stockholders to be held January 22, 2025, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

The information required by this item, with respect to executive officers, will be included under the caption *Executive Officers* of our proxy statement for the annual meeting of stockholders to be held January 22, 2025, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

The information required by this item, with respect to the code of ethics, will be included under the captions *Governance Policies and Procedures* and *Contacting the Board of Directors* of our proxy statement for the annual meeting of stockholders to be held January 22, 2025, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

The Company has adopted an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities (and related derivative securities) by directors, officers and employees, other covered persons, and the Company and is designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11.   *Executive Compensation.*

The information required by this item will be included under the captions *Director Information, Board and Committees (*including *Compensation Committee Interlocks and Insider Participation), Compensation of Directors, Compensation Discussion and Analysis, Report of the Compensation and Management Development Committee, Fiscal 2024 Summary Compensation Table, Fiscal 2024 Grants of Plan-Based Awards, Outstanding Equity Awards at Fiscal 2024 Year-End, Option Exercises and Stock Vested in Fiscal 2024, Pension Benefits in Fiscal 2024, Fiscal 2024 Non-Qualified Deferred Compensation, Employment Arrangements, Potential Payments upon Termination, CEO Pay Ratio,* and *Equity Compensation Plans* of our proxy statement for the annual meeting of stockholders to be held January 22, 2025, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item will be included under the captions *Equity Compensation Plans* and *Beneficial Ownership of the Company's Securities* of our proxy statement for the annual meeting of stockholders to be held January 22, 2025, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item will be included under the captions *Certain Relationships and Related Party Transactions, Director Information,* and *Board and Committees* of our proxy statement for the annual meeting of stockholders to be held January 22, 2025, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 14.   *Principal Accountant Fees and Services.*

Our independent registered public accounting firm is Ernst & Young LLP, Atlanta, Georgia, PCAOB ID: 42.

The information required by this item concerning our principal accountant will be included under the captions *Audit Fees and Other Fees, Preapproval Policies and Procedures,* and *Report of the Audit Committee* of our proxy statement for the annual meeting of stockholders to be held January 22, 2025, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules.*

(a) The following documents are filed as a part of this report:

    (2)   Financial Statement Schedules:

Any of Schedules I through V not listed above have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto

    (3)   Exhibits filed with this report (begins on next page):

Copies of exhibits will be furnished to stockholders upon request at a nominal fee. Requests should be sent to Acuity Brands, Inc., Investor Relations Department, 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309

INDEX TO EXHIBITS

EXHIBIT 3	(a)	Certificate of Amendment to the Restated Certificate of Incorporation of Acuity Brands, Inc., dated as of January 25, 2024.	Reference is made to Exhibit 3.1 of registrant's Form 8-K as filed with the Commission on January 26, 2024, which is incorporated herein by reference.
	(b)	Restated Certificate of Incorporation of Acuity Brands, Inc., dated as of January 25, 2024.	Reference is made to Exhibit 3.2 of registrant's Form 8-K as filed with the Commission on January 26, 2024, which is incorporated herein by reference.
	(c)	Amended and Restated Bylaws of Acuity Brands, Inc., dated as of January 25, 2024.	Reference is made to Exhibit 3.4 of registrant's Form 8-K as filed with the Commission on January 26, 2024, which is incorporated herein by reference.
EXHIBIT 4	(a)	Form of Certificate representing Acuity Brands, Inc. Common Stock.	Reference is made to Exhibit 4.1 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
	(b)	Description of Securities.	Filed with the Commission as part of this Form 10-K.
	(c)	Indenture, dated as of November 10, 2020, between Acuity Brands Lighting, Inc. and U.S. Bank National Association, as trustee.	Reference is made to Exhibit 4.1 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(d)	First Supplemental Indenture, dated as of November 10, 2020, among Acuity Brands Lighting, Inc., Acuity Brands, Inc. and ABL IP Holding, LLC, and U.S. Bank National Association, as trustee.	Reference is made to Exhibit 4.2 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(e)	Officer's Certificate, dated as of November 10, 2020, pursuant to Sections 3.01 and 3.03 of the Indenture, dated November 10, 2020, setting forth the terms of the 2.150% Senior Notes due 2030. the 2.150% Senior Notes due 2030.	Reference is made to Exhibit 4.3 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(f)	Form of 2.150% Senior Notes due 2030 (included in Exhibit 4.3).	Reference is made to Exhibit 4.3 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
EXHIBIT 10(i)	(1)	Five-Year Credit Agreement dated June 30, 2022.	Reference is made to Exhibit 10.1 of registrant's Form 10-Q as filed with the Commission on June 30, 2022, which is incorporated herein by reference.
EXHIBIT 10(iii)A		Management Contracts and Compensatory Arrangements:	
	(1)	Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10.14 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
	(2)	Amendment No. 1 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10(iii)A(2) of registrant's Form 10-Q as filed with the Commission on January 14, 2003, which is incorporated by reference.
	(3)	Amendment No. 2 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10(iii)A8 of the registrant's Form 10-Q as filed with the Commission on July 14, 2003, which is incorporated by reference.
	(4)	Amendment No. 3 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10(iii)A(36) of the registrant's Form 10-K as filed with the Commission on October 29, 2004, which is incorporated by reference.

(5)	Amendment No. 4 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 99.2 of registrant's Form 8-K filed with the Commission on July 6, 2006, which is incorporated herein by reference.
(6)	Amendment No. 5 to Acuity Brands, Inc. Supplemental Deferred Savings Plan.	Reference is made to Exhibit 10(iii)A(6) of registrant's Form 10-Q as filed with the Commission on July 10, 2007, which is incorporated herein by reference.
(7)	Amended and Restated Acuity Brands, Inc. 2005 Supplemental Deferred Savings Plan, effective as of July 1, 2019.	Reference is made to Exhibit 10(b) of the registrant's Form 10-Q as filed with the Commission on July 2, 2019, which is incorporated herein by reference.
(8)	First Amendment to the Acuity Brands, Inc. 2005 Supplemental Deferred Savings Plan, effective as of October 25, 2021	Reference is made to Exhibit 10(iii)A(14) of the registrant's Form 10-K as filed with the Commission on October 27, 2021, which is incorporated herein by reference.
(9)	Acuity Brands, Inc. Nonemployee Director Deferred Compensation Plan as Amended and Restated Effective June 29, 2006.	Reference is made to Exhibit 99.1 of registrant's Form 8-K filed with the Commission on July 6, 2006, which is incorporated herein by reference.
(10)	Amendment No. 2 to Acuity Brands, Inc. Nonemployee Director Deferred Compensation Plan dated October 24, 2008.	Reference is made to Exhibit 10(iii)A(86) of the registrant's Form 10-K as filed with the Commission on October 27, 2008, which is incorporated herein by reference.
(11)	Amended and Restated Acuity Brands, Inc. 2011 Nonemployee Director Deferred Compensation Plan, Effective as of January 5, 2022.	Reference is made to Exhibit 10(c) of the registrant's Form 10-Q as filed with the Commission on January 7, 2022, which is incorporated herein by reference.
(12)	Acuity Brands, Inc. Compensation for Non-Employee Directors.	Reference is made to Exhibit 10(iii)A(12) of the registrant's Form 10-K as filed with the Commission on October 26, 2022, which is incorporated herein by reference.
(13)	Acuity Brands, Inc. Senior Management Benefit Plan.	Reference is made to Exhibit 10.16 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(14)	Amendment No. 1 to Acuity Brands, Inc. Senior Management Benefit Plan.	Reference is made to Exhibit 10(iii)A(5) of registrant's Form 10-Q as filed with the Commission on July 10, 2007, which is incorporated herein by reference.
(15)	Acuity Brands, Inc. Executive Benefits Trust.	Reference is made to Exhibit 10.18 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(16)	Acuity Brands, Inc. Supplemental Retirement Plan for Executives.	Reference is made to Exhibit 10.19 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(17)	Amendment No. 1 to Acuity Brands, Inc. Supplemental Retirement Plan for Executives.	Reference is made to Exhibit 10(iii)A(2) of the registrant's Form 10-Q as filed with the Commission on April 14, 2003, which is incorporated by reference.
(18)	Acuity Brands, Inc. Benefits Protection Trust.	Reference is made to Exhibit 10.21 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(19)	Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan, As Amended and Restated Effective As of July 1, 2019.	Reference is made to Exhibit 10(c) of the registrant's Form 10-Q as filed with the Commission on July 2, 2019, which is incorporated herein by reference.

(20)	Amendment No. 1 to Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan.	Reference is made to Exhibit 10(a) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(21)	Form of Amended and Restated Change in Control Agreement entered into as of April 21, 2006.	Reference is made to Exhibit 99.1 of registrant's Form 8-K filed with the Commission on April 27, 2006, which is incorporated herein by reference.
(22)	Employment Letter between Acuity Brands, Inc. and Neil M. Ashe, dated January 9, 2020	Reference is made to Exhibit 10.1 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(23)	Form of Nonqualified Stock Option Award Agreement (options subject only to time-based conditions)	Reference is made to Exhibit 10.2 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(24)	Form of Nonqualified Stock Option Award Agreement (options subject to time-based and share price performance conditions)	Reference is made to Exhibit 10.3 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(25)	Form of Severance Agreement between Acuity Brands, Inc. and Neil M. Ashe	Reference is made to Exhibit 10.4 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(26)	Amendment No. 1 to Severance Agreement between Acuity Brands, Inc. and Neil M. Ashe	Reference is made to Exhibit 10(iii)A(26) of the registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.
(27)	Form of Change in Control Agreement between Acuity Brands, Inc. and Neil M. Ashe	Reference is made to Exhibit 10.5 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(28)	Acuity Brands, Inc. Matching Gift Program.	Reference is made to Exhibit 10(iii)A(28) of the registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.
(29)	Employment Letter dated November 16, 2005 between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10.1 of registrant's Form 8-K filed with the Commission on November 18, 2005, which is incorporated herein by reference.
(30)	Amendment No. 1 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(81) of the registrant's Form 10-K as filed with the Commission on October 30, 2009, which is incorporated herein by reference.
(31)	Amendment No. 2 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(f) of registrant's Form 10-Q as filed with the Commission on March 31, 2010, which is incorporated herein by reference.
(32)	Amendment No. 3 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(4) of the registrant's Form 10-Q as filed with the Commission on April 2, 2014, which is incorporated herein by reference.
(33)	Amendment No. 4 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(46) of the registrant's Form 10-K as filed with the Commission on October 29, 2014, which is incorporated herein by reference.
(34)	Amendment No. 5 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(43) of the registrant's Form 10-K as filed with the Commission on October 27, 2015, which is incorporated herein by reference.

(35)	Amendment No. 6 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(44) of the registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(36)	Amendment No. 7 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(45) of the registrant's Form 10-K as filed with the Commission on October 26, 2017, which is incorporated herein by reference.
(37)	Amendment No. 8 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(a) of the registrant's Form 10-Q as filed with the Commission on January 9, 2019, which is incorporated herein by reference.
(38)	Amendment No. 9 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(b) of the registrant's Form 10-Q as filed with the Commission on April 3, 2019, which is incorporated herein by reference.
(39)	Acuity Brands Lighting, Inc. Severance Agreement, entered into as of March 28, 2018, by and between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(51) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(40)	Amendment No. 1 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(52) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(41)	Amendment No. 2 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(53) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(42)	Amendment No. 3 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(b) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(43)	Amendment No. 4 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Filed with the Commission as part of this Form 10-K.
(44)	Change in Control Agreement, entered into as of March 28, 2018, by and between Acuity Brands, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(54) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(45)	Amendment No.1 to Acuity Brands, Inc. Change in Control Agreement between Acuity Brands, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(55) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(46)	Change in Control Agreement dated March 28, 2018, by and between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(81) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(47)	Amendment No. 1 to Acuity Brands, Inc. Change in Control Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(82) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(48)	Severance Agreement dated March 28, 2020, by and between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(83) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(49)	Amendment No. 1 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(84) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.

(50)	Amendment No. 2 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(85) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(51)	Amendment No. 3 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(86) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(52)	Amendment No. 4 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(80) of the registrant's Form 10-K as filed with the Commission on October 27, 2021, which is incorporated herein by reference.
(53)	Change in Control Agreement dated March 2, 2020, by and between Acuity Brands, Inc. and Dianne S. Mills.	Reference is made to Exhibit 10(iii)A(87) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(54)	Severance Agreement dated March 2, 2020, by and between Acuity Brands, Inc. and Dianne S. Mills.	Reference is made to Exhibit 10(iii)A(88) of the registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(55)	Amendment No. 1 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Dianne S. Mills.	Reference is made to Exhibit 10(iii)A(83) of the registrant's Form 10-K as filed with the Commission on October 27, 2021, which is incorporated herein by reference.
(56)	Form of Indemnification Agreement.	Reference is made to Exhibit 10.1 of registrant's Form 8-K as filed with the Commission on February 9, 2010, which is incorporated herein by reference.
(57)	Form of Stock Notification and Award Agreement for stock options, effective October 24, 2013.	Reference is made to Exhibit 10(iii)A(1) of the registrant's Form 10-Q as filed with the Commission on April 2, 2014, which is incorporated herein by reference.
(58)	Form of Stock Notification and Award Agreement for stock options, effective October 27, 2014.	Reference is made to Exhibit 10(iii)A(66) of the registrant's Form 10-K as filed with the Commission on October 29, 2014, which is incorporated herein by reference.
(59)	Form of Stock Notification and Award Agreement for stock options, effective April 1, 2016.	Reference is made to Exhibit 10(iii)A(1) of the registrant's Form 10-Q as filed with the Commission on April 6, 2016, which is incorporated herein by reference.
(60)	Form of Restricted Stock Award Agreement for U.S. Grantees.	Reference is made to Exhibit 10(iii)A(70) of the registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(61)	Form of Restricted Stock Unit Award Agreement for Non-U.S. Grantees.	Reference is made to Exhibit 10(iii)A(72) of the registrant's Form 10-K as filed with the Commission on October 26, 2017, which is incorporated herein by reference.
(62)	Form of Nonqualified Stock Option Award Agreement.	Reference is made to Exhibit 10(iii)A(72) of the registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(63)	Form of Nonqualified Stock Option Award Agreement for Named Executive Officers.	Reference is made to Exhibit 10(iii)A(73) of the registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(64)	Amended and Restated Acuity Brands, Inc. 2012 Omnibus Stock Incentive Compensation Plan.	Reference is made to Appendix B of the registrant's Proxy Statement as filed with the Commission on November 22, 2021, which is incorporated herein by reference.

(65)	Acuity Brands, Inc. 2017 Management Cash Incentive Plan.	Reference is made to Annex B of the registrant's Proxy Statement as filed with the Commission on November 21, 2017, which is incorporated herein by reference.
(66)	Form of Restricted Stock Award Agreement for U.S. Employees.	Reference is made to Exhibit 10(iii)A(1) of the registrant's Form 10-Q as filed with the Commission on April 4, 2018, which is incorporated herein by reference.
(67)	Form of Restricted Stock Award Agreement for Directors.	Reference is made to Exhibit 10(iii)A(3) of the registrant's Form 10-Q as filed with the Commission on April 4, 2018, which is incorporated herein by reference.
(68)	Restricted Stock Award Agreement for Non-Employee Director.	Reference is made to Exhibit 10(a) of the registrant's Form 10-Q as filed with the Commission on January 7, 2022, which is incorporated herein by reference.
(69)	Deferred Stock Unit Award Agreement Non-Employee Directors.	Reference is made to Exhibit 10(b) of the registrant's Form 10-Q as filed with the Commission on January 7, 2022, which is incorporated herein by reference.
(70)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement.	Reference is made to Exhibit 10(iii)A(93) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(71)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement.	Reference is made to Exhibit 10(c) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(72)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement.	Reference is made to Exhibit 10(iii)A(94) of the registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(73)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement.	Reference is made to Exhibit 10(d) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(74)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (TSR October 2022).	Reference is made to Exhibit 10(1) of registrant's Form 10-Q as filed with the Commission on January 9, 2023, which is incorporated herein by reference.
(75)	Acuity Brands, Inc. Non-Employee Director Compensation Schedule.	Reference is made to Exhibit 10(1) of registrant's Form 10-Q as filed with the Commission on April 4, 2023, which is incorporated herein by reference.
(76)	Acuity Brands, Inc. 2005 Supplemental Deferred Savings Plan (As Amended and Restated effective March 30, 2023).	Reference is made to Exhibit 10(2) of registrant's Form 10-Q as filed with the Commission on April 4, 2023, which is incorporated herein by reference.
(77)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (ROIC Performance Award).	Reference is made to Exhibit 10(iii)A(76) of the registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.
(78)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (rTSR Performance Award).	Reference is made to Exhibit 10(iii)A(77) of the registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.

	(79)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement	Reference is made to Exhibit 10(iii)A(78) of the registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.
	(80)	Acuity Brands, Inc. Incentive-Based Compensation Recoupment Policy As Amended and Restated Effective as of October 2, 2023.	Reference is made to Exhibit 10(iii)A(79) of the registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.
	(81)	Acuity Brands, Inc. Short-Term Incentive Plan As Amended and Restated Effective as of September 28, 2023.	Reference is made to Exhibit 10(iii)A(80) of the registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.
EXHIBIT 19		Insider Trading Policy.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 21		List of Subsidiaries.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 22		List of Guarantors and Subsidiary Issuers of Guaranteed Securities.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 23		Consent of Independent Registered Public Accounting Firm.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 24		Powers of Attorney.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 31	(a)	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
	(b)	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 32	(a)	Certification of the Chief Executive Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
	(b)	Certification of the Chief Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 101	.INS	XBRL Instance Document	The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
	.SCH	XBRL Taxonomy Extension Schema Document.	Filed with the Commission as part of this Form 10-K.
	.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	Filed with the Commission as part of this Form 10-K.
	.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	Filed with the Commission as part of this Form 10-K.
	.LAB	XBRL Taxonomy Extension Label Linkbase Document.	Filed with the Commission as part of this Form 10-K.
	.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 104		Cover Page Interactive Data File.	Formatted as Inline XBRL and contained in Exhibit 101 of this Form 10-K.

Item 16.   *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUITY BRANDS, INC.

Date: October 28, 2024   By: /S/ NEIL M. ASHE

Neil M. Ashe
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ NEIL M. ASHE **Neil M. Ashe**	Chairman, Director, President and Chief Executive Officer (Principal Executive Officer)	October 28, 2024
/s/ KAREN J. HOLCOM **Karen J. Holcom**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 28, 2024
* **Marcia J. Avedon, Ph.D.**	Director	October 28, 2024
* **W. Patrick Battle**	Director	October 28, 2024
* **Michael J. Bender**	Director	October 28, 2024
* **G. Douglas Dillard, Jr.**	Director	October 28, 2024
* **James H. Hance, Jr.**	Director	October 28, 2024
* **Maya Leibman**	Director	October 28, 2024
* **Laura G. O'Shaughnessy**	Director	October 28, 2024
* **Mark J. Sachleben**	Director	October 28, 2024
* **Mary A. Winston**	Director	October 28, 2024
*BY: /s/ KAREN J. HOLCOM **Karen J. Holcom**	Attorney-in-Fact	October 28, 2024